Exhibit 1

2025 Integrated Report

At Cemex, our purpose is clear: To address the world’s construction challenges through sustainable and innovative solutions that build a better future. This purpose guides every decision we make and underpins our approach to long-term value creation for our stakeholders.

One Strategy. One Goal. One Cemex.

Our focus and alignment across the organization.

One Strategy.

We are strengthening our business through operational excellence, where strategically sound and financially disciplined initiatives build momentum and unlock our full potential.

One Goal.

We are accelerating performance while creating long-term value for all our stakeholders.

One Cemex.

We are fostering a culture of accountability and ownership, grounded in collaboration, cross-functional engagement, and continuous best-practice sharing across our global operations.

Interested in learning more?

Read on or contact us at:

Investor Relations

ir@cemex.com

Public Affairs

publicaffairs@cemex.com

Sustainability

sd@cemex.com

Media Relations

mediarelations@cemex.com

Headquarters

Cemex, S.A.B. de C.V.

Av. Ricardo Margain Zozaya 325

66265, San Pedro Garza Garcia,

Nuevo Leon

Mexico

+52-81-8888-8888

www.cemex.com

linkedin.com/company/cemex
x.com/cemex
facebook.com/cemex
instagram.com/cemex
New York Stock Exchange (ADS): CX	Mexican Stock Exchange (CPO): CEMEXCPO	youtube.com/@cemex

Our Company

4	Letter from Our Chairman

6	Letter from Our CEO

8	Cemex Overview

10	Our Sustainability Targets

11	Business Highlights

12	Noteworthy Recognitions

13	Our Strategy

14	Value Creation Model

15	Strategic Priorities

17	Digital Forward

23	Driving Profitable Growth

25	Financial Performance

26	Financial Highlights

27	Consolidated Results

29	Future in Action

30	Future in Action

31	Smart Decarbonization

44	Responsible Nature

53	Enabling Net-Zero Future

	53	Innovation and Partnerships

	59	Advocacy

	65	Social Commitment

	67	Sustainable Finance

68	Stakeholder Engagement

69	Stakeholder Engagement

70	Health and Safety

79	Workforce Experience

90	Customer Centricity

97	Supplier Networks

100	Community Investments

114	Governance

115	Corporate Governance

116	Board of Directors

129	Executive Committee

137	Ethics and Compliance

142	Risk and Opportunity Management

152	Respect for Human Rights

157	Appendix

158	Selected Consolidated Financial Information

160	Financial Information

222	Non-Financial Information

231	Scope and Boundaries of This Report

233	Double Materiality Assessment

241	How We Engage With Our Stakeholders

243	Board of Directors Skill Set

247	EU Taxonomy

251	GRI Content Index

262	Sustainability Accounting Standards Board Response (SASB)

264	Task Force on Climate-Related Financial Disclosure Response (TCFD)

283	Terms We Use

285	Cautionary Statement Regarding Forward-Looking Statements

3	Cemex 2025 Integrated Report

CONTENTS

Our Company

• Letter from Our Chairman

Letter from Our CEO

Cemex Overview

Our Sustainability Targets

Business Highlights

Noteworthy Recognitions

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

4	Cemex 2025 Integrated Report

Letter from Our Chairman

Dear Stakeholders,

Cemex delivered solid performance in 2025—a year characterized by two halves, with a strong recovery led by transformation. The year began with significant headwinds in Mexico related to the first year of a new government administration and a weaker peso, coupled with soft demand conditions in the U.S. In contrast, the second-half improvement was predicated on Mexico’s recovery as well as early results from our ambitious and disciplined transformation, announced in the second quarter. The Mexican market began a recovery in the second half of the year with activation of certain government-sponsored building programs and peso appreciation.

A Year of Transformation

In 2025, we welcomed new company leadership after our CEO, Fernando González, retired after 11 years at the helm. Jaime Muguiro, a seasoned executive with nearly 30 years of Cemex service, was appointed CEO. This transition followed the arrival of a new administration in the U.S., which introduced significant geopolitical changes around the world. In industrial policy, the U.S. introduced sectoral tariff rates and an ongoing revision of existing international agreements, while promoting various actions aimed at attracting investment and strengthening local production. These changes occurred in parallel with significant advances in the development and application of artificial intelligence–based technologies. Additionally, the Federal Reserve and other central banks explored new points of equilibrium to contain inflation.

The U.S. economy demonstrated remarkable resilience, anchored in private consumption, the continuation of the 2021 Infrastructure Investment and Jobs Act, and the continued dynamism of the U.S. stock market. Uncertainty around U.S. trade policy impacted the economy of its largest trade partner, Mexico. Despite the risks of potential tariffs, trade volumes between the two countries remained high, and the Mexican federal government promoted new and ambitious projects in its Plan México. Geopolitical tensions remained high with the continuation of the war in Ukraine as well as the conflict in Gaza.

Amid an ever-changing geopolitical backdrop and challenging global business environment, we delivered strong results as we transitioned leadership and embarked on our transformation process, carrying out a series of actions to renew key aspects of our company’s strategy. The doubling of Cemex’s stock price since the beginning of 2025 gives credence to our belief that the transformation is working.	In this year’s report, we are proud to share our story of transformation and resilience, underpinned by our dedication to continue building on our progress and improving certain operational and financial indicators to become a more efficient, competitive, and profitable company. Importantly, much of our transformation is driven by self-help measures, actions fully under our control and independent of underlying organic growth.

CONTENTS

Our Company

• Letter from Our Chairman

Letter from Our CEO

Cemex Overview

Our Sustainability Targets

Business Highlights

Noteworthy Recognitions

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

5	Cemex 2025 Integrated Report

Amid this complex backdrop, Cemex focused on self-improvement measures that were largely unaffected by geopolitical developments. Beginning with the appointment of Jaime Muguiro in April, the company took an existing cost-reduction program, Project Cutting Edge, and expanded its use as the foundational element to transform the company. Project Cutting Edge focused on overhead reduction, operational improvements, and asset efficiency to drive operational excellence while boosting free cash flow and introducing a robust shareholder return program. Significant strategic adjustments were made, including:

∎	reorganizing our corporate functions and eliminating significant overhead at the management level to return decision-making to our operations and allow them to focus exclusively on what moves the business

∎	focusing on operational excellence, where all organizational assets were evaluated against their generated return to better inform profitability-based decisions.

∎	establishing new criteria for disciplined capital allocation, with a greater focus on shareholder return and small- to mid-size bolt-on acquisitions primarily in the U.S. (chiefly in the aggregates, mortars, and admixtures space, designed to strengthen our portfolio and deliver immediate synergies)

∎	generating higher returns for shareholders

A Reaffirmed Commitment

At Cemex, we reaffirm our commitment to be industry leaders and to build a better world in which our clients realize full success in their projects; to provide solutions to develop more prosperous cities; and to engage in a program of profitable decarbonization where respect for nature is promoted, biodiversity is preserved, and present and future generations can count on a better quality of life. We are on the right track with the right business strategy, while the strategic, operational, and financial pillars of Cemex are solid. With this strong foundation, we reaffirm our dedication to generating lasting value and higher returns for all stakeholders. On behalf of Cemex’s Board of Directors, we thank you for your continued trust and confidence in Cemex.

Sincerely,

Rogelio Zambrano Lozano

Chairman, Board of Directors

CONTENTS

Our Company

Letter from Our Chairman

• Letter from Our CEO

Cemex Overview

Our Sustainability Targets

Business Highlights

Noteworthy Recognitions

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

6	Cemex 2025 Integrated Report

Letter from Our CEO

Dear Stakeholders,

The past year marked an important inflection point for our Company. Despite challenging market conditions across our core geographies, we took decisive actions to reposition the business for sustainable value creation. As we look ahead, I am confident that the strategic, operational, and cultural transformation that we introduced is strengthening our foundation and enhancing our ability to deliver long-term shareholder returns.

A Clear Strategic Identity

We remain a leading heavy building materials company with a focused geographic footprint in Mexico, the U.S., and Europe, complemented by selective exposure to higher-growth markets that generate strong free cash flow (FCF). This focus reflects our conviction that scale, market positioning, and operational depth in structurally attractive regions are essential to long-term competitiveness.

Each of our core markets offers distinct opportunities. Mexico benefits from strong demographic fundamentals and sustained demand for housing, infrastructure, and essential services. The U.S. remains one of the most resilient construction markets globally, supported by infrastructure investment and continued housing demand. Europe is showing gradual recovery, underpinned by infrastructure and residential activity. Across all regions, our strategy is anchored in disciplined capital allocation and a continued emphasis on improving earnings quality.

Advancing a Comprehensive Transformation

When I assumed leadership in 2025, it was clear that meaningful change was required. While Cemex possessed strong assets and talented teams, our financial performance did not fully reflect that potential.

In response, we launched a comprehensive transformation through our new program Project Cutting Edge, centered on driving operational excellence and enhancing shareholder return. Transformation and sustainable performance require more than financial results. It requires a culture that embraces accountability, continuous improvement, and change. We are building an organization that is lean, agile, and aligned with an owner’s mindset—one that benchmarks itself against best-in-class standards and leverages technology to enhance productivity and decision-making.

Our transformation is structured around four core pillars.

First, we are strengthening operational execution. We are eliminating duplicity in function and sharpening our focus on profitability by customer, product, and end market; increasing agility in resource allocation; and maintaining a relentless emphasis on cost discipline and margin expansion. Technology and data are increasingly embedded in how we manage the business, enabling faster, more informed decision-making.

Second, we have redefined how we measure and manage performance, expanding our operational key performance indicators from revenue and EBITDA growth to enhance focus on FCF and asset efficiency. In a capital-intensive industry, we are placing much greater emphasis on EBIT, return on invested capital, and the value creation of individual assets relative to their cost of capital. We have also shifted from traditional long-term planning cycles to rolling three-year execution sprints, reinforcing focus, accountability, and adaptability.

Third, we have implemented a new capital allocation framework. All uses of cash are evaluated against risk-adjusted return thresholds, with the objective of maximizing shareholder value. Maintaining our investment-grade credit rating remains a fundamental commitment, and capital deployment decisions are made with this priority firmly in mind.

Fourth, we are building a sustainable shareholder return platform. Progressive dividends and share repurchases are integral components of our strategy, reflecting confidence in our cash-generation capabilities, an understanding of the expectations of our investors, and our commitment to disciplined capital returns. While it will take time to scale shareholder return, we set the pace in the first quarter of 2026 with a 39% increase in our proposed progressive dividend at our Annual General Meeting in March 2026 as well as the announcement of a three-year $500 million share repurchase program.

CONTENTS

Our Company

Letter from Our Chairman

• Letter from Our CEO

Cemex Overview

Our Sustainability Targets

Business Highlights

Noteworthy Recognitions

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

7	Cemex 2025 Integrated Report

Safety remains our first core value and is fundamental to how we operate. At the same time, we are simplifying processes, reducing bureaucracy, and empowering our teams to act decisively in the best interests of customers and shareholders.

As we continue striving to achieve zero injuries, we remain the global industry leader in safety standards. In 2025, our employee lost time injury (LTI) frequency rate was 0.3, and we had zero LTI incidents across 97% of our global operations.

Our continuous improvement commitment is resulting in positive outcomes, yet we will not be satisfied until we achieve zero injuries across all our operations.

Operating responsibly implies understanding that the way we do business also matters, and that is why we fully embrace and adhere to our Code of Ethics. Integrity, transparency, and strict adherence to the laws and regulations where we operate, as well as the respect for the different cultures of the countries in which we operate, are the values and principles on which we do business every day.

Building the Future

The transformation underway across Cemex is both ambitious and necessary. It is grounded in disciplined execution, financial rigor, and a clear commitment to long-term value creation. While challenges remain, we are confident in the direction we have set and in the capabilities of our teams to deliver.

We are very optimistic about the future because, in many ways, we are building it. On behalf of our nearly 40,000 global employees and the entire management team, thank you for your continued trust and support. We remain fully committed to executing our strategy and delivering sustainable returns for you, our stakeholders.

Sincerely,

Jaime Muguiro

Chief Executive Officer

CONTENTS

Our Company

Letter from Our Chairman

Letter from Our CEO

• Cemex Overview

Our Sustainability Targets

Business Highlights

Noteworthy Recognitions

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

8	Cemex 2025 Integrated Report

Cemex Overview 100-Plus-Year Legacy Symbolizes Leadership, Resilience

Cemex is a global building materials company committed to providing innovative and sustainable solutions for the construction industry.

Our Profile

With a 100-plus-year operating history, Cemex is focused on operational excellence, disciplined execution, and long-term shareholder value creation. We drive innovation to support the world in reaching the next frontier of sustainable living through industry-focused research and development while maintaining a pragmatic, performance-driven approach to growth. We are committed to achieving carbon neutrality by pioneering solutions to decarbonize our operations and by positively contributing to nature. With a digitally enabled customer experience, we offer cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world.

CEMEX

Cemex at a Glance 2025

+100-year
operating history founded in 1906

+39,000
employees worldwide

2050
our commitment to achieve carbon neutrality

US $3.1
billion operating EBITDA

US $16.1
billion global sales

52
cement and grinding plants

1,136
ready-mix concrete plants

57
marine terminals

235
land distribution centers

225
aggregate sites

CONTENTS

Our Company

Letter from Our Chairman

Letter from Our CEO

• Cemex Overview

Our Sustainability Targets

Business Highlights

Noteworthy Recognitions

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

9	Cemex 2025 Integrated Report

Our Businesses

Our Global Footprint

CONTENTS

Our Company

Letter from Our Chairman

Letter from Our CEO

Cemex Overview

• Our Sustainability Targets

Business Highlights

Noteworthy Recognitions

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

10	Cemex 2025 Integrated Report

Our Sustainability Targets

Cemex’s sustainability targets showcase our strong commitment to building a better world by addressing climate change. We are passionate about doing our part to help alleviate one of the most significant challenges our communities face today.

Focus Area	Key Performance Indicator	2025	2030 Target	Link to priority SDGs

Health and Safety	Employee fatalities (No.)	2	0	9, 11

	Employee lost time injuries (LTI) frequency rate	0.3	0	9, 11

Customer Centricity	Net promoter score (NPS)	75	70	9

Climate Action	Scope 1-specific net CO2 emissions per ton of cementitious product (kgCO2/cementitious)[1]	528	<430	9, 11, 13

	Clinker factor (cementitious) (%)	70.1	68	9, 11, 13

	Alternative fuels rate (%)	32.1	55	9, 11, 13

	Scope 2-specific CO2 emissions per ton of cementitious product (kgCO2/cementitious)	35.5	24	9, 11, 13

Circular Economy	Total waste-derived sources managed (million tons)	25.3	41	9, 11, 12

Water	Implementation of water action plans in sites located in water-stressed areas (%)[2]	50	100	12

	Reduction in specific freshwater withdrawal in cementitious (%)	3.8	20	12

	Reduction in specific freshwater withdrawal in aggregates (%)[3]	14.2	15	12

	Reduction in specific freshwater withdrawal in concrete (%)	19.3	10	12

Biodiversity	Active quarries with rehabilitation plans (%)	100	100	11, 13

	Active quarries located in proximity to a high biodiversity value area	83	100	11, 13

	where a biodiversity action plan has been implemented (%)[4]

Air Emissions	Reduction of PM emissions per ton of clinker vs. 2005 (%)	91	95	12

	Reduction of NOx emissions per ton of clinker vs. 2005 (%)	41	47	12

	Reduction of SOx emissions per ton of clinker vs. 2005 (%)	81	67	12

Communities	Priority sites from all businesses that have implemented a community engagement plan (CEP) (%)	100	100	9, 11

	Community partners (million people)[5]	30.5	30	11

Employee Experience	Employee net promoter score (eNPS)	47	≥43	9, 11

	Voluntary turnover (%)[6]	9	<10	9

Suppliers	Sustainability assessment of critical suppliers by an independent third-party (% spend)	100	90	9, 11, 12, 13

Ethics and Compliance	Implementation of Ethics and Compliance Continuous Improvement Program (%)	100	100	9

Sustainable Finance	Debt and other instruments linked to sustainability (%)	47	85	9, 11, 12, 13

1 Target aligned with SBTi 1.5°C scenario.	4 Critical sites updated in line with proximity study carried out in 2021.
2 Water Action plans being implemented in accordance with the scoping study on water-stressed areas conducted in 2020.	5 Individuals positively impacted by our social initiatives since 1998.
3 Baseline adjustments related to quarry dewatering.	6 2030 target is an annual target.

CONTENTS

Our Company

Letter from Our Chairman

Letter from Our CEO

Cemex Overview

Our Sustainability Targets

• Business Highlights

Noteworthy Recognitions

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

11	Cemex 2025 Integrated Report

Business Highlights

Strategy, Execution Create Momentum

2025 Progress

Financial Performance

Our business transformation is driving solid financial results with a focus on operational excellence and higher shareholder returns.

- US$16.1 billion global sales
- US$3.1 billion operating EBITDA
- 19.1% operating EBITDA margin
- 1.63x leverage ratio, our lowest since 2007
- ~US$200 million in recurrent EBITDA savings delivered through Project Cutting Edge
- ~US$1.15 billion in divestments leading to significant portfolio rebalancing

Future in Action

We are amplifying proven smart and profitable decarbonization levers to become a net-zero company by 2050.

- Reduced cement scope 1- and 2-specific CO_2 emissions by 14% and 37%, respectively compared to our 2020 baseline
- 63% total cement sales from Vertua® products
- 56% total ready-mix concrete sales from Vertua® products
- +25 million tons of waste material repurposed through Regenera
- +12 million tons of construction, demolition, and excavation waste processed in 2025
- 83% sites with biodiversity action plans
- 100% active quarries with rehabilitation plans
- 22 industrial-scale projects supporting smart decarbonization priorities

Stakeholder Engagement

- 24% reduction in employee total recordable injury rate compared to 2024
- 0.3 employee lost time injury frequency rate
- 47 employee net promoter score
- 22% senior leadership positions held by women
- 75 customer net promoter score
- 30 million community partners, ahead of 2030 sustainability target
- Identified environmental, social, governance risk level for 8,000 suppliers

Governance

We embrace high ethical standards and best practices in our corporate governance model, upholding our commitment to integrity, accountability, and responsible decision-making.

- +20,300 employee training hours to reinforce Code of Ethics and Business Conduct
- 100% of operations in high-risk countries audited in 2025
- 91% of ethics and compliance questions and concerns received through ETHOSline

CONTENTS

Our Company

Letter from Our Chairman

Letter from Our CEO

Cemex Overview

Our Sustainability Targets

Business Highlights

• Noteworthy Recognitions

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

12	Cemex 2025 Integrated Report

Noteworthy Recognitions

At Cemex, we solve the world’s construction challenges sustainably and innovatively while providing value for our stakeholders. We are honored to be recognized externally for this commitment and share these accolades with those who help us push boundaries to shape a better future for all.

ENVIRONMENTAL, SOCIAL, AND GOVERNANCE

MSCI ESG Rating

AAA

as of 2026, Cemex received the highest possible rating placing the company among the top performers in the construction sector globally[1]

ETHICS AND GOVERNANCE

Ethisphere

2025 World's Most Ethical Companies Honoree

CLIMATE

CDP

Named to 2025 A List for climate action

top 4% of nearly 20,000 companies scored for environmental transparency

INNOVATION

BuiltWorlds 2025 Investor Awards

Sustainability Investor of the Year

for commitment to decarbonization, resource efficiency, long-term environmental performance

WORKFORCE

World Benchmarking Alliance

#1 Rank

for Gender Assessment among construction materials industry

COMMUNITIES

Benevity

The Moonshot Award – Boldness & Creativity

for bold, scalable, constructively disruptive programs that blend environmental stewardship with community empowerment

1 The use by CEMEX of any MSCI ESG Solutions LLC or certain related entities (“MSCI”) data, and the use of MSCI logos, trademarks, service marks or index names herein, do not constitute a sponsorship, endorsement, recommendation, or promotion of Cemex by MSCI. MSCI services and data are the property of MSCI or its information providers and are provided “as is” and without warranty. MSCI names and logos are trademarks or service marks of MSCI.

Our Strategy

2025 HIGHLIGHTS

5.4
percentage-point increase in free cash flow from operations as percentage of EBITDA

6%
productivity improvement achieved through artificial intelligence use in Smart Operations pilot

Growth
priorities focused on U.S. and other select markets

CEMEX

13 Cemex 2025 Integrated Report

CONTENTS

Our Company

Our Strategy

• Value Creation Model

Strategic Priorities

Digital Forward

Driving Profitable Growth

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

14	Cemex 2025 Integrated Report

Values
Our Guiding Principles
Ensure Health and Safety
Focus on Customers
Act with Integrity
Work as One Cemex
Foster Innovation
Embrace Diversity
Strategic Priorities
Our Business Drivers
Operational Excellence
Return on Capital
Disciplined Growth
Shareholder Returns
Smart Decarbonization
Stakeholders
Our Vested-Interest Parties
Workforce
Customers
Investors
Communities
Suppliers
Civil Society
Value Creation Model
Priority SDGs
9
11
12
13
CEMEX

Cemex supplied 50,000+ yds of concrete for the construction of the Miami Marlins' MLB Stadium. Marlins Park (now loanDepot park) was the first retractable-roof stadium to achieve LEED Gold certification by the U.S. Green Building Council.

CONTENTS

Our Company

Our Strategy

Value Creation Model

• Strategic Priorities

Digital Forward

Driving Profitable Growth

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

15	Cemex 2025 Integrated Report

Strategic Priorities

Operational Performance, Profitability, Free Cash Flow Underscore Strategic Focus

We are pleased with our achievements in 2025. Despite a challenging demand environment across our global footprint, we delivered resilient results, supported by run-rate savings generated through our Project Cutting Edge.

As part of our transformation toward long-lasting shareholder value creation, we are focused on achieving best-in-class operational performance, driving higher profitability, and generating stronger free cash flow. In 2025, our free cash flow from operations as a percentage of EBITDA expanded 5.4 percentage points compared to the previous year, reflecting disciplined execution.

We further strengthened our performance management capabilities by systematically evaluating all assets on a return-on-capital basis through semi-annual business performance reviews. This approach reinforces a culture of accountability and value discipline. In parallel, we evolved our capital allocation framework in line with our growth strategy, pivoting from growth-driven capital expenditures toward accretive mergers and acquisitions with a focus on the U.S. and other select markets.

These actions are designed to build a robust platform for shareholder returns supported by a progressive dividend program and complemented by share buybacks.

Priority	Our Objectives	Our 2025 Achievements

Operational Excellence

Achieve best-in-class operational performance with increased profitability through pricing strategy, cost containment, and continuous improvement in production efficiency.

Enhance free cash flow generation to support strategic investments, continued deleveraging, and sustainable returns to shareholders.

∎

We delivered positive full-year results with stellar free cash flow generation.

∎

Free cash flow from operations reached US$1.4 billion with a 46% conversion rate adjusted for one-off cash expenses related to severance payments and discontinued operations.

∎

Through Project Cutting Edge, we delivered approximately US$200 million in recurrent EBITDA savings.

∎

Ongoing transformation delivered cost efficiencies and higher margins in the second half of 2025 compared to the prior year.

è Consolidated EBITDA margin expanded by 1.6 percentage points

è Cost of goods sold as a percentage of sales decreased 0.6 percentage points

è Operational expenses as a percentage of sales declined 1.1 percentage points

Return on Capital	Evaluate all assets on a return on invested capital basis to ensure returns exceed our cost of capital for every asset under management, supported by continuous improvement of controllable performance drivers.

∎

We deployed EBIT, free cash flow conversion, and the spread between return on invested capital and average cost of capital as updated performance metrics across our operations.

∎

A detailed, granular evaluation of every asset in our portfolio was conducted resulting in the definition of targeted action plans for all operations with identified performance gaps.

CONTENTS

Our Company

Our Strategy

Value Creation Model

• Strategic Priorities

Digital Forward

Driving Profitable Growth

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

16	Cemex 2025 Integrated Report

Priority	Our Objectives	Our 2025 Achievements

Disciplined Growth

Continue to execute our capital allocation strategy, prioritizing investments in the U.S. and selectively pursuing attractive bolt-on M&A opportunities in Mexico and Europe.

Focus on growth and development of our aggregates business and adjacent complementary businesses primarily in the U.S. market.

∎

With US$2.2 billion in announced divestitures, we significantly rebalanced our portfolio toward markets with consistent growth potential.

∎

The sale of the Dominican Republic operations was successfully concluded on January 30, 2025.

∎

The sale of most of our assets in Panama was completed on October 3, 2025, with partial proceeds invested in US aggregates business.

∎

The increase in holdings of Couch Aggregates to a majority stake materially strengthened our position in the U.S. southeast region.

∎

We expect completed projects in our growth portfolio to generate US$80 million in incremental EBITDA during 2026.

Shareholder Returns	Advance our shareholder return initiatives, including a progressive dividend program and share buybacks.

∎

With the restoration of our financial health and progress on our growth strategy, we took a step toward shareholder returns with the announcement of a US$130 million progressive and sustainable dividend program in March 2025.

∎

For 2026, our shareholders have been requested to approve an annual cash dividend approximately 40% higher than the dividend announced in 2025.

∎

We activated a share repurchase program with the intention to buy back up to US$500 million in shares over the next three years.

Smart Decarbonization	Commit to smart and profitable decarbonization, supported by an adequate regulatory environment.

∎

Gross CO2 emissions per ton of cementitious material were reduced from 577 to 568 kg.

∎

We achieved our lowest historical level of clinker factor, closing at 70.1%.

∎

Blended cements accounted for 84.5% of our total cement production.

∎

Emissions reductions continued to be driven by the deployment of traditional decarbonization levers including significant reduction in clinker factor, further improvements in energy efficiency, and an increased use of alternative fuels with biomass content.

CONTENTS

Our Company

Our Strategy

Value Creation Model

Strategic Priorities

• Digital Forward

Driving Profitable Growth

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

17	Cemex 2025 Integrated Report

Digital Forward

Digital Plays Key Role in Operational Excellence Strategy

KEY TAKEAWAYS Cemex Go Acceleration Program, deployed in Houston, increased digital orderadoptionfrom30%–90%, setting the stage for platform expansion across our U.S. markets in 2026. Launch of the transportation management system marked a major step in digitalizing and standardizing delivery planning. New Braunfels Balcones Cement Plant In Texas becomes the blueprint for extended artificial intelligence(AI) enabled digitalization. The facility has achieved approximately 6% productivity improvement through the deployment of AI and is positioned as the model for broader implementation across U.S. operations.

Best-in-Class Customer Experience Paves Way

for Digital Evolution

For more than a decade, Cemex has made disciplined, strategic investments in its digital transformation. What began as a commitment to deliver a consistent, digital-first commercial experience has evolved into a comprehensive ecosystem that redefines how our customers engage with us. Today, our global net promoter score of 75—well above industry benchmarks—stands as a definitive measure of the superior customer experience we deliver and the enduring value of our digital-first approach.

Building on this achievement, the next technology frontier leverages digitalization to bolster the company’s operational excellence strategy. Our digital evolution helps unlock the full potential of Cemex’s internal operations by enhancing business processes through data and artificial intelligence (AI) and focusing on improving operational key performance indicators (KPIs) to deliver greater efficiency. Collectively, these digital forward initiatives reinforce our commitment to operational excellence, customer-centric innovation, and sustainable value creation.

Digital Transformation Builds Capabilities,

Improves Operational Efficiency

Building organizational and technology-based capabilities, such as enhanced self-service options, automated workflows, and improved data visibility, let us optimize internal processes and redeploy critical resources to higher-value activities. In addition, we reduce the overall cost to serve across global operations and drive greater accuracy and responsiveness in commercial and logistics decision-making. Whether it’s commercial, supply chain, production, or administration, we’re embracing digitalization as a competitive edge in today’s dynamic business landscape.

CONTENTS

Our Company

Our Strategy

Value Creation Model

Strategic Priorities

• Digital Forward

Driving Profitable Growth

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

18	Cemex 2025 Integrated Report

Digital Forward Framework

The Digital Forward framework integrates four core processes and three enablers that help foster a culture of adaptability, continuous learning, and technological progress within Cemex.

Processes:

Enabling a Digital-First Commercial Experience

Drive efficiency, transparency, and agility through end-to-end digitalization of our commercial processes.

Digitalization and automation of our commercial processes have enabled a comprehensive self-service model that empowers customers to manage orders, track deliveries, and oversee their accounts autonomously. This significantly reduces dependence on traditional service center interactions.

By equipping our sales force with real-time data visibility and generative AI-powered tools, our commercial representatives have access to actionable intelligence and tailored technical guidance to deliver superior client engagement. Our service centers now operate with advanced digital solutions that enable seamless omnichannel interactions. This allows us to drive greater efficiency in customer service delivery while we begin deploying artificial intelligence capabilities to further maximize asset utilization and accelerate decision-making. Together, these digital capabilities aim to deliver a strengthened customer experience and sustainable cost efficiencies across our commercial operations.

Operating an Integrated Supply Chain

Connect systems and leverage real-time data to streamline processes and reduce complexity.

The new transportation management system (TMS) in the U.S. Midsouth region is a major step in digitizing and standardizing delivery planning. This initiative increased transportation optimizer utilization by up to 72% and achieved measurable carrier mix cost reductions. Thousands of cement loads have been digitized through the TMS since launch, directly lowering cost to serve, improving fleet productivity, and strengthening data-driven decision-making.

Digitalizing Operations

Optimize production, maintenance, and quality processes using advanced technologies, such as AI, to drive operational excellence across the organization.

These efforts have increased productivity of key assets in our flagship plant in New Braunfels, Texas. This gives us a road map for enhancing productivity across all facilities.

Scaling Administration and Support Services

Transform core support functions through digitalization and AI, enabling smarter decision-making, greater efficiency, and scalable operations that strengthen the business foundation and support sustainable growth.

Procurement. Integrating AI in source-to-contract streamlines sourcing, guides compliance, supports best-value decisions, and enhances supplier management and procurement efficiency.

Treasury. Modernizing our treasury system is improving reliability, standardization, and cash visibility, enabling strategic banking negotiations while optimizing liquidity, forecasting, and risk management.

Logistics. Leveraging AI to provide smarter negotiations and real-time vessel visibility is optimizing logistics, reinforcing supply chain resilience, and increasing operational efficiency and cost transparency.

Enablers:

Promoting Innovation and New Technologies

Embrace the evolution of processes and practices, recognizing that adaptability is key to success.

We are strengthening the open digital innovation ecosystem through Cemex Ventures Leaplab. We search for startups with practical uses of digital technologies and new business models for potential productivity improvement that enhance our value proposition.

Empowering Data and AI-Driven Decisions

Pursue data democratization across the organization, turning data into valuable assets and generating value from them.

Creating a robust data infrastructure, advanced analytics capabilities, and machine learning algorithms is enabling us to turn data into actionable insights.

Augmenting People Capabilities

Foster a culture of continuous learning, collaboration, and digital knowledge, propelling the Cemex organization forward.

We actively promote knowledge sharing and cross-functional skill development, equipping our workforce to lead and embrace digital transformation.

CONTENTS

Our Company

Our Strategy

Value Creation Model

Strategic Priorities

• Digital Forward

Driving Profitable Growth

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

19	Cemex 2025 Integrated Report

Cemex Go Acceleration Program

Cemex Go, our global flagship omnichannel platform, delivers a unified, digital-first commercial experience across every customer touchpoint. Whether engaging through our online store, sales force, or service centers, customers benefit from a consistent and seamless interaction with uniform access to product availability, tailored offerings, and responsive support. This integrated digital ecosystem increasingly serves as a meaningful competitive differentiator, reinforcing our market position and underpinning the company’s long-term growth strategy.

In 2025, we advanced the Cemex Go Acceleration program across the U.S., with the Houston market achieving digital adoption rates of 90% and automation levels exceeding 70%. Building on this momentum, we expanded the program into Arizona, California, and Mexico, where the benefits of accelerated digital adoption are expected to materialize in 2026.

Imagine Architectural Concrete has been a Cemex customer for 20 years and was an early adopter of the Cemex Go app when it was first introduced in the Arizona market. The latest and most innovative app improvement, according to Construction Manager Danny Luedtke, is the immediate confirmation of delivery times for his concrete orders. “I would recommend Cemex Go. Having it at your desktop or in the palm of your hands and knowing within minutes or seconds — it’s really been a game changer.” – Danny Luedtke Construction Manager, Imagine Architectural Concrete Learn more about how Cemex Go’s latest app improvements are benefiting Imagine Architectural Concrete.

CONTENTS

Our Company

Our Strategy

Value Creation Model

Strategic Priorities

• Digital Forward

Driving Profitable Growth

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

20	Cemex 2025 Integrated Report

Cemex Go Ecosystem

Global flagship omnichannel platform:

- Delivers a unified, digital-first customer experience across all channels.
- Provides industry-leading digital solutions that are purpose-built for the construction materials sector.
- Sustains market leadership in the industry with an end-to-end, quote-to-cash solution, deployed across the majority of our operations.

Cemex Go Link. A system-to-system integration interface that enables customers to connect directly with Cemex's digital infrastructure through application programming interfaces and enterprise platforms. Automating critical workflows, such as order placement, delivery tracking, and invoice downloads, allows customers across all geographies to reduce operating costs, streamline internal processes, and eliminate manual intervention.

Artificial Intelligence. We are embedding AI across our commercial value chain to enhance responsiveness and efficiency. AI-powered order validation enables digital confirmation of cement and ready-mix concrete orders by automatically verifying delivery feasibility. Through the use of generative AI and WhatsApp, virtual agents provide customers with immediate conversational transactions. We leverage two AI tools—TAVO and AI Copilot, a customer relationship management (CRM) system—to support our commercial force. TAVO is a Cemex-built generative AI copilot that acts as a technical and commercial expert for the sales force. AI Copilot is a data-driven productivity layer embedded in CRM systems, focused on customer data, insights, and workflow automation. Within our service centers, an AI-powered virtual agent resolves high-frequency inquiries autonomously, while call analytics extract actionable insights to improve service quality. Currently deployed in select operations, these AI solutions are built on a scalable architecture designed for systematic replication across our global footprint.

E-Commerce Solutions. Construrama.com is accelerating the digital reach of Cemex's Construrama network, the largest building materials distribution ecosystem in Mexico. Today, more than 5,500 active digital users access more than 54,000 product variations through the platform's website and mobile application. This extends our omnichannel commercial experience into the retail segment and reinforces our building materials distribution leadership across the region.

Ready-Mix Go. An innovative mobile platform that places full control of ready-mix concrete orders in the hands of our customers. The experience is designed for speed and simplicity. It features online ordering and modification with instant availability validation, e-signature functionality for delivery tickets, immediate access to electronic proof of delivery, and real-time order tracking throughout the fulfillment cycle.

Professional and Self-Builders Virtual Store Front. Our virtual store front (VSF) delivers a complete ready-mix experience through an intuitive e-commerce platform tailored for contractors and self-builders. The platform guides users through product selection, order placement, and online payment, completing this process in half the time of traditional methods. VSF is currently available in Mexico and the U.S.

Going Paperless. Cemex's paperless strategy drives productivity gains and resource efficiency by advancing the digitalization of both internal and customer-facing processes. In 2025, we sustained meaningful progress toward full digital adoption, with approximately 80% of invoices now delivered electronically. The benefit is reduced operational costs, accelerated transaction cycles, and support for broader sustainability commitments.

CemexGoEcosystem Global flagship omnichannel platform: Delivers a unified, digital-first customer experience across all channels. Provides industry-leading Cemex Go Link. A system-to-system Artificial Intelligence. We are E-Commerce Solutions. Construrama.com digital solutions that are integration interface that enables embedding AI across our commercial is accelerating the digital reach of Cemex’s purpose-built for the customers to connect directly with Cemex’s value chain to enhance responsiveness Construrama network, the largest building construction materials sector. digital infrastructure through application and efficiency. AI-powered order materials distribution ecosystem in Mexico. programming interfaces and enterprise validation enables digital confirmation Today, more than 5,500 active digital Sustains market leadership in platforms. Automating critical workflows, of cement and ready-mix concrete users access more than 54,000 product the industry with an end-to- such as order placement, delivery tracking, orders by automatically verifying variations through the platform’s website end, quote-to-cash solution, and invoice downloads, allows customers delivery feasibility. Through the use and mobile application. This extends our deployed across the majority across all geographies to reduce operating of generative AI and WhatsApp, omnichannel commercial experience into of our operations. costs, streamline internal processes, and virtual agents provide customers with the retail segment and reinforces our eliminate manual intervention. immediate conversational transactions. building materials distribution leadership We leverage two AI tools—TAVO and across the region. AI Copilot, a customer relationship management (CRM) system—to support our commercial force. TAVO is a Cemex-built generative AI copilot that acts as a technical and commercial Ready-Mix Go. An innovative mobile Professional and Self-Builders Virtual expert for the sales force. AI Copilot platform that places full control Store Front. Our virtual store front (VSF) is a data-driven productivity layer Going Paperless. Cemex’s paperless of ready-mix concrete orders in delivers a complete ready-mix experience embedded in CRM systems, focused on strategy drives productivity gains the hands of our customers. The through an intuitive e-commerce platform customer data, insights, and workflow and resource efficiency by advancing experience is designed for speed tailored for contractors and self-builders. automation. Within our service centers, the digitalization of both internal and and simplicity. It features online The platform guides users through product an AI-powered virtual agent resolves customer-facing processes. In 2025, we ordering and modification with selection, order placement, and online high-frequency inquiries autonomously, sustained meaningful progress toward full instant availability validation, payment, completing this process in half the while call analytics extract actionable digital adoption, with approximately 80% e-signature functionality for time of traditional methods. VSF is currently insights to improve service quality. of invoices now delivered electronically. delivery tickets, immediate access available in Mexico and the U.S. Currently deployed in select operations, The benefit is reduced operational costs, to electronic proof of delivery, and these AI solutions are built on a scalable accelerated transaction cycles, and support real-time order tracking throughout architecture designed for systematic for broader sustainability commitments. the fulfillment cycle. replication across our global footprint. 20 Cemex 2025 Integrated Report

CONTENTS

Our Company

Our Strategy

Value Creation Model

Strategic Priorities

• Digital Forward

Driving Profitable Growth

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

21	Cemex 2025 Integrated Report

Smart Operations Pilot Propels Productivity,

Creates Scalable Model

Cemex is fully committed to its global digital strategy. As demonstrated with Cemex Go and the acceleration program, digital solutions are scaled when they meet defined business-case expectations.

Smart Operations

Smart Operations is an initiative deployed in 2025 that drives digitally enabled, efficient, and sustainable operations. The program was piloted at the New Braunfels Balcones Cement Plant (Balcones) in Texas, demonstrating how digital tools boost yields, increase asset utilization, improve operational efficiency, and deliver productivity increases. The proof of concept provides a clear case for scaling the model in 2026.

Process Changes Smart Operations process changes, powered by digital activities across four pillars, are driving productivity gains.

CONTENTS

Our Company

Our Strategy

Value Creation Model

Strategic Priorities

• Digital Forward

Driving Profitable Growth

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

22	Cemex 2025 Integrated Report

Cemex Leaplab

Cemex Leaplab is an open innovation acceleration program designed to rapidly identify, test, and scale market-ready digital- and technology-enabled solutions. Using a disciplined business-driven and risk-controlled environment, the program currently focuses on four strategic opportunity areas: Green construction, enhanced productivity, digital construction supply chains, and the future of construction.

Through Leaplab, Cemex partners with high-potential startups at both early and growth stages to address priority operational challenges across the organization. In 2025, the program piloted a range of tested solutions focused on operations efficiency, productivity, and digitalization. These initiatives were developed in collaboration with EarthTrack, Emidat, Guidewheel, FuelHub, Optocycle, and Sodex.

Leaplab operates through short, agile, real-scale pilots, enabling rapid validation of technical performance, user adoption, scalability, and financial impact in live operating environments. This approach accelerates learning cycles, ensuring alignment with core business objectives.

Since its launch, Leaplab has assessed more than 600 solutions. The result: Sixteen pilots collaborating with startups from 10 countries across 130-plus Cemex sites spanning all regions and business lines. These efforts are supported by a global network of nearly 300 internal and external specialists, including mentors, pilot leaders, and subject-matter experts, reinforcing Cemex’s ability to continuously integrate digital innovation into its operations.

Learn more about Leaplab: cemexventures.com/Leaplab

CONTENTS

Our Company

Our Strategy

Value Creation Model

Strategic Priorities

Digital Forward

• Driving Profitable Growth

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

23	Cemex 2025 Integrated Report

Driving Profitable Growth

Investments Aim to Increase Returns, Create Value

Company Pivots from Growth Capex to Accretive Bolt-On M&A

As we transition to enhanced shareholder returns, we are focusing on two core value-creation levers: Operational excellence and a disciplined growth strategy.

Operational excellence centers on strengthening margins, increasing free cash flow, and improving returns on invested capital through granular, asset-level management. To enhance accountability and decision-making, we upgraded our performance measurement framework, transitioning from an EBITDA-based focus to metrics that more accurately reflect value creation, including EBIT, free cash flow, free cash flow conversion, and the spread between return on invested capital and weighted average cost of capital.

For our growth strategy, we are prioritizing investments in the U.S. and selectively in other markets, with a focus on aggregates and highly synergetic adjacent businesses. Our growth strategy emphasizes disciplined capital allocation and selective deployment of capital toward opportunities that deliver our threshold returns.

Growth Investments

Our growth investments are expected to contribute approximately US$80 million in incremental EBITDA by 2026 and US$200 million by 2027.

∎	Margin Expansion

Optimizing our existing asset base is a top priority. We are driving productivity improvements, expanding margins, and reducing costs to unlock additional value from current operations.

∎	Growth Pipeline

Our investment pipeline is subject to rigorous review, with opportunities evaluated against clearly defined criteria for profitability, cash generation, and returns on invested capital.

∎	Bolt-On M&A

We continue to pursue inorganic growth through bolt-on acquisitions primarily in the U.S., and selectively in other markets, focused on aggregates and adjacent businesses with strong strategic fit and significant synergies. In parallel, we are actively rebalancing our portfolio to reinforce operational excellence across assets. Proceeds from divestments will be directed to accretive M&A when available and deployed in line with our disciplined capital allocation framework.

Semi-Annual Business Performance Reviews

We maintain a relentless focus on execution through our three-year sprint plan designed to deliver profitable growth and maximize shareholder value. Semi-annual business performance reviews are conducted by region, with operational leaders defining bottom-up targets based on detailed, asset-level analysis. These reviews culminate in clearly defined action plans agreed upon with top management, including the CEO.

Through these assessments, financial performance of key assets is evaluated through the lens of our enhanced metrics. Regional operational action plans are continuously monitored to ensure alignment with our operational excellence strategy, while top management evaluates the portfolio on a return-on-capital basis to support disciplined capital allocation.

CONTENTS

Our Company

Our Strategy

Value Creation Model

Strategic Priorities

Digital Forward

• Driving Profitable Growth

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

24	Cemex 2025 Integrated Report

Growth Initiatives

EMEA Shepperton Quarry Cemex opened a new sand and gravel quarry in the U.K., located in Shepperton, North Surrey. The site secures the ongoing supply of aggregates to the London market. Mexico Mérida Cement Plant Expansion The Mérida Cement Plant expansion in Mexico fully integrates our quarry operation, allowing us to meet demand in the Yucatán peninsula. The plant achieved a clinker and cement capacity increase using state-of-the-art technology based on the building information modeling (BIM) methodology. +325K +410K tons per year clinker tons per year cement capacity increase capacity increase by February 2026 SCA&C Caribbean Cement Company Kiln Expansion The expansion of our kiln operation in Jamaica has resulted in a 15% capacity increase. The facility has reached an installed capacity of 3,000 tons per day, improving efficiency to allow the launch of exports. Dominican Republic Divestiture Our operations in the Dominican Republic were sold to Cementos Progreso Holdings, S.L., and its strategic partners for approximately US$950 million. The transaction included export businesses to Haiti. Panama Operations Divestiture As part of our strategy to rebalance our portfolio, we sold our operations in Panama to Grupo Estrella for an enterprise value of approximately US$200 million. U.S. Couch Aggregates Joint Venture As part of our strategy to accelerate growth in the U.S. and expand our aggregates business, we increased our holdings to a majority stake in Couch Aggregates. This leading player in the aggregates material industry gives us increased reach across the southeastern U.S. This expands our joint venture originally announced in 2024. Four Corners Sand Plant Our Four Corners Sand Facility in Clermont, Florida, is a 1.2million new operation expected to produce about 1.2 million tons of commercial sand each year for Central Florida construction tons of additional commercial sand projects. Local builders will have access to sand and supports affordability, and enables us to meet Central aggregates used in concrete, asphalt, and infrastructure Florida’s growing demand for hospitals, schools, homes, work. With its modern design, this operation creates a and other essential infrastructure. reliable regional supply that strengthens local supply chains,

Financial Performance

2025 HIGHLIGHTS

US$16.1B
global sales

US$3.1B
operating EBITDA

1.63x
leverage ratio

US$200M
recurrent EBITDA contribution generated through Project Cutting Edge

Cemex 2025 Integrated Report

Financial Performance 2025 HIGHLIGHTS US$16.1B US$3.1B US$200M global sales operating EBITDA recurrent EBITDA contribution 15% 1.63x generated through Project Cutting Edge year-over-year leverage ratio increase in free cash flow from operations

CONTENTS

Our Company

Our Strategy

Financial Performance

• Financial Highlights

Consolidated Results

Future in Action

Stakeholder Engagement

Governance

Appendix

26	Cemex 2025 Integrated Report

Financial Highlights

Transformation Drives 2025 Financial Results

This year marked a period of profound transformation for Cemex, centered on strengthening operational excellence and delivering higher shareholder returns. Our strategic priorities were reinforced to achieve best-in-class operational performance with increased profitability and free cash flow generation. We evaluated all assets on a return-on-capital basis, executed disciplined capital allocation with our growth strategy, built a robust shareholder return platform, and continued our commitment to profitable decarbonization.

Results unfolded in two distinct phases.

The first half of the year was challenged by macroeconomic and market headwinds, mainly in Mexico and the U.S. In contrast, the second half reflected tangible results of our transformation efforts, along with improving conditions in Mexico, which together drove a strong recovery in our financial performance.

Stronger Free Cash Flow

From Operations

Free cash flow from operations reached US$1.2 billion on a reported basis, representing a 15% year-over-year increase, and US$1.4 billion excluding one-off items such as severance and discontinued operations. This performance translated into a free cash flow conversion rate of 46% for the year.

Free cash flow from operations benefited from US$200 million in recurrent EBITDA savings delivered through Project Cutting Edge in 2025 and further reinforced by lower cash taxes and financial expenses and disciplined capital expenditure management.

These results underscore our continuous focus on the levers within our control to increase our free cash flow generation.

EBITDA Recovery, Margin Expansion

While full-year EBITDA increased by 1%, EBITDA growth accelerated significantly in the second half of the year, reaching 17%, with EBIT also improving at a double-digit rate. This performance was mainly driven by savings generated under Project Cutting Edge, cost efficiencies, and improved supply-demand dynamics in selected key markets. EBITDA margins remain stable for the full year, with a significant expansion in the second half as cost efficiencies began to materialize. Cost of sales and operating expenses, as a percentage of net sales, declined during the second half of the year, largely reflecting the impact of Project Cutting Edge. Importantly, all regions reported improved EBITDA margins in the last six months of the year, compared to the prior year.

Continued Portfolio Rebalancing

In 2025, Cemex completed the divestment of its operations in the Dominican Republic, along with the sale of most of its assets in Panama, further advancing its portfolio optimization strategy. A portion of the proceeds was allocated to expand Cemex’s aggregates operations in the U.S. by increasing our holdings to a majority stake in Couch Aggregates, a leading player in the aggregate materials industry across the southeastern U.S., strengthening our presence in this region.

(in millions of U.S. dollars, except per-ADS amounts)	2025[2]	2024[2]	Var. (%)

Sales	16,132	16,063	0.4%

Operating earnings before other expenses, net	1,789	1,823	-1.9%

Operating EBITDA	3,080	3,057	0.8%

Controlling interest net income	960	939	2.2%

Controlling interest basic earnings per ADS[3]	0.66	0.64	—

Controlling interest basic earnings per ADS from continuing operations[3]	0.27	0.61	—

Controlling interest basic earnings per ADS from discontinued operations[3]	0.39	0.03	—

Free cash flow after maintenance capital expenditures	1,222	1,064	14.8%

Total assets	28,945	27,299	6.0%

Total debt plus leases[4]	6,779	6,700	1.2%

Total stockholders’ equity	13,638	12,477	9.3%

1	Calculated in accordance with Cemex’s contractual obligations under its Bank Credit Agreements.
2

Under IFRS, Cemex translates the financial statements of foreign subsidiaries using exchange rates at the reporting date for the balance sheet and the exchange rates at the end of each month for the income statement.

3	Based on an average of 1,469 and 1,469 million American Depositary Shares (ADS) for 2025 and 2024, respectively.
4	Includes lease contracts as per IFRS.

CONTENTS

Our Company

Our Strategy

Financial Performance

Financial Highlights

• Consolidated Results

Future in Action

Stakeholder Engagement

Governance

Appendix

27	Cemex 2025 Integrated Report

Consolidated Results

Financial Rigor Vitalizes Year-End Results

In 2025, Cemex delivered stable consolidated net sales of US$16.1 billion, reflecting disciplined pricing across most markets despite mixed volume trends.

Operating EBITDA increased 1% to US$3.1 billion, driven primarily by improved operational efficiencies under Project Cutting Edge, continued cost-efficiency initiatives, and higher prices.

Operating EBITDA margin remained stable at 19.1% with performance accelerating in the second half of the year as cost-efficiency measures began to materialize.

Operating earnings before other expenses declined 1% on a like-to-like basis to US$1.8 billion.

Controlling interest net income increased 2% to US$960 million, supported by gains from the divestment of our operations in the Dominican Republic, favorable foreign exchange effects, and lower financial expenses offsetting the impact of higher income taxes and impairments.

Free cash flow from operations reached US$1.2 billion, representing a 15% year-over-year increase. Excluding one-off items, such as severance payments and discontinued operations, free cash flow totaled US$1.4 billion, reflecting 50% growth compared to 2024 and a 46% conversion rate. This performance was supported by US$200 million in recurrent savings under Project Cutting Edge, lower cash taxes, financial expenses, and maintenance capital expenditures.

Total debt stood at US$6.8 billion at year-end. Net debt declined 15% to US$5.0 billion. The consolidated leverage ratio improved to 1.63x compared to 1.81x in 2024.

Global Operations (in millions of U.S. dollars)

Business Unit	Sales	Operating Earnings Before Other Expenses, Net	Operating EBITDA	Total Assets[4]

Mexico	4,364	1,190	1,404	5,404

U.S.	5,008	484	979	12,858

Europe, Middle East, and Africa[1] (EMEA)	5,118	444	788	6,223

South, Central America, and the Caribbean[2] (SCA&C)	1,144	150	223	1,750

Others and intercompany eliminations[3]	498	(479)	(314)	2,710

Total	16,132	1,789	3,080	28,945

1	Includes operations in the U.K., France, Germany, Poland, Spain, Israel, Czech Republic, Croatia, Egypt, and United Arab Emirates.
2	Includes operations in Colombia, Puerto Rico, Nicaragua, Jamaica, and the Caribbean.
3	Includes minor subsidiaries with different lines of business.
4	Includes equity-accounted investees.

CONTENTS

Our Company

Our Strategy

Financial Performance

Financial Highlights

• Consolidated Results

Future in Action

Stakeholder Engagement

Governance

Appendix

28	Cemex 2025 Integrated Report

Mexico

In 2025, sales in Mexico reached US$4.4 billion, decreasing 7% on a like-to-like basis, while operating EBITDA declined 1% to US$1.4 billion. Despite lower full-year volumes, performance improved meaningfully in the second half of the year, with operating EBITDA margin expanding 4.7 percentage points. This improvement was supported by mid-single-digit price increases in local currency and cost efficiencies delivered under Project Cutting Edge.

United States

In the U.S., sales decreased 4% to US$5.0 billion in 2025, and operating EBITDA declined 5% to US$979 million. Despite lower volumes, margins remained relatively stable at 19.5%, supported by cost optimization initiatives, improved kiln efficiency, and contributions from aggregates investments, including the consolidation of Couch Aggregates.

Europe, Middle East, and Africa

In EMEA, sales increased 6% on a like-to-like basis to US$5.1 billion, while operating EBITDA rose 19% like-to-like to US$788 million, reaching record levels. Operating EBITDA margin expanded by 1.6 percentage points to 15.4%. Volume growth was supported by infrastructure activity in Eastern Europe and solid demand trends across the region. Performance was driven by higher volumes, disciplined pricing, and cost efficiencies under Project Cutting Edge. In the Middle East and Africa subregion, strong pricing dynamics and improved market conditions contributed to significant EBITDA growth.

South, Central America, and the Caribbean

In SCA&C, sales increased 1% on a like-to-like basis to US$1.1 billion, while operating EBITDA rose 2% like-to-like to US$223 million, marking the third consecutive year of EBITDA growth in the region. Performance was driven by disciplined pricing and operational efficiencies, with Colombia and Jamaica contributing positively during the year.

Global Trading

In 2025, we traded 12 million tons of cementitious and non-cementitious materials across more than 65 markets worldwide, including 9 million tons of cement and clinker and 3 million tons of cementitious and other materials. In addition, we traded 2 million tons of primary and alternative fuels. This information does not include discontinued operations.

Our global trading network enables us to maximize capacity utilization across our production footprint while reducing exposure to the cyclicality of the cement industry. Through this network, excess supply from regions with surplus production can be redirected to markets with stronger demand. Our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and optimize transportation costs. Trading activities also support the development of new markets without requiring significant initial capital expenditures.

Freight rates, which represent a significant portion of the total import supply cost, have been subject to considerable volatility in recent years. Our trading operations mitigate part of this volatility by securing maritime transportation in advance and by utilizing a combination of owned and chartered vessels. In 2025, approximately 60% of traded volumes were transported using our own or chartered fleet.

In addition, freight services are provided to third parties, generating incremental revenue streams while supporting higher vessel utilization.

Other Information

During 2025 and 2024, in the countries in which we operate, we paid in cash a total amount of taxes of US$309 million and US$871 million, respectively. During 2025, we received a total of European Union Allowances (EUAs) of 4,734,123 (5,402,630 in 2024) and U.K. Allowances (UKAs) of 850,559 (845,036 in 2024).

As of December 31, 2025, Cemex has achieved a 46% reduction in specific net CO2 emissions across its European cement operations on a consolidated regional basis, compared to its 1990 baseline. Cemex is the first company in its sector to set industry-leading climate targets for its operations in Europe, which align directly with the EU’s aspiration of 55% CO2 reduction by 2030. Cemex has also committed to becoming a net-zero CO2 company by 2050. CO2-reduction goals, innovative technologies, and considerable capital investments have to be deployed. Since the EU Emissions Trading System (ETS) began in 2005, more than US$594 million of investments in Europe is either already executed or planned in the next years to support our CO2-reduction objectives. These investments include, but are not limited to, the general process switch from fossil fuels to lower-carbon alternatives, becoming more efficient in the use of energy, sourcing alternative raw materials that contribute to reducing overall emissions or clinker factor, developing and actively promoting lower-carbon products, and the recent deployment of groundbreaking hydrogen technology in all of Cemex’s European kilns. Cemex is also working closely with alliances to develop industrial-scale technologies toward its goal of a net-zero carbon future. Strong and clear regulations such as the ETS and Carbon Border Adjustment Mechanism give companies like Cemex the confidence and certainty to enable these investments.

Future in Action

2025 HIGHLIGHTS

2%
reduction in consolidated specific gross CO_2 emissions

Achieved
the Cement Europe Association's 2030 gross CO_2 emissions target five years ahead of schedule

22
industrial-scale innovation projects

83%
sites with biodiversity action plans

70.1%
clinker factor, lowest historical level

29 Cemex 2025 Integrated Report

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

• Future in Action

Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

30	Cemex 2025 Integrated Report

Future in Action

Carbon-Neutrality Program Strengthens Focus, Execution, Integration

The Future in Action program is our long-term road map to achieve carbon neutrality by 2050, reflecting our conviction that climate action underpins competitiveness, operational resilience, and sustainable growth.

Future in Action has positioned Cemex as a leader in climate action and sustainable construction by setting ambitious science-based targets, mobilizing the organization, and accelerating measurable progress toward carbon neutrality. Since its launch, the external landscape has evolved significantly. Climate regulation is expanding, carbon-pricing mechanisms are strengthening, customers increasingly demand lower-carbon solutions, and investors expect credible transition plans and transparent disclosure.

At the same time, our operational maturity has advanced, with sustainability initiatives now deeply interconnected across our operations. This convergence marks a clear inflection point and presents an opportunity to respond to the new operating reality by strengthening how we execute. By streamlining our sustainability architecture and integrating sustainability more directly into operational and financial decision-making, we reinforce executive accountability and enable scalable implementation. Sustainability remains firmly embedded across our organization and is increasingly linked to disciplined investment, operational performance, and long-term value creation.

Future in Action Pillars, Enablers

We recognize that further emissions reductions extend beyond Cemex’s production processes to encompass the full life cycle of our products and the broader industry value chain. Future in Action addresses this challenge through two core pillars, supported by three enablers. Aligned with a 1.5°C trajectory, this approach continues to advance Cemex’s decarbonization pathway across Scopes 1, 2, and 3 while maintaining our long-term ambition of achieving net-zero emissions by 2050.

The core pillars define the company’s strategic focus, while the three enablers ensure sustained impact across the organization. Together, they strengthen focus, integration, accountability, and execution. Within the current Future in Action program, existing initiatives and commitments are consolidated into a sharper, more integrated approach. At its core, Future in Action positions Cemex to effectively address climate risks, opportunities, and impacts.

Core Pillars

∎

Smart Decarbonization

Drive profitable decarbonization across our value chain by embedding CO2 emissions reduction into operational excellence, low-carbon products, circularity, and scalable technologies that support sustainable and profitable growth.

∎

Responsible Nature

Preserve, restore, and responsibly manage natural resources to strengthen business resilience, operational continuity, and positive environmental impact, with a focused approach to water and biodiversity.

Strategic Enablers

∎

Innovation and Partnerships

Accelerate decarbonization and environmental performance by scaling breakthrough technologies, collaborating across the value chain, and enabling system-level change.

∎

Advocacy

Leverage Cemex’s voice to promote policy, regulatory, and market frameworks that accelerate industry-wide decarbonization.

∎

Sustainable Finance

Align capital allocation and financial mechanisms with our sustainability strategy to support technology deployment and nature-based solutions.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

31	Cemex 2025 Integrated Report

Smart Decarbonization

Focused, Profitable Road Map Enhances Company Operations

Decarbonization is one of the main challenges our industry faces, and we remain committed to reducing emissions through defined actions. We have sharpened our focus on smart decarbonization initiatives that deliver results and create value. Across our operations, products and solutions, and circularity agendas, we are implementing technologies and processes that support our goal to achieve net-zero CO2 emissions by 2050.

Our Actions Continue to Produce Tangible Results

We are advancing actions within our operations to reduce our carbon footprint through purposeful and profitable levers that ensure stakeholder return.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

32	Cemex 2025 Integrated Report

Scope 1: Significant Advancements Made Toward Decarbonization Targets

Alternative Fuels

Cemex continues to optimize the fuel mix to power our kilns, reducing reliance on carbon-intensive fossil fuels while supporting local waste management systems. This approach helps divert municipal, commercial, and industrial waste from landfills and enables the recovery of usable energy. In 2025, alternative fuels constituted 32% of our total fuel mix.

Our alternative fuels strategy is guided by a commitment to deliver meaningful and sustainable emissions reductions through an optimized fuel mix with high biomass content. Fuels with a high biomass content originate from materials that have already absorbed CO2 from the atmosphere and are considered to have a neutral impact on gross emissions when used as a fuel. In 2025, biomass content was close to 16% of our total fuel mix, an increase over the prior year.

Deployment of alternative fuels is aligned with market conditions, regulatory frameworks, and operational readiness to ensure that substitution decisions maximize environmental benefits while maintaining operational efficiency, process stability, and reliability. In parallel, we continue to actively assess and pursue opportunities to further increase substitution rates where they support long-term decarbonization objectives and value creation.

Our regions are making significant strides in lowering emissions in their operations through the use of alternative fuels.

∎	Transforming Waste Into Alternative Fuels

Cemex Colombia is advancing its decarbonization and circular economy objectives through the production of high-quality alternative fuels using a commercial shredder. The facility processes up to 15 tons per hour of commercial, industrial, and bulky waste, including tires and mattresses, which are shredded and thermally recycled as refuse-derived fuel (RDF). The shredded material is used as an alternative fuel in cement kilns, replacing coal as the primary fuel source, significantly reducing our carbon footprint. Through this initiative, Cemex Colombia diverts thousands of tons of waste from landfills annually, recovers energy from materials otherwise discarded, and supports the development of sustainable waste management solutions in local communities.

∎	Oxygen Enrichment

Our Prachovice Cement Plant in Czech Republic successfully tested oxygen dosing at the main kiln burner, improving kiln performance and increasing alternative fuel substitution by 7%. Oxygen enrichment demonstrated strong potential to reduce coal consumption, leading to lower CO2 emissions and variable cost savings. Further optimization is underway, including adjusting oxygen levels to alternative fuels feed rates, clinker parameter tuning, and testing coal-free operation during periods of low RDF moisture.

∎	Alternative Fuels Quality

Our Assiut Cement Plant in Egypt continues to improve alternative fuels quality as a key enabler for achieving higher substitution rates. In-house developed technologies have increased the calorific value of biomass products by approximately 25%. This contributes to a more stable kiln operation and maintains a strong share of carbon-neutral fuels within the overall fuel mix.

∎	Tire Shredding Capacity

In a challenging fuel market environment, our Yaqui Cement Plant in Mexico commissioned additional tire-shredding capacity, strengthening its ability to provide tire disposal services while simultaneously increasing alternative fuel substitution and biomass rates. This investment enhances operational flexibility and reinforces the plant’s contribution to circular economy practices.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

33	Cemex 2025 Integrated Report

Clinker Factor

Clinker is the primary component of cement and one of the most significant sources of emissions in our production processes. We continue making outstanding progress in optimizing our clinker factor as part of our decarbonization strategy. In 2025, our clinker factor of 70.1% was our lowest historical level, marking the seventh consecutive year of clinker factor reduction.

These strong results reflect the cumulative impact of sustained day-to-day efforts across our regions:

SCA&C

Clinker factor reduction in South, Central America and the Caribbean was primarily driven by the optimized use of quality-enhancing admixtures and improved clinker reactivity supported by strong operational performance in Jamaica.

Mexico

The region’s strategy centered on the optimization of admixtures and cement fineness. Through extensive laboratory testing, industrial trials, and concrete validations, we enabled the development and rollout of cements with lower clinker content while maintaining high performance and quality standards.

EMEA

A cross-functional collaborative effort supported the transition toward higher levels of blended cements across the Europe, Middle East, and Africa region.

U.S.

Key initiatives and projects were completed to accelerate the shift to type IL cements at our Clinchfield, Georgia; Miami, Florida; and Knoxville, Tennessee, operations.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

34	Cemex 2025 Integrated Report

Decarbonated Raw Materials

Decarbonated raw materials (DRM) are limestone-substituting materials that already contain calcium oxide, resulting in significantly lower CO2 emissions when used to produce clinker. In 2025, we used 4.5% DRMs per ton of raw meal produced, avoiding 643,000 tons of CO2 per ton of clinker produced across our global operations. Compared to 2024, we registered a slight increase of 0.2 percentage points in the consumption rate of DRM.

Europe continued to lead this effort with an overall 9.7% substitution rate, including outstanding performance at the Alicante Cement Plant, which had a 22% substitution rate. An investment completed this year at our Rudniki Cement Plant increased the dosing capacity of DRMs, enabling substitution levels to rise from 14% to 20%.

The Mexico region also achieved a significant increase in DRM use, with a substitution rate rising from 3.8% to 4.5%. This improvement was driven by two key initiatives. At our Huichapan Cement Plant, the successful completion of our low-temperature clinker project enabled the integration of decarbonated raw materials into the raw mix design. At the Yaqui Cement Plant, the introduction of wollastonite, a DRM, contributed directly to reductions in process-related CO2 emissions.

Fleet Emissions

Cemex is one of the largest ready-mix concrete companies in the world operating an extensive transportation fleet. We proactively manage fleet-related emissions as part of our decarbonization strategy. In 2025, we reduced our fleet’s CO2 emissions by 2% compared to 2024. Our approach combines deploying lower-carbon vehicles and using renewable fuels. We are also retrofitting existing vehicles with hybrid and zero-emission features and scaling up the adoption of zero-emission technologies, including battery electric, fuel cell, and hydrogen solutions.

Cemex is an early adopter of low- and zero-emissions equipment across multiple regions. Examples include lower CO2 cement discharge systems in the U.K., electric mixer trucks in Europe, and compressed natural gas (CNG) mixer trucks in Mexico and the U.S.

In 2025, our fleet operated with:

∎	26 fully electric trucks operating across Europe, the Middle East, and the Americas

∎	600-plus CNG-powered trucks in Mexico and the U.S.

∎	800-plus on-highway and off-road units using renewable diesel in the U.S.

∎	first pilot deployment of hybrid-electric power in Mexico

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

35	Cemex 2025 Integrated Report

Renewable Fuels

The use of renewable fuels, such as renewable diesel, biogas, and biofuels, continues to be the primary means for reducing our fleet emissions. These renewable fuels are fully compatible with our current fleet and, when used at full concentration, can reduce up to 90% of the carbon footprint from transportation. In the U.S., our California operations are leading this effort, with renewable diesel fuel powering 78% of our fleet. We are also working on short- and long-term agreements to further expand its usage. In 2025, 22% of our own transport fleet in France was equipped to use B100 biodiesel, offering a 60% reduction in greenhouse gas emissions.

Natural Gas, Hybrid Technologies

Our Mexico, U.S., and SCA&C regions are continuing to grow their CNG fleet. In Mexico, 21% of our mixer trucks are powered by CNG. Hybrid technologies are being developed for power takeoff applications. These greatly reduce greenhouse gas emissions by powering external equipment and auxiliary functions using a battery-electric motor without relying on the vehicle’s combustion engine.

Zero-Emissions Solutions

An early adopter of fully electric trucks in Europe, the Middle East, and Mexico, we’re working with original equipment manufacturers (OEMs) to support the financial viability and scalability of electric mixers. We have also deployed more than 1,650 hybrid or zero-emissions vehicles in our sales fleet, primarily across Europe.

Fleet Digitalization and Data Management

Cemex is using technology to better configure machines, manage fleet aging, reduce fuel burn, and improve fleet utilization.

Electromobility Solutions

While fully electric heavy-duty trucks are not yet widely available on an industrial scale, Cemex is actively collaborating with OEMs to advance net-zero transportation technologies.

In 2025, we reduced fleet-related CO2 emissions by 2% compared to 2024, resulting in a cumulative reduction of 10% relative to our baseline year.

Concrete Production

Carbon Emissions

To reinforce our goal to fully decarbonize all business lines by 2050, we have established a target for 2030 to achieve a 30% reduction in net CO2 emissions of the cement used to produce a cubic meter of concrete compared to our 2020 baseline. By 2025, we achieved a 21% reduction from 2020 levels, representing a 45 kg of CO2 per cubic meter reduction, primarily through enhancements to our ready-mix composition, maintaining the strength and performance our markets expect.

∎	CarbonCure Agreement

Cemex United Arab Emirates signed an agreement with CarbonCure to address sustainable innovation and reduce concrete’s carbon footprint. The partnership focuses on incorporating CO2 into the mix, ensuring strength and high performance, reducing our carbon footprint, and contributing to a more sustainable built environment.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

36	Cemex 2025 Integrated Report

Sustainable Products and Solutions

Through our Vertua® range of products and solutions, we provide customers a comprehensive portfolio with five verifiable sustainable attributes, including lower carbon, energy efficiency, water conservation, recycled materials, and design optimization. These offerings support our customers in meeting net-zero targets, regulatory carbon requirements, and sustainability standards and certifications, while also contributing to our ambition to achieve 2050 net-zero CO2 goal.

Cemex provides a fact label for products under the Vertua® brand, which details the product’s sustainability attributes. Each attribute is explained to provide consumers with context on the product’s benefits.

Cemex also shares meaningful product environmental impact information for greater transparency within our main markets in the form of environmental product declarations or detailed carbon footprint reports. This disclosure is customized by location and is useful for architects, engineers, contractors, and customers looking for sustainable construction or green certifications.

Cemex Vertua® Product Portfolio With Sustainable Attributes

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

37	Cemex 2025 Integrated Report

New Product Launches

Across our regions, we are introducing new products and solutions that continue to reduce carbon emissions, providing customers with environmentally friendly materials and supporting our 2050 net-zero goal.

∎	Photocatalytic Concrete

An innovative material that uses sunlight to neutralize harmful air pollutants, like nitrogen oxides (NOx), photocatalytic concrete turns these pollutants into harmless compounds. Developed in collaboration with scientists and engineers from our Mexico region, the solution has been used for projects from high-end residential to public transit infrastructure in Mexico City. Just 1,000 cubic meters of this concrete can remove 20 kg of NOx per year, equal to the daily emissions of more than 470 cars or the CO2 absorbed by nearly 100 trees. The initiative has been successfully replicated in our EMEA region through pilots in the U.K. and Spain.

∎	Prime Family Admixture Solutions

The EMEA region introduced a new Prime family of advanced admixtures, marking the latest stage in a comprehensive evolution of the admixtures portfolio. This product family enables a significant reduction in carbon emissions in cement and concrete and is designed to provide customers with comprehensive, bespoke, and more sustainable solutions for construction.

∎	Bio-Additives

Cemex introduced the first concrete additives formulated with plant-based and renewable materials that reduce the carbon footprint compared to those created from synthetic raw materials. ISOFLUID BIO 4800® and ISOSTAB BIO 6000® admixtures provide greater strength, durability, appearance, and workability to concrete. These admixtures are the first of their kind in the industry to contain more than 65% natural raw materials, so their use contributes to more sustainable construction practices while maintaining high-quality standards.

∎	Anti-Humidity Cement

Cemex Mexico introduced a new water-repellent product—specialized anti-humidity cement—that extends the life of construction projects. The damp-proof cement solves for humidity’s impact on construction projects and is part of the Vertua® family, which is low in CO2 emissions.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

38	Cemex 2025 Integrated Report

Construction Project Highlights

Concrete is the most-used man-made material in the world and is second only to water as the world’s most consumed resource as it has no substitutes. Concrete’s durability and longer life cycle make it the ideal building material for lasting and reliable structures. We are proud to highlight projects using our products.

Sensoria at FIVE Luxe, UAE

Cemex supplied Vertua® lower-carbon concrete for the construction of this 43-story luxury residential tower in Dubai. Built with 19,000 cubic meters of Vertua® concrete, the building pushes the boundaries of sustainable construction by reducing environmental impact, maintaining high material quality, and enhancing durability.

Mission Rock, U.S.

Cemex provided more than 56,000 cubic yards of sustainable building materials for the construction of this 28-acre multiphase, mixed-use development in San Francisco, California. Mission Rock received Gold certification under the U.S. Green Building Council’s LEED for Neighborhood Development program.

Urban Road Paving, Mexico

Downtown Zapopan paved more than 114,000 square meters of its urban roads using 34,000 cubic meters of Vertua® hydraulic concrete. This paving project was designed to improve quality of life, promote environmental sustainability, enhance road safety, and encourage urban development.

Social Residence, France

This 123-unit, six-floor residence in Paris extends over 3,800 square meters of floor area, replacing a building that was deconstructed in 2023. This design complied with the requirements of certifications and labels in terms of sustainable construction, including the NF Habitat HQE certification (circular economy profile) and the Biosourced Building Level 2 and BEPOS Effinergie 2017 labels.

Ismaili Center, U.S.

Cemex contributed advanced materials expertise to this landmark cultural and spiritual project designed by Farshid Moussavi Architecture in Houston, Texas. Our Resilia® concrete technology was used by Kinetica, the precast fabrication partner responsible for the highly detailed concrete panels forming the atrium and ceiling elements of the building. Resilia® concrete enabled the production of complex, high-performance precast components that combine structural integrity, durability, and refined surface quality. These elements include intricate, light-filtering concrete screens composed of thousands of integrated glass units, creating a layered architectural expression often described as a “tapestry in stone.”

Innovative Concrete Solutions, Colombia

We supported the development of the Universidad Industrial de Santander – Málaga Headquarters, designed by architect Lorenzo Castro. The project features innovative concrete shell structures produced using Cemex’s folding technology, developed in Switzerland and enabled by Resilia® high-performance fiber-reinforced concrete. The result is a series of large, prefabricated structural modules that combine material efficiency, structural performance, and expressive architectural form.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

39	Cemex 2025 Integrated Report

Circular Economy

We continue our efforts to support a circular economy through two workstreams: Waste management initiatives that produce alternative fuels for our kilns and repurposing construction, demolition, and excavation waste (CDEW) into recycled aggregates. We recycle and reprocess waste and by-products through the company’s Regenera circularity platform, reducing reliance on virgin materials and diverting waste from reaching landfills, rivers, and oceans. This approach preserves natural resources and supports lower-carbon production, contributing to a more sustainable built environment

In 2025, Cemex repurposed more than 25 million tons of waste. These 25 million tons are mainly external waste and by-products from other industries and cities. By 2030, we aim to increase the amount of waste and by-products we repurpose by more than 50%.

∎	Nonrecyclable Solid Waste Conversion.

Cemex Ventures has invested in Waste to Energy Advanced Solutions (WtEnergy), a leading start-up specializing in converting nonrecyclable solid waste and biomass into clean energy. This commitment supports development and scalability of a technology with the potential to upgrade waste into low-carbon syngas, clean hydrogen, and other bioproducts. The collaboration aims to accelerate the integration of clean energy sources into Cemex’s global clinker and cement manufacturing operations. WtEnergy leads the innovative HYIELD project at Cemex’s Alcanar Cement Plant in Spain, which was awarded a €10 million grant by Horizon Europe for transforming bio-residues into high-purity clean hydrogen. The collaboration also received a €4.4 million EU Innovation Fund grant for development of advanced waste-to-fuel conversion technology.

∎	Permanent Sequestration.

Cemex, in collaboration with Amazon Web Services (AWS) and Neustark, piloted an innovative mineralization process at an AWS data center site in Philadelphia, Pennsylvania. The project utilized Neustark’s mobile carbonation technology to treat more than 8,000 tons of recycled concrete demolition waste, permanently storing CO2 within the material. This first-of-its-kind initiative successfully captured more than 15 tons of CO2, supporting AWS’s sustainability goals and demonstrating Cemex’s commitment to circularity and climate action. The project paves the way for scalable, sustainable solutions in data center construction and beyond.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

40	Cemex 2025 Integrated Report

∎

Waste Separation Facility.

The Gustavo A. Madero waste separation plant, built by the Mexico City government, awarded Cemex the contract to operate the facility in 2024. With a processing capacity of 1,200 tons per day, it recovers recyclable materials such as plastics, scrap metal, paper, and cardboard. In addition, nonrecyclable waste is processed into refused-derived fuel (RDF), which is used in Cemex kilns as an alternative fuel. During 2025, we recovered 1,499 tons of materials for recycling and prevented 66,172 tons of waste from being disposed in landfills by recovering it as RDF. This operation contributes directly to landfill diversion, emissions reduction, and the substitution of fossil fuels in cement production.

∎

Municipal Waste Collection.

In Puebla, Mexico, Regenera and Promotora Ambiental S.A. (PASA), the country’s leading waste management company, have a commercial partnership that strengthens the regional waste management infrastructure. Within the framework of the municipal waste collection concession awarded to PASA, the project includes construction of a waste separation plant to maximize material recovery and RDF production. Under this collaboration, PASA contributes the land while Cemex supplies the equipment for waste separation and RDF recovery. PASA’s comprehensive municipal and industrial waste management services, coupled with Regenera’s expertise reducing, reusing, and recycling waste, supports the transition toward more circular and sustainable waste treatment solutions, contributing to reduced landfill disposal and lower environmental impacts.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

41	Cemex 2025 Integrated Report

Puerto Rico’s landfills are overflowing with textile waste that takes years to decompose. This waste is harmful to the aquifers that provide the island’s primary water source.

To tackle this growing problem, Cemex realized it needed a creative way to recycle thousands of pounds of denim from discarded uniforms. That’s when they discovered Tania Andrea Torres, a self-made fashion designer.

“I felt energized to work with a company that values sustainability just as much as I do,” said Tania.

Known as “the recycler” among her peers in the Puerto Rican fashion industry, Tania was the perfect fit for the job.

Cemex provided her with 1,000 pounds of textiles. Tania’s hands turned them into fashion-forward pieces. She designed chic, stylish, and sophisticated dresses and blouses. The industry recognized her talent when her work appeared on the runway at a fashion show.

Tania channeled her creativity and took the project a step further. She used the textiles to design purses, holiday décor, and even coasters.

“I believe everything can be given a second life.”

Tania is driven to make a difference. She believes that change can start with one person, and she’s proud to create something with purpose and deeper meaning.

Her passion and commitment have not gone unnoticed. Cemex received The Moonshot Award – Boldness & Creativity, which recognizes companies that develop creative, bold, and impactful corporate purpose programs, for its collaboration with Tania.

The partnership is just the beginning. Tania hopes to see the movement expand into the continental United States and eventually the world.

To her, protecting the environment isn’t just another trend; it’s an obligation.

“As designers, we have a responsibility to future generations. We can change history.”

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

42	Cemex 2025 Integrated Report

Scope 2: Core Actions Drive Emissions Reduction

In 2025, we achieved a significant improvement in scope 2 emissions by reducing emissions intensity to 36 kg CO2 per ton of cementitious material supported by a 40% of renewable electricity consumption. This progress reflects continued advancement toward our 2030 scope 2 target, which has been validated by the Science Based Targets initiative (SBTi) under the 1.5°C scenario. The target aims to achieve a 58% reduction in scope 2 emissions from our 2020 baseline, equivalent to no more than 24 kg CO2 per ton of cementitious material. By the end of the reporting year, our scope 2 emissions decreased by 37% compared to this baseline.

Our scope 2 emissions reduction was guided by three key actions:

∎	Optimizing electricity demand and peak consumption across all our operations to reduce overall power consumption and associated costs

∎	Developing on-site renewable energy projects, mainly with solar and waste-heat recovery, through a combination of power purchase agreements and our own capital investments
∎	Securing renewable electricity from off-site sources by entering into agreements with developers and utilities, including supply from hydroelectric, wind, and solar generation

Our entire European cement operations have received ISO 50001 verification, the international standard for responsible energy consumption. This certification recognizes the energy management systems implemented within all our European cement sites, which optimize energy usage and help lower carbon emissions.

Clean Electricity Initiatives

Across Cemex operations, we concentrate on energy consumption management and operational efficiency enhancements. Recognizing electricity represents a significant share of our energy use, we prioritize initiatives aiming to reduce electricity demand while accelerating the transition to clean energy sources.

∎	Solar Energy

During 2025, its first full year of operations, the Clinchfield Cement Plant in Clinchfield, Georgia, sourced approximately 22.6% of its electricity from solar energy under a long-term agreement with Georgia Power.

∎	Rebalancing Supply Portfolio

Emissions in Mexico decreased by approximately 27% compared to the previous year primarily driven by a rebalancing of our supply portfolio.

∎	Clean Electricity

In 2025, the SCA&C region achieved a 65% share of clean electricity in its energy mix. The 20 MW Caracolito solar project, developed in partnership with Celsia, began operations in 2025 and is expected to supply approximately 25% of the cement plant’s total electricity consumption.

∎	Power Purchase Agreement

The eight-year clean electricity purchase agreement with Statkraft became operational in 2025. The agreement covers approximately 30% of the electricity required for cement operations in Poland.

∎	Solar Photovoltaic Systems

Cemex Croatia completed the installation of solar photovoltaic systems across the rooftops of 28 buildings, reaching a total installed capacity of 6.4 MW. The systems are expected to generate approximately 8.4 GWh of electricity annually, supplying around 6% of its cement operations in Croatia. This investment is projected to reduce total annual CO2 emissions by approximately 1,338 tons.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

• Smart Decarbonization

Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

43	Cemex 2025 Integrated Report

Scope 3: Actions Aim for Positive Impact Across Entire Value Chain

Cemex efforts go beyond its own operations and include monitoring carbon performance of upstream and downstream activities. We track all scope 3 categories, acting to reduce the most relevant ones, which consist mainly of CO2 emissions per ton of purchased clinker and cement (scope 3, category 1). We also monitor emissions associated with the use of traded fuels (scope 3, category 11).

Our scope 3 targets, validated by SBTi (2020 baseline year), reflect our determination to reduce emissions beyond our direct operations and to drive meaningful decarbonization across upstream and downstream activities in alignment with global climate action efforts.

2025 Performance	2020 Baseline	2025

Purchased clinker and cement (Kg CO2/ton)	850	828

Traded fuels (tons CO2)	5,730,384	1,440,736

Germany

The Cemex quartz sand plant in Wellmersdorf was awarded coveted gold status for systematically recognizing and promoting responsible and sustainable production sites. Several Cemex sites have already received this award. The ready-mixed concrete plants in Neubrandenburg and Roggentin in Mecklenburg-Western Pomerania and the plant in Ingolstadt, Bavaria, were awarded the CSC Gold Certificate for the first time. In addition, the ready-mix concrete plants in Berlin and Brandenburg were successfully recertified.

Poland

Cemex was the first company in Poland to receive a gold certificate for 10 production plants across three business lines: cement, aggregate, and concrete. The Gold Certificate is a significant distinction for Cemex and confirms the effectiveness of our sustainability efforts in production processes, ecological innovation, and environmentally friendly measures. With this recognition, Cemex Polska joins the group of global producers verified for responsible use of resources.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

• Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

44	Cemex 2025 Integrated Report

Responsible Nature

Water, Biodiversity, Environmental Initiatives Support Responsible Nature

At Cemex, we aim for our operations to contribute positively to nature and society. We are committed to managing water, biodiversity, and environmental initiatives to achieve operational excellence, meet emerging standards, and support local value creation for a nature-positive future. Our nature strategy is built around risk-based prioritization, strengthened compliance, and region-specific action to generate value.

Cemex Manages Water Dependencies,

Impacts to Protect Ecosystems

Water is a finite, essential resource for ecosystems, communities, and economic development and an important element to Cemex’s operations. Under the Future in Action program, we manage water as a material sustainability matter by integrating water-related dependencies, impacts, risks, and opportunities into decision-making at the site and regional levels. Our approach is grounded in the identification of priority locations exposed to higher physical, regulatory, and reputational water risks. We then execute targeted actions such as reducing water consumption, using alternative water sources, implementing water recycling systems, maintaining water infrastructure, and monitoring discharge quality.

To strengthen our resilience and license to operate, we use science-based risk assessment tools, including the World Resources Institute’s Aqueduct Water Risk Atlas. The framework maps and benchmarks water management, informs risk prioritization, guides resource allocation, and supports transparent and comparable disclosure. Framework indicators include water quantity, water variability, water quality, public awareness of water issues, access to water, and ecosystem vulnerability.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

• Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

45	Cemex 2025 Integrated Report

Water Action Plans

Cemex has developed water action plans (WAPs) to enhance water management and conservation across our global operations, with a particular focus on sites located in water-stressed areas. These plans provide site-specific response actions designed to address local water risks and improve water stewardship at the community level. WAPs are informed by the World Wildlife Fund’s Water Risk Filter, which identifies key water-related risks and recommends mitigation actions tailored to local conditions.

In addition, Cemex conducts a Water Stress Map Assessment using the Aqueduct tool from the World Resources Institute, which analyzes the water stress level of 1,500-plus cement, ready-mix, and aggregates sites worldwide. Cemex is committed to implementing WAPs at 100% of its sites located in high-water stress areas by 2030. As of 2025, more than 50% of our sites in high and extremely high water-stressed zones have implemented WAPs, reflecting continued progress toward this target.

Freshwater Withdrawal Reduction, Non-Freshwater Use

We are on track to meet our 2030 freshwater withdrawal reduction targets, which include a 20% reduction in freshwater withdrawal for cement, 10% reduction for ready-mix concrete, and 15% reduction for aggregates versus our 2021 baseline. To achieve these targets, we are working on gradually increasing the use of non-freshwater, such as alternative water from treatment plants and other industries (e.g., bottling and beverages) and rainwater we collect or recover.

Zero Freshwater Certification

Working with leading sustainability consulting firm Environmental Resources Management (ERM), Cemex has developed a global Zero Freshwater and Zero Discharge Framework and an associated measurement protocol. Launched in 2024, our internal Zero Freshwater Certification program is based on this protocol, which requires a site to either use zero freshwater or have zero discharge, comply with local regulations, and adhere to company policies.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

• Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

46	Cemex 2025 Integrated Report

Biodiversity Approach Preserves Local Ecosystems

As part of our nature strategy, we are committed to enhancing biodiversity within and around our quarries. We are also developing local biodiversity action plans (BAPs) to provide us with comprehensive guidance on being responsible stewards of our natural habitats and to support site-specific biodiversity management.

We continue quarry rehabilitation, habitat mapping, and the integration of circular principles across our operations to reduce our reliance on natural resource extraction and advance our efforts to becoming nature positive.

Quarry Rehabilitation Plans

Quarry rehabilitation is a core component of our approach to biodiversity management and nature-positive outcomes, aimed at restoring and enhancing natural ecosystems following quarrying activities. The process begins with a comprehensive site assessment, followed by the development and implementation of a biodiversity management plan, and concludes with performance measurement and transparent reporting. We continue to define nature-positive baselines across our operations with plans to demonstrate relevant progress by 2030. Looking ahead, we continue working toward restoring ecosystems in all quarries by 2050, supporting nature’s recovery. As of 2025, 100% of all active Cemex quarries have rehabilitation plans in place, reinforcing the company’s commitment to responsible resource management and biodiversity stewardship through the quarry lifecycle.

Impact Assessment
Before starting any earthwork, we carry out an environmental impact analysis to map potential risks and extraction possibilities.

Avoidance and Minimization of Impact
We aim to carry out activities with the least potential risk to avoid or minimize impact; for example, stopping extraction where biodiversity is especially high.

Restoration and Rehabilitation
During and after extraction activities in the quarries, we implement a rehabilitation plan. The goal is to help restore the ecosystem services to where they were before extraction through indigenous vegetation and the creation of reservations.

Compensation
Lastly, for any part of the impact area that could not be restored or rehabilitated, compensation is sought with a BAP.

r.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

• Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

47	Cemex 2025 Integrated Report

Biodiversity Action Plans

Cemex’s BAPs focus on strengthening biodiversity management at sites located in high-priority biodiversity-value areas. These plans are designed to protect and enhance local ecosystems through specific actions aligned with conservation priorities. As of 2025, 83% of sites located in high-priority biodiversity-value areas have implemented a BAP. This progress keeps us on track to meet our 2030 goal of having BAPs in place at 100% of active sites identified as high priority.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

• Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

48	Cemex 2025 Integrated Report

Third-Party Conservation Certifications

We continue to seek independent validation for our conservation efforts at locations outside of high-priority biodiversity-value areas. Our conservation activities include wildlife enhancement and habitat conservation initiatives that bring our employees and communities together. Through these awareness activities, we demonstrate how our industry can coexist with nature by minimizing impacts on biodiversity and supporting the integrity of natural habitats.

As of 2025, 61 sites across seven countries have achieved third-party conservation certifications, an increase of 70% versus our previous year. These certifications are issued by leading environmental organizations, such as the Wildlife Habitat Council, Ecocert, Texan by Nature, and Croatia’s Ministry of Environment and Energy, among others.

WHC Conservation Certification

Cemex Nicaragua received WHC Conservation Certification for its San Judas Mine Restoration and Forest Plantations project located in San Rafael del Sur. To date, Cemex has reforested 250 hectares of forest with more than 500,000 plants, strengthening the area’s diversity. With the conservation plan, 82 bird species, 21 mammal species, 18 insect species, and eight reptile species have been identified in the restored area. This international recognition validates the company’s commitment to the protection and restoration of natural habitats.

WHC Silver Conservation Certification

Mexico was recognized for its commitment to education, habitat restoration, and species conservation at its Cemex Zapotiltic Plant in Jalisco. The Community Education and Awareness Program, part of Cemex’s Community Environmental Restoration Program (PRAC), and two pollinator gardens in public schools in the region were cited by WHC as favorable for the environment. This certification acknowledges the participation and commitment of the company’s employees and people from the surrounding communities, such as El Cortijo and El Rincón. These partners have worked hard over the past two years to develop and implement these projects, becoming agents of change for the community.

Texan by Nature 20 Honoree

Cemex was named a Texan by Nature 20 (TxN20) honoree for the seventh consecutive year in recognition of a sustained commitment to land conservation and habitat restoration. Texan by Nature has specifically recognized the innovative conservation programs, including the El Carmen Nature Reserve, an ecological corridor located along the Texas-Mexico border. This reserve is home to a wide range of animal and plant species and exemplifies cross-sector collaboration with more than 15 organizations to maximize conservation impact.

Recognition also includes the 33-acre Balcones Dry Comal Creek Wildlife Habitat Center (Cemex Nature Center) in New Braunfels, Texas. The Nature Center features native landscaping, habitat conservation areas, and raised garden beds. It also hosts numerous educational programs, serving as an outdoor classroom for employees, educators, and students.

Ecocert Certification

Seven quarries in France have received certification from Ecocert, an independent certification organization established in France in 1991. The certification verifies Cemex’s adherence to environmental, social, and sustainability standards for products and raw materials.

Ministry of Environment and Energy Certification

Cemex Croatia has two quarries that have been certified by the Ministry of Environment and Energy for their biodiversity management initiatives.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

• Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

49	Cemex 2025 Integrated Report

Habitat Mapping, Restoration Strengthen Biodiversity Across Operations

Cemex is advancing a nature-positive approach by strengthening understanding and management of biodiversity across operations through habitat mapping and restoration efforts. As of 2025, 77% of Cemex sites have completed habitat mapping. Building on this progress, we have set an ambition to achieve 100% habitat mapping across our sites by 2030, enabling more informed restoration actions and supporting long-term ecosystem stewardship.

Voluntarily Designated Area for Biodiversity

Located in the heart of La Huasteca Potosina in San Luis Potosí, Mexico, our team has transformed a former gray clay quarry into a vibrant biological corridor focused on the protection and restoration of indigenous vegetation and the conservation of local wildlife. The site is now home to hundreds of species of native flora and fauna, preserving the region’s natural ecological balance while promoting environmental education for surrounding communities. This regenerated ecosystem is becoming a Voluntarily Designated Area for Biodiversity recognized by the National Commission of Natural Protected Areas, the federal authority responsible for safeguarding Mexico’s natural protected areas. Turning a former quarry into a protected space proves industry can drive conservation, regeneration, and measurable biodiversity-positive impact.

Olive Groves – Record Yield

In 2011, members of the Dalmacijacement Veterans and Volunteers Association—primarily Cemex employees—established the Lintar Agricultural Veterans Cooperative. These volunteers maintain olive groves planted by Cemex within its rehabilitated quarries and plants at Sv. Juraj and Sv. Kajo in Croatia. In 2025, Cemex organized a volunteer event in the olive groves on the southern slopes of Kozjak Mountain. This year’s harvest set a record, yielding 17.5 tons of olives and producing approximately 1,850 liters of Lintar extra virgin olive oil, the highest yield to date from Cemex’s olive groves.

Mangrove Restoration

Cemex’s Caribbean Cement Company Limited, located in Jamaica, and the National Environment and Planning Agency signed a Memorandum of Agreement for the Adopt-a-Mangrove Programme. The program focuses on restoring and protecting mangroves at Gallows Point, located within the Palisadoes-Port Royal Protected Area. Through our participation in the program, we provided initial funding of US$4.5 million to support preservation of these vital ecosystems. We also have plans to pilot an innovative concrete technology at Gallows Point in East Kingston to further protect our mangroves.

Kestrel Protection Project

Cemex Polska has been running a kestrel protection project for almost 15 years. During this time, the company established 14 nesting sites at its cement plants in Chelm and Rudniki, with six nest boxes equipped with cameras. Live streaming from three of them is available to the public. The cameras allow live viewing of the most important moment of the season—the appearance of a new generation of falcons.

Forest Nursery

Cemex Nicaragua celebrated an environmental achievement with the production of more than 500,000 plants at its Santa Elisa forest nursery, located at the San Rafael del Sur Cement Plant. With this sustained production of native species, Cemex has contributed to the reforestation of more than 200 hectares in the municipality of San Rafael del Sur and other strategic areas. The nursery operates under a rigorous plan that includes the use of certified seeds, organic substrates, technologically advanced irrigation systems, and modern propagation practices. This guarantees the production of high-quality and resilient seedlings, especially in the face of climatic events such as droughts. This work restores degraded ecosystems, enhances biodiversity, protects water sources, and increases carbon sequestration.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

• Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

50	Cemex 2025 Integrated Report

El Carmen Nature Reserve:

Rebirth of a Sanctuary

Cemex manages a fully dedicated nature reserve unrelated to its quarries or mining operations. Known as the El Carmen Nature Reserve, it is a critical transboundary biological corridor, enabling species to move between north Coahuila, Mexico, and the mountains of West Texas. For every hectare of global active operations, we manage seven hectares of conservation land in El Carmen.

Under Cemex’s leadership, wildlife restoration has been central to this effort. American bison for centuries were the heartbeat of North America. They disappeared from the region for a century, changing the complexion of the land. The species was reintroduced at El Carmen in 2019 where it once roamed, and the first 100% native offspring were born two years later. Today, the bison population stands at more than 140.

Also part of the El Carmen masterpiece is the successful reintroduction of other mammals and the conservation of birds, plants, reptiles, and amphibian species. Freely moving across landscapes, these species are reconnecting fragmented ecosystems. The area is home to more than 1,500 plant species and 289 species of birds. Adjacent to Big Bend National Park in Texas, it is one of the most biologically complex ecoregions remaining on Earth.

Only history can explain how such a vast wild land has endured. For decades these lands were exploited for cattle grazing, timber extraction, and unregulated hunting. Overuse stripped the land of its richness, disrupting natural cycles and pushing many species to the brink of local extinction. The absence of key species accelerated this decline. The balance that once sustained these ecosystems was lost. Yet the resilience of the land never disappeared entirely. Nature waited for its chance to return.

Recognizing the urgent need for restoration, El Carmen was established in 2000 as a private conservation initiative. A vision took shape: To restore habitat, manage wildlife populations, and reintroduce the species that once shaped and sustained this ecosystem.

In 2025, Cemex celebrated the 25th anniversary of El Carmen on World Wildlife Day. For the past 25 years, we have been restoring the area’s ecological integrity and strengthening binational collaboration for the protection of one of North America’s most significant desert-mountain ecosystems. Our rewilding model has become a reference for largescale private conservation, instilling pride across our company and demonstrating our commitment to nature.

EL CARMEN RESERVE: EXTRAORDINARY BIODIVERSITY

25 Years of Rewilding Stewardship

Gold Certified by the Wildlife Habitat Council

130,000 hectares
about the size of Los Angeles or Mexico City

5 ecosystems
habitats to diverse species of plants, birds, mammals, reptiles, and amphibians

+140
American bison population

30,000
hectares of native grasslands restored

+1,500
plant species

~300
bird species

+50
reptile, amphibian species

+80
mammal species such as American bison, big-horn sheep, black bear, mule deer, cougar

Learn more about the El Carmen Reserve ↗

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

• Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

51	Cemex 2025 Integrated Report

Celebrating 25 Years:

El Carmen Nature Reserve Featured in Documentary, Conservation Book Series

Historical Documentary

The *El Carmen Nature Reserve: Rebirth of a Sanctuary* documentary tells the story of dedication, science, and collaboration that has made the reserve a living ecosystem for conservation. The film immerses viewers in one of North America's most ambitious conservation projects, where nature's resilience shines and a lost ecosystem has been brought back to life. Cemex's long-term vision and commitment to sustainability runs deep throughout the documentary, highlighting how rewilding creates a better world for future generations. The documentary premiere was hosted by Bank of America during Climate Week NYC.

Watch our *El Carmen Nature Reserve: Rebirth of a Sanctuary* documentary. ↗

Reserva Natural
EL CARMEN
Nature Reserve

Nature Book Series

To complement the documentary, we also released the 32nd edition of the Cemex Nature Book Series, which tells the story of El Carmen. The edition features powerful images of the flora and fauna found within El Carmen and captures the journey through time, where past and present intertwine to ensure a future in which wildlife flourishes once more.

For information on how to acquire the book, visit elcarmenreserve.com/contact. ↗

CEMEX
PRESENTS
REBIRTH OF A SANCTUARY

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

• Responsible Nature

Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

52	Cemex 2025 Integrated Report

Technologies Monitor, Reduce Air Emissions in Operations

We continue to invest in technologies to monitor and reduce air emissions across our operations. Currently, 100% of our clinker production is subject to continuous emission monitoring systems for our major air emissions. This comprehensive monitoring embraces our commitment to reduce non-GHG air emissions, including particulate matter (PM), sulfur oxide (SOx), and nitrogen oxide (NOx), regardless of state or local requirements. Operators continuously monitor major air emissions in kilns, with data systematically collected, analyzed for trends, and used to develop targeted action plans. Insights and best practices are shared across operations to drive continuous improvement. In addition, minor emissions from kilns are monitored at the frequency required by the GCCA protocol.

Environmental Framework Includes Compliance Standards

Environmental Management System

Our risk-based Environmental Management System (EMS) systematically audits internal compliance with our environmental policy across all our global operations and through our three businesses, cement, ready-mix, and aggregates. Our EMS is aligned with global environmental standards, such as ISO 14001 and the EU Eco-Management and Audit Scheme, allowing us to achieve ISO 14001 certification in 78% of our cement sites. In 2025, we implemented EMS in 89% of our businesses. Environmental issues are reported internally in our monthly Nature Report and on an annual basis in our Integrated Report.

Environmental and Social

Performance Management

Our EMS integrates environmental performance, impact assessment, stakeholder engagement, and response to events with input from a range of subject matter experts. Our Environmental and Social Incident Reporting process enables our global sites to maintain open communication with the communities where we operate and have a proactive approach to incident response. It also serves as a grievance mechanism to register complaints from external stakeholders.

Environmental and Social Incident

Reporting Framework

Our standardized framework recognizes and registers incidents in three categories according to their severity: major, moderate, and minor. In 2025, we recorded 402 environmental and social incidents, including 0 category 1 incidents and 53 category 2 incidents. This year marked the seventh consecutive year in which no major (category 1) environmental or social incidents were reported, reflecting the continued effectiveness of our management and control processes.

Dialogue and Engagement

We work to maintain open communication channels with our neighbors, law enforcement officials, public agencies, and other stakeholders.

∎	Rapid Response

Global, regional, and local rapid-response teams are trained to address environmental and social impact events and hold annual emergency drills according to contingency plans at each of our sites.

∎	Continuous Improvement

We consistently record events at every level of our business to identify recurring root causes, implementing and sharing corrective actions with our stakeholders.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

53	Cemex 2025 Integrated Report

Innovation and Partnerships

New Innovation Framework Augments Smart, Profitable Decarbonization

Unlocking carbon neutrality requires avoiding and reducing emissions while selectively scaling technologies that mitigate, capture, store, or utilize carbon where emissions cannot yet be eliminated. This is a game-changer in advancing smart and profitable decarbonization, a key focus of our Future in Action program. Innovation plays an essential role and is a competitive advantage for accelerating our operational excellence strategy and achieving our goal of being net-zero by 2050.

With innovation as a core company value, we reframed our approach to concentrate on high-impact levers. We’ve set new corporate thresholds for innovation investments and continue applying discipline and rigor in our business cases. Our innovation agenda has a distinct focus: Contribute to smart and profitable decarbonization that creates value for our stakeholders.

External, Internal Channels Cultivate Innovative Solutions

We continually seek innovative solutions by sourcing new technologies through three channels. Each works hand in hand to collectively develop, source, and scale innovative solutions to address decarbonization, one of the main challenges our industry faces.

Cemex Ventures

Cemex Ventures is our open-innovation, venture capital unit that sources innovative technologies and develops strategic business opportunities through collaboration, partnership, and investment in disruptive companies. Working with key contributors in the construction industry’s entrepreneurial ecosystem, this unit’s active investment portfolio includes more than 20 start-ups. It is also responsible for one of the world’s largest gatherings, the Construction Startup Competition, an annual event with an average of 500 start-ups participating each year.

During 2025 more than 560 applications across 54 countries marked the second-highest participation in the competition´s history, reinforcing its status as the leading global platform for disruptive construction technology.

Learn more about Cemex Ventures

Global Research and Development

Cemex has a multidisciplinary leadership team mainly based in Switzerland, complemented by additional centers in other parts of the world, with global reach, diversity of expertise, and proximity to operations. They focus on developing cutting-edge, cost-effective, and sustainable technologies to meet demanding performance requirements. The team’s broad perspectives allow us to innovate and collaboratively develop products, techniques, and technologies that push the boundaries of sustainable construction.

Global Operations, Technology, and Energy

Our Global Operations, Technology, and Energy team fosters innovation across cement production and carbon capture, utilization, and storage (CCUS) technologies. The team, based in different locations around the world, evaluates and pilots advanced solutions with the potential to reshape cement manufacturing, emphasizing technical viability, CO2 emissions reduction, and economic feasibility. This team works hand-in-hand with our Sustainability team.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

54	Cemex 2025 Integrated Report

Unified Agenda, Shared Impact Defines Innovation Approach

Our new innovation framework is designed to deliver a clear, aligned, and impact-driven portfolio of projects, which are deployed across our regional operations and corporate functions. With an emphasis on open innovation, smart operations, and technology development, the framework supports disciplined prioritization and scaling of initiatives that drive sustainable value creation.

Innovation Framework

Transformational Innovation Pillars

Our Horizon 2 transformational innovation is structured around six pillars that support smart decarbonization and advance our operational excellence agenda. Each pillar prioritizes technologies with the potential to deliver meaningful, sustainable impact and long-term business value. This ensures that our innovation efforts remain aligned with our strategic and financial objectives.

1. High-Strength, High-Performance Concrete

Our goal is to deliver high-strength, high-performance concrete solutions that meet performance and decarbonization requirements across all our markets. We aim to develop and scale concrete products that combine superior structural performance with a lower-carbon footprint, adapting to regional preferences while maintaining a unified global approach.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

55	Cemex 2025 Integrated Report

2.	Materials Activation

Our objective is to achieve advanced thermal, mechanical, and chemical activation of clays, pozzolans, limestone, fly ash, and other suitable raw materials to unlock reactivity. This initiative reflects Cemex’s strategic approach to materials activation as one of the main levers to advance its decarbonization road map.

During 2025, progress was achieved through the expanded and continuous identification and evaluation of supplementary cementitious materials, supported by encouraging results at both the laboratory and industrial scales. Given the breadth of this strategy, its deployment is closely linked to regional raw material availability, the applicability of activation technologies, and market adaptation and acceptance. This flexibility positions materials activation as a scalable and resilient pathway to reduce clinker content while maintaining performance, supporting Cemex’s transition to lower-carbon cement solutions.

◾	Calcined Clays

This is a lower-carbon alternative material compared with traditional clinker. Calcined clays represent a key opportunity to reduce clinker factor and carbon emissions in cementitious systems while maintaining technical performance. Our efforts have been focused on our Europe, Middle East, and Africa region with successful industrial trials:

3.	Micronization

Clinker micronization is a process of ultrafine grinding of clinker and other supplementary cementitious materials (SCMs) to reduce clinker intensity while improving performance. Implementing this technology involves proactively evolving our cement production process to integrate new capabilities and drive continuous improvement. This approach enables the prioritization of operations based on market demand, cement types, available SCMs, equipment considerations, and potential clinker factor optimization. We are currently optimizing our cement and materials in Spain and Mexico for this initiative.

◾	Large-Scale Projects

Following extensive laboratory and industrial trials, our Spain market adapted its industrial operations to produce cement with micronized clinker. This solution is now commercially produced and used in large-scale projects, delivering the same performance and a more sustainable product through reduced clinker use.

◾	Ready-Mix Trials

Our Mexico region is advancing multiple industrial trials at key plants, combining operational optimization of clinker micronization with the use of advanced admixtures technologies. Ready-mix trials are progressing, enabling a substantial reduction in clinker factor while maintaining the performance required for large-scale concrete applications.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

56	Cemex 2025 Integrated Report

4.	Alternative SCMs

We aim to expand our portfolio of SCMs through innovative production methods and alternative activation pathways. Currently, the portfolio includes both natural and engineered materials, as well as industrial by-products and reclaimed mineral streams, developed to meet performance, durability, and regulatory requirements. This strategy supports the reduction of clinker factor and carbon intensity while strengthening supply-chain resilience by enabling the use of locally available materials and reducing reliance on traditional SCM sources. Leveraging Cemex’s open innovation model and partnerships with external stakeholders, this initiative was defined as a strategic priority in 2025. Pilot-scale trials have advanced with encouraging results, reinforcing alternative SCMs as a key enabler of long-term decarbonization and regional adaptability.

◾	Low-Carbon Cement Alternative

Cemex invested in a groundbreaking U.S. innovator aimed at reshaping cement decarbonization in construction. Terra CO2’s technology converts abundant, locally available raw materials, such as silicate rocks, into lower-carbon SCMs and zero-carbon cements. This approach enables a scalable, low-carbon alternative for cement replacement in concrete while maintaining performance requirements. The portfolio includes two standout products: OPUS SCM and Next Gen: OPUS ZERO. While OPUS SCM can already replace up to 40% of ordinary Portland cement (OPC), OPUS ZERO is expected to replace 100% of OPC in the mid-term.

◾	ThyssenKrupp Collaboration

Mechanical activation is one of the approaches through which we drive innovation in cementitious systems. Through the controlled application of mechanical energy to selected SCMs, we have conducted testing from laboratory to pilot scale in collaboration with ThyssenKrupp. This approach has demonstrated enhanced material reactivity and supports the development of more efficient and sustainable cement solutions.

5.	Carbon Capture, Utilization, and Storage

Considering alignment with our strategic and financial objectives, our goal is to advance CCUS as a critical solution to address hard-to-abate emissions inherent to cement production. CCUS plays a central role in our pathway toward decarbonization. As a result, we are currently involved in the development of large-scale CCUS projects in Europe and the U.S., along with several pilots testing emerging CCUS technologies.

PROJECTS

Flagship CCUS Project

CO2LLECT is Cemex’s flagship CCUS project designed to capture and permanently store 1.3 million metric tons of CO2 from our Rüdersdorf Cement Plant in Germany, the largest cement facility in the country, by 2030. In 2024, the project secured €157 million in funding from the EU Innovation Fund. In 2025, Cemex, together with project partner Linde GmbH, signed a grant agreement with the European Commission. During the year, project partners have been developing the front-end engineering design (FEED) study and continue to mature logistics studies for the transport of captured CO2 from the cement plant.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

57	Cemex 2025 Integrated Report

CO2 is intended to be captured at the Rüdersdorf facility using Linde’s innovative HISORP® technology. The high-purity, liquid CO2 would be transported by rail to a CO2 handling hub in Northern Europe. There, the CO2 would be stored in buffer tanks before being loaded onto specialized vessels designated for transport to permanent geological storage sites in the North Sea.

Cemex has maintained an active dialogue with policymakers, regulators, and civil society to assist in the execution of the project. In late 2025, we held the first formal public dialogue at the Rüdersdorf plant, providing civil society stakeholders detailed information about CO2LLECT and creating a forum to address questions related to CCUS.

Strategic Technologies for Europe Platform Seal

Large-scale CCUS projects for Cemex’s facilities in Alicante and Alcanar, Spain, and Sveti Juraj, Croatia, were granted the Strategic Technologies for Europe Platform (STEP) Seal. This selective quality label provides visibility to attract public and private investors in projects that align with the STEP’s objectives, such as those contributing to clean and resource-efficient technologies.

Construction Industry Milestone

Cemex Mexico and Tecnológico de Monterrey achieved a milestone in the construction industry by developing a method to measure and document the amount of carbon dioxide absorbed from the air by concrete buildings, thereby mitigating climate change. This research was published in the England-based journal International Cement Review. The methodology presented in the article evaluates the recarbonation process—the absorption of CO2 in materials containing cement. This process, comparable to the capture of atmospheric CO2 by trees, contributes to the reduction of greenhouse gas emissions, combating climate change.

Carbon-Storing Minerals

Cemex and researchers at Northwestern University in the U.S. are currently exploring an integrated, materials-based solution for carbon capture and storage beyond burying CO2 underground. The approach uses seawater, carbon dioxide, and clean electricity to produce minerals that replace key ingredients in concrete while permanently storing carbon in the process.

The process is inspired by marine organisms such as corals and shellfish, which naturally form mineral structures that trap carbon. By using treated seawater and modular land-based reactors, the system avoids disruption to marine ecosystems while remaining scalable near industrial sites.

The potential to create an innovative, decentralized, plug-and-play solution for carbon capture offers a dual benefit: Removing CO2 from the atmosphere and embedding it into long-lived construction materials. If successfully scaled, this transformative innovation would allow the construction industry to shift from being a major emitter to an active participant in carbon sequestration. In turn, our oceans become a resource for building a more climate-resilient future.

Carbon Nanomaterials

Cemex was the first company in the cement industry to successfully turn CO2 into carbon nanomaterials directly from flue gases. In the past year, we completed the industrial pilot plant in Spain that converts CO2 directly from the stack into carbon nanomaterials. This pilot is part of our pioneering effort to turn CO2 directly from flue gases into high-value carbon nanomaterials–a breakthrough in decarbonizing cement production.

The pilot has already produced the first carbon black, nanofibers, and graphene materials, achieving more than 80% of the optimal carbon content observed in laboratory tests. These results build on earlier lab-scale successes, where we achieved a carbon conversion rate of 70%. The technology offers the potential to transform CO2 emissions into a range of high-tech, value-added products, including nanotubes, graphene, nanofibers, and carbon black, opening new pathways for sustainable innovation in construction materials.

This milestone demonstrates Cemex’s continued leadership in carbon transformation technologies and reinforces our commitment to turning ambitious decarbonization goals into tangible industrial solutions.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

58	Cemex 2025 Integrated Report

PARTNERSHIPS

Algae-Based Carbon Capture

Cemex is in the final stages of construction of a pilot plant, developed in collaboration with U.S.-based Carbon BioCapture, at our Huichapan Cement Plant in Mexico. The facility enables the evaluation of algae-based carbon capture integrated with CO2 capture systems, supporting a circular carbon model that explores the conversion of emissions into valuable bio-based products.

The project will provide technological benefits by introducing biomass as a fuel for cement kilns. It will also provide subsequent use of biomass in potential high-value products, such as fertilizers, livestock feed, biofuels, and other biochemicals.

Carbon Capture Technology

Cemex Ventures’ has made a minority investment in Australian company KC8 Capture Technologies. This collaboration, to scale up KC8’s UNO MK3 carbon capture technology through a 100 TPD plant FEED study, is a mandatory step prior to a potential commercial installation. This carbon capture technology allows for separation of CO2 from flue gases via a chemical separation through a solid potassium carbonate.

Clean Energy Transition Partnership

Cemex is part of the DRIVE consortium through the Clean Energy Transition Partnership. DRIVE (Deep Removal of CO2 and Innovative Electrification Concepts) aims to provide electrochemical solutions for CO2 capture and developing technologies for deep removal of CO2. Selected technologies using electrochemical regeneration of solvents will be tested at our plant in Prachovice, Czech Republic, as we look for new ways to cost-effectively lower the residual emissions associated with CO2 capture. In 2025, the technologies were tested at partner research facilities in the Netherlands. These laboratory tests have been used to develop the pilot for deployment at our Prachovice Cemex Plant in 2026.

Cryogenic Capture Technology

Cemex is working with French company Cryo Pur to test a patented innovative cryogenic capture technology designed to mitigate emissions from cement operations. The technology physically separates CO2 from flue gases via cryogenic methods. This technology can be used to produce high-purity CO2, which is critical to achieving strict storage specifications. The innovative technology will be piloted at a Cemex plant in Europe. The project has also been granted €1.8 million in funding from the French agency ADEME. In 2025, Cemex and Cryo Pur advanced engineering for the pilot, which is now ready to start construction.

PanDORA

Cemex, along with 12 partners from industry, academia, and research institutes, was awarded funding for PanDORA (electrified post-combustion capture and partial oxyfuel retrofitted to cement plants) by the Clean Energy Transition Partnership this year. The project aims to further develop partial oxyfuel concepts to capture CO2 from cement plants and demonstrate electrified post-combustion capture technologies in industrial conditions. A novel electrified amine-based post-combustion technology will be piloted at the Cemex Alicante Cement Plant in Spain.

6.	Smart Operations

We are striving to transform production, maintenance, and quality processes across our operations using advanced technologies, including artificial intelligence (AI). Our ultimate goal is to build a digital-enabled, efficient, and sustainable plant of the future that achieves our smart decarbonization goals.

∎	OPTIMITIVE AI Technology

Cemex Ventures is pushing boundaries of real-time industrial process optimization with AI technology through our investment agreement with OPTIMITIVE. This Spanish company provides high-tech solutions using advanced analytics and AI to optimize efficiency and sustainability in processes within energy-intensive industries. Key advantages include a no-code visual design for easy large-scale adoption and continuous 24/7 operation. Cemex plans to scale OPTIMITIVE’s technology across its operations to enable agile deployments, aiming to significantly reduce energy consumption while simultaneously increasing production efficiency by double-digit percentage points.

∎	Cemex Flagship Plant of the Future

In 2025, we piloted Smart Operations at our New Braunfels Balcones Cement Plant in Texas, demonstrating how digital tools boost yields, asset utilization, and operational efficiency. Productivity increases are providing the foundation for scaling the model.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

59	Cemex 2025 Integrated Report

Advocacy

Our Voice Accelerates Action Within Industry

At Cemex, we advocate for the company’s license to operate and grow by shaping public policy. Our approach is grounded in building trusted relationships and supporting stable regulatory environments and frameworks. These efforts help create long-term value for our stakeholders, our industry, and our company. We follow four guiding principles as we lend our voice to key industry topics:

∎ License to Operate	∎ Policy Influence
We anticipate and address regulatory issues to allow our operations to remain viable and efficient across our global footprint.	We advance the company’s priorities in legislative and regulatory arenas through data-driven advocacy and coalition- building.

∎ Intelligence Management	∎ Stakeholder Trust and Reputation
We monitor emerging issues, lead cross-functional “issue councils,” and drive timely escalations to senior leadership before risks materialize.	We strengthen credibility with policymakers, industry associations, nongovernmental organizations, and local communities through transparent engagement and responsible leadership.

Our Advocacy Promotes Sustainable Construction

Sustainability remains a strategic priority and competitive advantage. Decarbonization is the sector’s defining challenge, with Cemex as a top-performing company in CO2 emissions reduction. We aim to maintain our efforts through smart and profitable decarbonization tailored to each region and market.

Believing climate change is one of the biggest challenges of our time, we support actions that align with the Paris Agreement commitments and fulfill the United Nations Sustainable Development Goals (SDGs) on climate action. We also promote public policies that enable the decarbonization of the cement and concrete industry. Our ambition is to achieve our climate action targets to become a net-zero company by 2050.

Our work with industry peers and external trade associations advances our priorities in circular economy and waste management, lower-carbon products, carbon pricing, clean electricity, and government funding to enable the transition to a carbon-neutral future. We strive to unlock infrastructure investment, activate clear alignment between government priorities and private-sector capacity, and plan for the long term. When these conditions are met, infrastructure becomes more than a physical asset; it becomes a platform for developing local talent, building resilient communities, and accelerating sustainable growth.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

60	Cemex 2025 Integrated Report

Our advocacy helps us build upon sustainable construction:

∎	The Future of Building Materials

The Global Cement and Concrete Association (GCCA) meeting in Mexico City gave us the opportunity to engage with global industry leaders on the future of building materials. Our role in building partnerships and advancing policy helps achieve our net-zero goals.

∎	Advancing Nature and Biodiversity

Cemex signed a memorandum of understanding with Proparco, the private sector financing arm of the French Development Agency in France, to support sustainability and decarbonization efforts. This collaboration focuses on high-impact climate action, aligning with Cemex’s global efforts toward carbon neutrality and sustainable development.

∎	Promoting Industry Change

Cemex continues to support U.S. legislation that promotes research and development of advanced technologies to improve efficiency in cement and concrete production.

“Our industry has a strong role to play in enabling circular cities. Cement and concrete are not just building materials; they can be powerful enablers of more sustainable, integrated urban systems.”

– Jaime Muguiro

  Chief Executive Officer, Cemex

Global Cement and Concrete Association Leadership

Cemex is a founding member of GCCA, a global industry platform established to facilitate sustainable development of the cement and concrete sectors. Our former Chief Executive Officer Fernando González completed his term as organization president in June 2025. We remain active in the organization by participating in summits and serving on committees.

Cemex co-led the Circular Cities and Policy Summit, as well as the CEO Gathering and Leaders Conference, held last year in Mexico City. As part of the CEO Gathering and Leaders conference, the company also hosted a site visit at its Tepeaca Plant in Puebla. These events supported constructive dialogue on sustainability, the circular economy, policy frameworks, and regulatory collaboration.

With half of the decade behind us, it is critical to continue focusing on transforming regulations, policies, and frameworks to support the transition to a carbon-neutral, green, and circular economy.

Working in concert with GCCA, we:

∎	encourage regulations that promote the use of municipal and industrial waste as sustainable alternative fuels for cement kilns, as well as using construction, demolition, and excavation materials as recycled raw inputs

∎	promote building codes and norms that allow the extensive adoption of lower-carbon cement and concrete products

∎	support the development of transparent, market-based carbon pricing mechanisms that incentivize decarbonization and investment in carbon reduction technologies

∎	seek funding and alliances to develop new technologies that reduce carbon emissions in the cement manufacturing process and accelerate the development and scaling of carbon capture, utilization, and storage (CCUS) technologies

GCCA’sDecarbonizationProgressReportHighlightsCemex During COP30, GCCA shared its Cement & Concrete Industry Net Zero Action & Progress Report 2025/26. Cemex’s net-zero leadership was highlighted with three case studies: Coastal Resilience Using Construction and Demolition Material Restoring Alabama’s shoreline to enhance coastal protection supports marine habitat restoration and addresses risks from rising sea levels and tidal flooding. Biofuel Facility for Carbon-Neutral Cement Production The Rüdersdorf project in Germany converts biogenic waste into biochar, reducing reliance on fossil fuels and aligning with Cemex’s Carbon Neutral Alliance master plan. The photo shows the normal wood (raw material) and the new biochar product. Integrated Solar System for Renewable Energy One of the largest integrated solar systems in the cement industry was installed in Croatia, covering 57,000 m² and generating 32.5 GWh annually. The solar system reduces scope 2 CO2 emissions by over 5,160 tons and covers approximately 22% of internal electricity consumption.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

61	Cemex 2025 Integrated Report

Groundbreaking Workshop Pushes Boundaries of Design, Material Innovation Cemex co-hosted the Advanced Manufacturing/Materials in Architecture & Design Workshop alongside SPACE/CRAFT Worldwide, Inc. and Thornton Tomasetti. This landmark event brought together globally recognized design firms—BIG (Bjarke Ingels Group), Skidmore, Owings & Merrill (SOM), LAVA, HKS Inc., and Ennead Architects—to work hand in hand with Cemex engineers and material scientists to explore construction without limits, but with purpose. Each team developed a prototype or system proposal that pushed the boundaries of design and material innovation: BIG introduced BIG Block, a modular load-bearing and insulating building block. SOM created Orca, a one-ton kinetic sculptural furniture piece engineered from a specialized ultra-high-performance concrete formulation. LAVA presented Resilience Hub, an organic composite prototype integrating Pervia pervious concrete for water management and plant growth with Resillia® fiber-reinforced concrete for structural load bearing. HKS designed the X-Cast, an adaptable universal formwork system enabling complex geometries through foldable ultra-high fiber-reinforced Resilia. Ennead Architects unveiled Light Speed, a flexible composite panel system combining metal and Resilia, developed around a reusable master framework. These projects leveraged cutting-edge fabrication techniques and Cemex’s advanced concrete technologies. They include Resilia, our high-performance fiber-reinforced concrete; Pervia, our structural pervious concrete; and Insularis®, our insulating concrete providing both thermal and acoustic performance. The result: Bold, innovative, and scalable solutions that redefine how materials, design, and technology converge to shape the built environment of tomorrow.

Cemex Deepens Relationships, Advances Sustainability Agenda

Achieving a sustainable future requires strong partnerships and collaborations across our global stakeholder network: Industry peers, suppliers, customers, policymakers and regulators, nongovernmental organizations, and communities. Together, we continue deepening and strengthening relationships, collectively moving our sustainability agenda forward.

First Movers Coalition

Cemex continues to be part of the First Movers Coalition (FMC) within the World Economic Forum. As one of the 35 founding members, Cemex actively participates in the Trucking Work Group and vigorously promotes efforts to decarbonize our industry’s fleets. We are testing and expanding zero-emission heavy-duty trucks with companies like Volvo, including tests in Mexico. In 2025, we continued increasing our adoption of renewable diesel, gas, and biofuel technologies. We also focused on fleet digitalization, electromobility solutions, and data management upgrades tied to our FMC trucking commitment.

United Nations Ecosystem

We have been a signatory of the UN Global Compact since 2004. In 2025, we continued our commitment to the UN’s Sustainable Development Goals (SDGs).

∎ UN General Assembly CEO Roundtable

Our Chief Executive Officer, Jamie Muguiro, joined fellow global CEOs and government leaders at the UN General Assembly’s CEO Roundtable during Climate Week NYC. Conversation focused on accelerating infrastructure investment to enable more inclusive and sustainable economic growth, especially in emerging markets. Cemex contributed insights on unlocking long-term infrastructure development and highlighted the importance of public-private collaboration in achieving climate and development goals. Lending our voice reaffirmed our commitment to sustainable business practices.

∎ El Carmen Nature Reserve Documentary

During Climate Week, Cemex hosted a special screening of Rebirth of a Sanctuary. This new documentary highlights El Carmen Nature Reserve, Cemex’s privately protected nature reserve along the U.S.–Mexico border. As one of the most ambitious private conservation efforts in the world, El Carmen is a living example of nature’s ability to heal and of Cemex’s long-term commitment to sustainability. It reminds us that nature-based solutions must be part of the climate equation.

Learn more about El Carmen Nature Reserve.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

62	Cemex 2025 Integrated Report

∎	UN Global Compact SDG Investment Forum

Our Chief Financial Officer, Maher Al-Haffar, participated as a featured panelist in the UN Global Compact’s SDG Investment Forum roundtable, “Financing the Future: Implementing the Sustainable Finance Roadmap.” He joined CFOs and institutional investors to explore sustainable financing tools like green bonds; blended finance; and measurable environmental, social, and governance (ESG) key performance indicators.

Emissions Trading System in Mexico

Cemex provides leadership in Mexico’s emissions trading system advisory committee, the Comité Consultivo del Sistema de Comercio de Emisiones. Carlos Medina, from our Mexico sustainability team, serves as president. This industry group brings together the federal public administration; the private sector; and academia for technical consultation, guidance, participation, and advice on emissions trading.

As part of our commitment to transparency and thought leadership, we continue to publish company position papers on crucial climate action areas. These documents, available on our website, provide insights into our strategic approach and advocacy efforts.

European Union’s Carbon Border Adjustment Mechanism

The European Union’s Carbon Border Adjustment Mechanism (CBAM) is now operational. In early 2027, the U.K.’s CBAM is set to launch with a structured approach anchored in domestic carbon pricing, although the technical calculation frameworks have yet to be finalized. Cemex continues to advocate for fair and practical implementation, aligning its decarbonization strategy with global climate goals. This includes active participation in EU and U.K. industry associations and advocacy efforts to ensure competitiveness and sustainability.

Advisory Roles in Europe

Cemex engages in public policy discussions on carbon pricing mechanisms and regulatory frameworks that support the transition to a low-carbon economy. As active advisors on European Union (EU) climate initiatives and supporters of the U.K.’s green transition, we promote captured CO2 as a tradable commodity. We recognize biogenic CO2 from sustainable sources as carbon neutral, ensuring CO2’s value chain accountability. We also advise on the U.K. CCUS regulation, contributing to the Net-Zero Council to aid in decarbonizing cement manufacturing and aligning with the U.K.’s net-zero goals. As part of Our Nature Coalition, we support the EU Nature Restoration Law to mitigate climate change and improve biodiversity through nature restoration.

U.S. State and Federal Grants

Cemex participates in multiple government-sponsored sustainability initiatives in the U.S., securing funding from state and federal programs to deploy several lower-emission vehicles.

∎	Texas Emission Reduction Plan

Cemex continued leveraging this US$13 million grant previously awarded, which funded three additional lower-emission locomotives and two off-road trucks for cement and aggregate sites in New Braunfels and Katy, Texas. These assets were deployed between 2023 and 2024, and the plan reaffirmed ongoing use and maintenance during 2025.

∎	U.S. Environmental Protection Agency

A US$2 million grant was secured to introduce two lower-emission locomotives in Miami and Jacksonville, Florida, both deployed in 2025. This initiative underscores Cemex’s commitment to improving air quality and reducing emissions in key logistics hubs.

CemexTrade Association Climate Advocacy Review We remain committed to working closely with our trade associations in alignment with our climate action advocacy priorities and the goals of the Paris Agreement. Most recently, we conducted an evaluation of our trade associations and concluded that we are aligned with primary climate-related advocacy positions of the relevant global, regional, and local associations of the cement industry. The results of this assessment are detailed in the Cemex Trade Association Climate Advocacy Review, reinforcing our commitment to transparent, responsible, and climate-aligned advocacy. Learn more about our Trade Association Climate Advocacy Review.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

63	Cemex 2025 Integrated Report

Strong Partnerships, Collaborations Fortify Our Advocacy Work

We believe industry collaborations are essential to accelerate the development of climate action worldwide. We are active members with leadership positions in global, national, and regional industry associations where we operate. Our engagement and leadership give us a platform to advocate and educate alongside other companies in our industry.

Partnerships and Collaborations

We Mean Business Coalition. Cemex supports the work of this global nonprofit working with the world’s most influential businesses to act on climate change.

Business Ambition for 1.5°C Campaign. Cemex signed this commitment led by the We Mean Business Coalition.

Race to Zero. Cemex joined the United Nations Climate Change Race to Zero campaign from the UN Framework Convention on Climate Change to rally leadership, support, and mobilization of net-zero commitments.

UN Global Compact (UNGC). Cemex has been a signatory since 2004. We support collaborative efforts to accelerate sustainability progress: CFO Coalition for SDGs, Guiding Principles on Business and Human Rights, Women’s Empowerment Principles, and Target Gender Equality Accelerator.

CFO Coalition for the SDGs. Cemex is a founding member of this UNGC initiative, aimed at attracting more capital to SDGs.

CLG Europe. Cemex participates in this organization convened by the University of Cambridge Institute for Sustainability Leadership and the Green Growth Partnership. This enables us to demonstrate leadership in sustainability, engage in policy advocacy, collaborate with peers, drive innovation, engage with stakeholders, and build internal capacity for sustainable business practices.

Science Based Targets initiative. Cemex’s ambitious 2030 climate targets have been validated by this corporate climate action organization, the foremost authority on science-based climate action goals.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

64	Cemex 2025 Integrated Report

Membership and Industry Associations

GCCA. Cemex, as a founding member of GCCA, participates in multiple committees, including Communication and Outreach, Advocacy, Net-Zero Delivery, Health and Safety, and Innovation. These leadership roles allow us to contribute to ongoing discussions on sustainability, circular economy, policy frameworks, and regulatory collaboration.

Cement Europe. Cemex is part of the senior advisory group of Cement Europe, lending its technical expertise and advocacy to help share the industry’s views on issues and policy development.

American Cement Association. Cemex serves in numerous leadership positions for the association, the premier policy, research, education, and market intelligence organization serving U.S. cement manufacturers.

Cámara Nacional del Cemento in Mexico. Cemex is an active member, holding many leadership positions and collaborating with industry peers to advocate and contribute to the sustainable development of the cement industry in the country.

Federación Interamericana del Cemento. This Latin American organization represents the interests of the cement industry in Latin America and the Caribbean. We advocate for sustainability policies and technical innovation for decarbonization and circular economy across Latin America. The organization recognized Cemex Colombia with its Vivir Seguro award for its commitment to health and safety.

Mineral Products Association Cement. Cemex is a member of this trade and research organization representing the U.K. cement industry

Cemex Receives Honors For Sustainability Leadership One of Top Companies With the Best Reputationin Mexico For the ninth consecutive year, Cemex was ranked as one of 11 companies with the best reputation in Mexico. Cemex is also the leading company in the construction materials category with the best reputation. Both rankings were conveyed by the 13th edition of Merco Empresas México. Forbes List for 50 Leading Colombian Companies in Sustainability Forbes recognized Cemex Colombia as one of 50 leading companies in sustainability for demonstrating that their commitment to sustainability is reflected in concrete advances in its operations. The selection criteria included the financial strength of the companies, which is decisive in the continuity of sustainability strategies. Information from external validators also considered the following: Dow Jones Sustainability Index; S&P Global Sustainability Yearbook; IISAP (Private Social and Environmental Investment Index) of Arteaga Latam; the Merco ESG Responsibility ranking; the most inspiring companies of ANDI; and certifications and recognitions from ICONTEC and CECODES. Concrete Sustainability Council Certification for Poland Operations Cemex was the first company in Poland to receive a gold certificate from the Concrete Sustainability Council (CSC) for its sustainable production processes, ecological innovation, and environmentally friendly measures. Ten plants located across the country, representing three business lines—cement, aggregate, and concrete production—were assessed. The gold certificate is a significant distinction for Cemex and confirms the effectiveness of our sustainability efforts. With the CSC certificate, Cemex Polska joins the group of global producers that have been verified for responsible use of resources.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

65	Cemex 2025 Integrated Report

Social Commitment

Actions Facilitate Transition to Digitally Enabled, Sustainable World

As most of the world shifts to a low-carbon economy, our social commitment ensures that the actions required to do so leave no one behind. This includes workers, customers, suppliers, communities, industries, and regions that may be impacted by the transition, including vulnerable groups such as youth, indigenous communities, and women. In a Just Transition, everyone benefits from the shift toward a sustainable world powered by digital innovation.

We emphasize transparent and ethical decision-making, proactive management of transition-related impacts, and participative engagement with our diverse stakeholder group. Our approach is firmly aligned with key international agreements, including the Paris Agreement, the International Labour Organization’s guidelines for a Just Transition, and the UN Global Compact’s Forward Faster initiative to accelerate private-sector action on Sustainable Development Goals.

Our Workforce

Upskill, reskill, and create new opportunities for a technology-enabled, sustainable economy

We empower workers by upskilling, reskilling, and creating new job opportunities within a circular economy. Through a robust systematic assessment process enriched by listening mechanisms, we identify skill gaps and areas for improvement in capabilities, leadership, performance, and overall employee experience. This feedback informs transition plans that foster continuous workforce development and promote an inclusive and equitable transition. Our dedication to workforce development is evidenced through a spectrum of initiatives, including comprehensive development programs, innovative training platforms such as Cemex University, scholarships, and more.

∎

Balcones Plant Reskilling

    As part of our commitment to a Just Transition, our Cemex New Braunfels Balcones Cement Plant implemented a targeted reskilling program to prepare our workforce for technological advancements introduced through our Smart Operations initiative. The initiative, designed to drive digital-enabled, efficient, and sustainable operations, provided collaborators with specialized training tailored to the new digital tools deployed at the site.

    The program focused on artificial intelligence (AI) production-optimization tools, predictive maintenance, asset-health models, health and safety computer vision systems, and quality optimizers. The objective: Enhance employees’ capabilities in AI and other emerging technologies implemented at the plant. This effort ensures that workers confidently adapt to evolving operational demands. It also strengthens long-term employability and the plant’s transformation toward safer, more efficient, and lower-carbon operations.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

66	Cemex 2025 Integrated Report

∎	Future in Action Dialogues

Our Cemex University offers structured learning paths, including Future in Action Dialogues, which introduce and guide our employees in sustainability and climate action principles. Reskilling pathways include the Sustainability Academy, which provides deep knowledge of Cemex’s net-zero vision and equips employees with skills to develop sustainability plans. These programs go beyond technical skills, incorporating social and life skills for potential long-term employability.

Our Customers

Educate and train to support in the adoption of innovative lower-carbon products and develop capabilities for the effective use of digital platforms

Cemex supports customers in adopting more sustainable and efficient solutions. This includes guidance on low-carbon options like Vertua® products, participation in programs that build capabilities for operating in a low-carbon economy, and ongoing digital enablement.

∎	Cemex Go Onboarding Ecosystem

To help customers migrate to Cemex Go to improve ordering efficiency, we developed a comprehensive onboarding ecosystem. This includes on-site one-on-one training in the U.S. held directly at customer offices or job sites. In addition, webinars held in Arizona and Southern California showcase the platform’s transactional capabilities and strategic benefits. We also offer digital self-guided onboarding embedded in the platform, enabling customers to learn autonomously through interactive, real-time guidance. On-demand personalized onboarding may be scheduled virtually or in person as one-on-one sessions with our technical team, ensuring tailored support aligned with their operational needs.

∎	Concrete Solutions for Sustainable Construction

This training is provided through Cemex University for construction professionals. The objective is to increase knowledge and understanding of our products and solutions with sustainable attributes, helping our customers achieve their sustainability goals. More than 2,000 customers have enrolled in this free, open enrollment course since its launch.

Our Suppliers

Assist suppliers with identifying and addressing sustainability gaps

As a United Nations (UN) Global Compact Sustainable Supplier Impact Program leader, we support suppliers to identify and address sustainability gaps, fortifying our supply chain and fostering a broader commitment to a fair and sustainable future. We remain committed to exploring new avenues to support our partners in their sustainable journey.

∎	Sustainable Development Program for Suppliers

We created our own Sustainable Development Program for Suppliers. It covers key environmental, social, governance, and sustainable finance topics and supports a Just Transition to a digitally driven sustainable future.

Our Communities

Address impacts of decarbonization, improve employability, and enhance the quality of life in the communities we serve

Our commitment extends to communities and local economies. We actively engage in initiatives that promote employability in a net-zero economy. We collaborate with local organizations and governmental bodies through partnerships in the regions where we operate to foster skills that are crucial for the future.

∎	Builders of the Future

The Builders of the Future competition, organized by Cemex Mexico and the Mexican section of the American Society of Civil Engineers, invited university students to propose innovative solutions for more resilient and sustainable cities. The result was NanoLux, a prototype sensor that detects structural damage after natural events like earthquakes, helping save lives during emergencies. This compelling example demonstrates how young innovators, when supported with the right platforms, can contribute directly to community well-being and climate adaptation.

∎	Concrete Testing Facility and Classroom

Cemex partnered with James Watt College in Birmingham, England, to open a new, purpose-built concrete testing facility and classroom. Students receive hands-on, industry-standard learning aligned to real-world construction practices. This collaboration enables the college to upgrade curriculum content to current industry benchmarks across construction-related courses. This partnership strengthens employability and the future talent pipeline for the sector.

Learn more about our Social Commitment and leadership toward a Just Transition.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Future in Action

Smart Decarbonization

Responsible Nature

• Enabling Net-Zero Future

Innovation and Partnerships

Advocacy

Social Commitment

Sustainable Finance

Stakeholder Engagement

Governance

Appendix

67	Cemex 2025 Integrated Report

Sustainable Finance

Cemex Embeds Sustainability Commitments Into Financial Activities

Sustainable finance is an important element of Cemex’s overall financial strategy. It is a catalyst and a key lever, mobilizing capital to accelerate our decarbonization journey and turn abstract goals into concrete targets. Ultimately, sustainable finance contributes to a lower-carbon and more resource-efficient economy.

By aligning certain funding needs with our sustainability goals, we aim for our financial activities to be fully integrated with our commitment to sustainability. This allows access to specialized sustainable capital sources and optimizes our cost of capital.

SDG Investment Forum: CFO Coalition

As a founding member of the CFO Coalition, Cemex participated in the 2025 SDG Investment Forum: CFOs Driving Purpose, Profit, and Planet, held during the UN General Assembly and Climate Week in New York City. This exclusive event convened CFOs, institutional capital representatives, and global decision-makers to explore how finance can drive innovation, manage risk, and create long-term value for both business and society.

Our Chief Financial Officer, Maher Al-Haffar, was a featured panelist contributing to real-world case studies, high-level dialogues, and peer-to-peer exchanges. The forum explored sustainable financing tools and practical pathways to translate sustainability commitments into scalable financial strategies.

Stakeholder Engagement

2025 HIGHLIGHTS

97%
of operations achieved zero lost time injuries for employees and contractors

22%
senior leadership positions held by women

75
customer net promoter score

100%
critical suppliers' spend under the company's procurement scope

+30M
community partners positively impacted

Habitat

68 Cemex 2025 Integrated Report

Stakeholder Engagement 2025 HIGHLIGHTS 97% 75 +30M of operations achieved customer net community partners zero lost time injuries for promoter score positively impacted employees and contractors 100% 22% critical suppliers’ spend senior leadership positions under the company’s held by women procurement scope 68 Cemex 2025 Integrated Report

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

• Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

69	Cemex 2025 Integrated Report

Stakeholder Engagement

Cemex Delivers Long-Term Value Through

Meaningful Stakeholder Engagement

Cemex’s global operations extend across diverse geographies, placing the company in close proximity to a wide range of stakeholders. Cemex’s Stakeholder Engagement Framework, supported by its Stakeholder Engagement Policy, guides how the company engages with stakeholders. We recognize that long-term business success is closely linked to trust and collaboration with our stakeholders. As we advance our operational excellence strategy across the organization, we pursue meaningful, long-term relationships built on the fundamental principles of responsibility, transparency, active listening, collaboration, and continuous improvement.

Our Stakeholder Engagement Plans are established once every three years or as deemed appropriate by the site manager. They are reviewed annually with the intent to address stakeholder considerations at early stages and align with their evolving interests and expectations.

Executive oversight seeks the effective implementation of our Stakeholder Engagement Policy. Responsibility for compliance rests at the executive level—supported by the Cemex

Corporate Public Affairs Department under the leadership of the Executive Vice President of Investor Relations, Corporate Communications, and Public Affairs—and at a local level by the operations site managers. This governance structure reinforces accountability and consistency in stakeholder engagement practices across all regions where we operate.

Learn more about our Stakeholder Engagement Policy

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

• Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

70	Cemex 2025 Integrated Report

Health and Safety

Our #1 Value Defines Company Personality

Top Leadership Renews Commitment to Health and Safety

Health and safety remains Cemex’s top organizational value and is at the core of everything we do. Throughout Cemex, it is well known that our pledge to health and safety is guided from the highest levels of the company. With renewed dedication and direct oversight from our new Chief Executive Officer, Jaime Muguiro, we reaffirmed clear expectations this year for our global health and safety strategy and performance.

Our rigorous management policies, training, talent development, collaboration, and best-practice sharing underscore our long-standing pledge to health and safety. Cemex´s Board of Directors regularly reviews our progress and our Sustainability, Climate Action, Social Impact, and Diversity Committee discusses action plans and evaluates health and safety risks annually. Weekly health and safety performance and monthly results recaps keep our country, regional, and corporate leaders updated on our progress.

Regional Health and Safety Improvement Plans

Two years ago, our top 100 leaders began a process with their teams, refreshing their health and safety improvement plans by region, ensuring each country’s plan incorporated their specific opportunities. Using our Health and Safety Management System (HSMS), operations leaders self-assessed, developed improvement plans, and cascaded them deep within their organizations. Health and safety improvement plan results are part of each region’s business reviews, which are led by our CEO. The benefits of this reinvigorated focus allow us to maintain a positive industry benchmark in safety performance.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

• Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

71	Cemex 2025 Integrated Report

Health and Safety Operations

We continue to embed a safety mindset throughout our organization using standardized controls and procedures and monitoring our progress in the countries where we operate. Our working groups supervise, report on performance, and share best practices across the company through a coordinated, consistent, and collaborative approach:

Health and Safety Functional Network This network of trained health and safety specialists across all our operations supports the effective implementation of our health and safety management system.

Global Health and Safety Council

Composed of regional health and safety leaders and members of the corporate health and safety team, the council recommends global improvements or changes in any of our management system elements.

Global Health Forum A group of internal experts leading initiatives to share health best practices and support employees and contractors in adopting healthier lifestyles.

Visible Felt Leadership Program

Visible Felt Leadership (VFL) is a training program designed to empower leaders to lead by example through direct engagement with frontline employees and contractors using a constant, consistent, and positive approach. The online course, available in Cemex’s eight core languages, covers improved safety communication, leadership engagement, and proactive safety culture practices. Over the past decade, our VFL program has consistently delivered benefits like heightened safety awareness and enhanced safety culture.

“Our health and safety culture relies on interdependence. We strive for our workforce to care for the safety of themselves and each other, and we are pleased to see many examples of how they step in to protect a colleague if they see someone taking a risk.”

– Global Health and Safety Director, Cemex

1.7 million	+364,000
VFL on-site interactions between leaders and frontline employees and contract workers since 2016	VFL on-site interactions between leaders and frontline employees and contract workers in 2025

A shared commitment to safety is front and center at Cemex. It is not a checklist; it is a mindset.

“I always say, ‘we are our brother’s keeper,’” said Luis Garcia, a mobile operator at the Fort Myers Alico Quarry North in Florida. “I want my co-workers to look out for my safety, just as I look out for theirs.”

During a usual day, haul trucks the size of a small house and each weighing 350 tons transport crushed limestone alongside dump trucks, excavators, and other heavy-duty vehicles. At site operations, as many as 50 vehicles may be simultaneously navigating the quarry’s narrow roads. And at any given moment, an occasional distraction or inclement weather can trigger a hazardous environment.

With so many moving parts and unpredictable circumstances on the worksite, safety protocols and constant reminders aren’t optional; they are essential.

That is why Luis and his fellow teammates have fully embraced the Every Move Counts – Make it Safe program. Designed as a reminder to reduce preventable vehicle incidents, the program identifies the top three causes and promotes best practices to avoid them.

“Information is powerful. Understanding the types of incidents that may occur helps me make better decisions,” said Luis.

The Every Move Counts program is not just about making better decisions as individuals; it’s about creating a culture of safety across the entire Cemex team.

For Jeremiah Guiterez, Luis’s supervisor, the Every Move Counts program is another resource in his toolbox to support his daily mission: returning his team members home safely to their families.

“Trends evolve, and we can never become complacent about safety,” he said.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

• Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

72	Cemex 2025 Integrated Report

Zero4Life Commitment Pays Off With Positive Results

Our commitment to achieving zero injuries is always top of mind, and we are proud that we continue to be a positive safety benchmark for a global company in our industry. Our 2025 employee lost time injury (LTI) frequency rate was 0.3.

1 Based on an internal analysis using publicly available information on companies within the global cement and concrete industry.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

• Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

73	Cemex 2025 Integrated Report

Health and Safety Programs and Campaigns

Our wide range of programs and campaigns integrate health and safety into all operational levels and reinforce our global policy and management system. We monitor leading and lagging indicators, implement regional and local initiatives, and adopt best practices, all in the spirit of continuous improvement.

Our global campaigns set the pace for improving

our health and safety outcomes.

Take 5 Together Program

This program actively promotes a take-care-of-each-other culture, encouraging employees and contractors to intervene when they observe a colleague taking a risk. These collaborative, proactive, and positive peer-to-peer interactions breed trust among co-workers, help people return home safe to their families, and reinforce that everyone should be a safety leader. On average, workers at the operations reporting this initiative conduct approximately six of these interactions monthly. We now have more than 12,500 employees and contractors actively participating in the program, demonstrating our interdependent culture is continuing to grow. The program also includes comprehensive training across all operations, embedding a pre-task personal risk assessment for safer work practices.

Vulnerable Road Users Initiatives

Innovative approaches to safety go beyond drivers and contractors, reaching motorcyclists, cyclists, pedestrians, and other vulnerable road users. Using our knowledge, we collaborate with educational institutions, traffic authorities, community groups, and civil society organizations on awareness campaigns focused on road safety, regulation compliance, and accident prevention. In 2025, our most experienced Cemex employees taught key safety requirements, the importance of road safety basics, and the safety features of our vehicles within their communities. This regional outreach touched almost 30,000 people, making this initiative a key component of our health and safety program.

Our regional campaigns demonstrate our commitment to

health and safety across countries where we operate.

EMEA

Make the Invisible, Visible

This program puts people at the center of safety by proactively identifying and addressing risks before they cause harm. Rather than focusing only on obvious hazards, this approach challenges us to look closer at the hidden, often small details that can lead to serious consequences. Dedicated teams inspect every area of a site, reinforcing the importance of seeing what is often overlooked and taking action early. The objectives are to identify and address hidden hazards and risks; improve staff awareness of potential dangers that may not be immediately apparent; and promote open communication regarding near-misses, unsafe conditions, and opportunities for improvement. The program seeks to embed safer working practices into daily routines, ensuring that safety becomes an integral part of workplace culture. Recognition awards are delivered for the best invisible risk detected.

Back to Basics Training

Back to Basics is refresher training for experienced ready-mix drivers that combines classroom instruction and hands-on field exercises. Drivers refresh their knowledge; tackle local operational challenges; and learn how to enhance safety for themselves, their colleagues, and the public. Participation in the program fosters a stronger safety culture, improves productivity, and increases driver retention.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

• Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

74	Cemex 2025 Integrated Report

We Are All Leaders Health and Safety Program

Mexico

We Are All Leaders Health

and Safety Program

Frontline staff from our Mexico and South, Central America and the Caribbean (SCA&C) regions participate in the We Are All Leaders program, where they engage in field safety processes and develop a greater awareness of its importance. At the end of the program, they become safety ambassadors in their daily work and symbolically hand their leader’s arm band to the security staff for the next group to wear. Former leaders receive a sticker with the program’s logo to be placed on their helmets, reminding them of their commitment and identifying them as safety ambassadors to others in operations.

SCA&C

Life It’s a Journey, Make It Safe

Our team in Nicaragua promoted road safety with their 2025 Transporters’ Summit. As part of their commitment to road safety and strengthening the supply chain, they held this training and awareness event that brought together more than 52 of the company’s transport suppliers. Safe Carrier certificates were awarded to suppliers who demonstrated best practices with a strong commitment to incident avoidance and responsible driving.

Governance and Fire Management

The government of Tolima, Cortolima, and Cemex Colombia strengthened their coordination against forest fires, hosting the event Governance and Fire Management: Lessons and challenges of territorial articulation for the prevention and attention of forest fires. The meeting brought together local authorities, fire departments, relief agencies, environmental institutions, the private sector, and communities in a space for dialogue. During the event, they shared lessons learned, innovative practices, and risk-reduction and protection experiences for the natural environment.

Together on the Road

This initiative in Colombia promotes road safety among transportation and cargo-generating companies in the sector. Participation includes road safety campaigns in partnership with the Ministry of Transport, community awareness activities, training for public sector operators, and role-exchange initiatives with cargo and public transportation drivers. These efforts contribute to reducing incidents by adopting best practices and leveraging the strong influence, resources, and experience of participants. Since inception, more than 70,000 users have benefited from the initiative.

Life It’s a Journey, Make it Safe.

U.S.

Health and Safety Leadership Routines

The Health and Safety Leadership Routines program is guided by our HSMS. The program embeds regular engagement in the field; meaningful conversations; and follow-up actions into daily, weekly, monthly, and annual routines. These practices strengthen accountability, reinforce expected behaviors, and help identify and address risks before incidents occur. Ultimately, the program drives a proactive safety culture, aligns leaders at all levels, and supports our goal of keeping everyone safe, every day.

Driver Safety Month

Each September, the U.S. region participates in National Truck Driver Appreciation Week, launched by the American Trucking Associations to emphasize the professionalism and dedication of drivers who keep America supplied and connected. During this week, we recognize exemplary professional drivers and reinforce safe driving behaviors.

Cemex Health and Safety Management System Deep Dive

Led by the segment vice president and regional general manager, this two-day session strengthens understanding of our HSMS and demonstrates its connection to our Health and Safety Leadership Routines program. After a day of classroom participation, the leadership team and plant manager conduct a field walk-through to identify gaps against HSMS requirements and discuss improvements. This deep dive jump-starts an in-depth review of all HSMS elements and provides an opportunity to recognize successes and highlight best practices that can be shared across the organization.

CemexUniversityHealth andSafetyAcademy Completion of the Cemex University Health and Safety Academy is a requirement for executives, line managers, and plant and corporate office supervisors. This program strives to achieve a comprehensive understanding of responsibilities and accountability, reinforcing our health and safety culture and practices within our teams. Regular refreshers are conducted as needed to maintain and enhance this commitment. +3,700 participants in the academy during 2025

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

• Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

75	Cemex 2025 Integrated Report

Technology Plays Key Role in Zero4Life Commitment

Technology continues to play a key role in helping us achieve our Zero4Life commitment. This year, we took an important step to collect and categorize all health and safety digital technologies and solutions that are deployed globally across five categories.

Category and Key Priorities	Description	Our regions continue to demonstrate technology innovations that enhance the safety of our operations

Recording and Information Systems ∎ Training Documentation and Certification Solutions ∎ Apps and System of Record Solutions ∎ AI Chatbots and Analytics Tools	Official recordkeeping and management platforms for employee and vendor compliance with health and safety requirements. Aims for individuals performing work on behalf of Cemex to have the necessary training, qualifications, and certifications to safely and effectively carry out their roles. Allows us to maintain compliance, accountability, and proactive risk management and provides a single source of truth for safety performance.

SafeLine AI Agent

SafeLine provides instant and reliable access to critical health and safety policies, standards, guidelines, updates, and relevant safety alerts. By promoting preventive safety measures and offering easy access to vital information, this innovative tool empowers employees to make safer decisions, reinforcing our safety-first culture.

Prediction Solutions ∎ Risk Prediction Models ∎ Fatigue and Impairment Prediction ∎ In-Cab Driver Monitoring	Designed to anticipate elevated risk before an incident occurs by using models, analytics, or real-time signals to forecast unsafe conditions or impaired performance. Developed to enable early intervention (adjusts work plans, triggers proactive controls, or coaches operators) before a hazard materializes.

Psychometric Vigilance Test

Known as the gold standard measure of behavioral alertness, this fatigue measurement instrument is being used in Mexico and Colombia. Fatigue is determined by measuring reaction times and false starts on an iPhone or tablet. This prediction tool is designed to proactively warn if an employee is impaired, potentially allowing detection before microsleep cameras are alerted.

Detection Solutions ∎ Fatigue and Impairment Measurement ∎ Cameras and Computer Vision for Sites ∎ Vehicle Camera Systems and Sensors ∎ Drone Inspection	Identifies unsafe behaviors, conditions, or rule violations as they occur. Provides evidence, alerts, and structured records to support immediate correction and systematic learning.

I4 Safety and Telematics

Our i4 Safety program uses cameras at our sites to monitor unsafe behaviors, giving a real-time warning to the person engaging in the unsafe behavior and texting the local supervisor so they can immediately respond. The program was piloted in four regions—Mexico, SCA&C, EMEA, and the U.S. across five sites— and included cement plants, logistics operations, aggregates, and block and ready-mix concrete locations.

Our Mexico region continues to use telematics data to provide real-time information about trucks and drivers’ conditions. Linked to our transportation control tower in Mexico, geofencing technologies and telematic data provide information about driver fatigue and distractions, speeding, route deviations, and vehicle maintenance. By the end of 2025, this real-time data was available for 100% of our company- owned vehicles, 97% of contractor vehicles in Mexico’s supply chain area (without unions), and almost all Cemex-owned light vehicles.

Protection Solutions ∎ Mobile Phone Distraction Prevention ∎ Robotics, Remote Operation, and Automation ∎ Advanced Driver Assistance Systems (ADAS) ∎ Safety Sensors and Detection	Technologies that actively seek to prevent harm by enforcing safe states.

Mobile Phone Distraction Prevention

The Czech Republic is piloting special sensors in the cabins of their trucks that recognize when a driver has entered the cab. As soon as the driver is identified, a signal is sent to the driver’s mobile phone, and any applications that may be a distraction are automatically blocked during the journey.

Training ∎ Virtual Reality (VR) Solutions ∎ Online Site-Specific	Develops workforce capability and reinforces safe behaviors through immersive, interactive, and standardized learning experiences.

CemexVerse Virtual Reality Training

The use of virtual reality is enhancing training for ready-mix concrete plants in Mexico and the U.S. Already deployed in the Mexico region and now being piloted in the U.S., CemexVerse brings to life through virtual reality topics such as personal protective equipment usage, safe truck exit (three points of contact), wheel chock usage, cone placement to create a visible protective perimeter, and more.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

• Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

76	Cemex 2025 Integrated Report

Health and Safety Culture Built on Strong Management

Systems Foundation

Global Health and Safety Policy

and Procedures

The Global Health and Safety Policy establishes clear expectations for all levels within our organization and is applied across all operations. It serves as the cornerstone of our HSMS.

Our global procedures include guidelines for investigating work-related injuries, occupational diseases, and incidents. Our goal is to learn from each occurrence, develop actions to mitigate future recurrences, and replicate learnings across all our sites. Root-cause analysis of injuries and occupational health cases helps us learn from experience. We also track a range of predictive safety indicators designed to monitor and measure the effectiveness of our initiatives, identify hotspots, and develop preventive actions.

Learn more about our Health and Safety Policy on our website.

Cemex Health and Safety Management System

HSMS empowers our leaders to implement a successful health and safety program and appropriately allocate resources to training across operations. Our operations managers utilize HSMS to initiate annual self-assessments and develop health and safety improvement plans for their teams.

The system defines performance requirements and goals in accordance with local regulations, helping us assess potential risks and plan mitigation measures. Communication tools are embedded in the system, allowing us to share best practices with our operations employees and contractors.

Underpinned by a strong emphasis on leadership and accountability, Cemex management is dedicated to making health and safety our overriding priority. The company’s management also oversees the planning, implementation, monitoring, and review of control measures aimed at eliminating hazards or minimizing risks to our workforce and those affected by our business activities.

Every Cemex site has the HSMS in place, and most of our cement sites are certified to ISO standard 45001. This international standard sets the criteria for an occupational health and safety management system. It also provides a framework for operations to identify, manage, and continually improve their health and safety performance. This standard helps us establish an organized approach to occupational health and safety and fosters employee well-being.

Health and Safety Global Corporate Governance Audits

Our annual corporate governance audit program evaluates a range of selected operations worldwide, which may consist of multiple locations rather than being confined to a single location. Comprehensive audit coverage across all countries occurs within a three-year cycle. The primary objective is to conduct an independent assessment of compliance within our HSMS, providing valuable feedback and improvement recommendations.

The HSMS also undergoes regular audits through the Corporate Governance Health and Safety Audits program. This global program conducts cross-regional audits in multiple local operations annually, enabling continuous improvement and best-practice sharing on health and safety topics across our operations.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

• Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

77	Cemex 2025 Integrated Report

Contractor Health and Safety

Verification System

The Cemex Contractor Health and Safety Verification Program extends our health and safety culture to contractors, including those who work on-site. The program seeks adherence to rigorous health and safety standards, mandates contractors receive proper training, prescreens contractors for safety performance, and requires relevant accreditations for contractors working within Cemex operations. Contractors are not permitted to work on our premises when they fall short of verification.

Executed globally in collaboration with specialized firms, we require all business units to fulfill the program’s objectives. This allows for a thorough and stringent approach to health and safety standards.

Global Well-Being Model Cares for Employees Inside, Outside of Work

Our Global Well-Being model was created to facilitate an enhanced quality of life for our employees inside and outside of work. Designed around four pillars, we built a tool to identify gaps, develop programs and activities, and monitor progress. We are also proactive in sending targeted messages on well-being topics and offering events and activities that support our employees’ well-being journey.

∎	Prevention of Heart Attacks, Strokes, and Pulmonary Embolisms

One of the health initiatives with the greatest impact and reach in the EMEA region was a series of health awareness talks. A clear example was the session in which the importance of a healthy diet, physical activity, and lifestyle choices in the prevention of heart disease and cerebrovascular events was explained. The talk was delivered by a medical specialist from Cemex Egypt and attended by nearly 600 employees.

∎	Wellness Center and Gym

At our central corporate offices, facilities were created to support and promote the health of our employees. The Wellness Center includes consultation rooms for general medical, dental, and nutritional care, as well as private rooms for breastfeeding and a relaxation area. The gym, in turn, is equipped with treadmills and training equipment.

∎	Drivers’ Mental Health

Vehicle-related incidents are historically associated with high-severity injuries. In Mexico, they represent one of the top 10 causes of death among the general population. For this reason, a campaign was launched in our operations to protect the mental health of employees who drive any type of vehicle as part of their work. The initiative focuses on raising awareness of stress-related risk factors that can impact driving performance. It enables employees to identify early symptoms of stress and fatigue, understand their potential consequences, and apply relaxation and stress-management techniques.

∎	Positive Work Environment

To continue strengthening our workforce experience, the SCA&C region launched on-site workshops, webinars, and awareness campaigns to promote healthy work time management. These initiatives encourage defining a clear agenda for working time and personal time, avoiding responding to calls or emails outside working hours, and recognizing the right to disconnect from work activities.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

• Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

78	Cemex 2025 Integrated Report

Safe, Healthy Workplace Commitments

Rewarded Internally, Validated Externally

Internal Recognitions

Each year, we recognize exemplary operational sites that exhibit top-performing health and safety culture. Through our annual Global Cemex Awards, we recognize excellence in categories like Zero4Life, Contractor Management, Fit4Life, and Best and Most Improved Business Sectors. Cemex is, in turn, recognized externally for our strong commitment to health and safety.

External Validations

External validation of our strong health and safety culture continued to grow in 2025 with multiple awards and recognitions granted by governments, organizations, and industry associations. We are honored to be acknowledged across all regions and health and safety categories.

EMEA

Golden Permon

Our Czech Republic team received the Golden Permon award for outstanding results in occupational health and safety at its Prachovice quarry. The award, presented annually by the Czech Mining Authority (ČBÚ) in cooperation with trade unions, confirms Cemex’s long-term approach to employee safety and responsible operations management.

Best in Safety Ranking

Cemex Polska was recognized in 2025 by the Central

Institute for Labor Protection – National Research Institute in the third edition of its company assessment. More than 700 companies from across Poland were invited to participate, and Cemex placed 15th out of 50 for the “Best in Safety 2024” ranking.

Mexico

Best Practices in Health and Safety

In 2025, Cemex Mexico was recognized by the National Chamber of Cement through its Occupational Health and Safety Awards. The company was distinguished with seven awards in Best Health and Safety Practices and eight awards in Safety Performance Improvement: Zero Accidents. For the third consecutive year, our Barrientos, Campana, and Zapotiltic plants achieved gold distinctions.

SCA&C

2025 “Vivir Seguro” (Living Safely) Award

Cemex Colombia’s supply chain maintenance team received this award from FICEM (Inter-American Cement Federation) for promoting workplace health through the project “Innovation Lab.”

Colombian Safety Council

Cemex Colombia was recognized for its actions and work practices that led to successful and visible management and strengthened corporate values. The recognition also noted our commitment to prevention, management, and a culture of occupational health and safety.

U.S.

Think First Safety Contest

In the 2025 National Ready Mixed Concrete Association (NRMCA) Think First Safety Contest, 152 Cemex plants across the U.S. were honored for their outstanding safety performance. This proud milestone reflects our Zero4Life commitment: The belief that zero incidents is not only possible, but necessary.

American Cement Association (ACA) 2025

Energy & Environment Awards

These awards recognize cement plants that have demonstrated exceptional environmental stewardship and built strong, positive relationships with their surrounding communities. Based on environmental initiatives completed in 2024, our Lyons Cement Plant at Longmont, Colorado, was a recipient for the Outreach category award in 2025.

Chairman’s Safety Performance Awards

Four of our cement plants won the American Cement Association Chairman’s Safety Performance Awards based on our 2024 safety performance using reportable Mine Safety and Health Administration (MSHA) incidents and rates. We congratulate our award-winning plants in Victorville, California; Brooksville, Florida; Longmont, Colorado; and Miami, Florida.

Best National Safety Title

The Redlands, California, Aggregates team recently celebrated various safety recognitions, winning the Best National Safety Title from Cemex and receiving a perfect score of 0 from a recent MHSA inspection. The team also won first place from the West Region Excellence Competition for rebuilding the new QC lab, keeping a safety focus by utilizing 5S practice and in-house labor.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

• Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

79	Cemex 2025 Integrated Report

Workforce Experience

Cemex Builds Resilient Workforce for the Future

This past year, our people strategy played a central role in preparing the organization to execute our operational excellence strategy. Our talent management approach was pivotal in designing a more decentralized organization with our central office providing unwavering support to our regions. Throughout this transformation, we continued listening to our employees to enhance our workforce experience. We also deployed learning and development programs to prepare our team members for a digitally enabled workplace. Guided by our company values, we are connecting our people to our strategy and empowering them to own their area of business.

Talent Provides Foundation for Operational

Excellence Strategy

Our well-established talent development program provided a solid foundation for redefining our organization this year. With a global workforce of more than 39,000, including employees and temporary personnel, we reshaped our organizational structure by aligning roles more closely to strategic priorities and strengthening accountability across the business. This evolution supports clarity in responsibilities, fosters collaboration between teams, and reinforces our ability to execute our operational excellence strategy effectively.

Talent Management

Our talent management cycle has a set of three interconnected processes: Performance management, talent review, and succession management. Working in concert, these processes maximize our organization’s performance potential. They also help us make informed decisions on staffing requirements, participation in leadership development programs, and potential challenges or gaps in our global talent needs. Serving as our guide, these processes lead us toward effective and forward-thinking initiatives while fostering continuous talent development.

∎	Performance Management

Our Performance Management Process cascades goals to the organization, starting with the CEO, aiming to ensure that individual and team goals align with our company priorities. Our continuous feedback loop empowers our employees and supervisors to discuss, set, and evaluate performance goals collectively. These collaborative discussions foster personal and professional growth aligned with our evolving organizational needs.

∎	Talent Review

Our Talent Review Process relies on insights gathered from our performance management results. This process encourages an equitable and thorough evaluation of employees using two criteria: Performance and promotion readiness. Leaders engage in employee discussions and calibration with peers, listening to different perspectives and defining development plans. This approach provides supervisors with a holistic evaluation of their team members, which is then shared individually during feedback sessions, promoting a culture of continuous improvement.

∎	Succession Management

Succession Management leverages insights from the talent review conversations and enables us to build a talented pool of leaders with functional skills and business understanding to successfully implement our strategy. One of our main objectives is to identify and develop people with the potential to step up for leadership positions. We strive to offer them opportunities to build experience and capabilities while strengthening our talent pipeline. This allows employees to meet career development expectations, challenges them with new professional development opportunities, and prepares them for future roles.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

• Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

80	Cemex 2025 Integrated Report

Competitive Compensation, Benefits Packages

We believe competitive compensation and benefits packages are important for attracting and retaining talent. Every two years we evaluate our local competitiveness, inside and outside our industry, in the markets where we operate. Our learnings help us detect areas of opportunity, like trends in specialized roles, provide benchmarks to ensure we remain competitive, and allow us to close gaps during our annual salary review process. Our workforce is also eligible for non-pay benefits, which include health and wellness, finance and retirement, time off and leave, and work-life balance schemes, such as flexible working hours.

Executive Variable Compensation

Our Executive Variable Compensation program reflects our commitment to integrating sustainability and business performance into executive incentives.

For 2025, the program included a CO2 emissions component aligned with our carbon reduction objectives. More than 4,500 executives, representing over 10% of our global workforce, were eligible for this program.

While regional objectives may vary, performance against our CO2 targets carries a weighting of +10% or -10% in annual executive variable compensation. Annual executive variable compensation is determined based on overall business performance and individual performance management outcomes.

Health and safety, our number one value, is a foundational consideration in executive performance assessments. Health and safety outcomes are embedded in performance management processes and considered in both variable compensation decisions and career advancement, reinforcing leadership accountability for safe operations and the well-being of employees and contractors.

Beginning in 2026, our Variable Compensation Program will evolve to reflect our performance-driven culture and alignment to shareholder returns. Metrics will transition from cash value added to a combination of EBIT, free cash flow, and CO2 emissions, with total shareholder return (TSR) applied as a modifier. The inclusion of FCF per share as a performance metric for members of the Executive Committee is subject to Board approval. These updated metrics apply to variable compensation performance for fiscal year 2026, with payments expected to be made by April 2027.

Global Employee Composition

Guided by our company values, we seek to reflect diversity of perspectives and experiences within our employee base and continuously assess the composition of our workforce to support an inclusive workplace.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

• Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

81	Cemex 2025 Integrated Report

Gender Representation

We have made steady progress in advancing gender representation within our workforce. Our current goal of achieving 30% representation of women in senior leadership positions by 2030 aligns with the UN Global Compact’s Forward Faster initiative and remains at the forefront as we continue to implement industry best practices to advance women into senior management roles.

Women in Leadership Roles

We have defined area-specific objectives to support the advancement of women into senior leadership roles. In areas with stronger representation of women at entry and mid-career levels, we are focusing on targeted leadership development initiatives, including structured mentoring and leadership-focused programs.

In areas where entry-level representation remains limited, such as operations, we are broadening the talent pipeline through enhanced outreach efforts and proactive recruitment.

Our structured talent development approach aims to reinforce the pipeline of women progressing into senior leadership positions. This includes the early identification of high-performance women across multiple career stages, not only at the managerial level, enabling a more granular assessment of talent availability and clear visibility into progression pathways across the organization.

To support advancement, we are clarifying skills, experiences, and exposure required for progression into senior roles. These insights inform targeted actions to remove barriers and strengthen development pathways. In parallel, we apply rigorous and high-discipline potential assessments to ensure high-potential talent is identified objectively. This approach supports equitable talent decisions and enhances succession planning.

We have established area-specific objectives to support the progression of women into senior leadership roles.

∎	Board of Directors

As of 2025, our Board included two women, both of whom served on the Sustainability, Climate Action, Social Impact, and Diversity Committee. As of March 31, 2026, our Board includes three women: one serving on the Corporate Practices and Finance Committee, and two serving on the Sustainability, Climate Action, Social Impact, and Diversity Committee.

∎	Middle Management
Our middle management ranks include 25% women.

∎	Entry-Level
We ended 2025 with 35% women in entry-level roles.

∎	Operational Positions
Women represented 4% of employees in operational roles specific to our industry in 2025.

External Recognition Illustrates Our Dedication to Gender Inclusion In 2025, we received certifications and external recognition for our progress in promoting gender representation across our organization. We are honored by these acknowledgments and committed to accelerating our work to support our gender representation road map. Some of this recognition includes: SELECTIO HR Equal Pay Champion certificate reducing the wage gap CROATIA EDGE Certification® workplace gender equity MEXICO Secretariat for Women of the Mayor’s Office, Bogotá District Gender Equality Seal commitment to gender equality COLOMBIA

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

• Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

82	Cemex 2025 Integrated Report

Lean In Circles

This year, we continued to advance our Lean In Circles, small employee-led groups designed to support and empower women in their personal and professional growth. These circles address themes such as career empowerment for working mothers, leadership fundamentals, and awareness of unconscious bias. In 2025, this initiative was deployed across all regions and our central office, engaging 280 participants across 31 circles. While the program primarily focused on supporting women, this year we welcomed male participants reinforcing a shared commitment to inclusive leadership and allyship.

UN Global Compact Women’s Empowerment Principles

We are signatories to the UN Global Compact (UNGC) Women’s Empowerment Principles, a guidepost to promote women’s empowerment in the workplace, marketplace, and community. Participating provides valuable insights into the gaps we need to address to continue advancing our diversity and inclusion (D&I) framework and reinforce our commitment to promoting equality and representation within our company. We also continue to be signatories to the UNGC’s Forward Faster gender chapter.

Mentorship

As part of our commitment to employee development, we operate structured mentorship programs across regions designed to support learning, knowledge sharing, and career growth. The program is built on one-to-one mentoring relationships that connect employees with experienced leaders, fostering engagement and strengthening critical capabilities aligned with our long-term organizational priorities. Each mentorship cycle is mentee driven, with participants jointly defining development objectives and engaging in regular monthly meetings over a seven-month period. This approach promotes accountability, continuous development, and meaningful professional growth across the organization.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

• Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

83	Cemex 2025 Integrated Report

Listening to Our Employees Plays Integral Role

in Shaping Culture

Through our Workforce Experience (We’X) survey, administered worldwide every year as either a comprehensive or pulse survey, we learn what’s important to our employees. In 2025, our employee net promoter score (eNPS) of 47 placed us above the global benchmark we use for like-sized companies.1 We achieved 84% participation in the survey worldwide, reflecting our employees’ active involvement in shaping our work environment and providing valuable feedback for enhancing culture.

Work-Life Balance Supports Employee Well-Being We continuously work to create an environment where work-life harmony and responsible digital practices coalesce for our employee experience. The wide range of options to meet employee needs includes flexible work hours, breastfeeding facilities, childcare facilities or contributions, paid family or care leave beyond parental leave, and extended maternity and paternity leave. Our Working Hour Policy includes commitments to the maximum length of the normal workweek and the normal workday, as applicable in each country where we operate. The policy is aligned with the relevant standards on maximum normal working hours. Learn more about our well-being program offered to Cemex employees.

1	The eNPS global industry benchmark of 35, developed by Qualtrics, includes 32 brands in the 75th percentile that have between 10,000 and 50,000 employees.
2

Cemex adjusted its industry benchmark analysis in 2024 to include consideration for global company size and employment numbers. The new benchmark includes 32 global brands in the 75th percentile with between 10,000 and 50,000 employees.

∎	Town Halls

Serving as a key listening and engagement mechanism, town halls enable open dialogue between leadership and employees. These forums provide opportunities to align on strategic priorities, share progress and achievements, and exchange perspectives on topics relevant to our workforce and operations. By fostering transparent, two-way communication, town halls support alignment across the organization and reinforce our commitment to employee engagement, accountability, and continuous improvement.

∎	Annual Leadership Meetings

Across our regions, annual leadership meetings with senior executives serve as a key forum to align on priorities and objectives for the year ahead. These gatherings reinforce strategic clarity, strengthen collaboration, and provide a shared understanding of how regional actions support enterprise-wide goals. Beyond setting direction, the meetings reaffirm our values and collective purpose, highlighting what we can achieve when we come together and focus on what matters most. By aligning leadership around a common agenda, these forums help shape our future and reinforce our commitment to operating as One Cemex.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

• Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

84	Cemex 2025 Integrated Report

ECHOES VIDEO SER IES Storytelling Captures Florida Maritime Operation in Action Behind every shipment, operation, and safety check, there is a story worth telling. So Alejandro Gonzalez, a regional supply chain manager in Florida, channeled his storytelling skills to create a behind-the-scenes video about Cemex’s Port Everglades maritime operation. His motivation? Participate in Cemex’s Echoes video series to share his team members in action with others across the globe. “I thought it would be a great way to give an inside perspective on the work we do to promote a culture of safety,” said Alejandro, who was immediately interested in participating when asked. Echoes videos capture on-the-job moments and give team members a voice. Alejandro’s video illustrated how his team safely manages terminals and rail cars to import cement, showcasing their dedication to reliable operations and continuous improvement. For Alejandro, the best part of the video was the chance to highlight his team’s impact. “It was fulfilling to see the team recognized for their work and to share our commitment to safety and operational excellence with a broader audience.” Alejandro says the Echoes video series also helped him see how others operate and learn best practices. His sentiments were shared by his colleagues far and wide as the Echoes series became the top-performing content on Cemex’s internal channels. Ragan Communications, an industry leader in professional development and training for communicators and marketers, honored the series in its Content Marketing Awards. It won in two categories: Employee Engagement and User-Generated Content. The positive reception of Echoes demonstrates the power of authentic storytelling, fostering stronger connections, instilling pride, and providing the chance to share best practices. To view Alejandro’s video, click here. Cemex Recognized as a Best Employer by Capital Magazine Capital Magazine Best Employers in France First place, “Heavy Industry and Materials Category” FRANCE This ranking is based on a study carried out by Statista independently and anonymously. 84 Cemex 2025 Integrated Report

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

• Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

85	Cemex 2025 Integrated Report

Continuous Learning Deepens Expertise, Expands Capabilities

Cemex University

Cemex University develops critical business and leadership capabilities for our workforce through continuous learning opportunities. While our core audience is our employees, we also offer skilling and development opportunities for our third-party staff, customers, and suppliers. Through Cemex University’s functional academies and our portfolio of Leadership Development Programs, we offer traditional in-person training and best-in-class digital learning.

+24,000 +34,000 active learners across our courses completed platforms during 2025 during 2025 Compels leaders and employees Elevates ethics, compliance, Provides employees a deep understanding of to commit to a health and safety and adherence to our values our Future in Action program and connects their culture in their daily routines into daily activities actions to our net-zero company vision, and helps suppliers develop their own sustainability plans Guides commercial teams in fostering Supports collaboration and Supports procurement staff in adopting successful customer interactions, shared decision-making to tools and best practices to enhance and supporting our goal of providing a better serve customers optimize the Global Procurement Model superior customer experience Supports customers in their sustainable Reinforces our commitment to Provides leaders with a variety of programs construction efforts operational excellence for all future to enhance capabilities and competencies in plant managers their roles throughout their careers Engages employees in driving the company’s digital transformation

Development Programs Prepare Next Generation Leaders Developing the next generation of leaders is an intentional investment in long-term performance, ensuring the organization is well positioned to respond to evolving business opportunities. We offer four core leadership development programs that touch our leaders at various levels of their career journeys. While each course nurtures growth and development, CONNECT and ASCEND support managers in their early career as they develop core leadership competencies. CONNECT First-Time Managers. This course connects managers to their purpose, their teams, the company, and the ecosystem in which we operate. +120 participants enrolled in CONNECT in 2025 ASCEND Established Managers. Teaches critical leadership skills to engage and mobilize their teams and activate their extended personal network. ~60 participants enrolled in ASCEND in 2025 IGNITE Senior Directors. Leaders discover new ways of thinking, acting, and reacting to their day-to-day roles while uncovering how to thrive in ever-changing environments. ENVISION Executive Leaders. Engages top-level leaders in strategic, complex issues facing the organization while honing dynamic, enterprise-level leadership skills.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

• Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

86	Cemex 2025 Integrated Report

Leadership Development Model

Our Leadership Development Model is designed to energize and empower our teams, mobilize the organization, and continue generating company value. It plays a critical role in strengthening succession planning, ensuring business continuity, and cultivating a robust pipeline of ready and future-ready leaders across the organization.

Digital Explorers Program

Building on the success of last year’s Digital Movers program, we launched the Digital Explorers program, duplicating our cohort size while focusing primarily on digital technology essentials. Our goal is to develop digital advocates across business areas and geographies to influence the creation and use of digital solutions.

Developed in collaboration with Emeritus and MIT xPRO, the learning journey focuses on critical-thinking skills, systems architecture, and artificial intelligence.. The 2026 cohort of 120-plus participants engaged in online self-learning, live sessions, and interactive workshops. Future plans include new cohorts of Digital Explorers and Digital Movers, along with sponsorship of select projects.

Our goal is to develop digital advocates across our business areas and geographies to influence the creation and use of digital solutions.

Micro-Learning Pilot

To engage our deskless employees, we piloted a micro-learning platform in 2025 with a group of 600-plus hourly workers in Mexico. This online learning course covered ethics topics, including key ETHOS messages, which were well received by learners. The success of the pilot led to deploying this technology across all our regions, and it is now used for a wide array of topics, including health and safety and ethics.

Employee Scholarship Program

Cemex is committed to supporting the continuous development of its employees through a range of scholarship and educational support programs designed to strengthen capabilities, leadership readiness, and long-term organizational performance. Scholarship programs are available across regions and are adapted to reflect local needs, priorities, and educational systems.

Contractor Development Program

Cemex and the General Authority for Adult Education in Assiut, Egypt, launched a strategic partnership to advance sustainable development. As part of our ongoing commitment to support local communities and empower the workforce, our Assiut cement plant signed a cooperation protocol with the General Authority for Adult Education in Assiut Governorate. The initiative aims to enhance workforce capabilities and achieve sustainable educational and professional development within the workplace.

The program introduces basic education classes inside the Assiut plant, specifically for employees of contractors partnering with Cemex. These classes are equipped with the latest educational tools and technology to provide a comprehensive and engaging learning experience, supporting workers as they strengthen their core skills and grow personally and professionally. Currently, 110 Cemex contractors are participating in this development program.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

• Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

87	Cemex 2025 Integrated Report

Inclusion Builds Organizational Strength

With diversity as a core value, we continually strive to create an inclusive workplace of individuals encompassing a broad range of characteristics, including gender identity, age, race, religion, disabilities, and beyond.1 Our goal is to create an environment that embraces and appreciates various perspectives, backgrounds, and life experiences. We track progress on our D&I actions to enhance our decision-making and hold us accountable for achieving our desired impacts.

D&I Framework

Our D&I framework places our program goals at the center to guide alignment with common goals and support a diverse and inclusive workplace.

Collaboration and Operating Model

Governance of our D&I framework includes an essential structure and oversight to facilitate the effective implementation of each component. For us, D&I is a collective responsibility that starts with leadership, striving for our values to resonate throughout the organization. Our governance model fosters an inclusive culture, advocating for equal opportunities and upholding accountability across all organizational levels.

While our D&I strategy operates globally, our initiatives are tailored to meet local needs across our operations. Executives from every region actively participate in local diversity committees. Their responsibility is to collaboratively design local initiatives that address specific challenges and align with existing D&I practices.

1	For a comprehensive list, please refer to our Global Workplace Diversity, Equity & Inclusion Policy.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

• Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

88	Cemex 2025 Integrated Report

Guidelines and Processes

Cemex is committed to providing nondiscriminatory recruitment processes, facilities, and services to meet accessibility requirements globally and locally. Our established global policies, processes, and platforms sustain this commitment and are available internally and externally in our Policy Center and the D&I section of the Cemex website. We also provide visibility to internal and external applicants for open positions at any of our locations through our website’s Global Job Site section.

Policies and Guidelines

Our global policies and guidelines on D&I include the following: Global Workplace Diversity and Inclusion Policy; Global Workplace Nondiscrimination, Non-Harassment, Non-Bullying, and Non-Retaliation Policy; Global Guidelines on Work Leaves for Cemex Employees; Flexible Work Schemes Global Policy; and our Global Recruitment Policy.

Diverse and Unbiased

Recruitment Processes

Our structured recruitment processes are designed to promote fairness and reduce bias, enabling the selection of candidates primarily based on qualifications, skills, and potential. We have embedded diversity and inclusion considerations into our talent acquisition approach by broadening outreach and expanding access to opportunities. We have also established strong partnerships with universities and student organizations, joint graduate programs, technical and trade school programs, as well as apprenticeship, rotational programs, and talent centers to recruit a highly skilled and diverse workforce.

In 2025, we implemented the following initiatives across our regions to promote diverse recruitment:

∎	Join In Digital Platform
In our Mexico region, we leveraged the Éntrale “Join In” digital platform to support inclusive recruitment by promoting job openings to a broader and more diverse talent pool.

∎	People With Disabilities Partnership Agreements

In our South, Central America and the Caribbean (SCA&C) region, we established partnership agreements with organizations dedicated to supporting people with disabilities. These collaborations aim to expand access to employment opportunities and reinforce inclusive hiring practices within the region.

∎	Society of Women Engineers Partnership

In our U.S. region, Cemex established a partnership with the Society of Women Engineers to strengthen inclusive recruitment practices and expand access to diverse technical talent. Through this collaboration, we leveraged the Circa platform, an inclusive recruiting tool that connects many organizations compliant with the U.S. Office of Federal Contract Compliance Programs. To support effective implementation, our recruitment team participated in training sessions to enhance their skills using the platform and further embed inclusive hiring practices across our recruitment processes.

At Cemex, we are committed to fair, unbiased, and inclusive recruitment practices that focus on skills, potential, and merit. By broadening access to opportunities and promoting objective hiring processes, we aim to build a diverse workforce that reflects the communities we serve.

∎	Summer Internship Program

Our Central Office launched a summer internship program designed to attract international students from different countries and cultures. The program provides early-career talent with meaningful professional experience while strengthening cross-cultural exchange and expanding the diversity of our talent pipeline. This initiative supports our broader efforts to cultivate a globally minded workforce and reinforce inclusion across the organization.

Equal-Pay Assessment

Every two years, we conduct a gender pay analysis. Results confirm Cemex’s pay equity falls within the normal variance range for large employee populations and aligns with our commitment to equitable pay across our markets. As part of our ongoing compensation management processes, we make necessary adjustments to correct unintended pay discrepancies and ensure market competitiveness. We continue to monitor and report on our processes and analyses periodically to uphold our goal of compensating our employees equitably based on their accountabilities, skills, experience, performance, and geographical location.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

• Workforce Experience

Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

89	Cemex 2025 Integrated Report

Diversity Committees in Action

Cemex encourages employee participation in fostering a diverse and inclusive workplace through its Diversity Committees in Action. These committees, including multicultural, gender equity, generational, and LGBTQ+ and allies, advance annual agendas to advocate and develop standards for a diverse environment within our business.

D&I Courses

Diversity and inclusion is integral to Cemex’s culture and business practices. To date, more than 9,300 employees have participated in training programs focused on diversity and inclusion, including:

∎	Board Readiness

The Board Readiness program supports the onboarding of Board members at different subsidiaries of the company by reinforcing Cemex’s diversity and inclusion principles, ensuring alignment with the company’s values and long-term aspirations.

∎	Inclusive Leadership Course

A tailor-made in-house program designed to build awareness of inclusion in the workplace while strengthening leadership styles.

∎	Global Leadership Development Programs

Cemex’s flagship leadership programs incorporate diversity and inclusion concepts and dialogue to encourage reflection and foster inclusive mindsets

∎	Unconscious Bias Training

Unconscious bias training for managers builds awareness and provides practical tools to identify and mitigate potential discriminatory behaviors.

Cemex Earns Recognition for D&I Commitment 2025 Best Place to Work for LGBTQ+Equality The Human Rights Campaign (HRC) Foundation’s Equidad MX, the leading benchmark program for LGBTQ+ workplace inclusion in Mexico, named Cemex a “Best Place to Work for LGBTQ+ Equality,” reflecting our commitment to inclusive policies and practices that support LGBTQ+ employees. The HRC Equality MX survey evaluates leading Mexican and multinational companies across four core areas of LGBTQ+ inclusion: Creating nondiscrimination policies, developing employee resource groups or diversity or inclusion councils, providing LGBTQ+ training and education, and participating in public activities to support LGBTQ+ inclusion. Cemexranked No.9 in the Chamber of Diversity and National Consulting Center’s Ranking of Inclusive Organizations Latin America COLOMBIA “Éntrale 2025” Distinction The Mexican Business Council, the Business Coordinating Council, and the Mexico Coalition for the Rights of Persons with Disabilities recognized Cemex for its outstanding commitment to implementing policies, actions, and projects that promote equal opportunities in the workplace for people with disabilities.

Our efforts to provide our employees with competitive compensation and a safe, healthy, and respectful work environment directly contribute to SDGs 5 and 8, as well as our priority SDG9, as we aim to establish a workplace that can withstand challenges, adapt to changes, and contribute positively to the industry and broader society over the long term. Human Rights Cemex is committed to respecting internationally recognized human rights of employees by fostering a safe, inclusive, and equitable workplace, including but not limited to the right to safe and healthy working conditions; the right to fair wages, working hours, and employment practices; the right to nondiscrimination; and the right to data privacy.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

• Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

90	Cemex 2025 Integrated Report

Customer Centricity

Engagement Powers Customer Relationships

KEY TAKEAWAYS Our net promoter score of 75 continues Our building information modeling to trendaboveour2030target. technology provides a digital application for our customers, enabling them to Approximately 30% of Construrama, our enhance workflows and increase the retail distribution network for construction efficiency of their construction projects. materials, is led by women in our Mexico and South, Central America and the Caribbean regions.

Our customers are at the core of every decision, process, and action at Cemex. We actively listen and remain nimble to meet their ever-changing needs by prioritizing engagement platforms that promote open dialogue, collaboration, and innovation. These interactions, complemented by targeted education and training, enable us to deliver long-term value and position both our customers and our business for long-term success.

Customer Experience Indicator Above 2030 Target

Net Promoter Score Customer Experience Trends We continued to achieve our Measured by net promoter score 2030 NPS target in 2025. methodology.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

• Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

91	Cemex 2025 Integrated Report

Knowledge-Driven Engagement Creates

Customer Value for Builders, Industrial Clients

From early-stage project engagement to advanced digital solutions, we invest in capabilities that support our customers in designing more efficient, sustainable, and high-performing projects.

Early Engagement Initiative

Our extensive experience in the building materials industry has shown that integrating our solutions in the early stages of a project significantly enhances its sustainability, efficiency, and performance. To maximize these efforts, we continuously enhance our teams’ expertise through the Early Engagement initiative, which provides technical and functional training sessions and best practice sharing across all regions. This program lets us build significant relationships with a broad network of construction professionals, allowing us to position our technically advanced value propositions and products and solutions with sustainable attributes at a critical stage in the project design. We also reinforce our commercial teams’ knowledge of green building standards, enabling them to guide customers in applying for green certifications like LEED, BREEAM, EDGE, and DGNB.1

As a result of our Early Engagement initiative, Cemex is able to translate technical collaboration and sustainability expertise into measurable project outcomes. A clear example of this approach in action is the P180 office building in Warsaw, Poland, where early technical collaboration enabled the use of Vertua® lower-carbon concrete and contributed to achieving leading green building certifications and significant environmental performance gains.

DiverseCustomer SegmentsVitaltoOur Success At Cemex, we serve a diverse portfolio of customers across our industry. Each customer plays an important role in our success. Our core customers include: Builders.Large construction companies that purchase products directly from Cemex for major infrastructure, commercial, and mixed-use projects, including buildings and malls. IndustrialClients.Customers who incorporate our products into the manufacturing of other goods. Channels.Our retail distribution network, Construrama, which provides construction materials and services to professional builders, small contractors, and individual consumers.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

• Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

92	Cemex 2025 Integrated Report

Building Information Modeling

Building information modeling (BIM) is our emerging technology that increases construction project efficiency and ensures best-in-class construction data management. We recognize the growing importance of digitalization and its benefits for our customers, so we have developed a unique BIM platform that enables architects, engineers, and builders to enhance their workflows. Using BIM technology, they have access to a variety of features that promote the use of innovative materials for more sustainable projects. To date, we have implemented the BIM platform in Colombia, Mexico, the U.K., France, Germany, Spain, and Poland, with plans to expand into new markets in the future.

∎	BIM Platform Workshop

In Spain, Cemex organized an experimental workshop at the Ensenyem school, located at Salva Moret Architecture + BIM Studio in Valencia, to introduce construction professionals to the BIM platform. Specifically, the portal facilitated searches and specifications for concrete within a 3D building model created with BIM software. Users could search for any concrete based on its technical properties, use unique calculators to design specific applications with Cemex value-added products, and download the appropriate material in accordance with the building’s infrastructure performance specifications.

∎	BIM Excellence Award

Cemex Colombia received the BIM Excellence Award at the First AI Construction Sector Summit, hosted by Camacol Colombia, for its BIM Tools for Sustainable Construction project. The honor recognizes industry leaders committed to advancing digital transformation across Colombia, further illustrating our dedication to innovation and sustainable progress.

Cemex University

Cemex University, our global learning and development platform, is designed to, among other goals, build technical, commercial, and sustainability expertise across the organization and among key stakeholders, including our customers.

∎

Leap Sales Program

This program provides a tailored learning experience across 13 modules for our commercial advisors and managers. The program strengthens the understanding of emerging building practices, keeping our advisors at the forefront of future-focused building practices, including familiarity with lower-carbon solutions such as our suite of sustainable Vertua® products and solutions. Since the program’s launch in 2021, there have been more than 3,750 enrollments.

∎

Concrete Solutions for Sustainable Construction

Our free, open enrollment course was developed by Cemex University in collaboration with our commercial team for construction professionals. The training aims to increase knowledge and understanding of sustainable construction practices and how our products and solutions with sustainable attributes can support them in achieving their sustainability goals. Since launch, more than 2,000 customers have taken the course.

+3,750 enrollments in the Leap Sales program since launch	+2,000 participants enrolled in the Concrete Solutions for Sustainable Construction since launch

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

• Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

93	Cemex 2025 Integrated Report

FlagshipProjectsDeliverEnduringPerformance Through our innovative solutions, we help customers turn challenges into opportunities, creating infrastructure that unites people and stands the test of time. This commitment drives us to integrate digital technologies that enhance efficiency and customer confidence at every stage of a project. GreatCityRingRoad Cemex supplied over 45,000 cubic meters of concrete and delivered specialized concrete mixes for key structures in the construction of the Great City Ring Road along Žabovøeská Street in Brno, Czech Republic. This project is one of the largest and most technically demanding road projects in the city’s history, designed to improve traffic flow and modernize key transit corridors. SixthStreetViaduct Also known as the Sixth Street Bridge in Los Angeles, this viaduct connects the Downtown Arts District to the east side of the city, spanning major freeways and multiple railroad tracks. This landmark infrastructure has been designed to enhance seismic resilience, safety, and community connectivity. Beyond its transportation function, the viaduct incorporates public spaces that promote accessibility, social interaction, and community engagement. This project demonstrates how infrastructure renewal can address safety and resilience challenges while contributing to urban regeneration and shared community value. MiMacroPeriféricoGuadalajara A large-scale public transportation and urban mobility project in Guadalajara, Mi Macro Periférico aims to improve connectivity, accessibility, and road safety. We supplied 50,000 cubic meters of concrete for key corridor elements, including bus stations, sidewalks, curbs, gutters, and bike lanes. The project transformed a former highway into a 41-kilometer multimodal corridor designed to improve urban mobility and promote safer coexistence among pedestrians, cyclists, buses, and private vehicles. This integrated approach supports more accessible and sustainable urban development. The project received first place in the 31st Premio Obras Cemex in the Infrastructure – Mexico Edition category, reflecting its strong integration of four key elements: Public spaces, mobility, environmental considerations, and landscape design. It also received awards in the categories of Universal Accessibility – Mexico Edition and Universal Accessibility – International Edition.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

• Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

94	Cemex 2025 Integrated Report

Customer Connection Fosters Value

Our engagement with customers is primarily conducted through our dedicated sales representatives, ensuring a personalized approach. We host customers at our plants to visit and engage in direct dialogue, align on their evolving needs, and strengthen collaboration.

Super Lab Visits

We strive to meet our customers where they are, which is the purpose of our mobile lab program in Egypt. Through this initiative, we deliver technical expertise directly to retailer warehouses. When our mobile lab team arrives, they are fully equipped with all the necessary tools and testing equipment to provide hands-on guidance to support the correct and efficient application of cement and related products. During these visits, the Cemex team demonstrates best practices, identifying and addressing common application challenges and providing practical solutions tailored to each site’s specific conditions. The real-time advice supports retailers in enhancing the quality and durability of construction work while strengthening technical knowledge and confidence using our products. These visits offer opportunities to strengthen relationships with retailers, gather field feedback, and reinforce Cemex’s role as a reliable, knowledgeable, and committed partner.

Factory Visits

Retailers are invited to our facilities for an in-depth tour of the plant and our laboratories. This opportunity allows them to witness the complete cement production process firsthand, explore the latest technologies we utilize, and understand how we maintain high-quality standards while actively protecting the environment. Following the tour, we hold interactive technical sessions to discuss key aspects of cement performance, construction best practices, and common industry misconceptions. We conclude each visit with engineering exercises that promote clear communication, trust, and credibility, reinforcing what our customers have seen and learned throughout the experience.

Eco-Producer Program

For bulk cement customers in Poland, this program recognizes those who prioritize informed, sustainability-driven purchasing decisions that contribute to reducing CO2 emissions in the construction value chain. The program highlights customer efforts to lower the carbon footprint on their projects by selecting cements with reduced emissions and improving key performance indicators. During 2025, the fourth edition of the program recognized customers achieving the greatest CO2 emissions reduction since 2020, as well as those with the lowest clinker fuel consumption factor during the year. Through Eco-Producer, Cemex supports customers in strengthening their environmental, social, and governance (ESG) performance to collectively help reduce the industry’s carbon footprint.

Le Club Loyalty Program

Launched in France, this program is designed to strengthen long-term relationships with customers who collect materials directly on Cemex sites. Customers receive a card that they present with each takeaway purchase at our locations and earn rewards based on their purchases. In 2025, membership in the program increased 100%.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

• Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

95	Cemex 2025 Integrated Report

Construrama Channel Empowers

Local Distributors, Promotes Growth

Construrama is Cemex’s retail distribution network for construction materials, created in 2001, focused on expanding access to construction materials and technical support for professional builders, small contractors, and individual customers. The network operates through independently owned and operated partner stores supported by Cemex. It is recognized as the largest building materials distribution network in Mexico with over 2,000 points of sale. Construrama has additional presence in Latin American countries, including Colombia, Nicaragua, Trinidad and Tobago, and Puerto Rico.

∎	Mujer Construrama

Mujer Construrama launched in 2017 as an initiative within the Construrama retail network. It is designed to promote women’s participation, leadership, and professional development in the construction materials retail sector. The program brings together female store owners, managers, and entrepreneurs, providing them with a platform for connection, capability building, and shared learning. The initiative contributes to expanding economic opportunities for women, supporting entrepreneurship, and fostering more inclusive value chains. Today, approximately 30% of Construramas in Mexico and SCA&C are led or co-led by women.

∎	Mujer Construrama Summit

For more than a decade, the Mujer Construrama Summit has served as a key platform for promoting women’s participation in the construction industry, contributing to the reduction of the sector’s gender gap. Over time, it has evolved into a nationwide event focused on strengthening women-led businesses and female leadership. Today, Mujer Construrama brings together franchisees, creating a powerful community of female business leaders and fostering a strong network of support and mutual growth.

The summit offers targeted workshops designed to drive both personal and business development through hard and soft skills training. This event provides a unique space for participants to build capacity, strengthen their networks, and enhance their leadership. More than 350 women leaders gathered at this year’s summit in Guadalajara.

350	women who participated in the 2025 Mujer Construrama Summit

“Mujer Construrama injects us with positivity and a strong desire to move forward while also recognizing us as empowered businesswomen. I enjoyed the event and had an amazing time. I was inspired to pursue new projects in my company and open a new branch.”

– Construrama Leader, Jalisco

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

• Customer Centricity

Supplier Networks

Community Investments

Governance

Appendix

96	Cemex 2025 Integrated Report

For years, Veronica López Pérez watched her mom and dad pour their hearts into the family business. They provided for her and her two sisters, served as strong role models, and believed in a promising future for their daughters. “Watching my parents build our family business inspired me to dream big,” said Veronica, 27, who is being mentored to take over the business and continue her family’s legacy. Veronica’s family business sells cement, gravel, sand, and other building materials. It’s part of Cemex’s Construrama network, the most extensive retail distribution system for construction materials in Mexico. This gives Veronica access to Mujer Construrama, a network that promotes female leadership in the construction industry, offering connections and training opportunities. Women in Finance, one such program that teaches financial management, had Veronica’s name on it. Cemex invited Veronica to be one of only 33 women to participate. Eager to learn from other empowered, hardworking women, she seized the opportunity. She was excited to learn from some of the most respected women in corporate finance. Through her participation, Veronica gained invaluable insights and best practices for managing the family business finances. The importance of reviewing monthly statements. Understanding product costs and their impact on the bottom line. Applying leadership principles that will help her overcome any challenge that comes her way. “Collaborating with empowered, business-savvy women generated an inexplicable energy that motivated me to push beyond what I never imagined possible. I’m immensely grateful to Cemex for helping me recognize my potential.” Now, as she positions herself to run the family business one day, Veronica is confident she has the tools to succeed and imagines endless possibilities. Thanks to Cemex, she believes she and her fellow female business owners are capable of “blazing many trails.” SDGs Our strong commitment to supporting our customers’ success and delivering a superior experience aligns with SDG8, and our determination to build sustainable cities and communities contributes to our priority SDGs9 and11. Human Rights Cemex is committed to respecting human rights across its business relationships and is dedicated to identifying, assessing, responding, remediating, and monitoring human rights, responding to risks and potential adverse impacts resulting from Cemex’s business activities, operations, and relationships. We expect and require third parties with whom we do business to comply with our Human Rights Policy and respect internationally recognized human rights and standards.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

• Supplier Networks

Community Investments

Governance

Appendix

97	Cemex 2025 Integrated Report

Supplier Networks:

Elevating Procurement Practices Enhance Supplier Experience

Every day we work with thousands of suppliers worldwide, representing a diverse mix of companies essential to the Cemex ecosystem. We have one goal in mind: Build long-term relationships rooted in trust, respect, and mutual value. By setting clear expectations, fostering innovation, and advancing sustainable practices, we look for every relationship to contribute to our operational excellence strategy and to uphold Cemex’s standards.

Technologies, Tools Simplify Interactions,

Foster Collaborative Ecosystem

Our supply chain has become a key component of our overall strategy. Over the past year, we enhanced and also implemented transformative technologies and new environmental, social, and governance (ESG) risk-mitigation tools to simplify interactions and foster a more collaborative supplier ecosystem. We also continue to offer sustainable development programs for suppliers.

Disruptive Technologies

∎

Suppliers’ Portal

In 2025, we launched the Suppliers’ Portal in Mexico. Today, about 6,000 suppliers leverage it. The portal centralizes all interactions, including purchase orders, invoicing, and business opportunities, into a single location. Utilizing the portal creates a more transparent and efficient process. As we look to expand the platform into the U.S. and then globally, it will play a vital role in streamlining operations and supporting our Future in Action goals, reducing manual errors and redundant communications.

~6,000

suppliers using the

Suppliers’ Portal

∎

Digital Negotiation Portal

Our Digital Negotiation Portal enables us to spend smarter by transforming how we work with suppliers and make purchasing decisions. Previously, we held sourcing events in which suppliers within the Cemex network bid on specific projects. The portal is now powered by Coupa Network, one of the largest procurement players in the industry. It allows us to reach suppliers inside and outside of our network and evaluate them on price, quality, and delivery. As a result, we have cultivated a more competitive business environment by providing opportunities for a broader range of suppliers.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

• Supplier Networks

Community Investments

Governance

Appendix

98	Cemex 2025 Integrated Report

Supplier Sustainability Assessment

We have evolved our approach to supplier sustainability assessments to strengthen ESG-risk visibility across a larger portion of our supply base and accelerate decision-making. Previously, for certain operations, Cemex mainly relied on a third-party firm to evaluate only our critical suppliers, using ISO 26000-aligned criteria. While effective, this approach required suppliers to pay for their own assessments and limited our visibility to a smaller segment of suppliers with high environmental (E) scores.

Today, among other processes, we have transitioned to MSCI Indicative ESG Scores to evaluate supplier environmental, social, and governance risk. The new model enables us to evaluate all high-spend suppliers at scale, directly integrating ESG and financial-risk indicators into our procurement processes. This shift eliminates the cost burden on suppliers and provides Cemex with enhanced consistent, comparable, and data-driven insights that enable faster, more informed decisions.

The expanded model, together with our other processes, gives us a more comprehensive view of sustainability and financial exposure across our global supplier network, allowing earlier identification of human rights, environmental, compliance, and operational risks. As of today, we have identified the ESG risk level for approximately 8,000 suppliers, significantly strengthening proactive mitigation planning and long-term supply chain resilience.

Even though we do not rely on a single critical supplier, for assessment purposes critical suppliers are those whose good or services are essential to the continuity of operations and have a significant spend. Any disruption in their supply might significantly impact production, service delivery, or business performance. These suppliers typically provide key materials, specialized services, or unique capabilities that are not easily replaceable or have limited alternatives in the market.

Sustainable Development Program

We continued supplier-centric training through our Sustainable Development Program at Cemex University. The program covers ESG and sustainable finance topics and allows suppliers to build stronger, more collaborative relationships that create mutual value. Our Sustainability Course is now available through the Suppliers’ Portal, making it easier and more efficient to access. Since Cemex launched the program in 2024, approximately 300 suppliers have participated.

Critical Supplier Sustainability Assessment

Percentage of critical suppliers’ spend under

assessment through the former methodology.

In 2025, we transitioned fully to the new

assessment model for high-spend suppliers.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

• Supplier Networks

Community Investments

Governance

Appendix

99	Cemex 2025 Integrated Report

Balancing a successful career with raising a family can be one of the biggest challenges for working women. Running a growing business and supporting those who matter most can feel like a constant juggling act. Meet Janette Chávez, co-owner of Delta Q Soluciones Industriales, a Cemex supplier that specializes in water treatment and industrial maintenance. “Creating a work-life balance is something I value. I want to watch my kids grow. I want to be there for the special moments in their lives,” she said. For six years, Janette and her husband have had their business together. She manages the administrative side, including securing contracts, while her husband, a chemical engineer, handles the technical aspects. The nature of her work allows her the flexibility to manage her household and be there for her children when needed. It’s what she loves best about being an entrepreneur. Always looking for ways to run her business more efficiently, Janette was thrilled when Cemex invited her to join the Women in Finance program. The initiative provides valuable financial management skills taught by highly respected women in the field. After realizing she was chosen, she took full advantage of the experience. She learned how to set up an emergency fund, establish a budget, and develop a long-term vision. “When you are young, no one teaches you how to run a business. I’m grateful to Cemex for helping me overcome some of my doubts and fears as a female entrepreneur.” Above all, though, Janette says she is grateful to Cemex for showing her she is not alone in her entrepreneurial journey. “Surrounding yourself with others who have had similar experiences helps you grow in business and in life.”

Suppliers’ Code of Ethics and Conduct Fundamental to Supplier Relationships

Integrity, accountability, and transparency are at the core of our supplier relationships. Our established principles and values serve as the cornerstone of our policies, code of ethics, and expectations for conduct. Our policies create consistency across our regions and establish the foundation for ethical, transparent, and sustainable business practices, while complying with local requirements. To do business with us, all suppliers must comply with Cemex policies, including but not limited to:

∎	Code of Conduct When Doing Business With Us is embedded in our membership and commitment to the Global Cement and Concrete Association (GCCA)

∎	Code of Ethics and Business Conduct

∎	Human Rights Policy

∎	Global Anti-Corruption Policy

∎	Global Anti-Money Laundering Policy

∎	Purchases and Inventories Global Policy, which states that suppliers are subject to screening related to sustainability, including air emissions

∎	Global Sanctions, Export Controls, and Anti-Boycott Policy, which outlines who we can do business with

Learn more about our supplier policies.

Contractor Health and Safety Verification Program

Our suppliers must follow Cemex’s Contractor Health and Safety Verification Program. These standards aim for full adherence to our rigorous health and safety standards, mandate contractors receive proper training, prescreen contractors for safety performance, and require relevant accreditations for contractors working within Cemex operations. Contractors are not permitted to work on our premises unless they have been verified.

SDGs Our work with suppliers directly supports SDG8 and reinforces our priority SDGs9,11,and13. Through innovation, responsible sourcing, and improved sustainability performance across our supply chain, we amplify our contribution to resilient infrastructure and a low-carbon future. Human Rights Cemex is committed to respecting human rights across our operations and supply chain. We proactively identify and address risks related to human rights, labor practices, and responsible sourcing. We cultivate transparent and fair relationships by promoting responsible behavior and ensuring open communication. All third parties must adhere to our Human Rights Policy and demonstrate alignment with internationally recognized standards. Cemex is realigning its Human Rights efforts to its new business strategy and framework.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

100	Cemex 2025 Integrated Report

Community Investments

Global Vision, Local Impact: Consistent Approach Defines Community Investments

Community Engagement Framework Anchors

Our Stakeholder Contributions

Cemex’s Community Engagement Framework is designed to create shared value by fostering strong relationships, supporting resilient communities, and contributing to social well-being through targeted giving. Grounded in local engagement and aligned with our global priorities, the framework allows for community needs to be addressed in a consistent, transparent, and impactful manner across our operations.

This year, we achieved our goal of positively impacting more than 30 million community partners across our operations.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

101	Cemex 2025 Integrated Report

Strengthening Community Relations

Strengthening community relations is a core pillar of our Community Engagement Framework, focused on building trust, resilience, and shared value with the communities where we operate. Through a structured community engagement process, we develop action plans tailored to local needs. These plans advance initiatives across four key areas: Step Up for Safety, Building Solutions for a Changing World, Environmental Stewardship, and Driving Local Economic Development, ensuring our operations contribute to safer communities, dignified and resilient infrastructure, environmental responsibility, and inclusive economic growth.

Community Engagement Process

We maintain a structured community engagement process to support ongoing dialogue with local communities, allowing us to identify and manage actual and potential risks and capitalize on opportunities that create shared value at our priority sites. Guided by ISO 26000, cross-functional Community Engagement Committees provide oversight and ensure consistent implementation across operations.

1.	Identifying and listening to our stakeholders

We identify, classify, evaluate, and prioritize stakeholders based on their expectations, needs, and proximity to our operations. We hold constant dialogue with key external stakeholders through local community groups formed at priority sites across our cement, ready-mix, and aggregates businesses to understand local priorities and emerging challenges. We create committees composed of internal and external stakeholders to follow up on key topics.

2.	Identifying and assessing our impact

We proactively and continuously assess relevant industry matters (e.g., environmental performance, mobility, biodiversity, among others) to identify risks and opportunities and strengthen our contribution to positive financial, social, and environmental outcomes.

3.	Proactively managing risks

We define mitigation measures to manage the potential impacts of previously identified risks and opportunities.

4.	Creating solutions together

At a plant level, we co-create Community Engagement Plans (CEPs) alongside stakeholders and local communities to prioritize and address key topics and previously identified risks and opportunities.

5.	Evaluating our impact

On a quarterly basis, we measure progress toward our sustainability targets and assess our community-level impacts through CEPs. This approach supports informed decision-making and promotes positive social outcomes in the communities where we operate.

6.	Communicating clearly and transparently

We constantly communicate our progress and findings, including our alignment to the United Nations Sustainable Development Goals (SDGs) and other international standards, to top management and external audiences through integrated reports, press releases, among others.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

102	Cemex 2025 Integrated Report

Priority Sites Action Plans

Cemex is committed to operating 100% of its 148 priority sites in accordance with high standard, while complying with applicable regulations. Due to their scale, investment road map, and proximity to urban areas, these priority sites1 are expected to serve as standard-bearers of our commitment to both planet and society.

Seeking a comprehensive approach to stakeholder engagement and impact management, our action plans encompass tailored measures to address material issues. These measures include preventive, mitigation, and remediation actions, designed to manage potential and actual impacts effectively. Where material impacts occur, we have established clear mechanisms to enable remedy, including grievance processes and collaborative resolution initiatives. Beyond mitigation and remediation, we actively pursue initiatives entitled to deliver positive social outcomes. As a result of this approach, 100% of our priority sites have implemented Community Engagement Plans (CEPs), reinforcing consistent, site-level engagement and accountability across our operations.

100% of our priority sites have implemented Community Engagement Plans.

1	Priority sites are defined by their size, investment road map, and proximity to urban areas.

Community Engagement Plans

We seek to enhance community engagement by fostering open channels of communication and promoting active, ongoing stakeholder participation. Across our global operations, we maintain frequent, formal, and structured dialogues with neighboring communities and other relevant stakeholders through a range of engagement mechanisms, including local community groups, which play a critical role in building mutual trust, transparency, and effective collaboration.

These engagement efforts are integral to identifying and assessing material impacts, risks, and opportunities connected to our business. Insights gathered through community dialogue inform decision-making and enable the adaptation of our actions to better address evolving community needs and expectations.

One purpose drives us forward: Creating sustainable value for people, communities, and the planet. To achieve this, we focus our efforts on four fundamental pillars:

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

103	Cemex 2025 Integrated Report

Step Up for Safety

Cemex works closely with educational institutions, traffic authorities, community groups, and civil society organizations to develop awareness campaigns on road safety, regulatory compliance, and accident prevention. Our employees often teach defensive driving and the importance of road safety to local communities, explaining the safety features of our vehicles.

Road Barriers

In Egypt, Cemex donated and installed 133 concrete road barriers across Assiut to protect the community.

Child Safety

In Germany, Cemex organized road safety sessions and site visits for kindergarten children. Thirty students from the graduating class visited the plant, accompanied by teachers and parents. The children not only learned how cement is produced but also about the dangers of truck blind spots. This is especially important for ensuring they can get to and from school safely.

Learn more about our health and safety efforts.

Mission Zero Strategy

In Mexico, Mission Zero Strategy offers comprehensive road safety training that empowers the community with essential skills. Through this nationally coordinated effort, we are committed to eliminating traffic-related fatalities and serious injuries, contributing to safer mobility and improved community well-being. In collaboration with civil society, academia, and government, we seek to advance a systemic approach to road safety. As of December 2025, nearly 84,000 individuals have benefited from several initiatives, including courses on safe streets for cyclists, sustainable urban mobility, and geographic information systems.

Together on the Road

In Colombia, Cemex and leading transportation and cargo-generating companies created the Together on the Road alliance. The goal is to bring together partners who act as multipliers to drive a cultural shift in road safety and the adoption of best practices among all its members. The alliance has more than 30 partners representing 25% of the cargo transported across the country. Through initiatives such as vulnerable road users campaigns, safe points, training sessions, and drills, more than 70,000 people have been reached.

Safe Driving Polygon!

In Croatia, Safe Driving Polygon! provides motorcyclists with the opportunity to sit in the cab of a tanker and experience firsthand the motorcycle driver’s position on the road relative to other road users. To date, the program has drawn 100 participants.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

104	Cemex 2025 Integrated Report

Building Solutions for a Changing World

Improving the built environment is a cornerstone of our social investment and contributes to healthier, safer, and more resilient communities where we operate. Progress in developing building materials with enhanced sustainability attributes enables us to support resilient urban development while advancing our journey to net zero.

Patrimonio Hoy

In Mexico, our flagship social program, Patrimonio Hoy (PH), has supported families with limited access to formal housing finance for 27 years by providing microfinance solutions, technical advice, maintenance support, and high-quality building materials. The program offers flexible payment schemes tailored to the needs of participating households, enabling them to improve their homes and strengthen their well-being and livelihood.

This year, we launched APP Patrimonio Hoy, an app and chatbot that gives PH partners visibility to all their projects’ information digitally, streamlining and personalizing their experience. More than 50% of PH’s partners have downloaded the app.

We also initiated a voluntary fundraising campaign among our Cemex Mexico employees, with a matching donation of one Mexican peso for each peso donated, to provide additional resources for our PH partners.

In alliance with Fundación Comunitaria Oaxaca, during 2025 we developed 21 housing projects in Teotitlán del Valle, a Zapotec indigenous community in Oaxaca recognized for its artisanal work in hand-woven textiles. The community is composed of organized groups of artisans and families who work independently, playing a vital role in preserving Mexico’s cultural and artisanal heritage.

Cemex contributed to the initiative through housing and infrastructure improvement design, material quantification consulting, self-construction training, and technical supervision of construction activities. Fundación Comunitaria Oaxaca facilitated open and continuous dialogue with the community, enabling the successful implementation of the project.

Within the program, participating households completed a personal finance course to better understand their financial situation and investment capacity prior to enrolling in the savings and credit scheme. The foundation also provided ongoing contributions to families throughout the implementation of the infrastructure and home improvement projects.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

105	Cemex 2025 Integrated Report

Productive Self-Employment Centers

In Mexico, the Productive Self-Employment Centers (CPAs) foster community development through training and self-employment. In 2025, Cemex partnered with the municipality of Zapotiltic, Jalisco, to establish a CPA in the Ejido El Rincón community, where residents manufacture paving stones to enhance local infrastructure through road construction. This initiative contributes to local economic activity while strengthening social cohesion by directly engaging community members in improving their environment. The program, recognized by the United Nations Development Programme, continues to support local livelihoods and long-term community resilience.

Learn more about our Productive

Self-Employment Centers.

Better Streets for Mexico

This initiative seeks to improve urban streets in Mexican municipalities by recognizing projects with the best integration for pedestrians, cyclists, and other users.

Developed in partnership with the Institute for Transportation and Development Policy, this initiative aims to incentivize complete street projects that are humane, accessible, inclusive, and sustainable for all people.

Better Streets for Mexico encompasses research, book publications, competitions, and academic programs targeting both civil society and government institutions. Through these efforts, the initiative promotes urban road design that enhances mobility for all users, regardless of their mode of transportation, while contributing to the revitalization of public spaces in Mexican cities.

100,000 Floors to Play On

In Colombia, as part of the “100,000 Floors to Play On” initiative developed in partnership with Habitat for Humanity and the Inter-American Cement Federation, this program aims to replace 100,000 dirt floors in homes across Latin America and the Caribbean with concrete by 2028. These improvements enhance household hygiene, indoor air quality, and energy efficiency, contributing to healthier living conditions.

Cemex contributes to this effort through its Dignified Floor program, which has provided families with materials and technical assistance to improve home flooring for more than 25 years. Since 2021, the program has supported 470 families living in extreme poverty in the rural municipality of Maceo (Antioquia). In 2025, Cemex assisted 15 families in Maceo and improved flooring in 55 homes in San Luis, Tolima, positively impacting approximately 280 people.

Beyond housing, the initiative also contributes to local economic resilience. In the municipality of Maceo, Cemex improves flooring at eight community sugar mills and 33 cattle stables, strengthening agricultural production. Through these combined interventions, more than 12,000 m² of concrete have replaced dirt, sand, and other substandard flooring materials, significantly improving safety, durability, and quality of life.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

106	Cemex 2025 Integrated Report

Mrs. Meche’s grandchildren mean the world to her. Like any caring grandmother, she only wants the best for them. And as their sole caretaker, she bears a significant responsibility. For more than a decade, Mrs. Meche lived in a home with dirt floors, which made raising Laila, Luis, and Juan a challenging task. Their substandard housing impacted every aspect of their daily lives, including their health, comfort, and overall well-being. “Each time it rained, we got dirty. The soil became wet, and everything turned muddy. We lived that way for 11 years with dirt floors,” said Mrs. Meche. The situation is all too familiar in Rosarito, Ejido Primo Tapia, where Mrs. Meche and thousands of residents live in inadequate conditions, despite housing being recognized as a basic human right. But Mrs. Meche and her neighbors now have reason to hope. In July 2024, the Baja California government partnered with the Secretary of Welfare and various organizations, including Cemex, to ensure that people like Mrs. Meche had access to quality housing. Recognizing that a solid floor is more than just a physical upgrade but a foundation for a safe and healthy home, they collectively launched the Transforming Communities initiative. To date, the program has improved living conditions for more than 510 families in the area. When Cemex saw the infrastructure of Mrs. Meche’s home, they immediately began working, installing concrete floors to create a more comfortable living environment. Today, Mrs. Meche has a firm foundation to not only care for her grandchildren but to watch them thrive. “I definitely feel safer, and our quality of life has drastically improved. I can now look forward to a brighter future for my three grandchildren and generations to come,” she said.

Environmental

Stewardship

Creating a low-carbon future requires informed communities equipped with the knowledge and skills to shape more sustainable cities. Cemex advances this goal by prioritizing training, education, and awareness building within the communities we operate, empowering residents and local stakeholders to understand, adopt, and advocate for more sustainable practices. Through knowledge sharing and capacity building initiatives, we strengthen long-term resilience and shared value for current and future generations.

Green Circle Movement

In Mexico, the Green Circle Movement is a collaboration among Cemex, civil society, authorities, academia, and the private sector to promote participation and the co-creation of sustainable solutions for cities and the well-being of their residents. Cities are understood as living systems in which people and the natural environment continuously share information, resources, and energy. As many socioeconomic challenges stem from urban design and planning processes that historically have not incorporated diverse perspectives or local knowledge, we address these challenges by prioritizing cross-sector learning, training, and awareness building, enabling stakeholders to share experiences, develop a common understanding, and co-create informed solutions that support more inclusive, resilient, and sustainable urban development.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

107	Cemex 2025 Integrated Report

Environmental Promoters Network

In Mexico, more than 1,151 young people from elementary and high schools have become agents of change, implementing sustainable projects and promoting citizen participation. The Environmental Promoters Network emerged from the need to promote the care of wildlife and natural resources. It currently has 14 projects certified by the Wildlife Habitat Council in eight states, including Hidalgo, Puebla, Coahuila, Jalisco, Nuevo León, Yucatán, San Luis Potosí, and Sonora. A coordinator, trained by Cemex, provides environmental education sessions to young people at their schools, where they learn about and participate in reforestation activities, the installation and maintenance of pollinator gardens, and urban gardens, as well as community guides that reflect the rich flora and fauna found in the different communities where the program is implemented.

VeryNile

In Egypt, VeryNile is a local initiative in Qursaya focused on preserving the Nile River through waste collection while creating local employment opportunities. Recognizing the initiative’s environmental and social impact, Cemex collaborated with VeryNile to expand its operations to the cities of Assiut and Sohag, increasing Qursaya’s operational capacity and creating 27 additional jobs that provide more stable sources of income for the local population. As of 2025, a total of 860 tons of waste have been collected, of which 680 tons of nonrecyclable waste were co-processed as an alternative fuel at Cemex’s Assiut Cement Plant, reducing landfill use while supporting energy efficiency.

Beyond environmental action, our collaboration also extended to education and women’s empowerment. Cemex is supporting the Road to College program on Qursaya Island implemented in partnership with the American University in Cairo. Through this initiative, VeryNile employees—particularly women working in the VeryNile. Shop workshop—receive online English-language courses supported by a computer lab equipped by Cemex. With this continued support, VeryNile is currently in the process of establishing its operations in Minya.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

108	Cemex 2025 Integrated Report

BizLabJunior

In Croatia, the first generation of BizLabJunior, a business academy for young leaders, successfully completed its one-year program. Launched by Cemex and the Faculty of Economics of the University of Split, the program aims to develop business skills and an entrepreneurial spirit in young people.

The inaugural cohort brought together 40 students from four elementary Eco-schools, providing them with foundational knowledge in sustainable economics, finance, entrepreneurship, management, marketing, and digitalization. Participants also engaged with local experts and visited companies, gaining practical insight into real-world business processes and decision-making. Through this experiential learning approach, students developed innovative business ideas that were presented during a final sustainable entrepreneurship competition. The winning project, Guid-O, was developed by a team of five elementary school students and proposed an electric cane designed to support people who are blind or visually impaired, demonstrating the program’s focus on inclusive innovation and social impact.

Mallorca Natural

In Spain, Mallorca Natural is a long-standing environmental education initiative promoted by Cemex in partnership with Grup d’Amics en Defensa del Medi Ambient. In 2025, the initiative celebrated 20 years of impact, reaching more than 29,000 students. For two decades, the program has raised awareness among students about endangered species, native flora and fauna, responsible use of natural resources, and environmentally responsible practices through guided excursions to the island´s terrestrial and marine ecosystems.

Green Workshops

In Poland, Cemex, together with the Cemex Foundation, “Building the Future,” has organized “Green Workshops,” educational meetings on sustainable development for children and adults in Rudniki, Chelm, and the surrounding areas since 2022. The 2025 edition drew 600 participants. The program concluded with sessions at the local Cemex cement plant, where everyone deepened their understanding of the mechanisms of climate change, the circular economy model, and the cement production process.

Circular Economy Initiative

In Colombia, Cemex has partnered with La Garita School in the municipality of Los Patios, Norte de Santander, to implement a circular economy initiative that promotes waste reuse and local income generation. This project collects filter sleeves discarded from the cement production process and transforms them into raw materials that students and the community can use to make bags, pencil cases, and coasters. These products are then sold, providing an alternative source of income for the community and contributing to environmental conservation in the municipality. Among the projects students have planned is creating vertical gardens using these filters.

A Circular World

In the U.K. and Spain, this educational program empowers children to actively contribute to sustainable development by promoting the transition to a circular economy. It encourages responsible, sustainable lifestyles by encouraging young people to understand their role in preserving resources and reducing environmental impact. At the core of the program is a digital escape room, available in Spanish, Catalan, and English, which combines learning and entertainment. To date, approximately 2,500 students have been trained in circular economy concepts through this program.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

109	Cemex 2025 Integrated Report

Driving Local Economic Development

Creating employment opportunities in the communities where we operate is essential to strengthening local economies. By advocating for employability and skill development, we empower people to access quality work.

Digital Accelerator Program

In Mexico, Cemex is a founding member of the Monterrey Digital Hub. In partnership with the Hub and Data Rebels, the Digital Accelerator Program was launched to strengthen employability and income potential for young people through high-demand digital skills. Since its launch, participation has increased, growing from 25 to 50 students, maintaining gender parity across cohorts. In 2025, 54% of participants graduated, and 70% increased their income within four months of completion.

Empowering Innovative Entrepreneurship

In Colombia, Cemex, The Trust for the Americas, and the municipality of Maceo implemented the Empowering Innovative Entrepreneurship project, culminating in a local entrepreneurship fair. The program supported more than 80 women entrepreneurs through targeted training in business management, innovation, digital marketing, and sustainability, strengthening their capacity to develop viable business models and strategic investment plans. To accelerate implementation and scalability, the initiative awarded 20 in-kind incentives of up to US$500 to support the strongest business plans and 10 technology incentives to facilitate the integration of digital solutions. The program contributed to women’s economic empowerment, local enterprise development, and inclusive economic growth within the municipality.

Cemex City Challenge

In Spain, the City Challenge promotes youth entrepreneurship, bringing young people closer to real-world urban sustainability challenges and providing them with key tools to enter the job market. As part of a collaboration with the Junior Achievement Foundation, Cemex volunteers mentor students enrolled in vocational training as they create business proposals to build more sustainable cities. The program includes visits by Cemex employees to secondary schools and vocational training centers near the company’s production sites to conduct mentoring sessions. More than 30 employee volunteers and approximately 130 students participated.

STEM Learning

In Florida, Cemex has partnered with schools and youth organizations to deliver hands-on science, technology, engineering, and mathematics (STEM) learning experiences at its aggregate operations for more than two decades. The program prioritizes equitable access by covering transportation and educational materials, enabling all field trip experiences to be offered at no cost.

In 2025, Cemex welcomed nearly 6,000 students through a range of educational activities, including field trips, Boy Scouts of America merit badge programs, facility tours, Earth Day events, and a STEAM Bowl competition.

Cemex Empowers Future Talent Our Victorville, California, team was named “Partner of the Year” by the Mountain Desert Career Pathway. This distinction acknowledges Cemex for its ongoing efforts to support local students through plant tours, mock interviews, and industry collaboration, allowing them to gain real-world experience that prepares them for future careers in construction. This notoriety reflects our commitment to creating meaningful impacts for both our people and the communities we serve. Colombian Chamber of Construction Acknowledges Women Drivers Seedbed Program The Colombian Chamber of Construction recognized Cemex for its Women Driver Seedbed initiative, which trains and employs women with no prior experience as mixer truck drivers to foster inclusion and break down structural barriers. Participants receive technical and soft skills training, including modules on safe driving, mechanical knowledge, road regulations, and personal empowerment. The project also provides ongoing support and group listening sessions to strengthen a sense of belonging, overcome gender stereotypes, and build support networks among women. Through effective workforce integration, the program produces tangible results by hiring Women Driver Seedbed participants into traditionally male-dominated roles, such as mixer truck drivers.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

110	Cemex 2025 Integrated Report

Building Resilient Communities

Building resilient communities is a core pillar of our Community Engagement Framework and an integral part of our approach to managing social-related risks and impacts across our operations. Community resilience is embedded in our strategy to support long-term value creation, operational continuity, and shared outcomes in the communities where we operate.

Our approach focuses on strengthening preparedness, response, and recovery capabilities to address potential social and environmental disruptions that could affect both communities and business activities. Guided by the United Nations Office for Disaster Risk Reduction (UNDRR) and its 10 Essentials for Making Cities Resilient, we integrate recognized best practices into our community engagement activities to enhance local preparedness and response capacity across our footprint, including training more than 10,300 individuals in emergency preparedness, contributing to safer communities and reduced disaster-related risks.

Learn more about how Cemex builds resilient communities.

Community resilience is embedded in our strategy to support long-term value creation, operational continuity, and shared outcomes in the communities where we operate.

Resilience Framework Planning and Preparedness Local and regional installation of Disaster Response Committee Continuous surveillance measures for early warnings Assessment and selection of local recovery partners Response and Recovery Impact assessment Distribution of first response packages for employees and communities Volunteering for cleaning employees’ homes or collaborating with local government/NGOs Donation of tools and supplies to local official institutions (if permitted by local legislation) In-kind contributions Provision of trucks and equipment to assist local institutions in area-cleaning efforts Activation of giving campaigns Resilient Reconstruction and Disaster Risk Reduction Evaluation and potential engagement in restoration efforts Involvement in reconstruction activities Assistance in building resilient infrastructure Sustained training to strengthen emergency readiness

Cemex Takes Top Honors from Boston College for its Resilience Initiative Cemex’s Resilience Nodes in Mérida, Yucatán, earned second place in the “Innovation Amplifier” category at the Boston College Center for Corporate Citizenship Innovation Awards 2025. Recognized for its superior, disaster-resilient construction, this project demonstrates effective social-environment solutions for stakeholders. Resilience Nodes: Scaling Systemic Change for a Sustainable Future At Cemex, we continue to refine and strengthen our initiatives to advance community resilience across our footprint. The Resilience Nodes Program (Nodos de Resiliencia) serves as a scalable model for disaster resilience, supporting communities in strengthening preparedness, response, and recovery capabilities. By demonstrating the value of multi-sector collaboration among businesses, governments, and local stakeholders, the program promotes proactive climate action and encourages broader investment in risk reduction, sustainability, and emergency preparedness.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

111	Cemex 2025 Integrated Report

Giving Strategy Creates Long-Term Value

Through Purpose-Driven Investment

At Cemex, we recognize the power of going beyond traditional social responsibility. We align our social investments with our core expertise and business strengths to deliver meaningful outcomes that create lasting value. This focus enables us to prioritize long-term impact, supporting community development while amplifying our ability to innovate and lead within our industry. Through partnerships, shared knowledge, and targeted investments, we are embedding social impact into our approach, reinforcing the connection between business performance and societal progress.

Cemex’s giving strategy reflects our commitment to building a better future by creating a culture of safety beyond our facilities, fostering education, advancing sustainable development, and supporting resilient communities in alignment with our core values and business purpose.

Our giving strategy is built around four interconnected priorities that guide our investments, partnerships, and community engagement efforts.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

112	Cemex 2025 Integrated Report

Global Volunteering

Cemex’s volunteering efforts reflect our deep commitment to creating positive and lasting change in the communities where we operate. We recognize that our people are one of our greatest strengths, and through their time, skills, and talent, we are able to extend our impact far beyond our operations. By empowering employees to actively participate in meaningful initiatives, we not only strengthen our culture of social responsibility but also contribute to building more resilient, inclusive, and thriving communities.

Planting the seeds of change,

one Kaya tree at a time

In Egypt, more than 90 Cemex employees volunteered to plant 700 trees around the Assiut Cement Plant fences along the Assiut – New Valley Road.

Hurricane Melissa Recovery Efforts

In Jamaica, more than 50 Cemex and Caribbean Cement Company employees volunteered in relief activities in response to Hurricane Melissa, one of the most devastating hurricanes on record to impact the Caribbean. The effort demonstrated Cemex’s service-oriented culture.

Blood Donor Club Dalmacijacement

In Croatia, Cemex employees participating in the Blood Donor Club organized three annual blood drives in cooperation with the Red Cross. Through these initiatives, the club collected 145 units of blood, contributing directly to community health and supporting local healthcare needs.

Robins Landing

In the U.S., Cemex, in collaboration with Habitat for Humanity, provided hands-on construction support for building the Robin’s Landing neighborhood in Houston, Texas. Cemex volunteers contributed their time, skills, and technical expertise to advance construction and revitalization efforts.

Playhouse Build Day

Cemex employees in the U.S. region participated in a Playhouse Build Day in partnership with Habitat for Humanity of Greater Los Angeles (Habitat LA) Home Preservation Program in California, which provides critical home repairs for families, veterans, and aging adults. The playhouses were donated to Habitat LA ReStores and local nonprofits serving children in need.

#BigDigForKids

Cemex supported the #BigDigForKids event for Phoenix Children’s Hospital in Arizona in the U.S. region. This year’s record-breaking fundraising results showcase our continued commitment to strengthening communities and advancing initiatives that build a better future for generations to come. This is one of the hospital’s largest fundraisers, and all the proceeds go toward pediatric cancer research. Cemex collaborated by hosting activity booths and touch-a-trucks for more than 3,000 attendees, including patients and families to enjoy.

Learn more about our volunteering efforts in our Global Volunteering Guidelines.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Stakeholder Engagement

Health and Safety

Workforce Experience

Customer Centricity

Supplier Networks

• Community Investments

Governance

Appendix

113	Cemex 2025 Integrated Report

Employee Giving and Corporate Matches

At Cemex, health and safety is a core value that guides our actions. During 2025, employee giving and corporate matching played a meaningful role in Cemex’s disaster relief efforts. Through three targeted disaster relief campaigns, employees and external stakeholders actively participated by contributing time and financial support, collectively raising nearly US$33,800. These efforts were reinforced through corporate matching contributions totaling approximately US$30,500, extending the reach and impact of raised contributions.

Supported by a worldwide network of employees, customers, business partners, and other stakeholders, we strengthened our ability to respond to urgent community needs and reflect a shared commitment to supporting affected communities during times of crisis.

Together for Texas

During the July 4th weekend, Texas experienced severe rainfall that led to flash flooding, resulting in loss of life and significant damage to homes and infrastructure in affected communities. In response, Cemex provided financial support through the Kerr County Flood Relief Fund to assist with immediate relief and ongoing recovery efforts to restore essential services and support impacted residents.

Give a Hand to Veracruz

In Mexico, flooding in the state of Veracruz associated with Hurricane Priscilla and Tropical Storm Raymond in October disrupted access to basic services and communication, affecting more than 48,000 households. In response, Cemex provided funds through Desarrollo Comunitario A.C. to support relief efforts and assist affected communities during the recovery process.

Together for Jamaica

Hurricane Melissa, one of the strongest storms in Jamaica’s history, left a trail of destruction across the country and parts of the Caribbean. Entire communities faced catastrophic flooding, widespread power outages, and the loss of homes and livelihoods. In response, funds were provided to Food for the Poor Jamaica, Jamaica’s largest charity organization, to aid thousands of families with urgent needs for shelter, clean water, food, and medical support.

Cemex’s giving strategy reflects our commitment to building a better future by creating a culture of safety beyond our facilities, fostering education, advancing sustainable stewardship, and supporting resilient communities, in alignment with our core values and business purpose.

SDGs Our Social Impact Action advances Cemex’s priority SDGs9,11,12,and 13. Through collaboration, we seek to scale our contributions, promoting a sustainable future for communities and facilitating a just transition to a low-carbon economy. Human Rights Cemex is committed to respecting the human rights of communities and groups, including vulnerable or marginalized communities, such as indigenous people and children. We have a community engagement process and an institutional platform for receiving grievances (ETHOSline), allowing stakeholders to raise their concerns related to Cemex’s activities and operations. Grievances received through our community engagement process are documented and addressed through Cemex’s Social and Environmental Incidents Platform.

Governance

2025 HIGHLIGHTS

One
of the World's Most Ethical Companies® recognition by Ethisphere

+20,300
employee training hours completed to reinforce ethics and compliance programs

Top 250
companies ranking in World Benchmarking Alliance's Social Benchmark

100%
Board Members with experience as CEO´s, in public management, and corporate governance

100%
of operations in high-risk countries audited

114 Cemex 2025 Integrated Report

Governance 2025 HIGHLIGHTS One +20,300 Top 250 of the World’s Most employee training hours companies ranking in Ethical Companies® completed to reinforce World Benchmarking recognition by ethics and compliance Alliance’s Social Ethisphere programs Benchmark 100% 100% Board Members with of operations in high- experience as CEO´s, in risk countries audited public management, and corporate governance

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

• Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

115	Cemex 2025 Integrated Report

Corporate Governance

Our model sets the framework to act with agility, accountability and integrity

The corporate governance model we have implemented in the past years, which is mainly guided by our values, progressive business practices, and sustainability commitments, has allowed us to carry out a series of actions to renew key aspects of Cemex’s strategy, including the appointment of a new CEO. Sustainability remains embedded in our business, including our corporate governance practices. As a result, we maintain high ethical standards and follow best practices in our corporate governance model which is designed to go beyond basic compliance with laws and regulations. Our aim is to achieve operational excellence that fosters strong, sustained economic growth while seeking to uphold a high level of integrity, while at the same time allowing us to execute our business strategy in an agile manner, while being transparent and accountable at all levels.

At Cemex, we have different channels through which stakeholders’ interests are considered, addressed, and reflected in our governance system. This system is designed to appropriately and efficiently manage and operate our company with the intention of fulfilling our corporate strategy and living up to our values and aspirations.

During 2025, Cemex continued implementing best practices in corporate governance:

CEO succession Adoption of new Continuation of a corporate strategies progressive dividend Refreshment of Enhancement of Board of Directors global policies

Corporate Governance Model

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

116	Cemex 2025 Integrated Report

Board of Directors

Within our governance system, our Board of Directors is primarily responsible for approving our corporate strategy and supervising the company’s overall operations. In doing so, our Board of Directors takes into account laws and regulations, best practices and guidelines, stakeholder interests, society’s values and ideals, global and local trends, risks and opportunities, and circumstances that the company must address. Additionally, our Board of Directors guides the company through the development, implementation, and oversight of compliance with company mandates, guidelines, policies, controls, and procedures. Specific functions also include reporting to shareholders on the general state of the company, supervising the performance of our CEO, monitoring the main risks the company faces, and approving information and communication policies.

To carry out these responsibilities effectively, our Board of Directors adheres to best practices and maintains an optimal structure. Corporate governance practices related to our Board of Directors include:

∎	Distinct roles for the Chairman of the Board of Directors and CEO

∎	Establishment of a Sustainability, Climate Action, Social Impact, and Diversity Board Committee

∎	Individual elections for our Board and Board Committee members

∎	Enhancement of diversity on our Board of Directors by increasing the representation of independent, female, and international directors

∎	Formalization of self and cross evaluations among Board of Directors members

Cemex’s Board of Directors is compensated in a fixed manner based on participation in board meetings. The compensation of our Board of Directors is approved each year at Cemex’s Ordinary General Shareholders’ Meeting. Before the annual shareholders meeting held on March 25, 2025, shareholders had approved compensation of US$30,1941 per board meeting attended and US$7,2781 per committee meeting attended. At the annual shareholders meeting held on March 25, 2025, these amounts were increased to US$31,4441 per board meeting attended and US$7,5561 per committee meeting attended, respectively. The actual amount paid for board and committee meetings attended in 2025 was approximately US$2.36 million.1

In the upcoming years, we expect to implement additional initiatives such as formalizing director selection criteria (including for independent directors), establishing tenure limits, and implementing overboarding restrictions, among other improvements.

1	Based on an exchange rate of $18.00 Mexican pesos to $1.00 US Dollar.

As of the end of 2025, our Board of Directors was chaired by Rogelio Zambrano and was composed of 12 highly qualified directors appointed by our shareholders, 10 (83%) of whom qualified as independent directors according to criteria specified in Mexican law. In addition, two members of our Board of Directors’ Audit Committee met the requirements of a financial expert as defined by the Sarbanes-Oxley Act of 2002 (SOX). In addition, 41.7% of our board members brought significant expertise in the construction and building materials industry, with strong representation of this expertise across our board committees.

Also, in 2025, our Board of Directors met five times to report on a wide range of relevant issues, including the succession of our Chief Executive Officer, progress on our corporate strategy, the state of our governance system, compensation and nomination-related matters, sustainability-related concerns, shareholder return initiatives and financial results, reporting, and strategy, with average board meeting attendance of approximately 98%.

Corporate Governance in Numbers As of December 31, 2025 Board of Executive Directors Committee MEMBERS 12 10 AVERAGE YEARS 15 27 tenure seniority NATIONALITIES 4 3 GENDER DIVERSITY 2 1 women woman Board Configuration Independent Non-Independent

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

117	Cemex 2025 Integrated Report

Certain matters dealt with during 2025 by our Board of Directors include, but are not limited to:

∎	Review of activities and recommendations of the Audit Committee of Cemex’s Board of Directors, the Corporate Practices and Finance Committee of Cemex’s Board of Directors, and the Sustainability, Climate Action, Social Impact and Diversity Committee of Cemex’s Board of Directors;

∎	Review and authorization of the total compensation of the Chairman of the Board and the Chief Executive Officer for year 2025 and the policies to determine the total compensation of senior management for year 2025, as well as the variable compensation of said executives for year 2024 paid in 2025;

∎	Review and authorization of the financial statements for the fourth quarter of 2024, for the year ended on December 31, 2024, and for the first, second, and third quarters of 2025, as well as the results and analysis of the most relevant performance indicators;

∎	Review of the budget and financial plan for 2025;

∎	Review of the economic outlook;

∎	Review of the 2024 results for Cemex’s strategic priorities;

∎	Review and authorization of several financial transactions, donations, acquisitions of securities representing the capital stock of Cemex in compliance with the measures regarding equity thresholds in Cemex set forth in the bylaws, and transactions with related parties and/or involving conflicts of interest;

∎	Review and approval of several policies and programs;

∎	Review of the programs established under the initiative of the new Chief Executive Officer, including the phases designed for assessment, recovery of operational excellence and strengthening of the capital allocation process;

∎	Review of different initiatives of the Company, such as the Company’s portfolio rebalancing, the growth pipeline based on the implementation of various projects, and the “Cutting Edge” cost reduction program;
∎	Review of the most relevant aspects of the Company’s operations;

∎	Review and approval of the agenda for the Ordinary General Shareholders Meeting held on March 25, 2025, including the reports and other information presented in said meeting;

∎	Review and approval of the agenda for the Extraordinary General Shareholders Meeting held on March 25, 2025, including the proposal to amend certain articles of the Company’s bylaws;

∎	Appointment of the external auditor and its budget for the 2025-2026 period;

∎	Review of the relevant aspects of the operations and valuation of Cemex’s shares;

∎	Review of succession planning, resulting in the appointment of the Chief Executive Officer and other senior level organizational changes;

∎	Review of Cemex’s sustainability model and changes to our Future in Action program;

∎	Review and approval of the transfer of certain global intellectual property assets of Cemex and its subsidiaries was authorized in order to consolidate their ownership in Mexico;

∎	Review of the most relevant aspects of the operations in several geographies; and

∎	Review of the risk agenda of Cemex and its subsidiaries.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

118	Cemex 2025 Integrated Report

Our company has embarked on a corporate governance evolution, continuously striving for our Board of Directors to abide by best practices and maintain an optimal structure. As part of these efforts, since 2014 and throughout the years, we have made and continue to make important corporate governance enhancements at a board level. We have separated the roles of Chairman and CEO and created the Board of Directors’ Sustainability, Climate Action, Social Impact, and Diversity Committee (formerly named the Sustainability Committee), whose responsibilities have been broadened to include sustainability, social impact, and diversity and inclusion matters. We also changed the election for our Board and Board Committee members from a group slate to an individual basis and increased diversity on the Board by increasing the representation of independent, female, and international directors. As of December 31, 2025, we had two females as part of our Board, and, at Cemex’s Ordinary General Shareholders Meeting held on March 26, 2026, one more female was elected to our Board, increasing the total amount of women to three. Additionally, as of December 31, 2025, out of the ten members of the Board of Directors in place when we began our corporate governance evolution in 2014, only four remain on the Board of Directors as of year-end 2025, having appointed eight new Directors since then.

In addition, in 2023, the Board of Directors’ evaluation process was enhanced, formalized, and transitioned to an annual exercise, which was also executed in 2025. This comprehensive review includes an evaluation of the Board as a whole, as well as a self-assessment by each Board member, to determine whether the Board and its Committees operate effectively during the calendar year. The evaluation covers various aspects, such as the composition and structure of the Board, including the balance between independent and non-independent members, and the skillset and experience of each member. It also assesses the Board’s overall effectiveness and operations, including the adequacy of information provided for discussions, the clarity and presentation of meeting agendas, the frequency and timing of meetings, and whether sufficient preparation time is given. Additionally, the evaluation reviews the performance and operations of the Board and its Committees, including the Audit Committee, Corporate Practices and Finance Committee, and Sustainability, Climate Action, Social Impact, and Diversity Committee. Each Board member also conducts a self-assessment of their individual performance, addressing areas such as confidentiality obligations, meeting preparation, participation, time commitment, and other responsibilities.

Our commitment to further improve and strengthen our corporate governance practices is also reflected in our robust policies and processes for managing conflicts of interest and related person transactions, aimed at upholding transparency and accountability throughout the company. Our policy on Conflicts of Interest reaffirms our position that all members of the Cemex Group (including our CEO, Executive Committee, and Board of Directors) shall always act in accordance with Cemex’s best interests and generally prohibits the Cemex Group from entering into transactions and/or negotiations where a conflict of interest exists. Employees are required to self-report any actual, potential, or apparent conflict of interest in our global reporting process and digital platform. All reports are evaluated and authorized, if applicable, by a multidisciplinary team as well as the employee’s supervisor. In some cases, this evaluation and, if applicable, authorization is done at the Cemex Board of Directors level. In addition to the conflict of interest process, under our policy and procedures with respect to related person transactions, we also carry out a related party transaction review which seeks to comply with our bylaws, applicable regulations, and market practices to report and review any transactions with related persons and is applicable to all Cemex operations worldwide.

Our practices aim to promote gender representation within our Board of Directors and executive roles. We have a Global Workplace Diversity, Equity, and Inclusion policy that seeks to enrich the workplace by upholding principles of diversity, equity, and inclusion. This policy, which applies to the Board of Directors, also specifies that these principles must be considered when proposing candidates for election to the Board. Additionally, as part of our succession planning for management positions, every executive is required to include a woman in their succession plan. Furthermore, as a Mexican-listed company, we adhere to regulatory requirements regarding gender quotas, as applicable.

We have a Global Workplace Diversity, Equity, and Inclusion policy that seeks to enrich the workplace by upholding principles of diversity, equity, and inclusion. This policy, which applies to the Board of Directors, also specifies that these principles must be considered when proposing candidates for election to the Board.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

119	Cemex 2025 Integrated Report

Our Board Members

Rogelio Zambrano Lozano (69)

Role within Cemex’s Board of Directors: Executive Chairman.

Tenure on Cemex’s Board of Directors: Member since 1987 and Executive Chairman since 2014.

Other Current Roles: Mr. Zambrano Lozano is an alternate member of the board of directors of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, a member of the Regional Council of Banco de México (Mexico’s central bank), a member of the Consejo Mexicano de Negocios, and a member of the board of trustees of the Instituto Tecnológico y de Estudios Superiores de Monterrey, as well as a visiting professor at this same university.

Experience: Mr. Zambrano Lozano was Chair of the Finance Committee of Cemex’s Board of Directors from 2009 until March 2015.

Mr. Zambrano Lozano has been involved in the construction and building materials industries for over 40 years, as well as in various entrepreneurship matters in Mexico and the United States, after founding and serving as co-chief executive officer of Carza, S.A.P.I. de C.V., a leading real estate development company. With his vast experience and proven leadership since his appointment as Chairman of Cemex’s Board of Directors, Mr. Zambrano Lozano has been responsible for guiding Cemex’s global business strategy, particularly focusing on strengthening best corporate governance practices, based on a commitment to create lasting value for all Cemex’s stakeholders. Mr. Zambrano Lozano also supports various nonprofit organizations related to education, health, and entrepreneurship.

Education: Mr. Zambrano Lozano holds a B.S. degree in Industrial and Systems Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the Wharton Business School of the University of Pennsylvania.

Armando J. García Segovia (73)

Tenure on Cemex’s Board of Directors: Since 1983.

Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee: Since 2014, and Chair since 2014.

Board Membership at Listed Entities: Mr. García Segovia is an independent member of the board of directors of GCC, S.A.B. de C.V. (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.), a company listed in Mexico.

Other Current Roles: Mr. García Segovia is a member of the board of directors of Innovación y Conveniencia, S.A. de C.V., and Universidad de Monterrey, A.C. He is a member of the Consejo de Participación Ciudadana de Parques y Vida Silvestre de Nuevo León, a nonprofit entity with a sustainability agenda. Mr. García Segovia is the founder and chairman of the board of directors of Comenzar de Nuevo, A.C., a non-profit organization focused on the treatment, education, prevention, and research of eating behavior disorders and related diseases. Mr. García Segovia also serves as honorary consul in Monterrey of the Kingdom of Denmark.

Experience: Mr. García Segovia worked at Cydsa, S.A.B. de C.V. (a Mexican-listed company) and Conek, S.A. de C.V. (a Mexican non-public corporation). From 1985 to 2010, he held several positions at Cemex, including Director of Operations and Strategic Planning, Corporate Services, and Business Development, as well as Executive Vice President of Development, Technology, Energy and Sustainability. He was also vice president of the Mexican Employers’ Association (COPARMEX), chairman of the Private Sector Commission for Sustainable Development Studies (CESPEDES), member of the board of directors of the World Environmental Center (a non-profit organization), and vice president of the Patronato del Museo de la Fauna y Ciencias Naturales, A.B.P.

Mr. García Segovia brings to Cemex’s Board of Directors a broad knowledge of the technical and production aspects of the global building materials industry, along with a deep commitment to sustainability, climate action and nature conservancy, that provides valuable leadership to Cemex’s sustainability and climate action strategy, a core component to Cemex’s long-term value creation objective.

Education: Mr. García Segovia holds a B.S. degree in Mechanical Engineering and Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the University of Texas.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

120	Cemex 2025 Integrated Report

Rodolfo García Muriel (80)

Tenure on Cemex’s Board of Directors: Since 1985.

Tenure on Cemex’s Corporate Practices and Finance Committee: Since 2015.

Other Current Roles: Mr. García Muriel is the chief executive officer of Compañía Industrial de Parras, S.A. de C.V., chairman of the board of directors of Grupo Romacarel, S.A.P.I de C.V., (both are non-public corporations), and a member of the regional board of directors of Grupo Financiero Citibanamex (a non-public corporation).

Experience: Mr. García Muriel was a member of the Audit Committee of Cemex’s Board of Directors from 2016 until March 2023 and the Finance Committee of Cemex’s Board of Directors from 2009 until March 2015. Mr. García Muriel is a Mexican business leader with decades of experience and an outstanding record as founder, director, and president of major companies in the manufacturing, construction, transport, and communications industries. His vast business experience brings Cemex’s Board of Directors useful knowledge in critical areas such as logistics and manufacturing as well as macroeconomic and market trends.

Education: Mr. García Muriel holds a B.S. degree in Electric Mechanical Engineering from the Universidad Iberoamericana and completed specialized programs in Business Administration at both Harvard University, and the Anderson School of the University of California in Los Angeles.

Francisco Javier Fernández Carbajal (70)

Tenure on Cemex’s Board of Directors: Since 2012.

Tenure on Cemex’s Corporate Practices and Finance Committee: Member since 2015 and Chair since 2019.

Board Membership at Listed Entities: Mr. Fernández Carbajal is a member of the board of directors of VISA, Inc., a NYSE-listed North American company, an alternate member of the board of directors of Fomento Económico Mexicano, S.A.B. de C.V. (a company listed in Mexico and on the NYSE), and an alternate member of the board of directors of Industrias Peñoles, S.A.B. de C.V., a company listed in Mexico.

Other Current Roles: Mr. Fernández Carbajal is the chief executive officer of Servicios Administrativos Contry, S.A. de C.V.

Experience: Previously, Mr. Fernández Carbajal held positions at Grupo Financiero BBVA México S.A. de C.V., including deputy president of strategic planning, president of systems and operations, chief financial officer, and chief executive officer.

With a business career of more than 40 years and in-depth knowledge of specialized areas like payment systems and complex financial services worldwide, Mr. Fernández Carbajal brings to Cemex’s Board of Directors relevant insights in strategic planning and risk management, as well as in essential business functions, including financial reporting and competitive compensation mechanisms, which are fundamental to attracting and retaining talent.

In Cemex’s Board of Directors, Mr. Fernández Carbajal has been a member of the Audit Committee, the Sustainability, Climate Action, Social Impact and Diversity Committee, the Finance Committee and the Corporate Practices Committee that previously assisted the Board.

Education: Mr. Fernández Carbajal holds a B.S. degree in Electric Mechanical Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from the Harvard Business School.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

121	Cemex 2025 Integrated Report

David Martínez Guzmán (68)

Tenure on Cemex’s Board of Directors: Since 2015.

Board Membership at Listed Entities:

Mr. Martínez Guzmán serves on the board of directors of Sigma Foods, S.A.B. de C.V. (formerly Alfa, S.A.B. de C.V.) and Alpek, S.A.B. de C.V., both of which are companies listed in Mexico.

Other Current Roles: Mr. Martínez Guzmán is the founder and principal of Fintech Advisory Inc., as well as managing director of its London subsidiary, Fintech Advisory, Ltd., and member of the board of directors of ICA Tenedora, S.A. de C.V.

Experience: Mr. Martínez Guzmán is the principal of Fintech Advisory Inc., which he founded in 1987. From 1984 to 1986, Mr. Martínez Guzmán worked as vice president, Latin America Sovereign Restructuring unit of Citibank, N.A. in New York, where he helped coordinate the 1984 Argentina Financing Plan. Since founding Fintech, Mr. Martínez Guzmán has participated, at times as the largest creditor, in most of the sovereign debt restructurings around the world, historically approaching sovereign restructurings with a collaborative approach to governments. Mr. Martínez Guzman also has a strong track record of successful involvement in corporate restructurings and debt exchanges, most often working with companies to ensure long-term viability and business continuity as a value recovering proposition. More recently, Mr. Martínez Guzmán has allocated a significant portion of Fintech’s position to private equity investments, successfully investing across multiple jurisdictions in Latin America, Asia, and Europe, and across a wide range of sectors, including telecom and media, utilities, industrials, infrastructure, construction, oil and gas, and financial institutions.

Mr. Martínez Guzmán was a member of the board of directors of Sabadell Bank, a bank listed in Spain, and of Vitro, S.A.B. de C.V., a company listed in Mexico.

Mr. Martínez Guzmán brings a renowned worldwide expertise in the financial sector and global markets to Cemex’s Board of Directors, providing significant guidance on Cemex’s proactive financial management for deleveraging and improving the credit rating, as well as Cemex’s sustainable growth strategy.

Education: Mr. Martínez Guzmán holds a B.S. degree in Mechanical and Electrical Engineering from the Universidad Nacional Autónoma de México (UNAM), a B.A. degree in Philosophy from the Universitas Gregoriana in Rome, Italy, and an MBA from Harvard Business School.

Everardo Elizondo Almaguer (82)

Tenure on Cemex’s Board of Directors: Since 2016.

Tenure on Cemex’s Audit Committee: Member since 2018.

Board Membership at Listed Entities:

Mr. Elizondo Almaguer is a member of the board of directors of Gruma, S.A.B. de C.V., a company listed in Mexico.

Other Current Roles: Mr. Elizondo Almaguer is a professor of Macroeconomics at EGADE Business School of the Instituto Tecnológico y de Estudios Superiores de Monterrey and at the School of Economics of the Universidad Autónoma de Nuevo León (UANL). He is also a member of the board of directors of the Mexican financial companies Casa de Bolsa Banorte, S.A. de C.V., Grupo Financiero Banorte, Afore XXI-Banorte, S.A., and Rassini, S.A.P.I. de C.V.

Experience: Mr. Elizondo Almaguer served as deputy governor of the Banco de México (Mexico’s central bank) from 1998 to 2008. Before that, he was the director for Economic Studies at Alfa, S.A.B. de C.V. (now Sigma Foods, S.A.B. de C.V., a company listed in Mexico), and at Grupo Financiero BBVA México S.A. de C.V. (a Mexican financial institution). He founded and was the director of the Graduate School of Economics of the Universidad Autónoma de Nuevo León.

With a distinguished professional career as a financial analyst, exemplary public official, and academic scholar, Mr. Elizondo Almaguer is a financial expert and brings to Cemex’s Board of Directors extensive knowledge of the financial system and the international macroeconomic environment, providing insights to ensure Cemex’s full observance of best corporate practices, and identify new business opportunities.

Mr. Elizondo Almaguer was Chair of the Audit Committee of the Board of Directors of Cemex, S.A.B. de C.V.

Education: Mr. Elizondo Almaguer holds a B.A. degree in Economics from the Universidad Autónoma de Nuevo León, a Master’s in Economics from the University of Wisconsin-Madison, a certificate from Harvard University’s International Tax Program, and an Honoris Causa Doctorate from the Universidad Autónoma de Nuevo León.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

122	Cemex 2025 Integrated Report

Marcelo Zambrano Lozano (70)

Tenure on Cemex’s Board of Directors: Since 2017.

Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee: Since 2017.

Board Membership at Listed Entities: Mr. Zambrano Lozano is a member of the technical committee of one of Go Proyectos, S.A. de C.V.’s development trusts, known by its ticker symbol as CARZACK 18, which is listed in Mexico.

Other Current Roles: Mr. Zambrano Lozano is a founding partner and executive chairman of the board of directors of Carza, S.A.P.I. de C.V., a recognized real estate development non-public corporation in the residential, commercial, and industrial sectors. Additionally, Mr. Zambrano Lozano is also a founding partner and member of the board of directors of Proyectos Industriales Carza (PIC), a company dedicated to the construction, sale, and rental of subdivisions and industrial spaces. He is a member of the board of directors of Grupo Vigia, S.A. de C.V. (a Mexican company dedicated to distribution of gas, fuel, and other oil derivatives), and GreenPaper (Productora de Papel, S.A. de C.V.), a Mexican company engaged in the manufacturing and distribution of paper. He is also a member of the general board of Universidad de Monterrey, A.C.

Experience: Mr. Zambrano Lozano’s ample knowledge of the real estate and construction industries in Mexico and the United States provides Cemex’s Board of Directors with an insightful view of major trends shaping the sector globally, particularly in key areas such as logistics and supply-chain development, thus helping Cemex to anticipate the evolving needs of its customers in the aforementioned markets.

Education: Mr. Zambrano Lozano holds a B.A. degree in Marketing from the Instituto Tecnológico y de Estudios Superiores de Monterrey.

Ramiro Gerardo Villarreal Morales (78)

Tenure on Cemex’s Board of Directors: Since 2017.

Tenure on Cemex’s Audit Committee: Member and Chair since 2025.

Board Membership at Listed Entities: Mr. Villarreal Morales is a member of the board of directors of Andean Precious Metals, a company listed on the Toronto Stock Exchange, and a member of the board of directors and alternate member of the audit and corporate practices committee of GCC, S.A.B. de C.V., (formerly Grupo Cementos de Chihuahua, S.A.B. de C.V.), a company listed in Mexico.

Other Current Roles: Mr. Villarreal Morales is a member of the advisory board of Arendal (a non-public corporation in the construction industry).

Experience: Mr. Villareal Morales qualifies as a “financial expert” for the purposes related to the Sarbanes-Oxley Act of 2002.

Mr. Villarreal Morales joined Cemex in 1987 as General Legal Director, and subsequently served in various positions, including Executive Vice President of Legal and Advisor to the Chairman of Cemex’s Board of Directors and the Chief Executive Officer until December 2017. Mr. Villarreal Morales was a member of the Corporate Practices and Finance Committee of Cemex’s Board of Directors.

Previously, he served on the board of directors of Banco Bancrea, S.A., Institución de Banca Múltiple, a Mexican bank, on the board of directors and board committees of other listed companies, and as deputy managing director of the regional bank division of Banpaís (now Banorte), where he was responsible for the operation of the bank’s 121 branches, the trust and legal departments.

Until February 2012, he was the secretary of the board of directors of Enseñanza e Investigación Superior, A.C., a non-profit managed by the Instituto Tecnológico y de Estudios Superiores de Monterrey.

He served as Secretary of Cemex’s Board of Directors from 1995 to March 30, 2017.

With over 50 years of professional experience in different countries where Cemex has operations and in Cemex’s governing bodies, in the banking and financial sector, and as a member of the audit committee of other listed companies, Mr. Villarreal Morales provides Cemex’s Board of Directors with key guidance on regulatory and legal matters, as well as international financial transactions and financial and accounting compliance, helping to ensure strict observance of all applicable laws and relevant accounting standards and principles.

Education: Mr. Villarreal Morales holds a B.A. degree in Law from the Universidad Autónoma de Nuevo León, and a Master’s in Finance from the University of Wisconsin-Madison.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

123	Cemex 2025 Integrated Report

Gabriel Jaramillo Sanint (76)

Tenure on Cemex’s Board of Directors: Since 2018.

Tenure on Cemex’s Audit Committee: Since 2023.

Board Membership at Listed Entities: Mr. Jaramillo Sanint is a member of the board of directors of Minerva Foods, a company listed in Brazil.

Other Current Roles: Mr. Jaramillo Sanint is the founder and director of a sustainable economic development program in the Orinoco Basin in Colombia. He is also a member of the board of directors of Centro Hospitalario Tatama (a Colombian non-profit organization), Medicines for Malaria Ventures (a Swiss non-profit organization) based in Geneva, Switzerland, and Banco BTG Pactual, Colombia, and of Aliar, S.A. (an agro-industrial company engaged in pig farming).

Experience: Previously, Mr. Jaramillo Sanint served as chairman of the board of directors and chief executive officer of Santander USA (formerly Sovereign Bank), Banco Santander Brasil, and Banco Santander Colombia, and as CEO of Citibank Mexico, and Citibank Colombia. Since retiring, he has focused on health-related philanthropic work, leading the transformation of the Global Fund to Fight AIDS, Tuberculosis, and Malaria, which raised considerable funds for its cause.

From October 2012 to April 2018, he was a member of the board of directors and chair of the audit committee of Cemex Latam Holdings, S.A., a company listed on the Colombian Securities Exchange at the time.

With an outstanding career of more than 35 years in South America, Mexico, and the United States, Mr. Jaramillo Sanint not only brings to Cemex’s Board of Directors extensive experience in complex financial matters, but also in sustainability, health and safety, as well as corporate social responsibility.

Education: Mr. Jaramillo Sanint holds a B.A. degree in Marketing and an MBA from California State University. In 2015, Mr. Jaramillo Sanint received honorary degrees from the Universidad Autónoma de Manizales in Colombia and Northeastern University.

Isabel María Aguilera Navarro (65)

Tenure on Cemex’s Board of Directors: Since 2019.

Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee: Since 2023.

Board Membership at Listed Entities: Mrs. Aguilera Navarro is a member of the board of directors of Making Science, a corporation listed on BME Growth.

Other Current Roles: Mrs. Aguilera Navarro is an independent consultant and executive in residence at the Esade Business School in Barcelona. She is a member of the board of directors of the Spanish multinational state-owned entity Canal de Isabel II, which manages the water supply infrastructure of Madrid, Spain, and has operations in South America.

Experience: Mrs. Aguilera Navarro was president of General Electric Spain and Portugal from 2008 to 2009, general manager of Google Inc. (now Alphabet) Spain and Portugal from 2006 to 2008, operations director of NH Hotel Group, S.A. from May 2002 to June 2005, and general director of Dell Computer Corporation for Spain, Italy, and Portugal from March 1997 to May 2002. She has also served as an advisor to various Spanish non-profit organizations, including the Instituto de Empresa, and the Asociación para el Progreso de la Dirección. She was a member of the advisory board of Farmaindustria, Ikor, and Pelayo Mutua de Seguros, and a business entrepreneur from 2009 to 2012 at Twindocs International. Previously, she was a board member of Laureate Universities, Indra, Banco BMN, Aegón Seguros, Banca Farmafactoring S.p.A., Hightech Payment System S.A., Lar España, Oryzon Genomics, and Clínica Baviera.

With her experience in multinational corporations in Europe, Mrs. Aguilera Navarro brings to Cemex’s Board of Directors guidance on the overall global business landscape and an informed view on innovation, entrepreneurship, technological and digitalization issues, from customer-centric platforms to organizational processes and essential corporate functions, a key element of Cemex’s digital strategy. In addition, she brings important insights in urban planning and a critical customer influencer, architects.

Education: Mrs. Aguilera Navarro holds a B.A. degree in Architecture and Urban Planning from the Escuela Técnica Superior de Arquitectura de Sevilla (ETSA), an MBA from the IE Business School, a Program for Management Development (PMD) from the IESE Business School, and has a Specialization Diploma in the Metaverse from The Valley Digital Business School in Madrid and a Diploma in Museum Management from ELBS School. Likewise, she completed the Environmental, Social and Governance (ESG) and Corporate Finance for Board Members modules at the Esade Business School in Barcelona.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

124	Cemex 2025 Integrated Report

María de Lourdes Melgar Palacios (63)

Tenure on Cemex’s Board of Directors: Since 2023.

Tenure on Cemex’s Sustainability, Climate Action, Social Impact, and Diversity Committee: Since 2023.

Board Membership at Listed Entities: Dr. Melgar Palacios is a member of the board of directors of Smurfit Westrock Group PLC, an Irish conglomerate incorporated in Ireland, listed on the NYSE and the London Stock Exchange (LSE). Prior to the merger with Westrock, from 2020 to July 2024, she was a member of the board of directors of Smurfit Kappa Group PLC.

Other Current Roles: Dr. Melgar Palacios is a member of the board of directors of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México. She is a researcher affiliated with the Center of Collective Intelligence at the Massachusetts Institute of Technology and nonresident researcher at the Baker Institute Center for Energy Studies. She is a member of the board of directors of Mount Holyoke College (academic institution). Additionally, she is a member of the board of directors of the following non-profit organizations: Global Energy Alliance for People and Planet, the Natural Resource Governance Institute, and Chapter Zero Mexico. Dr. Melgar Palacios is a member of the International Women’s Forum, having chaired the Mexican Local Forum from 2016 to 2018.

Experience: From 1994 to 1996, Dr. Melgar Palacios was Director of Economic Relations with Central America and the Caribbean, and from 1996 to 1997, Counselor at the Permanent Mission of Mexico in the Organization of American States. From 1997 to 2005, she was a career member of the Mexican Foreign Service. From 1998 to 2002, she served as the general director of the International Affairs of the Ministry of Energy, having participated in the strategy and negotiation to stabilize the international oil market, and led the energy sector in the Continental Shelf Delimitation Treaty with the United States in the Western Gulf of Mexico (Doughnut Hole). From 2005 to 2007, she served as Minister at the Mexican permanent mission to the Organization for Economic Co-Operation and Development (OECD), overseeing the coordination of various topics and representing Mexico in meetings regarding matters such as corporate governance, anticorruption, sustainable development, among others. Subsequently, during the process of design, negotiation, and implementation of the Energy Reform of 2013, she served as Undersecretary of Electricity from December 2012 to February 2014 and as Undersecretary of Hydrocarbons from February 2014 to July 2016, at the Ministry of Energy of Mexico. Dr. Melgar Palacios also held the Robert E. Wilhelm chair at the Massachusetts Institute of Technology.

Her academic and professional experience, as well as her experience in nonprofit organizations and matters related to energy, sustainability, climate action, and corporate governance, provides Cemex’s Board of Directors with a unique perspective on said matters, all of which are key components for Cemex’s future.

Education: Dr. Melgar Palacios holds a B.A. in International Relations and Comparative Literature from Mount Holyoke College and studied at the Paris Institute of Political Studies (Sciences Po). She completed diplomatic studies at the Instituto Matías Romero de Estudios Diplomáticos, graduating as a member of the 1997 class of the Mexican Foreign Service. She also holds a Master’s and a PhD in Political Science with a specialization in Political Economy, both from the Massachusetts Institute of Technology.

Isauro Alfaro Alvarez (68)

Tenure on Cemex’s Board of Directors: Since 2025.

Tenure on Cemex’s Corporate Practices and Finance Committee: Since 2025.

Board Membership at Listed Entities: Mr. Alfaro Alvarez is a member of the board of directors of Regional, S.A.B. de C.V. a Mexican financial institution, and an independent member of the investments committee of Finsa Real Estate Management III, S. de R.L. de C.V., an issuer of development capital certificates, both listed in Mexico.

Experience: Mr. Alfaro Alvarez is a founding partner of Alfaro, Dávila y Scherer, S.C., a leading firm in Mexico in mergers and acquisitions and debt restructuring. He was chief executive officer of Credit Suisse Mexico, co-chief executive officer of Donaldson, Lufkin & Jenrette in Mexico and chief executive officer of Salomon Brothers Mexico. With his extensive experience in the financial and business sectors, Mr. Alfaro Alvarez brings to Cemex’s Board of Directors deep knowledge of mergers and acquisitions, project and investment analysis, business development and management, as well as in finance and economics, providing insight for Cemex as it pursues its growth strategy as well as balancing value creation for Cemex’s different stakeholders.

Education: Mr. Alfaro Alvarez holds a B.S. degree in Mechanical Engineering and Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey, and an MBA from The Wharton School of the University of Pennsylvania.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

125	Cemex 2025 Integrated Report

Board of Directors Skills Matrix

The following table summarizes the skills and experience that members of Cemex’s Board of Directors contribute to the company, encompassing both general competencies and environmental, social, and governance (ESG) related expertise.

Each year, Cemex, supported by external advisors, prepares a questionnaire that all Board members are required to complete, covering their biographies, skills, and areas of expertise. Upon completion, Cemex’s Legal department reviews and validates the information using publicly available sources. The consolidated biographies, skills, and expertise are then reviewed by the Chairman and Secretary of the Board of Directors, as well as the company’s Chief Executive Officer, prior to disclosure.

For a full list of skills, please refer to the full Board of Directors Skills Matrix on page 242 of this report.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

126	Cemex 2025 Integrated Report

Board Committees

In performing its functions, our Board of Directors is aided by three committees with specialized areas of expertise. These Committees provide counseling and advice and may handle specific tasks on our Board of Directors’ agenda.

The members of our Audit Committee, Corporate Practices and Finance Committee, and Sustainability, Climate Action, Social Impact, and Diversity Committee are appointed by our shareholders. For the full description of each of the Board Committee responsibilities, please refer to our annual report on Form 20-F located at our website at www.cemex.com.

AUDIT COMMITTEE

Ramiro Gerardo Villarreal Morales – Chair, Everardo Elizondo Almaguer, Gabriel Jaramillo Sanint

In accordance with Mexican law and our company’s bylaws, all members of the Audit Committee, including its chair, must be independent directors. In addition, as a company listed on the NYSE, Cemex is required to have Audit Committee members with significant financial expertise. As of 2025, two members of our Audit Committee met the qualifications of a financial expert as defined by SOX. For detailed information on the skillset of our Audit Committee, please refer to the Board of Directors Skill Matrix on page 242 of this report.

During 2025, the Audit Committee met four times with meeting attendance of 100%.

To aid our Board of Directors in overseeing the main risks to which Cemex is exposed, the Audit Committee periodically reviews an Operational Risk Assessment that focuses on identifying those areas where deficiencies in our controls exist or are more likely to exist, their potential financial impact and the probability of the adverse impact materializing. The Audit Committee members provide guidance on managing these financial and compliance-related risks, aligning with Cemex’s overall risk management strategy.

Responsibilities:

∎	Evaluating internal controls and procedures and identifying deficiencies;

∎	Following up with corrective and preventive measures in response to breaches of operational and accounting guidelines and policies;

∎	Evaluating the performance of external auditors and analyzing the reports, opinions, and other information issued by such external auditors;

∎	Describing and valuing non-audit services performed by external auditors;

∎	Reviewing financial statements and determining if their approval should be recommended to the Board of Directors;

∎	Informing the Board of Directors of the state of the company’s internal controls, internal audit, and accounting systems, including any breaches detected;

∎	Supporting the Board of Directors in producing different reports submitted to the shareholders;
∎	Assessing the effects of any modifications to the accounting policies approved during any fiscal year;

∎	Overseeing measures adopted as a result of any observations made by shareholders, directors, executive officers, employees or any third parties with respect to accounting, internal control, and internal and external audit, as well as any complaints regarding management irregularities;

∎	Supervising complaints raised by employees, third parties, and other stakeholders to report ethical, corruption, and/or compliance matters utilizing confidential methods and other whistleblowing mechanisms through Cemex’s reporting system, and of disciplinary measures taken;

∎	Ensuring compliance by the Chief Executive Officer with the resolutions adopted by the shareholders and Board of Directors;

∎	Analyzing the risks identified by independent auditors, and the accounting, internal control, and process assessment areas;

∎	Reviewing the state of Cemex’s compliance systems and measures taken to strengthen them;

∎	Reviewing main regulatory matters and legal proceedings, and compliance with applicable securities laws and regulations in Mexico and in the United States; and

∎	Reviewing internal audits and deficiencies around operative risks, and approval of evaluation plans to mitigate operative risks and self-audits.

Certain matters dealt with during 2025:

∎	Review of cybersecurity and artificial intelligence information, risks, and internal controls;

∎	Review of the most relevant transactions and matters during the 2025 calendar year;

∎	Reviewed and monitored the restrictions on conducing transactions with certain Mexican financial institutions imposed by the Financial Crimes Enforcement Network (FinCEN) of the United States Department of the Treasury; and Reviewed and assessed impact of accounting standards that are in the process of being amended, including IFRS 18 and PCAOB (QC 1000).

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

127	Cemex 2025 Integrated Report

CORPORATE PRACTICES AND FINANCE COMMITTEE

Francisco Javier Fernández Carbajal – Chair, Rodolfo Manuel García Muriel, Isauro Alfaro Alvarez

In accordance with Mexican law and our company’s bylaws, all members of the Corporate Practices and Finance Committee, including its chair, must be independent directors. During 2025, the Corporate Practices and Finance Committee met six times with meeting attendance of 100%. For detailed information on the skillset of our Corporate Practices and Finance Committee, please refer to the Board of Directors Skill Matrix on page 242 of this report.

To aid our Board of Directors in overseeing the main risks to which Cemex is exposed, the Corporate Practices and Finance Committee reviews and discusses Cemex’s Risk and Opportunity Agenda at least once a year. This Global Risk Agenda outlines key risks and opportunities that may impact the company’s strategic priorities across the short term (1 year), medium-term (1-5 years), and long-term (5+ years). This agenda considers risks at country, regional, and corporate levels, including, but not limited to:

∎	Financial risks (FX, interest rates, refinancing, liquidity)

∎	Economic risks

∎	Political and geological risks

∎	Business planning risks (M&As, acquisitions/divestments, growth strategy)

∎	Competitive dynamics (market share, pricing)

∎	Regulatory and compliance risks

∎	Legal risks

∎	Sustainability risks (climate, human rights, environmental, social, and governance)

∎	Supply chain risks

∎	Cybersecurity risks

The Committee members are responsible for providing insights and direction on managing these risks and opportunities, as well as overseeing the effectiveness of Cemex’s risk management system.

Responsibilities:

∎	Performing the role of a nomination and compensation committee, mainly by evaluating the employment and compensation of our Chief Executive Officer and Chairman of the Board of Directors and reviewing the hiring and compensation policies for our senior management;

∎	Supporting the Board of Directors in producing different reports and opinions submitted to the shareholders;

∎	Reviewing unusual or material transactions;

∎	Reviewing different policies, including those regarding the use of corporate assets;

∎	Evaluating financial plans, merger and acquisition opportunities, as well as asset sales, financial and related transactions;

∎	Reviewing the variable compensation plans and results of variable compensation in the different business units;

∎	Reviewing proposals on donations, related party transactions, conflict of interest, authorizations to acquire equity securities representing Cemex’s capital stock in compliance with the measures regarding equity thresholds in Cemex set forth in Cemex’s by-laws, derivative transactions, among other matters and recommendations to the Board of Directors;

∎	Evaluating waivers granted to directors, senior management, and certain other persons to participate in and benefit from corporate opportunities; and

∎	Reviewing the financial strategy and its implementation and financial plans.

Certain matters dealt with during 2025:

∎	Recommended to the Board of Directors the appointment of Cemex’s Chief Executive Officer and oversaw various organizational changes that included the appointment of several members of senior management;

∎	Reviewed our growth strategy, portfolio rebalancing, advances in divestments, growth in certain markets and business segments, implementation of Project Cutting Edge, financial transactions, and Cemex’s global risk agenda;

∎	Review of the 2025 budget and the 2025 financial plan proposed to Cemex’s Board of Directors;

∎	Review of the annual and variable compensation of Cemex’s Chairman of the Board of Directors and Cemex’s Chief Executive Officer for the year 2025, as well as the variable compensation of senior managers and different business units;

∎	Review of pension fund status;

∎	Review of the Global Risk Agenda for the period 2025-2026.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

• Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

128	Cemex 2025 Integrated Report

SUSTAINABILITY, CLIMATE ACTION, SOCIAL IMPACT, AND DIVERSITY COMMITTEE

Armando J. García Segovia – Chair, Marcelo Zambrano Lozano, Isabel María Aguilera Navarro, María de Lourdes Melgar Palacios

During 2025, the Sustainability, Climate Action, Social Impact, and Diversity Committee met four times with meeting attendance of 100%. For detailed information on the skillset of our Sustainability, Climate Action, Social Impact, and Diversity Committee, please refer to the Board of Directors Skill Matrix on page 242 of this report.

The Sustainability, Climate Action, Social Impact and Diversity Committee reviews and discusses Cemex’s Sustainability Risk and Opportunity Agenda at least once a year. This Sustainability Risk and Opportunity Agenda identifies key sustainability-related risks and opportunities that could impact Cemex’s sustainability priorities, including but not limited to our Future in Action and social impact strategies, over the short-term (1 year), medium-term (1-5 years), and long-term (5+ years). This agenda considers environmental, social, and governance (ESG) concerns at the local, regional, and corporate levels, covering a broad range of risks, including, but not limited to:

∎	Environmental risks: Air emissions (including CO2), water availability and cost, sustainability regulations.

∎	Social risks: Community relationships, business ethics, human rights, health and safety, talent attraction and retention.

∎	Governance and operational risks: ESG disclosure, public sustainability targets, cybersecurity, availability and cost of traditional and alternative energy sources, natural disasters, and sustainability-related products and solutions.

The Committee members are responsible for providing insights and direction on managing these sustainability risks and opportunities, seeking alignment with Cemex’s overall risk management strategy.

Responsibilities:

∎	Overseeing sustainability and social responsibility policies, strategies and programs;

∎	Reviewing Cemex’s sustainability risk agenda;

∎	Supporting and overseeing the implementation of our Human Rights program, including our Human Rights policy;

∎	Evaluating the effectiveness of sustainability and climate action, social impact, and diversity programs, goals, and initiatives;

∎	Identifying the main risks concerning sustainability-related matters and overseeing mitigation actions;

∎	Endorsing a model of sustainability, priorities, and key indicators, including our Future in Action climate action and nature program;

∎	Review of the structure of, content and overall performance set forth in Cemex’s integrated reports;

∎	Reviewing notes to the financial statements related to Cemex’s climate action, as well as on CO2 emissions and sustainable financing, if any;

∎	Reviewing the progress in achieving our sustainability objectives;

∎	Reviewing the communication strategy in sustainability issues;

∎	Providing assistance to the Chief Executive Officer and senior management team regarding the strategic direction on sustainability and social responsibilities model; and

∎	Providing assistance to the Corporate Practices and Finance Committee as needed on diversity matters.

Certain matters dealt with during 2025:

∎	Reviewed and updated Cemex’s “Future in Action” current climate action and nature program;

∎	Review of Cemex’s 2024 Integrated Report structure, content, and overall performance, presented in March 2025;

∎	Review of key sustainability performance indicators (e.g., climate action, health and safety, water and biodiversity, circular economy, and social impact), of benchmarking with industry peers, and of Cemex’s ESG rankings and ratings;

∎	Review of the 2025-2026 sustainability risk agenda;

∎	Review of the progress in achieving Cemex’s sustainability objectives for 2025 and 2030; and

∎	Review of the communication strategy in sustainability issues

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

• Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

129	Cemex 2025 Integrated Report

Executive Committee

Our CEO and members of our Executive Committee execute our strategy and oversee the day-to-day operations of our company while constantly interacting with our Board of Directors and certain stakeholders.

Jaime Muguiro Domínguez (57)

Chief Executive Officer (since 2025)

Mr. Muguiro Domínguez has held several executive positions in the Strategic Planning, Business Development, Ready-Mix Concrete, Aggregates and Human Resources areas. He was in charge of several of Cemex’s operations, including the former Mediterranean Region, the South, Central America, and the Caribbean region, and, prior to assuming the role of Chief Executive Officer, he served as President of Cemex USA. He also served as Chief Executive Officer of CLH, a company that was listed on the Colombian Stock Exchange. He currently serves as a member of the board of directors of Axtel, S.A.B. de C.V. and GCC, S.A.B. de C.V., both of which are Mexican companies listed on the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“BMV”).

Mr. Muguiro Domínguez holds a B.A. degree in Management from San Pablo CEU University in Madrid, Spain, and a Law degree from the Universidad Complutense de Madrid, Spain. He also holds an MBA from the Massachusetts Institute of Technology in Cambridge, Massachusetts, and a Master’s degree in Taxation and Tax Law from the Centro de Estudios Financieros de Madrid, Spain.

Maher Al-Haffar (67)

Executive Vice President of Finance and Administration

and Chief Financial Officer (CFO) (since 2020)

Mr. Al-Haffar has held several executive positions, including Managing Director of Finance, Head of Investor Relations, and most recently, Executive Vice President of Investor Relations, Corporate Communications and Public Affairs.

Additionally, he is a member of the UN Global Compact CFO Coalition for the SDGs, was a member of the NYSE Advisory Board and, before joining Cemex, he spent 19 years with Citicorp Securities Inc. and with Santander Investment Securities as an investment banker and capital markets professional.

As Executive Vice President of Finance and Administration and Chief Financial Officer, he is the Head of the Finance Department.

Mr. Al-Haffar holds a B.S. degree in Economics from the University of Texas and a Master’s degree in International Relations and Finance from Georgetown University.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

• Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

130	Cemex 2025 Integrated Report

Louisa (Lucy) P. Rodriguez (66)

Executive Vice President of Investor Relations,

Corporate Communications and Public Affairs (since 2021)

Ms. Rodriguez has held several executive positions at Cemex prior to assuming her role as Executive Vice President of Investor Relations, Corporate Communications and Public Affairs. Ms. Rodriguez plays a central role in supporting Cemex’s strategic priorities, capital markets positioning and corporate reputation, including communications related to financial performance, capital allocation, sustainability and regulatory matters. She brings over 25 years of experience in international finance and capital markets.

Prior to joining Cemex, Ms. Rodriguez held senior positions in investment banking and capital markets at Citibank and Santander. Additionally, she has served on the board of directors of several private and public companies. Currently, she sits on the board of directors of BDT & MSD Investment Corp, a $5 billion private credit fund in the U.S. In her early career, she also worked for KPMG, and she was previously a Certified Public Accountant.

Ms. Rodriguez holds a B.A. degree in Economics from Trinity College (Hartford, CT.), an MBA from New York University, and a Master’s from Columbia University School of International and Public Affairs.

José Antonio González (55)

Executive Vice President of Strategic Planning and Business Development (since 2020)

Mr. González Flores has held executive positions in the areas of Finance, Administration, Strategic Planning, and Corporate Communications and Public Affairs. Additionally, Mr. González Flores is a member of the board of directors of GCC and is an alternate director of the board of directors of Axtel, S.A.B. de C.V.

Mr. González Flores holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Stanford University.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

• Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

131	Cemex 2025 Integrated Report

Luis Hernández (62)

Executive Vice President of Digital and Organization Development (since 2020)

Mr. Hernández Echávez has held senior management positions in Strategic Planning and Human Resources. In his current position, he heads the areas of Organization and Human Resources, Information Technology and Digital Innovation, as well as Cemex Ventures.

Mr. Hernández Echávez holds a B.S. degree in Civil Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey, a Master’s degree in Civil Engineering, and an MBA from the University of Texas at Austin.

Ricardo Naya Barba (53)

Executive Vice President of Sustainability and Operations Development (since 2025)

Mr. Naya Barba has nearly 30 years of experience at Cemex. As Executive Vice President of Sustainability and Operations Development, he has global responsibility for the sustainability agenda, innovation, operational excellence, and the development of new business capabilities. In January 2026, his role was expanded to include oversight of Cemex Ventures.

Previously, he served as President of Cemex Mexico for more than six years, as well as President of Cemex’s operations in Colombia, Poland and the Czech Republic. In these roles, he promoted initiatives focused on operational efficiency, strengthening financial performance, and the adoption of sustainability and corporate governance practices.

He also has extensive commercial experience, having been responsible for the commercial area of Cemex Mexico, where he led growth, differentiation, and customer approach strategies. In addition, he has built a solid career in Strategic Planning, having served as Vice President of Planning for the United States, South, Central America and the Caribbean regions, as well as for Europe, the Middle East and Asia, actively participating in defining long-term strategies, capital allocation, innovation, and business model transformation.

Mr. Naya Barba holds a B.A. degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from the Massachusetts Institute of Technology.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

• Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

132	Cemex 2025 Integrated Report

Mauricio Doehner Cobián (51)

Executive Vice President of Corporate Affairs (since 2021)

Mr. Doehner Cobián has held several executive positions in areas such as Strategic Planning and Enterprise Risk Management for Europe, Asia, the Middle East, South America and Mexico, and most recently, Executive Vice President of Corporate Affairs, Enterprise Risk Management and Social Impact.

Additionally, he has also worked in the public sector within the office of the Mexican Presidency. Mr. Doehner was president of the Mexican National Cement Chamber (Cámara Nacional del Cemento) between 2017 and 2019, Vice President of the Transformation Industry Chamber (CAINTRA—Cámara de la Industria de Transformación) between 2012 and 2013. He is currently Vice President of Social Responsibility and Vertebration of the Mexican Employers Confederation (COPARMEX—Confederación Patronal de la República Mexicana), and member of the board of directors of Vista Oil & Gas, S.A.B. de C.V., Trust for the Americas, Instituto Tecnológico y de Estudios Superiores de Monterrey’s Escuela de Ciencias Sociales y Gobierno (formerly EGAP), and Museo de Arte Contemporáneo de Monterrey, A.C.

Mr. Doehner Cobián holds a B.A. degree in Economics from the Instituto Tecnológico y de Estudios Superiores de Monterrey, an MBA from Instituto Panamericano de Alta Dirección de Empresas (IPADE) and IESE Business School of the University of Navarra in Madrid, and a Master’s in Public Administration from Harvard University.

José Antonio Cabrera Guerra (53)

President of Cemex Europe, Middle East, Africa & Asia (since 2025)

Mr. Cabrera Guerra has held various executive positions within Cemex, including Director of Planning Projects in Spain, Vice President of Strategic Planning for the Asia, Middle East, and Africa regions, and more recently, President of Cemex Dominican Republic, Puerto Rico, and Haiti.

From 2022 to 2025, Mr. Cabrera Guerra served as Vice Chairman of the board of directors of TCL. In the Dominican Republic, he also served on the board of directors of the Association of Industries of the Dominican Republic, the Association of Foreign Investment Companies, the Dominican-Mexican Chamber of Commerce and Investment, and, from 2023 to 2025, he served as vice president of the Dominican Association of Portland Cement Producers

Mr. Cabrera Guerra holds a B.S. degree in Physics from Universidad de La Laguna, Spain, and an MBA from IE Business School, in Madrid.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

• Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

133	Cemex 2025 Integrated Report

Jesús Vicente González Herrera (60)

President of Cemex U.S. (since 2025)

Mr. González Herrera has held several senior positions, including Corporate Director of Strategic Planning, Vice President of Strategic Planning in Cemex USA, President of Cemex Central America, President of Cemex U.K., Executive Vice President of Sustainability, Commercial and Operations Development; and, more recently, President of Cemex South, Central America and the Caribbean.

Mr. González Herrera holds a B.S. and an M.Sc. in Naval Engineering, both from the Polytechnic University of Madrid and an MBA from IESE—University of Navarra, Barcelona.

Sergio Mauricio Menéndez Medina (55)

President of Cemex Mexico (since 2025)

Mr. Menéndez Medina has held several executive positions, including Director of Planning and Logistics in Asia, Corporate Director of Commercial Development, President of Cemex Philippines, Vice President of Strategic Planning for the Europe, Middle East, Africa and Asia region, President of Cemex Egypt, Vice President of Infrastructure Segment and Government Sales in Mexico, Vice President of Distribution Segment Sales in Mexico, and most recently, as President of Cemex Europe, Middle East, Africa and Asia.

Mr. Menéndez Medina holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from Stanford University.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

• Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

134	Cemex 2025 Integrated Report

Alejandro Alberto Ramírez Cantú (58)

President of Cemex South, Central America and the Caribbean (since 2025)

Mr. Ramírez Cantú has held various executive positions within Cemex in the areas of Strategic Planning and country and regional presidencies, including Director of Cemex Thailand, Director of Cemex Puerto Rico, Peru and Argentina, Director of Cemex Costa Rica, Director of Cemex Caribbean Cluster, and most recently, President of Cemex Colombia and Peru.

Additionally, from 2014 to 2024, he served as Interim Chief Executive Officer of TCL.

Mr. Ramírez Cantú was president of the Colombian Chamber of Cement and Concrete from 2023 to 2025, and, from 2017 to 2020, he was president of the Interamerican Cement Federation. He also worked at Booz, Allen & Hamilton from 1994 to 2000, rising to the position of director, and previously served as head of strategic planning at Vitro from 1990 to 1992.

Mr. Ramírez Cantú holds a B.S. degree in Industrial Engineering from the Instituto Tecnológico y de Estudios Superiores de Monterrey and an MBA from the Wharton Business School of the University of Pennsylvania.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

• Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

135	Cemex 2025 Integrated Report

Executive Compensation4

In 2025, we paid an aggregate amount of US$56 million in compensation to the members of our Board of Directors and our senior management. Members of our Board of Directors are compensated in a fixed amount based on participation in meetings of our Board of Directors, which is approved each year at our Ordinary General Shareholders Meeting. The Chairman of our Board of Directors is compensated in a similar manner as our senior management.

The following table discloses the amount of compensation paid to our Senior Management for the years ended December 31, 2025, 2024, and 2023:

Year	Average Total Compensation(1)(2)	Average Adjusted Compensation(1)(3)	Consolidated Net Income (Loss) (Millions of Dollars)	Most significant financial measure

2025	3.3 million	7.6 million	970	CVA

2024	3.7 million	4.6 million	960	CVA

2023	5.0 million	7.6 million	199	CVA

(1)

Our Senior Management includes our Executive Committee members, our Chief Comptroller, our Senior Vice President of Legal and, for purposes of this report, our Vice President of Global Enterprise Services. Additionally for 2025 the amount includes former CEO and former Vice President of Controllership. In 2024 and 2023, our Senior Management includes our Executive Committee members, our Vice President of Comptrollership and our Senior Vice President of Legal at the time.

(2)

The amount of “Average Total Compensation paid to our Senior Management” includes paid salary, bonuses, stock awards, (including, but not limited to, our Key Value Positions Plan (“KVP Plan”) and the Performance Plan, as defined below), our Variable Compensation Plan (“VCP”), and other compensation benefits.

(3)

The “Average Adjusted Compensation” paid to our Senior Management is the Average Total Compensation paid to our Senior Management, adjusted to consider the addition or subtraction, as applicable, of equity award value as follows: (i) for awards granted in the covered fiscal year which are outstanding and unvested at year end, the fair value as of the end of the applicable year; (ii) for awards granted in prior fiscal years that are outstanding and unvested at the end of the applicable year, the amount equal to the change in fair value as of the end of the applicable year (from the end of the prior year); (iii) for awards granted in the applicable year that vest in the year of the grant, the fair value as of the vesting date; and (iv) for awards granted in prior years that vest during the applicable year, the amount equal to the change in fair value as of the vesting date (from the end of the year).

Variable Compensation Plan

The Variable Compensation Plan available to our senior management takes into account performance metrics that include a combination of the employee’s business unit, regional and consolidated global results as compared to the company’s specific annual target goals, including certain health and safety and sustainability-related factors.

Health and Safety, our number one value, is a foundational consideration in executive performance assessments. Health and safety outcomes are embedded in performance management processes and are considered in both variable compensation decisions and career advancement, reinforcing leadership accountability for safe operations and the wellbeing of employees and contractors.

Since 2022, our Variable Compensation Plan includes a new CO2 Emissions Component related to carbon reduction goals that could have an impact ranging from -10% to +10% in the total cash payout of the annual Variable Compensation Plan. As of December 31, 2025, 4,500 executives participated in the VCP. During 2025, the variable compensation payment to employees was US$100.3 million. Business unit’s payout may vary according to their respective results.

Beginning in 2026, our variable compensation program will evolve to reflect our performance-driven culture and alignment to shareholder returns. Metrics will transition from Cash Value Added (CVA) to a combination of Earnings Before Interest and Taxes (EBIT), Free Cash Flow (FCF), and CO2 emissions, with Total Shareholder Return (TSR) applied as a modifier. The inclusion of FCF per share as a performance metric for members of senior management is subject to Board approval. These updated metrics apply to variable compensation performance for fiscal year 2026, which payments are expected to be made in 2027.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

• Executive Committee

Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

136	Cemex 2025 Integrated Report

Restricted Stock Incentive Plan

Our eligible employees receive equity-based and cash awards generally by being allocated a specific number of restricted equity securities as variable compensation to be vested over a four-year period. We have four compensation programs that conform to our Restricted Stock Incentive Plan: (1) the Ordinary Plan, whose annual award is calculated based on the result of the gross annual guaranteed compensation of the participants in dollars as of May 31 of each calendar year, times a management factor that, depending on the level of the participant, ranges from 10% to 55%, divided by the last 90-day average closing price in dollars of Cemex’s CPOs or ADSs, as applicable, as of June 30 of such calendar year; (2) the Key Value Positions Plan, which includes executives in key-value positions and whose annual award is based on the result of the variable cash compensation bonus in dollars paid in the prior year to these participants and divided by the last 90-day average closing price in dollars of CPOs or ADSs, as applicable, as of April 15 of each calendar year; (3) the Performance Plan, a long-term performance plan with compensation based on Cemex’s total shareholder return versus peer groups and vesting occurring at the end of 3 years in a single 100% block; and (4) the Extraordinary Management Grant, granting a specific number of CPOs or ADSs, as applicable, to each of the participants. The number of equity securities awarded under the Extraordinary Management Grant are calculated based on the gross annual guaranteed compensation of the participants in dollars as of May 31, times a management factor, and divided by the last 90-day average closing price, converted into Dollars, of CPOs or ADSs, as applicable, as of July 1.

In 2024, we began implementing the amendments made to our Restricted Stock Incentive Plan in 2023, which allowed for the granting and vesting of awards in ADSs, among other matters.

Extraordinary Management Grant

Our Extraordinary Management Grant is a retention program offered at the Company’s sole discretion to a selected number of employees that do not participate in the Ordinary Plan, Key Value Positions Plan, or the Performance Plan. Under the Extraordinary Management Grant, vesting occurs at the end of three years in a single 100% block, at which time the resulting number of CPOs or ADSs, as applicable, become unrestricted immediately. Since the Extraordinary Management Grant came into effect in 2022 and there is a three-year vesting period, as of December 31, 2025, only 0.2 million ADSs granted in 2022 have vested under the Extraordinary Management Grant.

Compensation of Cemex, S.A.B. de C.V.’s Chief Executive Officer and Senior Management

The base salary of the Chairman of our Board of Directors is 22% fixed and 78% variable. The competitiveness of our executive compensation structure, as well as the mix between base and variable and short-term and long-term compensation, is reviewed every two years by an external firm specializing in multinational risk management, insurance brokerage, and company advisory. The total compensation (including fixed and variable compensation) of the Chairman of our Board of Directors and Chief Executive Officer is approved every year by the Corporate Practices and Finance Committee of our Board of Directors, which is integrated by three independent Board members.

Compensation of Cemex, S.A.B. de C.V.’s Chief Executive Officer and Senior Management(1)

Full Year 2025-Chief Executive Officer	%

Salary	17

Short-Term Performance Bonus (Cash)	18

Long-Term Performance Bonus (Restricted Stock)	37

Long-Term Performance Shares	28

100

Full Year 2025-Senior Management	%

Salary	37

Short-Term Performance Bonus (Cash)	23

Long-Term Performance Bonus (Restricted Stock)	22

Long-Term Performance Shares	18

100

(1)	For purposes of this table, information regarding our Senior Management does not include data pertaining to our Chief Executive Officer.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

• Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

137	Cemex 2025 Integrated Report

Ethics and Compliance

Acting With Integrity is a Core Value,

Foundational Expectation

At Cemex, we are committed to conducting our business in compliance with applicable laws, regulations, and corporate policies, controls and procedures, while upholding the highest ethical standards. These principles are embedded in our Code of Ethics and Business Conduct, which all employees are required to ratify periodically. To reinforce awareness and accountability, employees must acknowledge and certify their participation in training sessions and pathways covering anticorruption, international sanctions and other mandatory compliance topics. These mechanisms help achieve a consistent understanding of our ethical expectations and regulatory obligations across the organization.

Cemex’s commitment to compliance and ethical behavior is clearly communicated by our company’s senior leadership. Our values and ethical standards are conveyed across the organization through a comprehensive set of mechanisms, including:

∎	ongoing internal communications and awareness campaigns

∎	training programs

∎	Code of Ethics and Business Conduct

∎	related corporate policies

∎	established controls and procedures

∎	regular internal meetings and audits that reinforce ethical expectations and accountability

Acting with integrity is one of Cemex’s core values and a foundational expectation guiding our everyday interactions. This value is essential for Cemex’s sustained success in fostering a workplace environment in which our people can thrive. ETHOS compliance is currently used to determine employee eligibility for specific grants, benefits, and development opportunities, reinforcing accountability and alignment with our values across the organization.

Global Ethics and Compliance Programs

Represent Best Practices

Our governance best practices include robust global compliance, audit, and training programs, as well as initiatives on ethical business dealings.

Cemex’s Global Ethics and Compliance Programs incorporate risk analysis, due diligence and third-party risk management, training programs, legal audits and investigations, and global communication campaigns at all levels of our organization.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

• Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

138	Cemex 2025 Integrated Report

Ethics and Compliance Structure

Responsible for analyzing local and global compliance risks. Performs risk oversight, including risk identification, monitoring, assessment, reporting and mitigation. Follows up on risk mitigation measures. Conducts investigations of complaints regarding ethics-related issues (where applicable). Internal Control Responsible for implementing controls and compliance with policies and procedures. Deploys an internal control model to reduce risk exposure and the likelihood of material deficiencies in the processes governing our company’s operations. Oversees the implementation of controls and compliance with policies. Conducts investigations of complaints regarding ethics-related issues (where applicable). Enterprise Risk Management Responsible for analyzing local and global compliance risks. Performs risk oversight, including risk identification, monitoring, assessment, reporting, and mitigation. Follows up on risk mitigation measures. Conducts investigations of complaints regarding ethics-related issues (where applicable). Human Resources Global HR prepares and updates, together with other areas, our Code of Ethics and Business Conduct. Global HR coordinates and manages the local ETHOS Committees. Global HR is responsible for the global administration of our ETHOSline and case dissemination to local committees. Communicates and provides training on ethics-related matters and Cemex values. Conducts investigations of complaints regarding ethics-related issues (where applicable). Process Assessment3 Responsible for conducting internal audits of controls and compliance with policies. Conducts worldwide internal audits. Performs SOX audit management tests. Conducts investigations of complaints regarding ethics-related issues (where applicable). Global Enterprise Services2 Delivers business services to Cemex operations while complying with both our internal and external control requirements and corporate governance model. Performs part of the internal control responsibilities such as Sarbanes-Oxley Act (SOX) testing, following up on remediation plans, and performing change management tests. Conducts investigations of complaints regarding ethics-related issues (where applicable).

1	Committees are composed of representatives of each Compliance Organization functional area, one or two commercial operation representatives, and a local ETHOS administrator.
2	Participates in local ETHOS Committees only when there is no internal control function directly in such business unit.
3	Only participates in the Global Ethics and Compliance Committee, ETHOS Group, and Corporate ETHOS Committee.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

• Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

139	Cemex 2025 Integrated Report

Global Ethics and Compliance Programs Matters

Cemex maintains global and local policies, controls, procedures, guidelines, and processes, including due diligence and third-party risk management frameworks to support ethical conduct and regulatory compliance across our operations. These mechanisms address the following key topics:

∎	Bribery and Corruption

We emphasize a zero-tolerance stance on bribery and corruption.

∎	Conflicts of Interest

We have the duty to act in accordance with Cemex’s best interests and not our own personal interests.

∎	Data Protection and Privacy

We comply with applicable legal requirements regarding personal data and the rights of data subjects.

∎	Discrimination

We do not treat an individual or group unfavorably based on race, sex, color, national or social origin, religion, age, disability, sexual orientation, political opinion, or any other status protected by applicable law.

∎	Free and Fair Competition

We are committed to conducting our business in accordance with principles of fair trade and competition in the countries where we operate.

∎	Harassment

We build a culture where everyone feels safe, included, and valued. We prohibit discrimination, harassment, and bullying of any kind.

∎	Insider Trading

We regulate the use of Cemex’s material nonpublic information in accordance with applicable securities laws and issue quiet period notices to relevant employees during sensitive times.

∎	International Trade

We follow applicable trade control, economic sanctions, and anti-boycott laws wherever we operate and incorporate sanctions screening into our due diligence to avoid transactions with blacklisted or sanctioned individuals, entities, or countries.

∎	Money Laundering

We are committed to preventing money laundering and terrorist financing through risk-based due diligence on business partners and transactions.

∎	Related Party Transactions

We review, report, and evaluate related party transactions in accordance with applicable regulations and market practices, leveraging in our Conflict of Interest process.

∎	Retaliation

We strictly prohibit retaliation against anyone who reports concerns in good faith or who participates in an investigation.

∎	Third Parties

We conduct due diligence on third parties to verify they are reputable and aligned with our values.

To learn more about our policies, please visit our website

Business Ethics and Compliance Training

At Cemex, training serves as a fundamental pillar supporting our core value to Act with Integrity and reinforcing our comprehensive ethics and compliance framework.

Our integrated training ecosystem combines mandatory ethics and compliance education with specialized programs designed to address evolving regulatory requirements and industry challenges, while at the same time considering the risk levels to which certain operations may be exposed to be because of their geography. In 2025, we divested our operations in the Dominican Republic and in Panama, reducing our exposure to certain medium risk geographies. Training is delivered both online, through Cemex University and other e-learning platforms, and in instructor-led formats, reaching employees across all regions. This approach reinforces our ETHOS program principles and supports high standards of business conduct across our operations.

Employees across all our operations participated in one or more ethics and compliance training sessions during 2025.

2025 Ethics and Compliance Training Programs

Training Program	Employee Training Completions	External Training Completions	Total Training Hours

Ethics	1,221	1,199	2,063

Compliance	2,576	185	3,263

Other Specialized Programs	153	6	401

Cemex University Pathways and Online Courses

Anti-Corruption	71	2	36

Antitrust	2,402	100	4,864

ETHOS Series	4,057	334	6,597

Onboarding for New Hires	1,036	118	639

Other	50	1	48

Our Values	64	5	44

Sanctions and Trade Controls	661	6	91

Harassment Prevention	1,437	1,227	1,788

Ethics in Leadership	614	8	509

Employees may complete multiple training programs throughout the year. There are no duplicate counts within individual program categories, but employees may appear across multiple categories as they complete required annual training sessions.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

• Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

140	Cemex 2025 Integrated Report

Our 2025 training programs encompassed the following areas:

Ethics training Covers our Code of Ethics and Business Conduct, inclusive leadership, and sexual harassment and workplace violence prevention. Compliance training Addresses antitrust, anti-money laundering, anti-corruption, conflicts of interest, sanctions and trade controls, insider trading, and third-party risk management. Other specialized programs Focuses on emerging business needs, such as data privacy, foreign terrorist organizations (FTOs) and cartels, and information security.

Cemex University pathways and online courses grouped under “Other” covered additional ethics and compliance-related topics, including AI ethics, data privacy, data retention, due diligence best practices, and unconscious bias.

External training completions refer to completions by non-Cemex employees and/or third parties such as suppliers, contractors, service providers, among others.

Reporting and Investigations

ETHOSline is our main intake channel, accounting for 91% of the reports we receive. At Cemex, we prioritize a trusted reporting system for ethics and compliance concerns. Employees, stakeholders, or third parties can raise issues via our online portal, email, phone line, or other reporting channels, including local and global committees. We strongly encourage reporting and maintain a strict no-retaliation policy for those who report in good faith.

ETHOSline is our institutional reporting mechanism, accessible on our website, mobile devices, and our intranet, that is open and free for anyone to use. This secure, confidential, and independent platform is available 24 hours a day, seven days a week, to both employees and the general public, including our third parties, to report any allegations of misconduct anonymously or confidentially. To secure confidentiality, ETHOSline runs on a platform provided by NAVEX Global, a third-party expert on ethics and compliance reporting. Certain reports go directly to the company’s internal audit area, which directly reports to Cemex’s Board of Directors’ Audit Committee, composed exclusively of independent board members. In addition, specific reports are submitted directly to the Chair of the Audit Committee.

In 2025, we emphasized the importance of our ETHOSline channel by providing employees with transparent progress summaries throughout the year, including, but not limited to, investigation outcomes. This effort reinforced our commitment to accountability.

To achieve impartial, credible, fair, and consistent results, our ETHOS governing bodies must abide by our ETHOS manuals, which provide directives and guidelines on how to properly manage reports, complaints, and inquiries received through ETHOSline, with the purpose of guaranteeing an effective end-to-end process. These manuals are constantly reviewed and updated as required. In 2025, 143 executives, who are members of our ETHOS governing bodies, received training on global ethical trends and investigation procedures.

As of January 21, 2026, a total of 1,172 cases were reported through our official channels for 2025, of which approximately 91% were received through ETHOSline, approximately 6% were received through local committees, and less than 3% were received through our Global Ethics and Compliance Committee. Out of those cases, 1,066 were closed by the end of 2025, of which 28% were substantiated. As a result of the investigations, 84 employees were dismissed, 15 employees received remedial training, 154 employees were subject to disciplinary action, five vendors were prohibited from working with Cemex, and eight vendors were subjected to remedial measures. Additionally, 14 internal processes and policies were reviewed and updated. We also resolved 25 inquiries through our official channels.

We also have a process to safeguard whistleblowers from retaliation. This process includes providing individual follow-up to whistleblowers after the submission and resolution of cases through surveys. Additionally, for employee reporters, we assess changes in their employment status following their report.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

• Ethics and Compliance

Risk and Opportunity Management

Respect for Human Rights

Appendix

141	Cemex 2025 Integrated Report

Internal Legal Audits

Our internal legal audits provide an additional mechanism to assess employee knowledge of and compliance with Cemex’s relevant policies by certain employees, particularly in areas with heightened exposure to regulatory and compliance matters. The ultimate purpose of this exercise is to identify opportunities for continuous improvement of our compliance policies and procedures. In 2025, we conducted 567 internal legal audits, both in-person and remotely, across 28 countries. These audits focused on familiarity with our ETHOS Program and key compliance topics, including anti-corruption, anti-money laundering, antitrust, sanctions programs, export controls and antiboycott laws, insider trading, protection of confidential information, data retention, data privacy, conflicts of interest, third-party due diligence, human rights, and conflict minerals. Audits were conducted with certain key employees in 100% of the high-risk countries where we operate.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

• Risk and Opportunity Management

Respect for Human Rights

Appendix

142	Cemex 2025 Integrated Report

Risk and Opportunity Management

Governance Framework Identifies, Assesses Internal, External Factors

In an evolving global landscape, effective management of risks and opportunities is essential to achieving our long-term strategic and sustainability goals. At Cemex, we take a proactive and integrated approach to understanding the external and internal factors shaping our operating environment.

Risk and Opportunity Management System

Cemex has an Enterprise Risk Management (ERM) system established throughout the organization with global policies and procedures designed to anticipate and manage the main risks and opportunities that could affect our business. Our ERM system, led by our Corporate Strategic Planning team and supported by cross-functional teams, combines bottom-up and top-down strategies to support better-informed decision-making and risk-management strategy at all levels of the organization.

Sustainability risks and opportunities, including, but not limited to those related to climate change, are managed within the ERM system.

Risk and Opportunity Governance

Our Board of Directors, through the corresponding Board Committees, provides strategic guidance and oversight into risk and opportunity management by regularly discussing the enterprise risk and opportunity agenda and reviewing the effectiveness of our risk and opportunity management system enforced by our Risk Management Committee. Additionally, our Board of Directors, supported by the corresponding Board Committees, provide guidance on industry-specific risks and sustainability matters, including but not limited to human rights and climate-related risks and opportunities.

The Risk Management Committee, which is composed of the Executive Committee members at a global level, reviews Cemex’s risk exposure once a year through the discussion of the enterprise risk and opportunity agenda.

Additionally, our risk management governance adheres to a three-line defense framework. In the first line, process owners are responsible for managing risks and opportunities in their day-to-day activities. The second line of defense is represented by Cemex’s risk management-related areas and bodies–such as Strategic Planning, Internal Control, Financial Risk Management, Legal, ETHOS and Compliance–which develop policies, processes, and controls for risk management. Finally, the third line of defense consists of internal and external audits that assess the effectiveness of our risk management processes and controls.

Risk and Opportunity Management Process Our risk and opportunity agenda results from a comprehensive ERM process that identifies and manages various types of risks, trends, emerging concerns, and opportunities that could impact Cemex’s strategic priorities in the short, medium, and long term. The ERM process consists of five phases: Identification. Using both bottom-up and top-down approaches, we employ risk interviews, online surveys, workshops, and external experts’ insights, among other techniques, to identify events that could impact Cemex in the short, medium, and long term. Assessment. Risk and opportunities are evaluated and prioritized using qualitative and quantitative methods to determine their potential impact and likelihood of materialization within a specific timeframe. Treatment. A risk owner is assigned responsibility for managing each identified risk. ERM leaders follow up on treatment actions, sometimes coordinating ad-hoc task forces focused on mitigating specific risks or capitalizing on identified opportunities. Reporting. Main risks and opportunities are integrated into the enterprise risk and opportunity agenda, which is discussed by senior management at global, regional, and country levels. Relevant changes in the status of identified risks, opportunities, and treatment measures are promptly communicated to decision-makers through several reports. Monitoring. We constantly monitor the business environment in which we operate to effectively report risks and opportunities to decision-makers.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

• Risk and Opportunity Management

Respect for Human Rights

Appendix

143	Cemex 2025 Integrated Report

Our risk and opportunity management processes adhere to best practices from the ISO 31000, ISO 22301, and ISO 22361 standards for risk management, business continuity, and crisis management, as well as to the Business Continuity Institute guidelines.

Risk Appetite and Tolerance

Risk appetite is the amount of risk Cemex is willing to accept to achieve its objectives. It considers a scale of three levels: averse, minimum, and cautious. Cemex is averse to certain risk implications, such as those relating to health and safety or compliance.

Risk tolerance is the level of variation from the risk appetite that Cemex is willing to accept to achieve its objectives. The Board of Directors is responsible for determining Cemex’s risk appetite and tolerance with the support of its Board Committees and Cemex´s Risk Management Committee.

Business Continuity and Crisis Management Program

Our Business Continuity and Crisis Management (BC&CM) program is fundamental to the ERM system. The BC&CM program enables a proactive and effective risk management response during disruptive events by assisting business units to safeguard lives, act responsibly, and recover business promptly. In doing so, the program aims to protect personnel, support stakeholders, and safeguard reputation while reducing the cost of disruptions and other legal and financial exposures.

The program includes protocols aligned with our company values and is managed by local rapid response teams (RRTs) deployed across our business units and, if required, escalated to a country or functional area, regional, or global RRT.

RRTs are multidisciplinary local teams responsible for monitoring, communicating, activating, coordinating, and delegating the execution of event-driven, stakeholder-driven, or process-driven protocols, as well as timely, objective-driven decisions.

In 2025, the BC&CM program enabled us to support business units in monitoring, managing, and responding to disruptive natural events such as hurricanes and floods in Mexico, the U.S., and SCA&C and EMEA regions.

Main Strategic Risks and Mitigation Strategies

The following is a brief description of some of the principal risks and uncertainties faced by Cemex and our corresponding mitigation strategies at the time of compilation of this report. These risks and uncertainties are listed and prioritized according to their overall risk rating, which reflects an assessment of their estimated likelihood of occurrence and their potential qualitative and quantitative impact on Cemex should they materialize.

As of the end of 2025, we recognize that additional risks and uncertainties may emerge or materialize in 2026 and beyond due to evolving market conditions, business dynamics, regulatory environments, and other external factors. Accordingly, the relative significance of the risks described in this section may increase or decrease over time. For sustainability-related risks and opportunities, Cemex completed a comprehensive Double Materiality Assessment in 2025 to ensure full alignment with Corporate Sustainability Reporting Directive (CSRD) requirements.

For detailed results on our Double Materiality Assessment, please refer to pages 233-240 of this report.

Uncertain Economic Conditions

Risk appetite: Cautious; Impact on Supply Chain: Upstream, Own Operations, Downstream

Description

Our industry, businesses, and markets are significantly influenced by global, regional, and national economic conditions. The rapidly evolving global macroeconomic landscape continues to present significant uncertainties. Potential economic risks include persistent inflationary pressures, elevated interest rates, potential trade and supply chain disruptions, economic slowdown, monetary policies aimed at curbing inflation, policy divergence among major economies, domestic policy uncertainty, escalating tariffs, increased economic protectionism, fiscal deficits, shifts in public spending, energy and food price shocks, foreign exchange volatility, rising living costs, cybersecurity threats, unregulated growth of cryptocurrencies and artificial intelligence, and climate change impacts on economic stability and growth. These factors could materially alter expected economic growth and demand for construction and building materials.

Potential Impact

Market contraction, lower sales, increased input and operational costs, tightening of financial markets, and foreign exchange volatility, among others, could materially and adversely impact our business, financial condition, liquidity, and results of operations.

Mitigation Strategies

∎	Enhance EBIT growth and margin through strong pricing and increased sales from Vertua® products and Urbanization Solutions.

∎	Deliver superior customer experience enabled by digital technologies.

∎	Compete based on quality, segmentation, and value-added propositions.

∎	Optimize portfolio for growth and accelerate bolt-on and margin enhancement projects.

∎	Maintain strict cost discipline.

∎	Execute financial strategy.

∎	Enhance Process and Information Technology infrastructure and safeguards.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

• Risk and Opportunity Management

Respect for Human Rights

Appendix

144	Cemex 2025 Integrated Report

Political Uncertainty and Geoeconomic Confrontation

Risk appetite: Cautious; Impact on supply chain: Upstream, Own Operations, Downstream

Description

We are subject to the political, social, and economic environment of the countries where we operate. Actions and decisions enabled by federal and regional governments or the legislative power in any of the countries where we operate could result in changes to the countries’ economic, political, or social conditions, and in changes to laws, regulations, and public policies, affecting areas such as international trade, foreign affairs, manufacturing and investment. These changes may contribute to economic uncertainty or adverse business conditions.

At the same time, growing geopolitical fragmentation and confrontation among major global powers (e.g., U.S., China, European Union members) are driving protectionist measures, economic sanctions, trade restrictions, and increased state intervention. Such actions, aimed at achieving self-sufficiency or geopolitical advantage, risk escalating cycles of distrust and economic decoupling, weakening international cooperation and multilateral agreements. This evolving landscape could disrupt global supply chains, reshape trade frameworks, and increase complexity and uncertainty for businesses worldwide.

Potential Impact

Political uncertainty, economic slowdown or recession, social instability, business disruption, increased costs, imposition of new regulations and/or taxes, instability of business landscape, negative impact on governability and rule of law, public policy uncertainty, delay to obtain or renew permits, among other events have the potential to materially and adversely impact our people, business, financial condition, liquidity, and the results of our operations.

Heightened geoeconomic conflicts or confrontation with the use of protectionist measures could lead to increased prices, inflation, and higher cost of living, as well as to reduced prospects for economic growth. Protectionist measures and barriers to global trade could also negatively affect labor availability and supply chains. Changes in international agreements and the deprioritization of global commitments—such as sustainability agendas—may create long-term uncertainties, challenge our ability to meet sustainability goals, and affect our reputation. Spillover effects from retaliatory economic policies could further amplify these risks across industries and geographies.

Mitigation Strategies

∎	Execute tailor-made public affairs strategy per country.

∎	Cooperate and engage with governments, regulators, and legislators through business and/or trade associations.

∎	Monitor geoeconomic interactions among countries and prepare for risk scenarios.

∎	Ensure supply chain resilience.

∎	Implement cost containment initiatives.

Changes in Competitive Landscape

Risk appetite: Cautious; Impact on Supply Chain: Operations, Downstream

Description

The markets in which we operate remain highly competitive and are served by a variety of established companies with recognized brand names. New production capacities, corporate restructurings, increasing imports, new market entrants, rising inflation and logistics costs, aggressive pricing strategies by competitors, mergers and acquisitions, industry consolidation, among others have caused and may continue to cause supply-demand imbalances and affect the competitive landscape. Additionally, a potential decline in demand for cement, ready-mix, aggregates, and other construction materials and solutions, including Urbanization Solutions, could affect market dynamics.

Potential Impact

Failure to compete effectively may affect our price and volume strategy and the results of our operations. We may lose market share, our sales could decline or grow at a slower rate, the valuation of our stock may be affected, and our pricing and margin enhancement efforts could be hindered, any of which could adversely impact our business, financial condition, liquidity, and the results of our operations.

Mitigation Strategies

∎	Grow EBITDA through margin enhancement, pricing discipline, and our customer-centric commercial strategy.

∎	Execute portfolio rebalancing strategy, optimize our portfolio for growth, accelerate bolt-on and margin enhancement projects.

∎	Focus on production efficiency to reduce costs and increase volumes.

∎	Deliver superior customer experience enabled by digital technologies.

∎	Compete based on quality, client segmentation, and higher value proposition.

∎	Compliance with antitrust laws.

Financial Risks

Risk appetite: Minimum; Impact on supply chain: Upstream, Own Operations, Downstream

Description

As a global company we are exposed to various financial risks, including but not limited to challenges in refinancing debt and meeting financial obligations, failure to comply with maturities, foreign exchange volatility, fluctuating interest rates, debt and other financial obligations servicing failure, liquidity constraints, unfavorable refinancing terms, credit ratings changes, counterparty risks, debt-level adjustments, and potential noncompliance with covenants and restrictions, among others.

Potential Impact

These risks could affect, among other things, our capacity to generate cash to service debt and comply with covenants, impacting outstanding indebtedness, increase debt servicing costs, reduce liquidity, affect consolidated results, lower credit ratings, compromise solvency, hinder fulfillment of commercial obligations, and limit access to funds or capital needed to execute our strategic priorities. Any of these events could materially and adversely impact our business, financial condition, liquidity, and results of operations.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

• Risk and Opportunity Management

Respect for Human Rights

Appendix

145	Cemex 2025 Integrated Report

Mitigation Strategies

∎	Strengthen our capital structure.

∎	Execute liability management strategy; extend and diversify funding sources.

∎	Continue reducing leverage.

∎	Maintain a strong liquidity profile.

∎	Implement foreign exchange, interest rate, and energy hedging strategy.

Unexpected Escalation of a Geopolitical Conflict

Risk appetite: Cautious; Impact on supply chain: Upstream, Own Operations, Downstream

Description

As a global company, Cemex is wary of specific geopolitical tensions that could have a sudden escalation, affecting the lives of our employees and business results. Conflicts such as Russia’s invasion of Ukraine and its growing friction with NATO, heightened instability in the Middle East, including the recent escalation involving U.S. and Israel in relation to Iran, and U.S. military interventions in South America and the Caribbean pose risks that may affect our supply chains and overall market stability. Additionally, U.S. trade tensions with China, Mexico, and Canada could lead to higher tariffs and create uncertainty around cross-border trade. These developments may risk the scheduled renegotiation of the United States-Mexico-Canada Agreement (USMCA) in July 2026, potentially impacting trade terms, supply chain stability, and costs for key materials. In addition, tensions between China and Taiwan, as well as maritime tensions between China and Southeast Asian nations regarding claims in the South China Sea are constantly evolving.

Potential Impact

Sudden or escalating geopolitical conflicts could significantly disrupt our people, business continuity, and supply chains. These events may materially and adversely affect our stakeholders, reputation, business, financial condition, liquidity, and the results of our operations.

Mitigation Strategies

∎	Implement business continuity plans and RRTs to safeguard the lives of our people and minimize operational disruption.

∎	Monitor political, geopolitical, and social events and prepare for risk scenarios.

∎	Ensure supply chain resilience.

Health and Safety Risks

Risk appetite: Averse; Impact on Supply Chain: Downstream, Operations

Description

Certain activities within our operations, if not executed responsibly, can pose significant hazards, potentially resulting in injury, illness, or even fatalities among employees, contractors, or third parties. In a similar way, accidents might damage our people, property, our people, property, communities, or reputation.

Potential Impact

Any given accident that occurs at our facilities or as a result of our operations could lead to operational disruptions and legal or regulatory consequences. Additionally, we may also be required to assume costs and liabilities to compensate affected personnel and repair or replace damaged property. Such events could materially and adversely affect our reputation, business, liquidity, and results of operations.

Mitigation Strategies

∎	Aim for zero recordable injuries, job-related illnesses, preventable vehicular incidents, and environmental events.

∎	Prioritize the safety of our people (employees, contractors, and communities).

∎	Reinforce Health and Safety Protocols (e.g., Behaviors That Save Lives, Pandemic Endurance, and RRTs).

∎	Adhere to high health and safety standards and continuously monitor, prepare, and comply with recommendations.

Cyberthreats and Information Technology Risks

Risk appetite: Averse; Impact on Supply Chain: Upstream, Downstream, Operations

Description

We increasingly rely on a variety of information technology, cloud services, and automated operating systems to manage and support our operations, and those of third-parties to whom we divested assets and provide transitional services to. Our systems and technologies (as well as those provided by third parties), including but not limited to our platforms such as Cemex Go, may be vulnerable to intrusion, disruption, or damage caused by circumstances beyond our control (e.g., physical or electronic break-ins, power outages, natural disasters, computer system or network failures, security breaches, computer viruses and cyber-attacks, including malicious codes, worms, ransomware, phishing, denial of service attacks, and unauthorized access).

In 2025, there was a global rise in security threats, including phishing, social engineering, smishing, ransomware campaigns, AI-powered attacks, and supply chain attacks.

While we have invested in data protection and information security measures to mitigate these risks, we cannot guarantee that such efforts will prevent system failures or security breaches, which could materially and adversely affect our financial condition, results of operations, and liquidity.

As we continue to advance our digital transformation initiatives, we expect a deeper integration of digital technologies into our operations. However, these integration efforts and the engagement of additional technology service providers and systems in our operations could increase our exposure to these risks. The ongoing digitalization of global supply chains introduces new risks, given their growing reliance on technology and third parties.

Potential Impact

Some cybersecurity incidents could cause operational disruptions, failure to serve our clients, leaks of information, among others. These events could negatively impact our financials and reputation and/or subject us to regulatory fines that would damage our relationships with employees, customers, and suppliers. All of this could have a material adverse impact on our business, financial condition, and results of operations.

Mitigation Strategies

∎	Adhere to Information Security Policies and implement and enhance cybersecurity controls and processes.

∎	Increase awareness on cybersecurity culture among employees and third parties through incident response playbooks and drills.

∎	Continuously enhance insurance coverage for cybersecurity incidents.

∎	Renew, modify, and upgrade required systems and technologies.

∎	Renew the ISO 27001 certification on production plants for information security management.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

• Risk and Opportunity Management

Respect for Human Rights

Appendix

146	Cemex 2025 Integrated Report

Regulatory and Compliance Requirements, Including Sustainability Regulations

Risk appetite: Averse; Impact on supply chain: Upstream, Own Operations, Downstream

Description

As a global company, Cemex is subject to the laws and regulations of the countries where we operate. These laws and regulations include, but are not limited to, areas such as anti-corruption, anti-bribery, anti-money laundering, antitrust, anti-boycott, economic sanctions, trade embargoes, export controls, information security, mining, transportation, insider trading, and tax regulations, as well as laws that regulate our operations. Furthermore, we are involved in significant regulatory matters and legal proceedings, which depend on the application and interpretation of law by local and national authorities. For more details, please refer to the Regulatory Matters and Legal Proceedings section of our annual report on Form 20-F.

Additionally, we face an increasing number of environmental (e.g., CO2, air emissions, circular economy and waste management, biodiversity, water), social (e.g., labor, human rights, diversity), and governance regulations across jurisdictions in which we operate. Sustainability performance, in general, is under heightened scrutiny from certain stakeholders and different parts of society. The lack of clarity in new legislative developments, combined with inconsistent and sometimes conflicting frameworks, may lead to compliance challenges, higher operational costs, and potential legal or reputational risks for our business.

Potential Impact

Any noncompliance or nonadherence to laws and regulations or any significant delay in adapting to changes may result in potential cost increases, investigations, fines and penalties, restrictions or closure on production facilities, among others, which could have a material adverse effect on our reputation, business, financial condition, liquidity, and results of operations.

Additionally, these laws and regulations could expose Cemex to the risk of reputational damage, loss of customers, difficulty in retaining and attracting talent, social activism, new mandatory operational and disclosure requirements, among other things.

Mitigation Strategies

∎	Monitor and comply with applicable local, state, and federal laws and regulations.

∎	Execute Cemex’s sustainability strategy, which includes its Future in Action program.

∎	Monitor and comply with sustainability laws and regulations, seeking adherence to the highest sustainability standards and practices.

∎	Continue enhancing and enforcing our Ethics and Compliance program, which addresses antitrust, anti-bribery, health and safety, international sanctions, human rights, confidentiality, conflicts of interest, financial controls, third-party risk management, among other matters through trainings, audits and other initiatives.

∎	Improve internal controls through continuous internal audits and other methods.

∎	Continue our sustainability-related governance through committees, such as the Global ESG Committee, Regional and Country Sustainability Committees,

Ethos Committee, Human Rights Global Committee, among others.

∎	Ensure Board oversight and guidance on sustainability risk and opportunity management through the discussion of the Sustainability Risk and Opportunity Agenda by the Board’s Sustainability, Climate Action, Social Impact, and Diversity Committee.

∎	Set accounting reserves for legal proceedings when adverse outcomes are probable.

Climate-Related Risks

Risk appetite: Cautious; Impact on supply chain: Upstream, Downstream, Operations

Description

The effects of climate change have increased in severity and intensity throughout the years. The alarming streak of exceptional temperatures continued in 2025, which is set to be either the second- or third-warmest year on record, according to the State of the Global Climate Update from the World Meteorological Organization (WMO). The WMO also warned that the world is not on track to meet the goals of the Paris Agreement, and more extreme weather is having major global impacts on economies and all aspects of sustainable development. This situation poses short-, medium-, and long-term climate risks for our business environment.

Cemex assesses climate risks mainly following the Task Force on Climate-Related Financial Disclosures (TCFD) framework and divides them into two main categories: Physical risks, which refer to potential weather events that could directly affect our assets and operations, and transition risks, which refer to the potential impacts of moving into a low-carbon economy.

To better assess, quantify, and report climate-related risks and opportunities under different global average-temperature increase scenarios, since 2023, we have engaged with Risilience, an enterprise risk management specialist that uses technology pioneered by the Centre for Risk Studies at the University of Cambridge Judge Business School. This technology has allowed us to develop a digital twin of our operations to model impacts for both our physical and transition risks.

In 2024, we assessed the physical risks of all our key assets from our cement, ready-mix, and aggregates business (1,500-plus assets), and in 2025, we updated the assessment to consider the latest available information. All scenarios take into account and are developed under five emission scenarios and Shared Socioeconomic Pathways (SSP) defined by the Intergovernmental Panel on Climate Change (IPCC): Paris Ambition (SSP1-1.9), Paris Agreement (SSP1-2.6), Stated policy (SSP2-4.5), Current policy (SSP3-7.0), and No policy (SSP5-8.5). Risks are measured and assessed considering short-, medium-, and long-term time horizons.

These pathways define possible future emission scenarios with different narratives that explore how society, demographics, and economics will affect greenhouse gas emissions and resultant radiative forcing and temperature rise across the globe. Scenarios are derived from the SSPs combined with the Representative Concentration Pathways (RCPs), which form the basis of the Sixth Assessment Report (AR6) from the IPCC.

For detailed results on our Climate-Related Risks and Assessment, please refer to our TCFD report on pages 264-282 of this report

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

• Risk and Opportunity Management

Respect for Human Rights

Appendix

147	Cemex 2025 Integrated Report

Transition Risks

We have identified four transition risk areas which apply to Cemex and our industry as a whole.

∎	Policy

∎	Technology

∎	Market

∎	Reputation

Policy

Description

Cemex is subject to a growing number of CO2 regulations aimed at reducing emissions. In jurisdictions with carbon regulations in place, such regulations often manage CO2 pricing in the form of cap-and-trade systems, particularly in Europe and some states in the U.S. In other geographies, such as Mexico, new or stricter CO2 regulations are expected to come into effect in the near future, under discussion or development, and could imply a higher CO2 cost for Cemex in the short- and medium-term, for example, in the form of emission trading systems or CO2 taxes. Unclear or overlapping regulations could result in double compliance obligations. For example, an entity may be subject to a cap-and-trade scheme as well as an emissions tax, which may have inconsistent or overlapping policy objectives. Likewise, the unequal application of a CO2 pricing mechanism between local and foreign producers could cause competitive disadvantages. Furthermore, government incentives to use alternative technologies to reduce CO2 emissions (e.g., circular economy practices) are progressing unevenly across geographies, potentially slowing emissions-reduction efforts.

Potential Impact

Higher costs from regulation, pricing pressure from imports with less stringent CO2 rules, substantial penalties in case of noncompliance with laws and regulations,

and nonachievement of our carbon emission reduction or other climate-related targets may all have a material adverse effect on our business, financial condition, and results of operations.

Technology

Description

The development and scale-up of technologies are essential to reducing CO2 emissions and meeting our 2050 net-zero CO2 emissions goal across the value chain, achieving certain sustainability-related key performance indicators included in our financing arrangements, and operating within the limits of any cap-and-trade systems to which Cemex is subject. Some of the technologies to reduce CO2 emissions remain unproven in terms of technical feasibility, viability, and scalability, and breakthrough innovations require significant capital investment, some of which investments may not result cost-efficient for the company. Access to government funding is highly competitive, and incentives are not uniformly available across geographies. Failure to select, develop, and deploy necessary technologies on time could jeopardize our ability to meet emissions targets, comply with cap-and-trade limits, and fulfill sustainability-linked financing commitments. Furthermore, deficient or delayed development or scale-up of certain sustainability-related technologies may limit the range of eligible projects for which the proceeds of certain financings may be destined and/or may cause the application of proceeds to be less effective than originally anticipated. We have established aggressive sustainability- and climate change-related goals and programs that may increase our operating costs. Additionally, failure to meet these goals could damage our business and reputation, decrease demand for our goods and services, and/or increase our cost of capital under our sustainability-linked financing agreements.

Potential Impact

High capital investment in research and development and the deployment of new and alternative technologies may be required.

These factors could result in potential write-offs and early retirement of existing assets, reduced demand for our products and services, substantial penalties, and/or an increase in our cost of capital, reputation damage, stakeholder activism, and a material adverse effect on our business, financial condition, and results of operations.

Market

Description

Stricter construction and energy-efficiency standards are likely to foster the development of new, lower-carbon products and construction solutions. As consumer expectations continue to evolve, there is a risk that Cemex will not meet future market expectations for new or alternative lower-carbon products and solutions. Conversely, the lack of regulatory incentives or regulations promoting the use of lower-carbon products could fail to incentivize their adoption, as customers may not be willing to pay the costs resulting from the necessary investment to transition to a low-carbon industry, which could also compromise our road map to net-zero by 2050. As industry participants embark on strategies to lower the carbon footprint, competition for low-carbon, competition for low-carbon raw materials is increasing, which exerts pressure on their price and availability.

Potential Impact

Reduced demand for our products and solutions; increased production costs due to more competition for lower-carbon or alternative raw materials; increased capital expenses to adjust our production processes, technology to incorporate lower-carbon or alternative raw materials, and/or renewable energy; and reputation damage, stakeholder activism, among other things could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Reputation

Description

According to the Global Cement and Concrete Association (GCCA), the cement industry is the source of about 5% to 8% of the world’s CO2 emissions. Cement could be perceived as a relevant contributor to CO2 global emissions. Negative company reputation or stigmatization of our industry related to CO2 and stakeholder activism could have negative impacts on our stakeholders’ preferences regarding Cemex, which in turn could potentially affect the demand for our products, solutions or services, our ability to attract and retain talent, capital availability or cost, and business continuity.

Potential Impact

Negative disposition toward Cemex and the cement industry could reduce the demand for our products and solutions, hinder our ability to attract and retain talent, reduce capital availability, and/or increase our cost of capital, increase stakeholders’ activism, and disrupt our business operations. All these events could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Mitigation Strategies for the Outlined Transition Risks (Policy, Technology, Markets, and Reputation)

∎	Actively participate in lowering carbon footprint of the construction materials industry through the definition of ambitious CO2 emission reduction targets, collaborate and engage with governments and communities, and execute our Future in Action program.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

• Risk and Opportunity Management

Respect for Human Rights

Appendix

148	Cemex 2025 Integrated Report

Physical Risks (Acute and Chronic)

Description

Climate change is expected to increase the frequency and severity of natural disasters and long-term environmental changes, impacting people, economies, and operations. Our operations and business, as well as our clients, are exposed to event-driven acute physical risks and chronic physical risks associated with longer-term shifts in climate patterns.

The Risilience analysis highlighted the acute and chronic physical risks that could impact our business, considering potential future climate scenarios (the range of emission pathways highlighted previously) using Risilience’s Climate Hazard Atlas. This Atlas presents a suite of global maps to assess the likelihood of the occurrence of climate-related extreme events, including heatwaves, freeze events, droughts, coastal, flash and riverine floods, and temperate and tropical windstorms. These relate to extreme weather events and long-term environmental changes. The Climate Hazard Atlas defines the likelihood or frequency of extreme weather events for the present day using recent historical observations, as well as various climate models to project through 2050. For each hazard type, individual events are specified based on a set of defined criteria and thresholds that represent various magnitudes of the hazard.

To better understand our exposure to physical risks, a Key Facility Disruption Risk model was used to quantify operational disruption and damage to physical assets and critical locations based on forecast changes in environmental conditions across the geographies in which we operate.

Results suggest that drought/water stress and heatwaves represent the most material revenue risks across our operations and have the highest increases in probability due to climate change. Additional findings indicate that flash floods and riverine floods have a higher potential to impact and damage our assets and interrupt our operations, mainly in the U.S., Mexico, and the Caribbean. Likewise, some of our operations in Mexico, the U.S., and Europe could be exposed to water stress due to their geographic location.

Potential Impact

Asset damage, business disruptions, increased costs, reduced sales, reputational harm, and potential litigation could occur as a result of these events. While the decrease in sales volume caused by physical hazard events is usually counterbalanced by the increase in the demand for our products and solutions during the reconstruction phases, chronic physical risks pose greater challenges. These include supply chain disruptions affecting delivery times and costs, as well as potential impacts on the health and safety of our employees and communities. Overall, these risks could materially and adversely affect our business, financial condition, liquidity, and results of operations.

Mitigation Strategies

Identify, quantify, and manage climate risks through a comprehensive risk management process.

∎	Maintain crisis management and business continuity plans in place.

∎	Review and adjust insurance coverage for high-risk assets.

∎	Locally assess assets in high-risk areas and identify any potential adjustments needed to protect people and assets from transition risks.

∎	Shift to non-freshwater sources and deploy Water Action Plans, which include a customized set of response actions to mitigate water risks, tailored to local conditions.

Labor Relations, Talent Attraction, and Retention

Risk appetite: Cautious; Impact on supply chain: Own Operations

Description

Attracting and retaining a specialized workforce, effectively planning leadership succession, and adapting to evolving workplace demands and environments across our operations are essential elements to achieving our strategic priorities. Labor shortages, tight labor markets, wage inflation, labor activism and unrest, failure to maintain satisfactory labor relations, and shifting expectations for the work environment are some sources of risk that could negatively impact our talent management and labor-related efforts. As digitalization and innovation accelerate and new generations enter the workplace, the construction and building materials industry may be perceived as less attractive than other industries or require technical skills that are increasingly difficult to source for key positions.

Potential Impact

Failure to effectively attract and retain talent, labor activism and unrest, and failure to maintain satisfactory labor relations could materially and adversely impact our business, financial performance, and results of operations and compromise the achievement of our strategic priorities.

Mitigation Strategies

∎	Adapt Cemex’s culture, policies, and procedures to evolving work environments.

∎	Strengthen talent management processes.

∎	Continue improving key initiatives (e.g., Workforce Experience and Rewards and Incentives programs), seeking the attraction and retention of target groups.

∎	Proactively renew collective bargaining agreements.

Energy Price Volatility, Including Alternative Fuels

Risk appetite: Minimum; Impact on supply chain: Upstream, Own Operations, Downstream

Description

Electricity and fuel costs represent a significant portion of our production cost structure and are subject to market volatility, which can impact our overall costs. We are exposed to potentially higher energy prices and fuel costs (e.g., coal, gas, and fuel oil prices) and, in some regions, uncertain energy supply availability due to several factors, including, but not limited to, a slowdown of the global economy, increased tariffs, geopolitical tensions, and armed conflicts. In some countries where we operate, governments are modifying energy market regulations, imposing tariffs, reducing energy subsidies, introducing clean energy obligations, or imposing new taxes or policies.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

• Risk and Opportunity Management

Respect for Human Rights

Appendix

149	Cemex 2025 Integrated Report

Our commitment to the energy transition by increasing the use of cleaner energy sources, including renewable electricity and alternative fuels, may limit our flexibility to use established energy sources and fuels that may be more cost effective, requiring additional capital expenditures. Conversely, if efforts to increase alternative fuel use are unsuccessful due to limited availability, price volatility, or lack of long-term contracts, we may need to revert to traditional fuels, increasing costs. Competition for renewable energy projects has also intensified. All these factors may result in difficulties in achieving the targets we have set in our Future in Action program and certain key performance indicators provided for in our sustainability-linked financing arrangements, which, among other adverse effects, would damage our reputation and increase our cost of capital. These factors could materially and adversely affect our business, financial condition, liquidity, and results of operations.

Potential Impact

Increased production costs, energy supply disruptions causing reduced materials production, increases in capital spending and investment, delays in achieving clean energy goals, and adverse impacts on operating results could arise from these transition risks. Our pricing strategy aims to transfer energy cost increases to our customers, but if the strategy does not penetrate at the rate we expect, it has the potential to impact our sales volumes or affect production capacity if we decide to produce less to reduce energy consumption in some of our sites. If we are unable to comply with sustainability-linked financing arrangements, it can result in damage to our reputation and increase our cost of capital. All of this could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Mitigation Strategies

∎	Negotiate energy contracts to secure cost certainty, including long-term renewable supply agreements.

∎	Increase use of alternative fuels.

∎	Develop processes and products to reduce heat consumption in our kilns and optimize power consumption.

∎	Execute hedging strategies for coal, diesel, electricity, and natural gas to reduce volatility.

Lower Availability or Increased Cost of Raw Materials

Risk appetite: Minimum; Impact on supply chain: Upstream, Own Operations, Downstream

Description

We rely on certain industrial by-products produced by third parties, such as petcoke, fly ash, slag, and synthetic gypsum, among others, as well as natural resources including aggregates, limestone, water, and other materials. While we are not dependent on any single supplier, we actively work to secure a stable and diversified supply through long-term renewable contracts and framework agreements. In some regions, we complement these efforts with short-term contracts to ensure flexibility and continuity of supply. Despite these measures, any disruption in availability, regulatory restrictions, or market volatility could increase costs or require alternative sourcing strategies, potentially impacting our operations and financial performance.

Potential Impact

Should existing suppliers cease operations or reduce or eliminate the production of these by-products and materials, should any supplier for any reason fail to deliver contractual quantities, or should laws and/or regulations in any region or country limit access to these materials, our sourcing costs could increase significantly and require us to find alternative sources. Such disruptions could have a material adverse effect on our business, financial condition, and results of operations. Additionally, scarcity or declining quality of natural resources (such as water and aggregate reserves) in certain regions could further increase costs and create operational challenges, ultimately impacting the results of our operations.

Mitigation Strategies

∎	Secure long-term renewable contracts for critical materials.

∎	Monitor global aggregates, limestone, and natural resources reserves; identify critical levels; and secure reserves in strategic markets.

∎	Anticipate and manage permitting processes and regulatory changes.

Operational Disruption Due to Different Interests from Stakeholders

Risk appetite: Cautious; Impact on supply chain: Upstream, Own Operations, Downstream

Description

Although we make significant efforts to maintain good long-term relationships with the communities, governments, and other stakeholders in the geographies where we operate, there can be no assurance that the mentioned stakeholders will not have different, or at times conflicting, perceptions, interpretations, interests, or objectives from ours. These conflicting points of view have traditionally been more common with respect to environmental and social issues. Despite agreement on the importance of addressing climate change, our industry is often perceived as more polluting than others. Human rights are also a source of potential allegations. Differences in stakeholders’ interests have led them to implement public actions, protests, or campaigns against our industry or company.

Potential Impact

Stakeholders with different or conflicting interests could cause delays in legal or administrative proceedings, stakeholder activism, negative media coverage, asset damage, business disruption, or requests for the government to revoke or deny our concessions, licenses, or other permits, and withdrawal of investments. Any such events. Any such events could impact our people, business continuity, or reputation or have a material adverse effect on our business, financial condition, and results of operations.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

• Risk and Opportunity Management

Respect for Human Rights

Appendix

150	Cemex 2025 Integrated Report

Mitigation Strategies

∎	Implement proactive stakeholder engagement plans.

∎	Cooperate and engage with governments, regulators, and legislators through business associations to focus on providing solutions for key government priorities (e.g., Regenera, our global waste management business, as a solution for contributing to a more circular society).

∎	Implement business continuity and crisis management plans to safeguard the lives of our people and minimize operational disruption.

∎	Publicize our grievance mechanisms to increase stakeholder awareness and accessibility.

Inadequate Implementation and Use of AI

Risk appetite: Cautious; Impact on Supply Chain: Upstream, Downstream, Operations

Description

Artificial intelligence (AI) has evolved rapidly, with generative AI increasingly integrated into everyday life and transforming industries worldwide. AI advancements are changing how companies operate and how humans interact—from chatbots that engage with customers and employees in human-sounding ways, to models that optimize marketing, controllership, legal, manufacturing, supply chain, and logistics processes, to tools that enable researchers and developers to better understand large amounts of data and streamline complex engineering development processes. These advancements will likely enhance the overall business process efficiency. However, their accelerated adoption outpaces the development of regulatory frameworks and standards, creating substantial risks.

These risks manifest in several ways. Poor data quality—whether biased, unrepresentative, or inappropriate—can compromise the accuracy and reliability of AI outputs, leading to reputational damage. Compliance and legal exposure also remain a concern, particularly regarding data protection and privacy. Public institutions must ensure the adequate implementation of regulations, as they are key for the safe and effective deployment of AI technologies across all industries. Failure to do so could undermine fair competition and affect intellectual property rights.

Large amounts of data required to train AI applications can also create information security risks. Web-based AI applications substantially increase the risks of employees submitting sensitive or proprietary data. Cyberthreats by adversarial actors to access AI models or alter data could have negative business consequences, as conventional cybersecurity controls do not adequately address these new forms of AI risk.

Advancements in artificial intelligence have enabled the creation of highly realistic fake videos and images, often referred to as “deepfakes.” These manipulated media can be used to spread misinformation, damage reputations, influence public opinion, and even disrupt political and economic stability. The rapid proliferation of such content poses significant challenges for organizations, as detecting and mitigating its impact requires sophisticated tools and robust governance frameworks.

Potential Impact

As AI continues to improve quickly and becomes exponentially more capable, failure from policymakers, governments, authorities, and companies to develop and implement adequate frameworks, standards, procedures, and controls to integrate it in a secure and controlled environment could create numerous potential risks, including data privacy, compliance, legal, ethical, reputational, and security risks. Misuse of AI could also negatively impact political, economic, and social environments. All these events could have negative economic, legal, and reputation consequences and, in turn, materially and adversely affect our business, financial performance, and results of operations.

Mitigation Strategies

∎	Enable the safe and controlled use of AI platforms and continuous training for employees

∎	Monitor AI technology developments and comply with regulatory frameworks.

∎	Foster partnerships, collaborations, and investments in AI research and development.

∎	Strengthen risk prevention and cybersecurity culture among employees and third parties.

Difficulties in Materializing Benefits of Assets Divestment and/or Investment Strategy

Risk appetite: Cautious; Impact on Supply Chain: Upstream, Operations, Downstream

Description

Our portfolio rebalancing efforts are part of our strategic priorities and are expected to include bolt-on investments, divestments, and acquisitions in different geographies. Our ability to materialize the expected benefits from any investments, divestments, acquisitions, joint ventures, or partnerships depends on our ability to execute transactions and allocate funds and integrate acquired operations in a timely and effective manner, among other factors. We cannot guarantee that we will be successful in executing divestments, allocating funds from such divestments, identifying or acquiring suitable assets, or that the terms under which we may divest, acquire, or enter into joint ventures will be favorable to us, nor that we will be able to find suitable buyers for our divestments, targets for our acquisitions, or partners for our joint ventures. We may also fail to achieve any anticipated return, cost saving, or other benefit from any investment, divestment, acquisition, or joint venture.

Potential Impact

Failure to execute any investments or divestments and to realize the expected benefits from any investments, divestments, or acquisitions could limit our ability to meet our strategic goals and, consequently, our business, financial condition, liquidity, and operational results could be materially and adversely affected.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

• Risk and Opportunity Management

Respect for Human Rights

Appendix

151	Cemex 2025 Integrated Report

Mitigation Strategies

∎	Thorough analysis of portfolio rebalancing strategy and of potential partners.

∎	Implement a robust due diligence process with the participation of a multidisciplinary team.

∎	Execute a detailed road map to divest assets or integrate new operations and materialize expected synergies.

∎	Reinforce our mergers and acquisitions talent.

∎	Implement new financial indicators through a financial scorecard to ensure accretive investments.

Industry Disruptions by Emerging Technologies or Alternative Solutions

Risk Appetite: Cautious / Impact on supply chain: Upstream, Downstream, Operations

Description

Our building materials industry is in constant evolution as new technologies, processes, materials, players, and solutions are introduced at different stages of the value chain, aiming to increase efficiency. While we have developed or are developing new technologies, businesses, partnerships, materials, products, and solutions through our research and development (R&D), Cemex Ventures, and Sustainability operations, other industry innovations, from internal or external players, including but not limited to, digitalization, AI, automatization, new construction methods, new products, product substitutes, materials, manufacturing processes, sustainable practices, and other emerging technologies or solutions, could potentially impact the industry’s competitive landscape, the building materials value chain, and our capacity to compete.

Potential Impact

Failure to timely identify industry innovations or disruptors and adapt our business model to effectively adopt new technologies and resources required to stay on top of our industry’s evolution could affect our capacity to compete and have a material adverse effect on our business, financial condition, liquidity, and results of operations.

Mitigation Strategies

∎	Continue to improve our R&D strategy related to new materials, products, technologies, and sustainability.

∎	Detect, develop, and commercialize disruptive, revolutionary, and sustainable construction projects through Cemex Ventures.

∎	Promote internal and external innovation through our Smart Innovation program and partnership with innovative and sustainable companies.

∎	Deliver superior customer experience enabled by digital technologies (e.g., Cemex Go).

∎	Enhance our digital technology strategy (e.g., Digital Commercial Strategy, CX 4.0 Operations, Working Smarter).

Emergence of a Pandemic, Epidemic, or Any Other Public Health Threat

Risk Appetite: Minimum / Impact on supply chain: Upstream, Downstream, Operations

Description

The emergence of a pandemic, epidemic, or any other public health threat that is easily spread, severe, difficult to contain, and long-lasting may affect our business environment as well as the lives and health of our people and members of the communities where we operate.

Potential Impact

The effects of a pandemic may include, but are not limited to, loss of life, temporary restrictions on production facilities, labor shortages, supply chain disruptions, inflationary costs, slowdown in economic and construction activity, financial market volatility, among others. These effects may have a material adverse impact on our business, financial condition, liquidity, and results of operations.

Mitigation Strategies

∎	Adhere to our health and safety protocols to protect the health and safety of our people.

∎	Implement business continuity and crisis management plans to safeguard the lives of our people and minimize operational disruption.

∎	Enhance customer experience through proven e-commerce platforms and distribution network.

∎	Aid members of the communities where we operate in dealing with the health threat.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

• Respect for Human Rights

Appendix

152	Cemex 2025 Integrated Report

Respect for Human Rights

Respect for Human Rights Is Part of Our Business

Human rights are universal, inalienable, and fundamental rights inherent to all human beings. At Cemex, respect for human rights is reflected in the way we operate and reinforced through our core value of Acting With Integrity, which guides our decisions, behaviors, and relationships across our value chain.

Our Aspiration

Cemex is a signatory to the United Nations Global Compact (UNGC) and respects the values and principles of the International Bill of Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work. We seek to align our practices and processes with the UN Guiding Principles on Business and Human Rights and annually report on the UNGC Communication on Progress report.

Our Commitment

Respect for human rights is key to being a responsible and ethical business. At Cemex, we support our operations to respect universal human rights principles, and we seek to actively promote sustainable practices within our industry.

Cemex places great importance on the insights and concerns of stakeholders

Human Rights Actions

We prioritize the design and subsequent execution of robust monitoring and risk-identification practices. Our commitment includes engaging stakeholders through structured dialogue mechanisms designed to identify concerns and support timely, effective responses.

Cemex uses MSCI Indicative ESG Scores, together with existing compliance processes, to evaluate supplier environmental, social, and governance (ESG) risk, leveraging predictive insights based on sector, geography, and company size to enable broad coverage and early screening where detailed data is limited. These assessments are complemented by controversy monitoring across ESG dimensions, strengthening risk-based supplier prioritization and targeted engagement. As of today, we have identified the ESG risk level for approximately 8,000 high-spend suppliers.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

• Respect for Human Rights

Appendix

153	Cemex 2025 Integrated Report

Cemex places great importance on the perspectives of its stakeholders, including employees, local communities, customers, suppliers, investors, and civil society. We believe that maintaining open and meaningful dialogue is essential to understanding stakeholder expectations, addressing emerging issues, and fostering enduring, sustainable relationships.

Learn more about Cemex’s ETHOSline and its Ethics and Compliance program.

Cemex Management Systems and Processes

At Cemex, human rights considerations are integrated into our existing risk management framework and third-party due diligence processes, reflecting our commitment to respecting human rights across our supply chain and business relationships. To support this approach, we have implemented a range of mechanisms for third parties, including supplier sustainability assessments, contractor health and safety verification programs, among others. We continue to make progress in developing and implementing preventive measures to mitigate potential adverse human rights impacts in our operations, with a primary focus on the salient human rights issues identified through our Human Rights Self-Assessment.

Learn more about our evaluation processes.

Human Rights Due Diligence Approach

We continue to work on improving our Human Rights Due Diligence (HRDD) approach, working toward aligning with international guidelines and standards, such as the UN Guiding Principles on Business and Human Rights and the Organisation for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Business Conduct, while at the same time adapting our approach to Cemex’s general transformation. We continue to embed these guidelines and standards at Cemex and work on monitoring abidance throughout our operations and our value chain.

Our HRDD aims to incorporate a human rights risk management system that embeds our policy commitment and enables us to identify, assess, respond to, remediate, monitor, and communicate human rights risks and impacts resulting from our operations, activities, and relationships.

ETHOSline is Cemex’s official global grievance open communication channel. It is available to all our stakeholders and linked to all our management systems.

Our HRDD is designed to focus on five main key elements:

1.	Embed. Incorporate our commitments into our governance, practices, policies, guidelines, and processes.

2.

Identify and Assess. Identify human rights and the rights-holders who may be adversely affected by our operations, activities, and relationships. Analyze identified risks and adverse impacts in accordance with their corresponding level of risk or adverse impact.

3.	Respond and Remediate. Develop and implement measures to address and mitigate human rights risks and prevent or remedy adverse impacts.

4.	Monitor. Regularly monitor and review the effectiveness of our human rights program processes, measures, and actions.

5.

Communicate. Disclose information regarding human rights to comply with legal requirements and raise awareness of our human rights program and HRDD approach among employees, business units, and other stakeholders. We intend to report on our approach and efforts in respecting human rights and communicating with internal and external stakeholders.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

• Respect for Human Rights

Appendix

154	Cemex 2025 Integrated Report

Cemex ranks within the top 250 companies of the World Benchmarking Alliance’s Social Benchmark, underscoring its commitment to respecting human rights, acting ethically, and providing and promoting decent work.

Human Rights Self-Assessment

Our Human Rights Self-Assessment (HRSA) allows us to identify and map human rights risks across our operations and countries where we operate through a comprehensive questionnaire that addresses human rights practices.

The HRSA includes approximately 70 on 17 human rights dimensions. Survey inquiries reflect best practices on human rights and are aligned with the UN’s Guiding Principles. Participants are internal stakeholders who answer inquiries by ranking Cemex’s compliance with each statement to the best of their knowledge as high, medium-high, medium, medium-low, low, or by indicating a lack of knowledge on the topic.

Based on HRSA results, additional assessments are available to help develop mitigation action plans. Our operations in countries classified as “high-risk” under our internal methodology may be required to conduct assessments more frequently to better track human rights risks and mitigation efforts.

The HRSA questionnaire mainly covers the following topics:

∎ Health and safety	∎ Privacy	∎ Association and bargaining
∎ Working hours	∎ Land and property

∎ Wages	∎ Security arrangements	∎ Forced labor

∎ Leave	∎ Community engagement	∎ Child labor

∎ Employment status	∎ Product stewardship	∎ Discrimination

∎ Non-harassment	∎ Human rights awareness	∎ Sustainability

Human Rights Risk Assessment

In addition to our HRSA, our Human Rights Risk Assessments (HRRAs) consist of additional and subsequent evaluations of locations that we classify as “medium risk” or higher following a review of human rights risk indexes and HRSA results. The HRRAs support us in further exploring risk situations and better understanding the origin of the identified risks through engagements with relevant stakeholders. The ultimate objective of our HRRAs is to design adequate measures to mitigate and address potential human rights risks.

Salient Human Rights Issues

Cemex remains committed to identifying and addressing its salient human rights issues through a risk-based approach that prioritizes the most severe potential negative impacts. We assess severity by considering the gravity of the impact on the affected right, the scope of individuals potentially impacted, and the extent to which affected individuals could be restored to the enjoyment of that right.

Through our HRDD process and assessments conducted in the countries where we operate, we have identified those human rights that are most at risk of severe negative impacts arising from Cemex’s operations and business relationships and prioritize actions accordingly. Our management systems and processes enable us to prioritize mitigation actions, allocate resources efficiently, and assess key performance indicators (KPIs) internally, facilitating transparent reporting on our progress.

To date, the salient human rights issues identified have been primarily employee focused. Key risks are concentrated in the following areas, which represent priority focus for mitigation and continuous improvement:

∎	Working conditions across our operations and supply chain

∎	Security-related risks and potential violations

∎	Dust and other emissions
∎	Climate change and its associated impacts

∎	Water contamination and scarcity

∎	Welfare at work

Strengthening our Human Rights Approach

As part of our ongoing efforts to strengthen our approach to respecting human rights, we have defined and will continue to identify, design, and execute a set of actions to be implemented in the upcoming years. These actions are intended to enhance awareness, reinforce due diligence, and strengthen engagement and remediation mechanisms across our operations and value chain:

∎	Deliver human rights training to employees to enhance awareness of human rights risks

∎	Issue Human Rights Guidelines and train our workforce on its contents, together with the updated Human Rights Policy

∎	Reinforce and expand our stakeholder engagement process
∎	Assess and enhance our existing third-party onboarding process to better evaluate human rights and sustainability risks

∎	Review and strengthen our existing operational grievance mechanisms for our stakeholders

Human Rights Training for Board of Directors

Respecting and promoting human rights is a company commitment that begins at the highest level of the organization through the Cemex Essentials course for members of our Board of Directors. This resource provides an overview of our commitments, strategies, priorities, processes, and outcomes, including our progress on human rights. This voluntary training supports Board-level awareness and oversight by strengthening understanding on how Cemex operationalizes the UN Guiding Principles and implements its HRDD across the organization.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

• Respect for Human Rights

Appendix

155	Cemex 2025 Integrated Report

Human Rights: Our Policies and Guidelines

Our policies facilitate the implementation and safeguarding of our human rights commitments. We expect our employees, suppliers, contractors, and other business partners to comply with applicable policies and procedures across our operations. We actively seek to engage with third parties who meet our human rights principles and practices.

Cemex Global Policies	Human Rights Components and/or Practices

Human Rights Policy

∎

We seek to respect internationally recognized human rights and standards, including those in the UNGC’s International Bill of Human Rights and the International Labour Organization’s Declaration on Fundamental Principles and Rights at Work. Compliance with this policy is mandatory for Cemex directors, officers, and employees. Cemex expects third parties with whom it does business to uphold the principles of the policy and respect internationally recognized human rights and standards. The policy also includes a description of our HRDD approach to procure the identification, assessment, response, remediation, and monitoring of human rights risks and impacts, as applicable.

Health and Safety Policy

∎

We aim to provide a safe workplace for employees and contractors by adhering to company policies, the Health and Safety Management System, and applicable local laws. We strive to achieve zero injuries by fostering a positive health and safety culture, whereby individuals look after the health and safety of each other. The policy includes the Health and Safety Management System among its key components.

Public Affairs and Stakeholder Engagement Policy

∎

We strive to build mutually beneficial relationships with our stakeholders and communities.

∎

We are committed to engaging our stakeholders in an ongoing and transparent way.

∎

We seek to create value for society through our core business activities.

Code of Ethics and Business Conduct

∎

We encourage our Board of Directors and employees, as well as third parties, such as customers, suppliers, and contractors, to act with integrity and uphold our values.

∎

Our Code of Ethics and Business Conduct promotes that our employees act with integrity, honesty, and transparency in their dealings with third parties, colleagues, and other stakeholders. Our Code also establishes respect for and support of the protection of internationally proclaimed human rights principles.

Code of Conduct When Doing Business With Us

∎

We aim for our suppliers to abide by workers’ freedom of association and non-retaliation rights; to not use any work that is performed under threat of penalty, including forced overtime, human trafficking, debt bondage, forced prison labor, slavery, or servitude; to provide a safe and healthy workplace for employees and contractors; to uphold fair and decent working conditions; to avoid the employment of children below the legal minimum age; and to make no distinctions on grounds of discrimination.

Global Policy for Third Parties

∎

Our Global Policy for Third Parties sets out principles and guidelines we expect third parties to abide by, as well as the general provisions on the due diligence procedures that third parties are required to undergo to conduct business with Cemex.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Corporate Governance

Board of Directors

Executive Committee

Ethics and Compliance

Risk and Opportunity Management

• Respect for Human Rights

Appendix

156	Cemex 2025 Integrated Report

Cemex Global Policies	Human Rights Components and/or Practices

Global Workplace Diversity, Equity, and Inclusion Policy

∎

We aim to foster an encouraging environment for individual growth, where personal talent and merit are always recognized, diversity is valued, and equity and inclusiveness are promoted.

∎

Our Global Workplace Diversity, Equity, and Inclusion Policy establishes principles and commitments with the objective of enriching the workplace by enforcing diversity, equity, and inclusion.

∎

We intend for third parties with whom we have a commercial relationship to also comply with the principles and standards reflected in our policy.

Global Workplace Nondiscrimination, Non- Harassment, Non-Bullying, and Non-Retaliation Policy

∎

We expect Cemex employees and applicable third parties to be treated with dignity, respect, and freedom from discrimination, harassment, retaliation, and bullying in all work-related circumstances. Third parties in commercial relationships with us are also required to adhere to this policy and its principles.

Environmental Policy

∎

We actively pursue a pollution prevention policy, aiming to apply the best available techniques to minimize operational impact.

∎

We strive to comply with company policies, procedures, and applicable local laws and regulations.

∎

We seek to maximize our energy and resource efficiency, lowering carbon intensity and reducing emissions by managing energy use, water consumption, and waste generation.

∎

Responsible land management within our operations aims to protect ecosystems and biodiversity, contributing to nature conservation.

∎

We seek to provide training with the objective of appropriately managing the environmental aspects of our operations.

Water Policy	∎ We are committed to minimizing our impact on water resources across three key aspects: Resource availability, quality, and ecosystem integrity.

Biodiversity Policy

∎

We strive to integrate biodiversity initiatives seamlessly into our business model, considering the identification, assessment, and management of biodiversity values in our decision-making processes and management systems throughout the lifecycles of sites.

Global Personal Data Protection Policy

∎

We strive to comply with all applicable laws protecting the personal data of customers, suppliers, business partners, and employees, as well as general accepted principles on data protection.

∎

We believe that processing personal data should always be made for lawful purposes.

∎

Data subjects are entitled to a reasonable expectation of privacy in the processing of their data.

Global Anti-Corruption Policy

∎

This global policy applies to all Cemex directors, officers, and employees, regardless of where they reside or conduct business; Cemex subsidiaries, affiliates, and third-party relationships over which Cemex has control, including joint ventures; and all agents, consultants, business partners, and other third-party representatives when they act on Cemex’s behalf.

∎

We seek to comply with applicable anti-corruption laws.

Appendix 157 Cemex 2025 Integrated Report

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

• Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

158	Cemex 2025 Integrated Report

Selected Consolidated Financial Information

Cemex, S.A.B. de C.V. and Subsidiaries

(Millions of Dollars, except ADSs and per-ADS amounts)

Operating Results [1]	2023	2024	2025

Revenue	16,404	16,063	16,132

Cost of sales [2]	(10,868)	(10,655)	(10,821)

Gross profit	5,536	5,408	5,311

Operating expenses	(3,590)	(3,585)	(3,522)

Operating earnings before other expenses, net	1,946	1,823	1,789

Other expenses, net	(205)	(1)	(784)

Financial expense	(529)	(545)	(454)

Financial income and other items, net [3]	16	(379)	148

Earnings before income taxes	1,326	991	789

Discontinued operations [1]	78	36	566

Non-controlling interest net income [4]	17	21	10

Controlling interest net income	182	939	960

Millions of average ADSs outstanding [5,6,7]	1,470	1,469	1,469

Controlling interest basic earnings per ADS [5,6,7]	0.13	0.64	0.66

Controlling interest basic earnings per ADS from	0.07	0.61	0.27

continuing operations [5,6,7]

Controlling interest basic earnings per ADS from	0.06	0.03	0.39

discontinued operations [5,6,7]

Dividends per ADS [5,6,7,8]	n.a.	0.08	0.09

Statement of Financial Position Information	2023	2024	2025

Cash and cash equivalents	624	864	1,822

Assets held for sale and other current assets	191	370	144

Property, machinery and equipment, net and assets	12,466	11,240	12,168

for the right-of-use, net [10]

Total assets	28,433	27,299	28,945

Current debt and other financial obligations [11]	975	1,116	2,135

Non-current debt and other financial obligations [11]	7,189	6,242	5,325

Total liabilities	16,317	14,822	15,307

Non-controlling interest	352	301	308

Total controlling interest [4]	11,764	12,176	13,330

Total stockholders’ equity	12,116	12,477	13,638

Book value per ADS [5,6]	8.00	8.29	9.07

Other Financial Data [1]	2023	2024	2025

Operating margin	11.9%	11.4%	11.1%

Operating EBITDA margin [9]	19.0%	19.0%	19.1%

Operating EBITDA [9]	3,119	3,057	3,080

Free cash flow from operations [9]	1,230	1,064	1,222

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

• Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

159	Cemex 2025 Integrated Report

Selected Consolidated

Financial Information

Notes to Selected Consolidated Financial Information:

1)

Considering any component that has been disposed of or classified as held for sale and represents a separate major line of business, geographical area, or is part of a single disposal plan. Cemex’s income statements present in the single line item of “Discontinued operations,” the results of: a) the operations in Panama for the period from January 1 to October 6, 2025 and for the years 2024 and 2023; b) the operations in the Dominican Republic for the period from January 1 to January 30, 2025 and for the years 2024 and 2023; c) the operations in the Philippines for the period from January 1 to December 2, 2024 and for the year 2023 and; d) the operations in Guatemala for the period from January 1 to September 10, 2024 and for the year 2023. (See note 5.2 in our 2025 consolidated financial statements included elsewhere in this integrated report).

2)

Cost of sales includes depreciation, amortization and depletion of production assets, storage expenses at production plants, freight costs for raw material and delivery expenses of Cemex’s ready-mix concrete business.

3)

Financial income and other items, net, includes foreign exchange results, financial income, results from financial instruments, net, interest cost of defined benefit liabilities, net, effects of amortized cost on assets and liabilities, and others.

4)

In 2023 and 2024, controlling interest includes $1,986 million, and in 2025 includes $1,983 million of aggregate notional amount of subordinated notes issued by Cemex. For accounting purposes, these subordinated notes were included within stockholders’ equity. (See note 22.2 in our 2025 consolidated financial statements included elsewhere in this integrated report).

5)

Cemex, S.A.B. de C.V.’s CPOs are listed on the Mexican Stock Exchange. Cemex, S.A.B. de C.V.’s ADSs, each of which currently represents ten CPOs, are listed on the New York Stock Exchange (“NYSE”). In the Consolidated Financial Statements, earnings per share are presented on a per-share basis. (See notes 22.1 and 24 in our 2025 consolidated financial statements included elsewhere in this integrated report).

6)

In 2023, 2024 and 2025, the number of ADSs outstanding, stated in millions of ADSs, represents: (i) the total average amount of ADS equivalent units outstanding of each year; (ii) excludes the total number of ADS equivalents issued by Cemex and owned by its subsidiaries and; (iii) includes the restricted ADSs allocated to eligible employees.

7)

For purposes of the selected financial information for the periods ended December 31, 2023 through 2025, the controlling interest basic earnings per ADS amounts were determined by considering the average amount of balance number of ADS equivalent units outstanding during each year.

8)

Dividends declared at each year’s annual stockholders’ meeting for each period are reflected as dividends for the preceding year. We did not declare dividends for fiscal year 2023, a cash dividend of $120 million and $130 million was declared for fiscal years 2024 and 2025, respectively. (See note 22.1 in our 2025 consolidated financial statements included elsewhere in this integrated report).

9)	Please refer to page 284 for the definition of terms.

10)

In 2023, 2024 and 2025 excludes assets held for sale. In addition, in 2024 excludes assets in the Dominican Republic. (See notes 5.2 and 13 in our 2025 consolidated financial statements included elsewhere in this integrated report).

11)

Other financial obligations include: a) lease contracts; and b) liabilities secured with accounts receivable. (See notes 3.4 and 18.2 in our 2025 consolidated financial statements included elsewhere in this integrated report).

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

160	Cemex 2025 Integrated Report

Independent

Auditors’ Report

U.S. Dollars

To the Board of Directors and Stockholders

Cemex, S.A.B. de C.V.

Opinion

We have audited the consolidated financial statements of Cemex, S.A.B. de C.V. and subsidiaries (“the Group”), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, the consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2025, 2024 and 2023, and notes, comprising material accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years ended December 31, 2025, 2024 and 2023 in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).

Basis for Opinion

We conducted our audit in accordance with International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards) (IESBA Code), as applicable to audits of the financial statements of public interest entities, together with the ethical requirements that are relevant to our audit of the consolidated financial statements in Mexico, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the IESBA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

161	Cemex 2025 Integrated Report

Independent

Auditors’ Report

Evaluation of the goodwill impairment analysis for a group of cash-generating units

The key audit matter	How the matter was addressed in our audit

As discussed in notes 3.7 and 17.1 to the consolidated financial statements, the goodwill balance as of December 31, 2025 was $7,170 million, of which $5,894 million relate to the group of Cash-Generating Units in the United States of America (“the US group of CGUs”). The goodwill balance represents 25% of the Group’s total consolidated assets as of December 31, 2025. During 2025, the Group recognized impairment of goodwill of $307 million related to the US group of CGUs. Goodwill is tested for impairment upon the occurrence of internal or external indicators of impairment or at least once a year.

We have identified the evaluation of the goodwill impairment analysis for the US group of CGUs as a key audit matter because the estimated value in use involved a high degree of subjectivity. Specifically, the discount rate and the long-term growth rate used to calculate the value in use of the US group of CGUs were challenging to test and changes to these assumptions could have had a significant impact on the value in use amount.

Our audit procedures in this area included, among others, the following:

We performed sensitivity analyses over the discount rate and the long-term growth rate assumptions to assess their impact on the determination of the value in use of the US group of CGUs.

We evaluated the Group’s forecasted long-term growth rates for the US group of CGUs by comparing the growth assumptions to publicly available data.

We compared the Group’s historical cash flow forecasts to actual results to assess the Group’s ability to accurately forecast.

To assess the overall reasonableness of the resulting value in use determination, we evaluated the implied multiples of earnings resulting from the value in use determination against publicly available information of multiples of earnings in market transactions.

In addition, we involved our valuation specialists, who assisted in:

—  Evaluating the discount rate for the US group of CGUs, by comparing it with a discount rate range that was independently developed using publicly available data for comparable entities and evaluating the long-term growth rate by comparing it against publicly available data; and

—  Performing sensitivity analyses of the value in use of the US group of CGUs by determining an independently developed discount rate and long-term growth rate, and comparing the results of our estimates to the Group’s estimates of value in use.

Evaluation of impairment indicators related to a cement plant

The key audit matter	How the matter was addressed in our audit

As discussed in notes 3.7 and 15.1 to the consolidated financial statements, the property, machinery and equipment, net balance as of December 31, 2025 was $11,054 million, of which $448 million relate to the carrying amount of a cement plant in Colombia (“the Plant”). Property, machinery and equipment assets are evaluated for impairment upon the occurrence of internal or external impairment indicators. As discussed in note 26.3, the Group is involved in certain legal proceedings related to the Plant.

The evaluation of identification and assessment of impairment indicators related to the Plant is considered a key audit matter. Subjective judgment is required to evaluate the identification and assessment of impairment indicators related to the Plant due to uncertainty and judgement around the expected outcome of legal proceedings and their impact on the assessment.

Our audit procedures in this area included, among others, the following:

We evaluated the professional qualifications, competence, and capabilities of the in-house and external lawyers of the Group that assessed the current status and the expected outcome of legal proceedings.

We involved our legal specialists with specialized skills and knowledge, who assisted in our evaluation of the Group’s external counsel’s assessment of the current status and the expected outcome of the legal proceedings and the impact on the identification and assessment of impairment indicators related to the Plant by:

—  Inquiring with Group’s officials responsible for the monitoring of these legal proceedings

—  Inspecting letters received directly from the Group’s external counsel.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

162	Cemex 2025 Integrated Report

Independent

Auditors’ Report

Other Information

Management is responsible for the other information. The other information comprises the information included in the Group’s annual report for the year ended December 31, 2025, to be filed with the National Banking and Securities Commission (Mexico) (Comisión Nacional Bancaria y de Valores) and the Mexican Stock Exchange (Bolsa Mexicana de Valores) (“the Annual Report”) but does not include the consolidated financial statements and our auditors’ report thereon. The Annual Report is expected to be made available to us after the date of this auditors’ report.

Our opinion on the consolidated financial statements does not cover the other information and we will not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above when it becomes available and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.

When we read the Annual Report, if we conclude that there is a material misstatement therein, we are required to communicate the matter to those charged with governance.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. ‘Reasonable assurance’ is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

—

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

—

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

—	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

—

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

163	Cemex 2025 Integrated Report

Independent

Auditors’ Report

—

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

—

Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditors’ report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

KPMG Cárdenas Dosal, S.C.

C.P.C. Arturo González Prieto

Monterrey, N.L.

February 16, 2026

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

164	Cemex 2025 Integrated Report

Consolidated Income Statements

Cemex, S.A.B. de C.V. and Subsidiaries

(Millions of U.S. Dollars, except for earnings per share)

		Years ended December 31,

	Note	2025	2024	2023

Revenues	4	$16,132	16,063	16,404

Cost of sales	6	(10,821)	(10,655)	(10,868)

Gross profit		5,311	5,408	5,536

Operating expenses	7	(3,522)	(3,585)	(3,590)

Operating earnings before other expenses, net	2	1,789	1,823	1,946

Other expenses, net	8	(784)	(1)	(205)

Operating earnings		1,005	1,822	1,741

Financial expense	3.4	(454)	(545)	(529)

Financial income and other items, net	9	148	(379)	16

Share of profit of equity accounted investments	14.1	90	93	98

Earnings before income tax		789	991	1,326

Income tax	21	(385)	(67)	(1,205)

Net income from continuing operations		404	924	121

Discontinued operations	5.2	566	36	78

CONSOLIDATED NET INCOME		970	960	199

Non-controlling interest net income		10	21	17

CONTROLLING INTEREST NET INCOME		$960	939	182

Basic earnings per share	24	$0.0221	0.0217	0.0042

Basic earnings per share from continuing operations	24	$0.0091	0.0209	0.0024

Diluted earnings per share	24	$0.0218	0.0213	0.0041

Diluted earnings per share from continuing operations	24	$0.0090	0.0205	0.0023

The accompanying notes are part of these consolidated financial statements.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

165	Cemex 2025 Integrated Report

Consolidated

Comprehensive Income Statements

Cemex, S.A.B. de C.V. and Subsidiaries

(Millions of U.S. Dollars)

		Years ended December 31,

	Note	2025	2024	2023

CONSOLIDATED NET INCOME		$970	960	199

Items that will not be reclassified subsequently to the Income Statement

Net actuarial results from defined benefit pension plans	20	(12)	74	(45)

Effects from strategic equity investments	14.2	8	1	(2)

Income tax result recognized directly in other comprehensive income	21.2	5	(11)	5

		1	64	(42)

Items that are, or may be, subsequently reclassified to the Income Statement

Results from derivative instruments designated as cash flow hedges	18.4	76	(140)	(7)

Currency translation results of foreign subsidiaries	22.2	337	(206)	255

Income tax result recognized directly in other comprehensive income	21.2	2	(37)	1

		415	(383)	249

Total items of other comprehensive income (loss), net		416	(319)	207

CONSOLIDATED COMPREHENSIVE INCOME		1,386	641	406

Non-controlling interest comprehensive income (loss)		7	(31)	31

CONTROLLING INTEREST COMPREHENSIVE INCOME		$1,379	672	375

The accompanying notes are part of these consolidated financial statements.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

166	Cemex 2025 Integrated Report

Consolidated Statements of Financial Position

Cemex, S.A.B. de C.V. and Subsidiaries

(Millions of U.S. Dollars)

		As of December 31,

	Note	2025	2024

ASSETS

CURRENT ASSETS

Cash and cash equivalents		$1,822	864

Trade accounts receivable	10	1,770	1,582

Other accounts receivable	11	834	715

Inventories	12	1,527	1,485

Assets held for sale and other current assets	13	144	370

Total current assets		$6,097	5,016

NON-CURRENT ASSETS

Investments in associates and joint ventures	14.1	792	753

Other investments and non-current accounts receivable	14.2	212	256

Property, machinery and equipment, net and assets for the right-of-use, net	15	12,168	11,240

Intangible assets, net	16	1,990	1,920

Goodwill	17	7,170	7,441

Deferred income tax assets	21.2	516	673

Total non-current assets		22,848	22,283

TOTAL ASSETS		$28,945	27,299

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES

Current debt	18.1	1,187	189

Other current financial obligations	18.2	948	927

Trade accounts payable	19.1	3,092	3,090

Income taxes payable	21	438	469

Other current liabilities	19.2	1,682	1,417

Total current liabilities		7,347	6,092
NON-CURRENT LIABILITIES

Non-current debt	18.1	4,457	5,340

Other non-current financial obligations	18.2	868	902

Pensions and other post-employment benefits	20	588	559

Deferred income tax liabilities	21.2	601	548

Other non-current liabilities	19.3	1,446	1,381

Total non-current liabilities		7,960	8,730

TOTAL LIABILITIES		$15,307	14,822

STOCKHOLDERS’ EQUITY

Controlling interest:

Common stock and additional paid-in capital	22.1	7,699	7,699

Other equity reserves and subordinated notes	22.2	(446)	(770)

Retained earnings	22.3	6,077	5,247

Total controlling interest		13,330	12,176

Non-controlling interest	22.4	308	301

TOTAL STOCKHOLDERS’ EQUITY		13,638	12,477

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY		$28,945	27,299

The accompanying notes are part of these consolidated financial statements.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

167	Cemex 2025 Integrated Report

Consolidated Cash Flows Statements

Cemex, S.A.B. de C.V. and Subsidiaries

(Millions of U.S. Dollars)

		Years ended December 31,

	Note	2025	2024	2023

OPERATING ACTIVITIES

Consolidated net income		$970	960	199

Discontinued operations		566	36	78

Net income from continuing operations		404	924	121

Adjustments for:

Depreciation and amortization of assets	6, 7	1,291	1,234	1,173

Impairment losses of long-lived assets	8	538	122	43

Share of profit of equity accounted investments	14.1	(90)	(93)	(98)

Results on sale of associates, fixed assets and others		(76)	(172)	(41)

Financial expense, financial income and other financial items, net		306	924	513

Income taxes	21	385	67	1,205

Decrease (increase) in working capital, excluding income taxes		(32)	223	192

Cash flows provided by operating activities from continuing operations		2,726	3,229	3,108

Interest paid		(446)	(551)	(524)

Income taxes paid	21	(301)	(854)	(488)

Net cash flows provided by operating activities from continuing operations		1,979	1,824	2,096

Net cash flows (used in) provided by operating activities from discontinued operations		(4)	155	192

Net cash flows provided by operating activities after interest and income taxes		1,975	1,979	2,288

INVESTING ACTIVITIES

Investment in property, machinery and equipment, net	15	(947)	(987)	(852)

Investment in intangible assets, net	16	(265)	(296)	(207)

Disposal (acquisition) of subsidiaries and associates, net	5, 14.1	965	1,020	(189)

Non-current assets and others, net		57	35	21

Cash flows used in investing activities from continuing operations		(190)	(228)	(1,227)

Net cash flows used in investing activities from discontinued operations		(7)	(100)	(115)

Net cash flows used in investing activities		(197)	(328)	(1,342)

FINANCING ACTIVITIES

Proceeds from new debt instruments	18.1	2,078	5,048	2,938

Debt repayments	18.1	(2,227)	(5,497)	(3,840)

Issuance of subordinated notes	22.2	989	—	992

Other financial obligations, net	18.2	(285)	(292)	(274)

Dividends paid	22.1	(127)	(90)	—

Shares in trust for future deliveries under share-based compensation	23	(49)	(52)	(45)

Repayment of subordinated notes and changes in non-controlling interests	22	(1,010)	(2)	(62)

Derivative financial instruments	18.4	(5)	(37)	(189)

Coupons on subordinated notes	22	(99)	(143)	(120)

Non-current liabilities, net		(61)	(188)	(101)

Net cash flows used in financing activities		(796)	(1,253)	(701)

Increase in cash and cash equivalents from continuing operations		993	343	168

Increase (decrease) in cash and cash equivalents from discontinued operations		(11)	55	77

Foreign currency translation effect on cash		(24)	(158)	(116)

Cash and cash equivalents at beginning of period		864	624	495

CASH AND CASH EQUIVALENTS AT END OF PERIOD		$1,822	864	624

Changes in working capital, excluding income taxes:

Trade accounts receivable		$(34)	56	(27)

Other accounts receivable and other assets		61	(45)	21

Inventories		83	196	68

Trade accounts payable		(225)	159	(45)

Other accounts payable and accrued expenses		83	(143)	175

Decrease (increase) in working capital, excluding income taxes		$(32)	223	192

The accompanying notes are part of these consolidated financial statements.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

168	Cemex 2025 Integrated Report

Statements of Changes in Stockholders’ Equity

Cemex, S.A.B. de C.V. and Subsidiaries

For the years ended December 31, 2025, 2024 and 2023

(Millions of U.S. Dollars)

	Note		Common stock	Additional paid-in capital	Other equity reserves and subordinated notes	Retained earnings	Total controlling interest	Non- controlling interest	Total stockholders’ equity

Balance as of December 31, 2022		$	318	7,492	(1,555)	4,246	10,501	408	10,909

Net income for the period			—	—	—	182	182	17	199

Other comprehensive income for the period			—	—	193	—	193	14	207

Total of other comprehensive income for the period	22.2		—	—	193	182	375	31	406

Cancellation of own shares by shareholders’ resolution	22.1		—	(111)	111	—	—	—	—

Shares in trust for future deliveries under share-based compensation	23		—	—	(45)	—	(45)	—	(45)

Issuance of subordinated notes	22.2		—	—	992	—	992	—	992

Changes in non-controlling interest	22.4		—	—	—	—	—	(87)	(87)

Share-based compensation	23		—	—	61	—	61	—	61

Coupons accrued on subordinated notes	22.2		—	—	(120)	—	(120)	—	(120)

Balance as of December 31, 2023			318	7,381	(363)	4,428	11,764	352	12,116

Net income for the period			—	—	—	939	939	21	960

Other comprehensive loss for the period			—	—	(267)	—	(267)	(52)	(319)

Total of other comprehensive income for the period	22.2		—	—	(267)	939	672	(31)	641

Dividends declared	22.1		—	—	—	(120)	(120)	—	(120)

Shares in trust for future deliveries under share-based compensation	23		—	—	(52)	—	(52)	—	(52)

Changes in non-controlling interest	22.4		—	—	—	—	—	(20)	(20)

Share-based compensation	23		—	—	55	—	55	—	55

Coupons accrued on subordinated notes	22.2		—	—	(143)	—	(143)	—	(143)

Balance as of December 31, 2024			318	7,381	(770)	5,247	12,176	301	12,477

Net income for the period			—	—	—	960	960	10	970

Other comprehensive income for the period			—	—	419	—	419	(3)	416

Total of other comprehensive income for the period	22.2		—	—	419	960	1,379	7	1,386

Dividends declared	22.1		—	—	—	(130)	(130)	—	(130)

Issuance of subordinated notes	22.2		—	—	989	—	989	—	989

Repurchase of subordinated notes	22.2		—	—	(992)	—	(992)	—	(992)

Shares in trust for future deliveries under share-based compensation	23		—	—	(49)	—	(49)	—	(49)

Share-based compensation	23		—	—	84	—	84	—	84

Coupons accrued and premiums on subordinated notes	22.2		—	—	(127)	—	(127)	—	(127)

Balance as of December 31, 2025		$	318	7,381	(446)	6,077	13,330	308	13,638

The accompanying notes are part of these consolidated financial statements.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

169	Cemex 2025 Integrated Report

Notes to the

Consolidated Financial Statements

Cemex, S.A.B. de C.V. and Subsidiaries

As of December 31, 2025, 2024 and 2023

(Millions of U.S. Dollars)

1)	DESCRIPTION OF BUSINESS

Cemex, S.A.B. de C.V., originated in 1906, is a publicly traded variable stock corporation (Sociedad Anónima Bursátil de Capital Variable) organized under the laws of Mexico, and is the parent company of entities whose main activities are oriented to the construction industry, through the production, marketing, sale and distribution of cement, ready-mix concrete, aggregates, urbanization solutions and other construction materials and services. In addition, Cemex, S.A.B. de C.V. performs significant business and operational activities in Mexico.

The shares of Cemex, S.A.B. de C.V. are listed on the Mexican Stock Exchange (“MSE”) as Ordinary Participation Certificates (“CPOs”) (Certificados de Participación Ordinaria) under the symbol “Cemex.CPO.” Each CPO represents two series “A” shares and one series “B” share of the common stock of Cemex, S.A.B. de C.V. In addition, Cemex, S.A.B. de C.V.’s shares are listed on the New York Stock Exchange (“NYSE”) as American Depositary Shares (“ADSs”) under the symbol “CX.” Each ADS represents ten CPOs.

The terms “Cemex, S.A.B. de C.V.” and/or the “Parent Company” used in these accompanying notes to the consolidated financial statements refer to Cemex, S.A.B. de C.V. without its consolidated subsidiaries. The terms “the Company” or “Cemex” refer to Cemex, S.A.B. de C.V. together with its consolidated subsidiaries.

The issuance of these consolidated financial statements was authorized by the Board of Directors of the Parent Company on February 4, 2026, considering the favorable recommendation of its Audit Committee. These financial statements will be submitted for approval to the annual general ordinary shareholders’ meeting of the Parent Company on March 26, 2026.

2)	BASIS OF PRESENTATION AND DISCLOSURE

The consolidated financial statements as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023, were prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Note 3 describes Cemex’s material accounting policies. Accounting policy information is considered material if, together with other financial information included in the entity’s financial statements, it could reasonably influence the decision of primary users.

Presentation currency and definition of terms

The consolidated financial statements and accompanying notes are presented in Dollars of the United States, unless otherwise specified. All amounts in these financial statements are stated in millions, except for earnings per share and prices per share. References to “U.S. Dollar,” “Dollar,” or “$” indicate Dollars of the United States. “Ps” or “Pesos,” refer to Mexican Pesos, “€” or “Euros,” to the currency used in some European Union (“EU”) countries and “£” or “Pounds,” to British Pounds sterling. Previously reported Dollar amounts for prior years are restated using closing exchange rates as of the reporting date if related transactions in other currencies remain unsettled. Dollar amounts should not be interpreted as actual amounts or as convertible at the stated rates.

Amounts disclosed in the notes regarding outstanding tax and legal proceedings (notes 21.4 and 26), originate from jurisdictions where currencies differ from the Dollar. These amounts are presented in Dollar equivalents as of the end of the most recent year. Therefore, without any change to the original currency, these Dollar amounts may fluctuate over time due to exchange rate changes.

Discontinued operations (note 5.2)

Cemex reports as discontinued operations any component that has been disposed of or classified as held for sale and represents a separate major line of business, geographical area, or is part of a single disposal plan. The Income Statements and the Cash Flow Statements for prior periods were presented to consider the effects of additional discontinued operations that occurred in 2025.

Income Statements

Cemex presents the line item “Operating earnings before other expenses, net” as a relevant subtotal for determining “Operating EBITDA” (Operating earnings before other expenses, net plus depreciation and amortization), which is calculated as operating earnings before other expenses, net, plus depreciation and amortization. This subtotal facilitates reconciliation between IFRS financial statements and the non-IFRS measure of Operating EBITDA. “Other expenses, net” primarily includes revenues and expenses not directly related to Cemex’s core activities or that are non-recurring, such as impairment losses on long-lived assets, results from assets disposal, and restructuring costs, among others (note 8). Under IFRS, the use of subtotals such “Operating earnings before other expenses, net” and the presentation of the Income Statement can vary significantly by industry and companies according to specific needs and requirements. Operating EBITDA is not a measure of operating performance, cash flows or financial position under IFRS.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

170	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

However, Cemex’s chief executive officer uses Operating EBITDA to assess operating performance, profitability and resource allocation. Moreover, most of Cemex’s creditors also use this measure to evaluate the Company’s ability to fund capital expenditures, service or incur debt, and meet financial covenants. Cemex discloses Operating EBITDA in notes 5.3 and 18.1. Operating EBITDA may not be comparable to similarly titled measures used by other companies.

Cash Flow statements

The Cash Flow statements exclude transactions that do not involve actual sources or uses, as detailed below:

•	Increases in other financing obligations related to lease contracts and the corresponding increases in right-of-use assets (notes 15.2 and 18.2); and

•	Portion of dividends declared during the year that remains payable as of December 31, 2025, for $33 (notes 22.1 and 22.3).

Newly issued IFRS adopted in 2025

Beginning January 1, 2025, Cemex adopted IFRS amendments that did not result in any material impact on its results of operation or financial position, and which are explained as follows:

Standard	Main topic

Amendments to IAS 21, The Effects of Changes in Foreign Exchange Rates – Lack of Exchangeability

The amendments require entities to consistently assess whether a currency is ex-changeable into another currency. If not, entities must determine the appropriate exchange rate and provide the related disclosures.

3)	MATERIAL ACCOUNTING POLICIES

3.1)	PRINCIPLES OF CONSOLIDATION

The consolidated financial statements comprise Cemex, S.A.B. de C.V. and all controlled entities. Intercompany balances and transactions are eliminated upon consolidation. Investments in associates and jointly controlled entities are accounted for using the equity method, which recognizes the original cost and Cemex’s share of the investee’s equity and earnings after acquisition.

3.2)	USE OF ESTIMATES AND CRITICAL ASSUMPTIONS

Preparing financial statements under IFRS requires management to make estimates and assumptions that impact reported assets, liabilities, revenues and expenses, as well as the disclosure of contingent items. These assumptions are reviewed regularly based on available information. Actual results may differ from these estimates in future years. Main items subject to significant estimates and assumptions include lease accounting, impairment testing of long-lived assets and goodwill, recognition of deferred income tax balances, uncertain tax positions, fair value measurement of financial instruments, employee benefit assets and liabilities and contingent liabilities.

3.3)	FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions in foreign currencies are recorded in each consolidated entity’s functional currency at the exchange rates in effect on the transaction dates. Monetary assets and liabilities in foreign currencies are translated at the exchange rate on the statement of financial position date. Resulting foreign exchange fluctuations are recognized in the Income Statements, except for those arising from: 1) foreign currency debt related to the acquisition of foreign entities; and 2) balances with related parties in foreign currency that are not expected to be settled in the foreseeable future and are considered permanent investment. These specific exchange fluctuations are recorded in “Other equity reserves,” as part of the foreign currency translation adjustment (note 22.2) until the foreign net investment is disposed of. At that time, the accumulated amount in equity is recognized in the Income Statement as part of the gain or loss on disposal.

Financial statements of consolidated entities are prepared in their functional currency and translated to Dollars. The statement of financial position uses the closing exchange rate, while Income Statements use the monthly closing rates for the period. The functional currency is the currency in which each entity primarily generates and expenses cash. Translation effects are included in “Other equity reserves” and presented in the statement of other comprehensive income as part of the foreign currency translation until the consolidated entity is disposed of (note 22.2).

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

171	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

For functional currency purposes, the Parent Company is considered to have two divisions. The financial and holding activities use the Dollar as the functional currency for all related assets, liabilities and transactions. The operating activities in Mexico use the Peso as the functional currency for all related assets, liabilities and transactions associated with these activities.

The most significant closing exchange rates for the statement of financial position and the approximate average exchange rates (as determined using the closing exchange rates of each month within the period) for the Income Statements with respect to Cemex’s main functional currencies to the Dollar as of December 31, 2025, 2024 and 2023, were as follows:

	2025		2024		2023

Currency	Closing	Average	Closing	Average	Closing	Average

Peso	18.01	19.19	20.83	18.55	16.97	17.63

Euro	0.8513	0.8851	0.9654	0.9265	0.9059	0.9227

British Pound Sterling	0.7420	0.7573	0.7988	0.7819	0.7852	0.8019

3.4)	FINANCIAL INSTRUMENTS

Classification and measurement of financial instruments

Financial assets are classified as “Held to collect” and measured at amortized cost whether they meet both of the following conditions and are not designated at fair value through profit or loss: a) they are held within a business model focused on collecting contractual cash flows; and b) their contractual terms result in cash flows on specified dates that are solely payments of principal and interest. Amortized cost is the net present value of the consideration receivable or payable at the transaction date. This classification includes the following categories:

•

Cash and cash equivalents. This category includes available cash and low-risk, highly liquid short-term investments that are readily convertible to known amounts of cash. These investments, including overnight placements, yield fixed returns and have a maturity of less than three months from the investment date.

•

Trade accounts receivable, other current accounts receivable and other current assets (notes 10, 11 and 13). Cemex initially recognizes these short-term assets at the original transaction amount, less expected credit losses.

•

Trade accounts receivable sold under securitization programs, where Cemex retains a residual interest or continued involvement in the assets in case of recovery failure, do not qualify for derecognition and remain on the statement of financial position (notes 10 and 18.2).

•	Investments and non-current accounts receivable (note 14.2). Subsequent changes in amortized cost are recognized in the Income Statement under “Financial income and other items, net.”

Certain strategic investments are measured at fair value through other comprehensive income within “Other equity reserves” (note 14.2). Cemex does not hold financial assets classified as “Held to collect and sell,” where the business model is to collect contractual cash flows and subsequently sell the assets. Financial assets not classified as “Held to collect” or lacking strategic characteristics are measured at fair value through the Income Statement under “Financial income and other items, net” (note 14.2).

Debt instruments and other financial obligations are classified as “Loans” and measured at amortized cost (notes 18.1 and 18.2). Consolidated financial expenses reflect the interest on Cemex’s debt instruments, measured using the effective interest rate. Accrued interest is recognized in “Other accounts payable and accrued expenses” against financial expense. During the reporting periods, Cemex did not have any financial liabilities voluntarily recognized at fair value or associated with fair value hedging strategies using derivative financial instruments.

Derivative financial instruments are recognized as assets or liabilities in the statement of financial position at estimated fair value. Changes in fair value are recognized in the Income Statement under “Financial income and other items, net” for the period in which they occur, except for hedging instruments as described below.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

172	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

Hedging instruments (note 18.4)

A hedging relationship is established to the extent the entity considers, based on the analysis of the overall characteristics of the hedging and hedged items, that the hedge will be highly effective in the future and the hedge relationship at inception is aligned with the entity’s reported risk management strategy (note 18.5). The accounting categories of hedging instruments are cash flow hedge and net investment hedge in foreign subsidiaries.

In cash flow hedges, the effective portion of changes in fair value of derivative instruments is recognized in stockholders’ equity within “Other equity reserves” and are reclassified to earnings as the interest expense of the related debt is accrued, in the case of interest rate swaps, or when the underlying products are consumed in the case of contracts on the price of raw materials and commodities. In hedges of the net investment in foreign subsidiaries, changes in fair value are recognized in stockholders’ equity as part of the foreign currency translation result within “Other equity reserves” (note 3.3), whose reversal to earnings would take place upon disposal of the foreign investment. Derivative instruments are negotiated with institutions with significant financial capacity; therefore, Cemex believes the risk of non-performance of the obligations agreed to by such counterparties to be minimal.

Impairment of financial assets

Impairment losses of financial assets, including trade accounts receivable, are recognized using the Expected Credit Loss model (“ECL model”) for the entire lifetime of such financial assets on initial recognition, and at each subsequent reporting period, even in the absence of a credit event or if a loss has not yet been incurred, considering for their measurement past events and current conditions, as well as reasonable and supportable forecasts affecting collectability. For purposes of the ECL model of trade accounts receivable, on a country-by-country basis, Cemex segments its accounts receivable by type of client, homogeneous credit risk and days past due and determines for each segment an average rate of ECL, considering actual credit loss experience generally over the last 12 months and analyses of future delinquency, that is applied to the balance of the accounts receivable. The average ECL rate increases in each segment of days past due until the rate is 100% for the segment of 365 days or more past due.

Costs incurred in the issuance of debt or borrowings

Direct costs related to debt issuances, borrowings, or debt refinancing and modifications that do not result in debt extinguishment are added to the carrying amount of the debt and amortized as financial expense over the instrument’s term using the effective interest rate. These costs include commissions and professional fees. Costs incurred in the extinguishment of debt, as well as debt refinancing or modifications to debt agreements, when the new instrument is substantially different from the old instrument according to a qualitative and quantitative analysis, are recognized in the Income Statement as incurred.

Leases (notes 15.2 and 18.2)

At contract inception, Cemex evaluates whether the contract is, or contains, a lease. A contract is considered a lease if it grants the right to control the use of an identified asset for a period in exchange for consideration. Leases are recognized as financial liabilities and corresponding right-of-use, measured at commencement date as the net present value of future fixed payments. The interest rate used is either the interest rate implicit in the lease or, if unavailable Cemex’s incremental borrowing rate. Cemex determines this rate by referencing external financing sources and adjusting for the lease term, asset type, and economic environment.

Cemex does not separate non-lease components from lease component within the same contract. Lease payments used to measure lease liability include fixed contractual rental payments, less incentives, fixed payments for non-lease components and the value of a purchase option if it is highly probable to be exercised or considered a bargain. Interest on financial obligations related to lease contracts is recognized as “Financial expense” in the Income Statement.

At the commencement date or when modifying a lease contract component, Cemex allocates consideration to each lease component based on its relative stand-alone prices. Cemex applies the recognition exception for lease with terms of 12 months or less and for contracts involving low-value assets, recognizing lease payment for these leases as rental expense in the Income Statement.

The lease liability is measured at amortized cost using the effective interest method as payments are incurred. It is remeasured if: a) future lease payments change due to an index or rate adjustments, b) the expected amount payable under a residual guarantee changes, c) the Company revises its assessment of whether to exercise a purchase, extension or termination option, or d) there is a revised in-substance fixed lease payment. When the lease liability is remeasured, the carrying amount of the right-of-use asset is adjusted. If the asset has been reduced to zero, the adjustment is recognized within “Financial income and other items, net.”

Embedded derivative financial instruments

Cemex reviews its contracts to identify embedded derivatives. Identified embedded derivatives are analyzed to determine if they need to be separated from the host contract and recognized in the statement of financial position as assets or liabilities.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

173	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

3.5)	PROPERTY, MACHINERY AND EQUIPMENT AND ASSETS FOR THE RIGHT-OF-USE (note 15)

Property, machinery and equipment are recognized at their acquisition or construction cost, as applicable, less accumulated depreciation and impairment losses. Depreciation of fixed assets is recognized as part of cost and operating expenses (notes 6 and 7) and is calculated using the straight-line method over the estimated useful lives of the assets, except for mineral reserves, which are depleted using the units-of-production method. Periodic maintenance of fixed assets is expensed as incurred. Advances to suppliers of fixed assets are presented as part of other non-current accounts receivable.

Assets for the right-of-use related to leases are initially measured at cost, which comprises the initial amount of the lease liability adjusted by any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle, remove or restore the underlying asset, less any lease incentives received. Assets for the right-of-use are generally depreciated using the straight-line method from the commencement date to the end of the lease term. Assets for the right-of-use may be reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

Cemex capitalizes, as part of the related cost of fixed assets, interest expense from existing debt during the construction or installation period of qualifying fixed assets, considering Cemex’s corporate average interest rate and the average balance of investments in process for the period.

3.6)	BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS (notes 5.1, 16 and 17)

The consideration transferred in business combinations is allocated to all assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. Any unallocated portion of the consideration transferred represents goodwill, which is not amortized and is subject to periodic impairment tests (note 3.7). Costs associated with the acquisition are recognized in the Income Statement as incurred.

Intangible assets are recognized at their acquisition or development cost, as applicable, when probable future economic benefits are identified and there is evidence of control over such benefits. Definite life intangible assets are amortized on a straight-line basis or using the units-of-production method, as applicable, as part of operating costs and expenses (notes 6 and 7). Direct costs incurred in the development stage of computer software for internal use are capitalized and amortized through the operating results over the useful life of the software, which, on average, is five years.

3.7)	IMPAIRMENT OF LONG-LIVED ASSETS (notes 15, 16 and 17)

Property, machinery and equipment, assets for the right-of-use, intangible assets of definite life and other investments

Assets are evaluated for impairment when internal or external indicators arise. Impairment losses, representing the amount by which the asset’s carrying value exceeds its recoverable amount, are recorded in “Other expenses, net.” Recoverable amounts are based on the net present value of projected future cash flows over the asset’s useful life or, when available, the asset’s fair value.

Goodwill

Goodwill is tested for impairment at least annually, during the last quarter, or when there are internal or external indicators suggesting potential impairment. This testing is conducted at the level of the group of Cash-Generating Units (CGUs) to which goodwill has been allocated. The recoverable amount is determined by taking the higher of the value in use, which is calculated as the net present value of estimated future cash flows over five years plus terminal value, or the fair value of the group of CGUs if it can be measured. If the recoverable amount is lower than the net book value of the group of CGUs, an impairment loss is recognized under “Other expenses, net” in the Income Statement. Impairment charges recognized on goodwill cannot be reversed in subsequent periods. For impairment testing, consolidated goodwill is allocated to country level groups of CGUs, which is also the level at which management internally monitors goodwill.

3.8)	PROVISIONS (notes 19, 25 and 26)

Cemex recognizes provisions for legal or constructive obligations arising from past events that require cash outflows or the transfer of the Company’s resources. As of December 31, 2025 and 2024, significant proceedings contributing to Cemex’s current and non-current liabilities and provisions are described in notes 19.2 and 19.3.

Contingent obligations or losses are disclosed qualitatively in the notes to consolidated financial statements. Long-term commitments with third parties, such as supply contracts, are recognized on an incurred or accrued basis, reflecting the substance of the agreements. Relevant commitments are disclosed in the notes.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

174	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

3.9)	PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (note 20)

Defined contribution pension plans

The costs of defined contribution pension plans are recognized in the operating results as they are incurred. Liabilities arising from such plans are settled through cash transfers to the employees’ retirement accounts, without generating future obligations.

Defined benefit pension plans and other post-employment benefits

Costs related to defined benefit pension plans and other post-employment benefits, including health care, life insurance and seniority premiums, are recognized as employees render services. These costs are determined using actuarial estimations of the present value of benefits, based on advice from external actuaries. For certain pension plans, Cemex has established irrevocable trust funds to cover future benefit payments, referred to as plan assets. Plan assets are measured at fair value as of the statement of financial position date. All actuarial gains and losses for the period, including differences between projected and actual actuarial assumptions and between expected and actual returns on plan assets, are recognized as part of “Other items of comprehensive income, net” within stockholders’ equity.

Service cost, reflecting the increase in obligations for additional employee benefits earned during the period, is recognized as operating cost and expense. Net interest cost, arising from changes in obligations due to net present value adjustments and changes in the estimated fair value of plan assets, is recognized in “Financial income and other items, net.”

Termination benefits

Termination benefits, not associated with a restructuring event, which mainly represent severance payments, are recognized in the operating results for the period in which they are incurred. In the event of restructuring, the expenses are recognized within “Other expenses, net” (note 8).

3.10)	INCOME TAXES (note 21)

The income taxes reflected in the Income Statement include the amounts incurred during the period and the amounts of deferred income taxes, determined according to the income tax law applicable to each subsidiary, reflecting any uncertainty in income tax treatments and include the effects measured in each subsidiary by applying the enacted statutory income tax rate at the end of the reporting period. According to IFRS, all items charged or credited directly in stockholders’ equity or as part of other comprehensive income or loss for the period are recognized net of their current and deferred income tax effects. The effect of a change in enacted statutory tax rates is recognized in the period in which the change is officially enacted.

Deferred income taxes

Deferred tax assets are reviewed at each reporting date and are derecognized if it is not probable that the related tax benefit will be realized. Cemex considers the total amount of tax loss carryforwards it expects will not be rejected by tax authorities, based on available evidence and the likelihood of recovery before expiration, using estimated future taxable income. In assessing the probability of recovery, Cemex evaluates all relevant positive and negative evidence, including market conditions, industry analysis, expansion plans, projected taxable income, carryforward periods, current and potential changes in tax structure, tax planning strategies, and future reversals of temporary differences. Deferred income tax assets and liabilities from different tax jurisdictions are not offset.

Uncertain tax positions

The income tax effects of uncertain tax positions are recognized when it is probable that the position will be sustained based on its technical merits and assuming that the tax authorities will examine each position with full knowledge of all relevant information. For each position, Cemex considers its probability, regardless of its relation to any broader tax settlement. The probability threshold represents management’s positive assertion that Cemex is entitled to the economic benefits of a tax position. If a tax position is considered not probable to be sustained, no benefits of the position are recognized. Interest and penalties related to unrecognized tax benefits are recorded as part of the income tax in the Income Statements based on the Company’s analysis of the nature of such interest and penalties, considering recent IFRS Interpretations Committee guidance.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

175	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

Effective income tax rate

The effective income tax rate is calculated by dividing “Income tax” by “Earnings before income tax.” This rate is subsequently reconciled with Cemex’s statutory tax rate in Mexico. Differences between Mexico’s 30% statutory tax rate and the tax rates in other countries where Cemex operates, as well as variations in expense recognition for financial reporting and tax purposes, significantly influence this reconciliation (note 21.3).

For the years ended December 31, 2025, 2024 and 2023, the statutory tax rates for Cemex’s operating segments were as follows:

Country	2025	2024	2023

Mexico	30.0%	30.0%	30.0%

United States	21.0%	21.0%	21.0%

Europe	9.0% - 28.2%	9.0% - 28.2%	9.0% - 28.2%

Middle East and Africa	9.0% - 23.0%	9.0% - 23.0%	22.5% - 23.0%

SCA&C	9.0% - 35.0%	9.0% - 35.0%	5.5% - 35.0%

Cemex’s current and deferred income tax amounts in the Income Statement for the period are highly variable. This variability depends on taxable income in each jurisdiction, which is influenced by sales volumes and prices, costs, exchange rate fluctuations, interest on debt, and estimated tax assets based on expected future taxable gains.

3.11)  STOCKHOLDERS’ EQUITY

Other equity reserves and subordinated notes (note 22.2)

Groups the cumulative effects of items and transactions that are, temporarily or permanently, recognized directly to stockholders’ equity, and includes the comprehensive income, which reflects certain changes in stockholders’ equity that do not result from investments by owners and distributions to owners, as well as Subordinated Notes (note 22.2).

The most significant items within “Other equity reserves and subordinated notes” during the reported periods are as follows:

Items of “Other equity reserves and subordinated notes” included in the determination of other comprehensive income:

•

Currency translation effects from the translation of foreign subsidiaries, including a) exchange results from foreign currency debt related to the acquisition of foreign subsidiaries; and b) exchange results from foreign currency related parties’ balances that are of a non-current investment class (note 3.3);

•

The effective portion of the valuation and liquidation effects from derivative financial instruments under cash flow hedging relationships, which are recorded temporarily in stockholders’ equity (note 3.4);

•

Changes in fair value of other investments in strategic securities (note 3.4); and

•

Current and deferred income taxes during the period arising from items which effects are directly recognized in stockholders’ equity.

Items of “Other equity reserves and subordinated notes” not included in the determination of other comprehensive income:

•

Effects related to controlling stockholders’ equity for changes or transactions affecting non-controlling interest stockholders in Cemex’s consolidated subsidiaries;

•

Effects attributable to controlling stockholders’ equity for financial instruments issued by consolidated subsidiaries that qualify for accounting purposes as equity instruments, such as the interest expense paid on perpetual debentures;

•

The balance of Subordinated Notes with no fixed maturity and any interest accrued thereof; and

•

The cancellation of the Parent Company’s shares held by consolidated entities or held in trust for the liquidation of executive long-term share-based compensation.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

176	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

3.12)	EXECUTIVE SHARE-BASED COMPENSATION (note 23)

Share-based payments to executives are defined as equity instruments when services received from employees are settled by delivering shares of the Parent Company; or as liability instruments when Cemex commits to making cash payments to the executives upon exercising the awards based on changes in the Parent Company stock (intrinsic value). The cost of equity instruments represents their estimated fair value at the date of grant and is recognized in the operating results during the periods in which the executives release any restriction. Cemex does not grant liability instruments.

3.13)	ALLOWANCES RELATED TO EMISSIONS OF CO2

In certain countries where Cemex operates, including the EU countries and the United Kingdom, among others, mechanisms aimed at reducing carbon dioxide emissions have been established, such as the European Union’s emissions trading system (“EU ETS”) and the United Kingdom’s emissions trading system (“U.K. ETS”), respectively, by means of which, under the outstanding rules, the relevant environmental authorities have granted annually to the entities that release CO2, such as the cement industry, certain number of carbon emission rights (“Allowances”) free of cost. Entities in turn must submit to such environmental authorities at the end of the compliance period, Allowances for a volume equivalent to the tons of CO2 released. Companies must buy additional Allowances to meet deficits between actual CO2 emissions during the compliance period and Allowances received. In general, failure to deliver the required Allowances is subject to significant monetary penalties. Entities may also dispose of any surplus of Allowances in the market. The trend is that Allowances received free of cost will be reduced over time from 2026 to zero by 2034 so that entities are compelled to act and gradually reduce the aggregate volume of emissions. EU ETS and U.K. ETS rules are periodically reviewed to ensure they remain effective and aligned with the EU’s and U.K.’s climate goals respectively. Forward purchase commitments are in place to address a significant portion of the projected deficit for 2029 and 2030 (note 25.1).

Cemex accounts for the effects associated with CO2 emission reduction mechanisms as follows:

•	Allowances received without payment are recognized at zero cost in the statement of financial position.

•	Revenues from the sale of excess Allowances is recognized in the Income Statement in the period it occurs.

•	Allowances acquired to hedge expected CO2 emissions deficits for internal use only are recognized as intangible assets at cost and allocated to the cost of sales during the relevant compliance period.

•	Cemex accrues a provision at market value against the cost of sales if current CO2 emissions exceed available emission rights and additional Allowances have not yet been acquired.

3.14)	CONCENTRATION OF CREDIT

Cemex primarily sells to construction industry distributors, with no specific geographic concentration within its operating countries. For the years ended December 31, 2025, 2024, and 2023, no single customer accounted for a significant share of reported sales or trade accounts receivable. Similarly, purchases were not significantly concentrated with any single supplier.

3.15)	NEWLY ISSUED IFRS NOT YET ADOPTED

Several amendments and new IFRS have been issued but are not yet effective. Cemex is reviewing these standards and will adopt them on their respective effective dates. None is expected to have a material adverse impact on our results of operations, liquidity, or financial condition.

Standard	Main topic	Effective date

Amendments to the Classification and Measurement of Financial Instruments – Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures	The amendments to IFRS 9 and IFRS 7 clarify the derecognition of financial liabilities on the settlement date, allowing accounting options for electronic settlements and require additional disclosures for financial assets and liabilities with contingent terms, including Environmental, Social and Governance features.	January 1, 2026

Contract referencing nature-dependent electricity contracts: Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments	The amendments allow a company to apply the own-use exemption to Power Purchase Agreement if the company has been, and expects to be, a net-purchaser of electricity for the contract period.	January 1, 2026

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

177	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

In addition, IFRS 18, Presentation and Disclosure in Financial Statements, will replace IAS 1 effective January 1, 2027. It introduces new categories and subtotals in the statement of profit or loss, requires disclosure of management-defined performance measures, and sets new requirements for the location, aggregation, and disaggregation of financial information. Foreign exchange results must be classified by the related income and expenses categories, requiring further disaggregation and affecting the operating, investing, and financing sections. Moreover, the Cash Flow Statement requires operating profit as the starting point. It also standardizes the classification of interest and dividends to match their treatment in the “Income statement.” These changes affect how Cemex presents cash flows from operating, investing, and financing activities. In addition to assessing the impact of these changes, Cemex is currently updating and designing changes to its systems to address the categories in the Income Statement.

4)	REVENUES

Cemex’s revenues are primarily generated from the sale and distribution of cement, ready-mix concrete, aggregates, and other construction materials and services, including urbanization solutions. Revenue is recognized at a point in time or over time, based on the transaction price. However, during the reported periods, revenues recognized over time were not significant. As of December 31, 2025 and 2024, contract liabilities with customers were $369 and $269, respectively, mainly reflecting advances received from customers (note 19.2).

As of December 31, 2025 and 2024, amounts receivable for progress billings and customer advances under construction contracts were not significant. Additionally, for 2025, 2024, and 2023, revenues and costs related to construction contracts in progress were not significant. For 2025, 2024, and 2023, costs capitalized as contract fulfillment assets and released over the contract were also not significant. Cemex offers credit terms of 15 to 90 days, depending on customer type and risk.

5)	BUSINESS COMBINATIONS, DIVESTITURES AND DISCONTINUED OPERATIONS AND SELECTED FINANCIAL INFORMATION BY OPERATING SEGMENT AND LINE OF BUSINESS

5.1)	BUSINESS COMBINATIONS

On August 1, 2025, Cemex increased its holdings in Couch Aggregates, LLC (“Couch”) to a majority stake by an additional 30%, for a price of $34. Couch produces aggregate materials across the southeastern United States. With this transaction, Cemex expanded its investment in Couch from 49% to 79% (note 14.1). Cemex determined goodwill for this transaction for $25.

On September 3, 2024, Cemex acquired a 51% controlling interest in a Berlin-based recycling company from the Heim Group in Germany for a price of $4. This company processes mineral construction, demolition, and excavation materials and operates one plant to store biogenic CO2 in recycled mineral waste permanently.

During 2023, Cemex completed various business acquisitions and controlling interest acquisitions, primarily in the aggregates, mortars, maritime operations, adhesives, and construction demolition and excavation waste recycling sectors, for a total consideration of $101. Cemex determined goodwill for these transactions for $6.

The following table presents the combined condensed fair value information of the assets acquired and liabilities assumed that were integrated into Cemex in connection with the acquisitions in 2025 and 2024.

	2025	2024

Current assets	$37	2

Property, machinery and equipment	113	8

Intangible assets and goodwill	35	5

Total assets	185	15

Current liabilities	20	1

Non-current liabilities	38	9

Total liabilities	58	10

Net assets acquired	$127	5

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

178	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

5.2)	DIVESTITURES AND DISCONTINUED OPERATIONS

On October 6, 2025, Cemex concluded the sale of substantially all its operations and the majority of its assets in Panama to Grupo Estrella for a total consideration of $200, subject to final adjustments. Cemex retained its admixtures business in Panama. The sale resulted in a loss on disposal of $63 and a goodwill cancellation of $24.

On January 30, 2025, Cemex completed the sale of its operations in the Dominican Republic to Cementos Progreso Holdings, S.L., and its strategic partners, for a total consideration of $950, subject to final adjustments. The sale resulted in a gain on sale of $551, and goodwill cancellation of $13.

On December 2, 2024, Cemex sold its operations and assets in the Philippines to DACON Corporation, DMCI Holdings, Inc., and Semirara Mining & Power Corporation, for a total consideration related to Cemex’s controlling interest of $798, including the sale of minority investments and other assets. The sale resulted in a loss on sale of $119 and a goodwill cancellation of $79.

On November 1, 2024, Cemex sold its non-controlling interest of 34.8% in Neoris N.V. (“Neoris”) to EPAM Systems, Inc. for a total of $215, resulting in a gain of $139 recognized within “Other expenses, net.”

On September 10, 2024, Cemex sold its operations in Guatemala to a subsidiary of Holcim Ltd, for a total consideration of $212. The sale resulted in a gain on sale of $163.

The following table presents combined condensed information of the statement of financial position of the operations held for sale in the Dominican Republic as of December 31, 2024, and as of the date of sale in 2024 of Guatemala and Philippines. For 2025 the table presents combined condensed information of the operations held for sale in the Dominican Republic and Panama as of the date of sale.

	2025	2024

Current assets	$144	326

Property, machinery and equipment	310	733

Other non-current assets and goodwill	53	161

Total assets	507	1,220

Current liabilities	122	291

Non-current liabilities	15	113

Total liabilities	137	404

Net assets sold or held for sale	$370	816

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

179	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

Cemex’s discontinued operations are reported in the Income Statements, net of income tax, in the single line item “Discontinued operations” for the following periods and operations, including results on sale, the reclassification of foreign currency translation effects accrued in equity until the date of loss of control and goodwill in: a) the operations in Panama for the period from January 1 to October 6, 2025 and for the years 2024 and 2023; b) the operations in the Dominican Republic for the period from January 1 to January 30, 2025 and for the years 2024 and 2023; c) the operations in the Philippines for the period from January 1 to December 2, 2024 and the year 2023; d) the operations in Guatemala for the period from January 1 to September 10, 2024 and the year 2023. The following table presents condensed combined information of the Income Statements.

	2025	2024	2023

Revenues	$131	875	984

Cost of sales, operating expenses, and other expenses, net	(110)	(774)	(875)

Financial expenses, net, and others	(6)	—	15

Earnings before income tax	15	101	124

Income tax	(4)	(108)	(46)

Result of discontinued operations	11	(7)	78

Net disposal result	555	43	—

Net result of discontinued operations	$566	36	78

5.3)	SELECTED FINANCIAL INFORMATION BY OPERATING SEGMENT AND LINE OF BUSINESS

Operating segments

The Company’s operating segments represent the components of Cemex that engage in business activities from which Cemex earns revenues and incurs expenses, and whose operating results are reviewed by Cemex’s Chief Executive Officer (“CEO”) to evaluate performance and allocate resources. For Cemex, the CEO is the Chief Operating Decision Maker (“CODM”).

On February 10, 2025, Cemex announced the retirement of its former CEO, who had served for 35 years in Cemex. The Board of Directors of Cemex, S.A.B. de C.V. appointed a new CEO, effective April 1, 2025. As a result of the continuing reorganization of reporting structures, this leadership transition and a reorganization program, Cemex reassessed its operating segments in accordance with IFRS 8 Operating Segments (“IFRS 8”). In 2025, Cemex redefined its operating segments to reflect current evaluation, reporting performance, and resource allocation. Previously, segments’ information was reported by country, but this no longer aligns with how Cemex’s CEO reviews financial and operational information. Cemex operations are organized in four geographical regions and are led each by a regional president: 1) Mexico, 2) United States, 3) Europe, Middle East and Africa (“EMEA”), and 4) South, Central America and the Caribbean (“SCA&C”), which includes Colombia, Puerto Rico, Nicaragua, Jamaica, and the Caribbean. Although EMEA is managed as a single region, Cemex provides additional disclosure by dividing it into two operating segments: Europe, which includes the United Kingdom, France, Germany, Poland, Spain, the Czech Republic, and Croatia and the Middle East and Africa, which includes our operations in Israel, Egypt, and the United Arab Emirates. This approach addresses differences within the EMEA region regarding economic conditions, customer purchasing power, pricing strategies, profitability, currencies, demographics, and geographic locations. Commencing for the year ended December 31, 2025, Cemex reports five segments: Mexico, United States, Europe, Middle East and Africa, and SCA&C. No operating segments have been aggregated. The information presented below for the years ending December 31, 2024 and 2023 has been revised to reflect the realignment of segments as determined by the CODM and current management of the organization.

The line item “Other activities,” used to reconcile operating segments with consolidated amounts from continuing operations, includes cement and clinker trade maritime operations, non-operating transactions of the Parent Company, other corporate entities, and finance subsidiaries, and other minor subsidiaries with different business lines.

The material accounting policies used for the operating segments information are consistent with those described in note 3. The tables below show selected information of Cemex’s Income Statements for the years ended December 31, 2025, 2024 and 2023, by reporting segments and total sales by geographic market.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

180	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

2025		Sales (including intragroup transactions)	Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net

Mexico		$4,364	(82)	4,282	1,404	214	1,190	(116)	(36)	195

United States		5,008	(7)	5,001	979	495	484	(278)	(64)	(34)

EMEA

Europe		3,819	(22)	3,797	569	273	296	(148)	(32)	(28)

Middle East and Africa		1,299	—	1,299	219	71	148	18	(12)	(1)

SCA&C		1,144	(32)	1,112	223	73	150	(166)	(8)	17

Operating segments				15,491	3,394	1,126	2,268	(690)	(152)	149

Other activities				641	(314)	165	(479)	(94)	(302)	(1)

Consolidated	$			16,132	3,080	1,291	1,789	(784)	(454)	148

2024		Sales (including intragroup transactions)	Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net

Mexico		$4,881	(136)	4,745	1,475	207	1,268	(26)	(38)	(269)

United States		5,194	—	5,194	1,031	514	517	(4)	(74)	(33)

EMEA

Europe		3,681	(99)	3,582	510	258	252	(78)	(43)	9

Middle East and Africa		1,010	—	1,010	127	49	78	(5)	(12)	(3)

SCA&C		1,100	(36)	1,064	214	64	150	(30)	—	(19)

Operating segments				15,595	3,357	1,092	2,265	(143)	(167)	(315)

Other activities				468	(300)	142	(442)	142	(378)	(64)

Consolidated	$			16,063	3,057	1,234	1,823	(1)	(545)	(379)

2023		Sales (including intragroup transactions)	Less: Intragroup transactions	External revenues	Operating EBITDA	Less: Depreciation and amortization	Operating earnings before other expenses, net	Other expenses, net	Financial expense	Financial income and other items, net

Mexico		$5,060	(205)	4,855	1,488	221	1,267	(59)	(39)	105

United States		5,338	—	5,338	1,040	483	557	(31)	(75)	(30)

EMEA

Europe		3,718	(91)	3,627	529	244	285	(44)	(37)	(21)

Middle East and Africa		1,093	(2)	1,091	134	50	84	(2)	(10)	(4)

SCA&C		1,072	(30)	1,042	199	56	143	(42)	—	(2)

Operating segments				15,953	3,390	1,054	2,336	(178)	(161)	48

Other activities				451	(271)	119	(390)	(27)	(368)	(32)

Consolidated	$			16,404	3,119	1,173	1,946	(205)	(529)	16

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

181	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

As of December 31, 2025 and 2024, the selected statement of financial position information by operating segment was as follows:

2025	Current Assets	Associates and joint ventures	Other Non- Current Assets	Total Assets	Total liabilities	Net assets by segment	Capital expenditures

Mexico	$1,730	—	3,674	5,404	1,809	3,595	236

United States	1,068	234	11,556	12,858	2,734	10,124	531

EMEA

Europe	1,096	66	3,574	4,736	2,299	2,437	269

Middle East and Africa	867	—	620	1,487	782	705	65

SCA&C	310	—	1,440	1,750	577	1,173	128

Operating segments	5,071	300	20,864	26,235	8,201	18,034	1,229

Other activities	984	492	1,192	2,668	7,097	(4,429)	14

Assets held for sale	42	—	—	42	9	33	—

Consolidated	$6,097	792	22,056	28,945	15,307	13,638	1,243

2024	Current Assets	Associates and joint ventures	Other Non- Current Assets	Total Assets	Total liabilities	Net assets by segment	Capital expenditures

Mexico	$1,378	—	2,777	4,155	1,693	2,462	315

United States	1,046	285	11,654	12,985	2,903	10,082	486

EMEA

Europe	963	57	3,300	4,320	2,112	2,208	288

Middle East and Africa	610	—	510	1,120	655	465	80

SCA&C	337	—	1,643	1,980	676	1,304	189

Operating segments	4,334	342	19,884	24,560	8,039	16,521	1,358

Other activities	417	411	1,646	2,474	6,692	(4,218)	22

Assets held for sale	265	—	—	265	91	174	—

Consolidated	$5,016	753	21,530	27,299	14,822	12,477	1,380

The capital expenditures shown in the table above include purchases of property, machinery and equipment, stripping costs, and right-of-use assets incurred during the period (notes 15.1 and 15.2). They do not include increases in assets related to asset retirement obligations (note 19.3).

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

182	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

Revenue information by line of business and operating segment

Cemex operates in the construction industry, producing, marketing, selling and distributing cement, ready-mix concrete, aggregates and related materials and services. The following tables presents revenues, by business line, including intragroup transactions and external customers, for the years ended December 31, 2025, 2024 and 2023:

2025		Cement	Ready-mix concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues

Mexico		$2,965	1,287	344	774	15	(1,103)	4,282

United States		1,825	2,751	1,374	601	1	(1,551)	5,001

EMEA

Europe		1,640	1,602	1,000	339	88	(872)	3,797

Middle East and Africa		311	888	227	140	12	(279)	1,299

SCA&C		949	195	63	83	28	(206)	1,112

Operating segments		7,690	6,723	3,008	1,937	144	(4,011)	15,491

Other activities		—	—	—	—	641	—	641

Consolidated	$							16,132

2024		Cement	Ready-mix concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues

Mexico		$3,207	1,434	393	1,077	10	(1,376)	4,745

United States		1,905	2,905	1,374	658	1	(1,649)	5,194

EMEA

Europe		1,534	1,532	956	336	85	(861)	3,582

Middle East and Africa		207	693	190	122	13	(215)	1,010

SCA&C		906	193	64	96	14	(209)	1,064

Operating segments		7,759	6,757	2,977	2,289	123	(4,310)	15,595

Other activities		—	—	—	—	468	—	468

Consolidated	$							16,063

2023		Cement	Ready-mix concrete	Aggregates	Urbanization solutions	Others	Eliminations	External revenues

Mexico		$3,378	1,397	399	1,163	13	(1,495)	4,855

United States		1,988	3,070	1,347	694	14	(1,775)	5,338

EMEA

Europe		1,513	1,666	960	295	90	(897)	3,627

Middle East and Africa		237	743	200	125	19	(233)	1,091

SCA&C		885	177	61	92	9	(182)	1,042

Operating segments		8,001	7,053	2,967	2,369	145	(4,582)	15,953

Other activities		—	—	—	—	451	—	451

Consolidated	$							16,404

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

183	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

6)	COST OF SALES

Cost of sales refers to the production cost of inventories at the time of sale. It includes depreciation, amortization and depletion of production assets, storage expenses at production plants, freight costs for raw material and delivery expenses for Cemex’s ready-mix concrete business. The details of the consolidated cost of sales by nature for the years 2025, 2024 and 2023 are as follows:

		2025	2024	2023

Raw materials and goods for resale	$	5,179	4,964	5,207

Payroll		1,751	1,787	1,701

Electricity, fuels and other services		1,272	1,429	1,558

Depreciation and amortization		1,047	1,008	969

Maintenance, repairs and supplies		943	947	908

Transportation costs		568	525	454

Other production costs and change in inventory		61	(5)	71

	$	10,821	10,655	10,868

7)	OPERATING EXPENSES

Administrative and selling expenses include cost for personnel, services and equipment, including depreciation and amortization, related to management, back-office and sales activities. Distribution and logistics expenses refer to storage at points of sale, including depreciation and amortization, as well as freight expenses for moving finished products between plants, sale points and customers’ facilities. Consolidated operating expenses by function during 2025, 2024 and 2023 are as follows:

		2025	2024	2023

Administrative expenses	$	1,371	1,327	1,346

Selling expenses		415	434	390

Administrative and selling expenses		1,786	1,761	1,736

Distribution and logistics expenses		1,736	1,824	1,854

Operating expenses	$	3,522	3,585	3,590

Administrative expenses include depreciation and amortization of $188 in 2025, $173 in 2024, and $161 in 2023. Selling expenses include depreciation and amortization of $56 in 2025, $53 in 2024, and $43 in 2023.

Consolidated operating expenses during 2025, 2024 and 2023 by nature are as follows:

		2025	2024	2023

Transportation costs	$	1,564	1,656	1,703

Payroll		1,192	1,117	1,088

Professional legal, accounting and advisory services		303	270	273

Depreciation and amortization		244	226	204

Maintenance, repairs and supplies		110	111	98

Office supplies, utilities and rental expenses		75	80	85

Expected credit losses		5	15	11

Other operating expenses		29	110	128

	$	3,522	3,585	3,590

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

184	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

8)	OTHER EXPENSES, NET

The detail of the caption “Other expenses, net” for the years 2025, 2024 and 2023 is as follows:

		2025	2024	2023

Impairment losses (notes 15.1, 16 and 17.2)	$	(538)	(122)	(43)

Restructuring costs 1		(179)	(10)	(2)

Results from the sale of assets and others 2		(67)	131	(160)

	$	(784)	(1)	(205)

1	In 2025, Cemex incurred restructuring expenses related to the Cutting-Edge program, a corporate initiative to optimize its organizational and operational structure.
2	In 2024, includes a gain of $139 related to the sale of Cemex’s 34.8% equity interest in Neoris (note 5.2).

9)	FINANCIAL INCOME AND OTHER ITEMS, NET

The details of financial income and other items, net, in 2025, 2024 and 2023 were as follows:

		2025	2024	2023

Foreign exchange results	$	232	(353)	130

Financial income		48	36	37

Results from financial instruments, net (notes 14.2 and 18.4)		(41)	(4)	(65)

Net interest cost of defined benefit liabilities (note 20)		(39)	(40)	(44)

Effects of amortized cost on assets and liabilities		(49)	(53)	(42)

Others		(3)	35	—

	$	148	(379)	16

10)	TRADE ACCOUNTS RECEIVABLE

As of December 31, 2025 and 2024, consolidated trade accounts receivable consisted of:

		2025	2024

Trade accounts receivable	$	1,854	1,659

Allowances for expected credit losses		(84)	(77)

	$	1,770	1,582

As of December 31, 2025 and 2024, trade accounts receivable include $799 and $755, respectively, related to receivables sold in several countries under securitization and factoring programs with recourse. Cemex retains control and the majority of risks and rewards for these trade accounts receivable. As a result, the receivables sold were not derecognized from the statement of financial position. The funded amounts to Cemex, $681 as of December 31, 2025 and $658 as of December 2024, are recognized in “Other financial obligations” (note 18.2).

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

185	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

As of December 31, 2025, the balances of trade accounts receivable and the allowance for Expected Credit Losses (“ECL”) were as follows:

	Accounts receivable	ECL allowance	ECL average rate

Mexico	$404	29	7.2%

United States	540	11	2.0%

Europe	496	19	3.8%

Middle East and Africa	338	19	5.6%

SCA&C and others	76	6	7.9%

	$1,854	84

11)	OTHER ACCOUNTS RECEIVABLE

As of December 31, 2025 and 2024, consolidated other accounts receivable consisted of:

		2025	2024

Advances of income taxes and refundable taxes	$	660	494

Non-trade accounts receivable from the sale of fixed assets		90	87

Current portion of assets from valuation of derivative financial instruments		5	64

Interest and notes receivable		61	56

Loans to employees and others		18	14

	$	834	715

12)	INVENTORIES

Inventories are valued using the lower of cost or net realizable value. The weighted average cost of inventories includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Inventory balances are subject to impairment. When an impairment situation arises, the related inventory is adjusted to its net realizable value against “Cost of sales.” Advances to suppliers of inventory are presented as part of other current assets.

As of December 31, 2025 and 2024, the consolidated balances of inventories were summarized as follows:

		2025	2024

Finished goods	$	425	392

Materials and spare parts		376	383

Raw materials		398	377

Work-in-process		279	266

Inventory in transit		49	67

	$	1,527	1,485

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

186	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

13)	ASSETS HELD FOR SALE AND OTHER CURRENT ASSETS

As of December 31, 2025 and 2024, assets held for sale and other current assets were detailed as follows:

		2025	2024

Assets held for sale	$	42	265

Other current assets		102	105

	$	144	370

For the year ended December 31, 2024, assets held for sale include the carrying amounts of Cemex’s operation in the Dominican Republic (note 5.2) for $229 and other assets held for sale of $36. As of December 31, 2025 and 2024, other current assets primarily consist of advance payments to inventory suppliers.

14)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES, OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

14.1)	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

As of December 31, 2025 and 2024, the investments in common shares of associates and joint ventures, which are accounted under the equity method, were as follows:

Associates	Activity	Country	%	2025	2024

Camcem, S.A. de C.V.	Cement	Mexico	40.1	$470	393

Concrete Supply Co. LLC	Concrete	United States	40.0	117	111

Lehigh White Cement Company	Cement	United States	36.8	83	85

Couch Aggregates, LLC (note 5.1)	Aggregates	United States	—	—	55

Joint ventures

Société d’Exploitation de Carrières	Aggregates	France	50.0	26	23

Société Méridionale de Carrières	Aggregates	France	33.3	14	12

Other companies	—	—	—	82	74

				$792	753

The breakdown is presented below:

Acquisition cost				$334	388

Equity method recognition				458	365

The combined condensed statements of financial position of associates and joint ventures as of December 31, 2025 and 2024 are set forth below:

		2025	2024

Current assets	$	1,818	1,755

Non-current assets		2,597	2,108

Total assets [1]		4,415	3,863

Current liabilities		470	492

Non-current liabilities		1,076	859

Total liabilities [1]		1,546	1,351

Total net assets	$	2,869	2,512

1

Out of the total assets in 2025 and 2024 of the table above, Camcem, S.A. de C.V. (“Camcem”), holding company of GCC, S.A.B. de C.V., represented 80% and 78%, respectively. In addition, out of total liabilities, Camcem represented 80% in 2025 and 79% in 2024.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

187	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

Combined selected information of the Income Statements of associates and joint ventures in 2025, 2024 and 2023 is set forth below:

		2025	2024	2023

Revenues	$	2,550	2,098	2,410

Operating earnings		490	440	535

Income before income tax		377	320	394

Net income [1]		240	211	268

1	Out of net income in the table above, caption that Cemex accounts under the equity method, Camcem represented 68% in 2025, 68% in 2024 and 59% in 2023.

As of December 31, 2025 and 2024, Cemex did not have written put options for the acquisition of associates and joint ventures.

14.2)	OTHER INVESTMENTS AND NON-CURRENT ACCOUNTS RECEIVABLE

As of December 31, 2025 and 2024, consolidated other investments and non-current accounts receivable were summarized as follows:

		2025	2024

Non-current accounts receivable	$	189	191

Non-current portion of assets of derivative financial instruments (note 18.4)		10	60

Investments in strategic equity securities and other investments		13	5

	$	212	256

Non-current accounts receivable include, among other items, accounts receivable from equity investments and joint ventures, advances to suppliers of fixed assets, employee prepaid compensation, and warranty deposits.

15)	PROPERTY, MACHINERY AND EQUIPMENT, NET AND ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2025 and 2024, property, machinery and equipment, net and assets for the right-of-use, net were summarized as follows:

		2025	2024

Property, machinery and equipment, net	$	11,054	10,152

Assets for the right-of-use, net		1,114	1,088

	$	12,168	11,240

15.1)	PROPERTY, MACHINERY AND EQUIPMENT, NET

As of December 31, 2025, the average useful lives by category of fixed assets, which are reviewed at each reporting date, were as follows:

Years

Administrative buildings	33

Industrial buildings	25

Machinery and equipment in plant	18

Ready-mix trucks and motor vehicles	9

Office equipment and other assets	7

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

188	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

As of December 31, 2025 and 2024, consolidated property, machinery and equipment, net, and the changes in this line item were as follows:

		2025

		Land and mineral reserves	Building	Machinery and equipment	Construction in progress	Total

Cost at beginning of period	$	5,120	2,426	11,962	1,398	20,906

Accumulated depreciation and depletion		(1,629)	(1,535)	(7,590)	—	(10,754)

Net book value at beginning of period		3,491	891	4,372	1,398	10,152

Capital expenditures		97	140	508	262	1,007

Stripping costs		44	—	—	—	44

Total capital expenditures		141	140	508	262	1,051

Disposal of property, plant and equipment		(44)	(14)	(46)	—	(104)

Reclassifications [1]		—	107	393	(500)	—

Divestitures [2]		(14)	(49)	(117)	(13)	(193)

Business combinations (note 5.1)		67	—	36	1	104

Depreciation and depletion for the period		(40)	(35)	(744)	—	(819)

Impairment losses (note 8)		(18)	(27)	(47)	—	(92)

Asset retirement obligations (note 19.3)		—	111	171	—	282

Foreign currency translation effects		29	208	393	43	673

Cost at end of period		5,485	2,994	13,095	1,191	22,765

Accumulated depreciation and depletion		(1,873)	(1,662)	(8,176)	—	(11,711)

Net book value at end of period	$	3,612	1,332	4,919	1,191	11,054

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

189	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

		2024

		Land and mineral reserves	Building	Machinery and equipment	Construction in progress	Total

Cost at beginning of period	$	5,295	2,636	12,702	1,931	22,564

Accumulated depreciation and depletion		(1,495)	(1,657)	(8,140)	—	(11,292)

Net book value at beginning of period		3,800	979	4,562	1,931	11,272

Capital expenditures		65	99	695	182	1,041

Stripping costs		49	—	—	—	49

Total capital expenditures		114	99	695	182	1,090

Disposal of property, plant and equipment		(42)	(4)	(44)	—	(90)

Divestitures and reclassifications [2]		(67)	(62)	(205)	(359)	(693)

Business combinations (note 5.1)		—	—	2	—	2

Depreciation and depletion for the period		(34)	(33)	(724)	—	(791)

Impairment losses (note 8)		(36)	(26)	(60)	—	(122)

Asset retirement obligations (note 19.3)		—	15	48	—	63

Foreign currency translation effects		(244)	(77)	98	(356)	(579)

Cost at end of period		5,120	2,426	11,962	1,398	20,906

Accumulated depreciation and depletion		(1,629)	(1,535)	(7,590)	—	(10,754)
Net book value at end of period	$	3,491	891	4,372	1,398	10,152

1

As of December 31, 2025, Cemex began commercial operations at its cement plant in the municipality of Maceo, Colombia (the “Maceo Plant”) (note 26.3). In 2025, Cemex reclassified $390 from construction in progress. The carrying amount of the Maceo Plant as of December 31, 2025, is $448.

2

In 2025, this includes the divestiture of operations in Panama for $193. In 2024, it includes the reclassification of Dominican Republic operations to assets held for sale for $115, as well as the divestiture of operations in the Philippines and Guatemala for $542 and $36, respectively (note 5.2).

During the years ended December 31, 2025, 2024 and 2023, impairment losses of fixed assets by operating segment are as follows:

		2025	2024	2023

Mexico	$	21	6	4

United States		6	24	3

Europe		46	74	14

SCA&C		19	18	15

	$	92	122	36

Impairment losses on fixed assets recognized in 2025, 2024 and 2023, primarily resulted from: a) closure or reduction of operations due to supply adjustments; b) changes in the operating model of certain assets; c) material decrease in real estate prices; and d) prolonged inactivity. No reversals of prior years’ impairment charges occurred during these periods.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

190	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

15.2)	ASSETS FOR THE RIGHT-OF-USE, NET

As of December 31, 2025 and 2024, consolidated assets for the right-of-use, net and the changes in this caption during 2025 and 2024, were as follows:

		2025

		Land	Buildings	Machinery and equipment	Others	Total

Assets for the right-of-use at beginning of period	$	456	365	1,571	69	2,461

Accumulated depreciation		(211)	(190)	(927)	(45)	(1,373)

Net book value at beginning of period		245	175	644	24	1,088

Additions of new leases		39	27	117	9	192

Business combinations and divestitures, net (note 5)		—	(3)	9	—	6

Depreciation		(36)	(20)	(185)	(11)	(252)

Foreign currency translation effects		58	(56)	81	(3)	80

Assets for the right-of-use at end of period		491	366	1,653	82	2,592

Accumulated depreciation		(185)	(243)	(987)	(63)	(1,478)
Net book value at end of period	$	306	123	666	19	1,114

		2024

		Land	Buildings	Machinery and equipment	Others	Total

Assets for the right-of-use at beginning of period	$	476	356	1,722	58	2,612

Accumulated depreciation		(155)	(234)	(985)	(44)	(1,418)

Net book value at beginning of period		321	122	737	14	1,194

Additions of new leases		24	76	171	19	290

Cancellations and remeasurements, net		(22)	(2)	(16)	(2)	(42)

Divestitures and reclassifications (note 5.2)		(34)	(3)	(4)	—	(41)

Business combinations (note 5.1)		6	—	—	—	6

Depreciation		(34)	(36)	(176)	(12)	(258)

Foreign currency translation effects		(16)	18	(68)	5	(61)

Assets for the right-of-use at end of period		456	365	1,571	69	2,461

Accumulated depreciation		(211)	(190)	(927)	(45)	(1,373)
Net book value at end of period	$	245	175	644	24	1,088

For the years ended December 31, 2025, 2024 and 2023, combined rental expense for short-term leases, low-value assets and variable lease payments were $114, $127 and $134, respectively. These expenses were recognized within cost of sales and operating expenses, as appropriate. Cemex did not have any material revenue from sub-leasing activities during these periods.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

191	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

16)	INTANGIBLE ASSETS, NET

As of December 31, 2025 and 2024, intangible assets of define useful life were summarized as follows:

		2025	2024

Extraction rights	$	1,876	1,796

Internally developed software		1,311	1,137

Mining projects, industrial property and trademarks		85	78

Other intangible assets		450	390

Total intangible assets		3,722	3,401

Accumulated amortization		(1,732)	(1,481)

Total intangible assets, net	$	1,990	1,920

Except for extraction rights, which are amortized using the units-of-production method, Cemex’s intangible assets are amortized on a straight-line basis over average useful lives of 3 to 20 years.

Changes in intangible assets of definite life in 2025 and 2024, were as follows:

		2025	2024

Balance at beginning of period	$	1,920	1,856

Additions		414	377

Disposals		(75)	(81)

Amortization for the period		(220)	(185)

Impairment (note 8)		(16)	—

Business combinations (note 5.1)		10	—

Foreign currency translations effect		(43)	(47)

Balance at end of period	$	1,990	1,920

As shown in the table above, the most significant additions are extraction rights, for $142 in 2025 and $64 in 2024, with most of the increase occurring in the United States. Moreover, additions for internally developed software were $163 in 2025 and $188 in 2024.

17)	GOODWILL AND ANALYSIS OF GOODWILL IMPAIRMENT

17.1)	GOODWILL

As of December 31, 2025 and 2024, consolidated goodwill was $7,170 and $7,441, respectively. The changes in consolidated goodwill were as follows:

		2025	2024

Balance at beginning of period	$	7,441	7,674

Impairment losses (note 8)		(430)	—

Divestitures and reclassifications (note 5.2)		(24)	(92)

Business combinations (note 5.1)		25	5

Foreign currency translation effects		158	(146)

Balance at end of period	$	7,170	7,441

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

192	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

17.2)	ANALYSIS OF GOODWILL IMPAIRMENT

As of December 31, 2025 and 2024, goodwill balances allocated by group of CGUs, net of cumulative impairment adjustments, were as follows:

		2025	2024

United States	$	5,894	6,176

Mexico		416	359

United Kingdom		279	259

France		220	194

Colombia		136	220

Other countries		225	233

	$	7,170	7,441

The decrease in the consolidated goodwill balance in 2025 is due to the impairment tests concluded in the fourth quarter. Cemex recognized non-cash goodwill impairment losses of $430 within “Other expenses, net” (note 8), with $307 related to the United States operations and $123 in Colombia’s operation. In both cases, the book value of the group of CGUs exceeded their corresponding value in use. The 2025 impairment losses in the United States and Colombia were mainly driven by higher discount rates compared to 2024. In the United States, these losses were also partially due to lower projected cash flows. During 2024 and 2023, Cemex did not determine goodwill impairment losses.

As of December 31, 2025, 2024 and 2023, Cemex’s pre-tax discount rates and long-term growth rates used to determine the discounted cash flows in the group of CGUs with the main goodwill balances were as follows:

	Discount rates			Long-term growth rates

Groups of CGUs	2025	2024	2023	2025	2024	2023

Mexico	11.6%	10.9%	11.6%	1.0%	0.5%	1.0%

United States	10.1%	9.4%	10.1%	2.1%	2.1%	2.0%

United Kingdom	10.4%	9.7%	10.4%	1.0%	1.3%	1.5%

France	10.5%	9.8%	10.4%	1.0%	1.3%	1.5%

Colombia	12.7%	12.1%	12.7%	3.0%	3.3%	3.3%

Range of rates in other countries	10.3% - 13.8%	9.6% - 12.8%	10.3% - 14.7%	1.0% - 3.0%	0.7% - 4.0%	1.1% - 4.0%

In connection with Cemex’s long-term growth, which rates are generally based on projections issued by the International Monetary Fund (“IMF”) as maximum benchmarks, but may be adjusted downwards based on industry-specific expectations.

In connection with the previously discussed discount rates and long-term growth, Cemex conducted a thorough assessment of the reasonableness of its conclusions through sensitivity analyses. This analysis considered the impact of independent variations, specifically, a 1% increase in the pre-tax discount rate and a 1% decrease in the long-term growth rate on the value in use of all groups of CGUs. Cemex verified the reasonableness of its conclusions using multiples of Operating EBITDA, by means of which, Cemex determined a weighted-average multiple of Operating EBITDA to enterprise value observed in recent mergers and acquisitions in the industry. The average multiple was then applied to the current Operating EBITDA, and the result was compared to the corresponding carrying amount for each group of CGUs to which goodwill had been allocated. For the year 2025, Cemex determined an average Operating EBITDA multiple of 9.5 times, based on recent divestment transactions.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

193	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

In relation to the economic assumptions used by the Company described above, the additional impairment losses that would have resulted from the sensitivity analyses derived from independent changes in each of the relevant assumptions, in those groups of CGUs that presented relative impairment risk as of December 31, 2025, are as follows:

			Additional effects on impairment losses resulting from sensitivity analyses of changes in assumptions

Groups of CGUs		Impairment losses recognized	Discount rate +1%	Long-term growth rate –1%

United States	$	307	1,097	829

Colombia		123	75	53

18)	FINANCIAL INSTRUMENTS

18.1)	CURRENT AND NON-CURRENT DEBT

As of December 31, 2025 and 2024, Cemex’s consolidated debt, summarized by interest rates and currencies, was as follows:

			2025				2024

		Current	Non-current	Total [1]		Current	Non-current	Total

Floating rate debt	$	505	879	1,384	$	23	1,305	1,328

Fixed rate debt		682	3,578	4,260		166	4,035	4,201

	$	1,187	4,457	5,644	$	189	5,340	5,529

			2025					2024

Currency		Current	Non-current	Total	Effective rate		Current	Non-current	Total	Effective rate

Dollars	$	210	3,413	3,623	4.7%	$	161	3,595	3,756	5.1%

Euros		471	525	996	3.2%		2	876	878	3.9%

Pesos		499	475	974	9.8%		—	842	842	11.2%

Other currencies		7	44	51	5.1%		26	27	53	5.4%

	$	1,187	4,457	5,644		$	189	5,340	5,529

As of December 31, 2025 and 2024, from the total debt of $5,644 and $5,529, respectively, 98% and 95% was held in the Parent Company.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

194	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

As of December 31, 2025 and 2024, Cemex’s consolidated debt summarized by type of instrument, was as follows:

2025		Current	Non-current	2024		Current	Non-current

Bank loans				Bank loans

Lines of credit, 2026 to 2033	$	16	95	Lines of credit, 2025 to 2026	$	11	81

Syndicated loans, 2026 to 2029		332	1,511	Syndicated loans, 2026 to 2029		—	1,731

		348	1,606			11	1,812

Notes payable				Notes payable

Medium-term notes, 2026 to 2031		636	3,044	Medium-term notes, 2025 to 2031		150	3,538

Other notes payable, 2026 to 2027		6	4	Other notes payable, 2025 to 2027		6	12

		642	3,048			156	3,550

Total bank and notes payables		990	4,654	Total bank and notes payables		167	5,362

Current maturities		197	(197)	Current maturities		22	(22)

	$	1,187	4,457		$	189	5,340

Changes in consolidated debt for the years ended December 31, 2025, 2024 and 2023 were as follows:

		2025	2024	2023

Debt at beginning of year	$	5,529	6,228	6,971

Proceeds from new debt instruments		2,078	5,048	2,938

Debt repayments		(2,227)	(5,497)	(3,840)

Foreign currency translation and accretion effects		264	(250)	159

Debt at end of year	$	5,644	5,529	6,228

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

195	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

As of December 31, 2025 and 2024, non-current notes payable for $3,048 and $3,550, respectively, were detailed as follows:

Description	Date of issuance	Issuer [1]	Currency	Principal amount	Rate	Maturity	Redeemed amount [2] $	Outstanding amount [2] $		2025	2024

2023 CEBURES variable rate 3	05/Oct/23	Cemex, S.A.B. de C.V.	Peso	3,000	TIIE+.45%	01/Oct/26	—	167	$	—	144

2023 CEBURES fixed rate 3	05/Oct/23	Cemex, S.A.B. de C.V.	Peso	8,500	11.480%	26/Sep/30	—	472		475	411

July 2031 Notes	12/Jan/21	Cemex, S.A.B. de C.V.	Dollar	1,750	3.875%	11/Jul/31	(642)	1,108		1,104	1,104

September 2030 Notes	17/Sep/20	Cemex, S.A.B. de C.V.	Dollar	1,000	5.2%	17/Sep/30	(283)	717		715	715

November 2029 Notes	19/Nov/19	Cemex, S.A.B. de C.V.	Dollar	1,000	5.45%	19/Nov/29	(247)	753		750	750

March 2026 Notes	19/Mar/19	Cemex, S.A.B. de C.V.	Euro	400	3.125%	19/Mar/26	—	470		—	414

Other notes payable										4	12

									$	3,048	3,550

1

As of December 31, 2025, these issuances are fully and unconditionally guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and Cemex Corp.

2	Presented net of all notes repurchased by Cemex. As of December 31, 2025, all repurchased notes have been canceled.
3

On February 16, 2024, Cemex reopened and placed an additional principal amount of Ps5,500 of its sustainability-linked long-term notes (Certificados Bursátiles de Largo Plazo or the “2023 CEBURES”) issued in 2023. The reopening closed on February 20, 2024 and consisted of two tranches: the first of Ps2,000 at a floating annual interest rate of TIIE 28 plus 0.45%, and the second of Ps3,500 at a fixed annual interest rate of 11.48%. In connection with these issuances in 2024 and 2023, Cemex negotiated interest rate and currency derivative instruments to synthetically change the financial risks profile of these issuances from the Peso to the Dollar (note 18.4).

The maturities of consolidated long-term debt as of December 31, 2025, were as follows:

		Bank loans	Notes payable	Total

2027	$	625	3	628

2028		628	—	628

2029		130	751	881

2030		2	1,190	1,192

2031 and thereafter		24	1,104	1,128

	$	1,409	3,048	4,457

As of December 31, 2025, Cemex had the following lines of credit, of which, the committed portion refers to the revolving credit facility under the Banks Credit Agreement, at annual interest rates between 4.34% and 5.40%, depending on the negotiated currency:

		Lines of credit	Available

Other lines of credit in foreign subsidiaries [1]	$	125	111

Other lines of credit from banks [1]		1,020	1,020

Revolving credit facilities (“RCF”)		2,352	2,352

	$	3,497	3,483

1	Uncommitted amount subject to the banks’ availability.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

196	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

Sustainability-linked financing framework

As of December 31, 2025 and 2024, Cemex’s consolidated debt totaled $5,644 and $5,529, respectively. Of these amounts, $2,483 in 2025 and $2,285 in 2024 were denominated in Dollars, Euros and Pesos under the 2023 Sustainability-linked Financing Framework (the “2023 SLFF”). This debt supports Cemex’s strategy to reduce CO2 emissions and contribute to a carbon-neutral economy.

As of December 31, 2025 and 2024, $1,843 and $1,731, respectively, of the debt under the 2023 SLFF, were from bank loans, including the 2023 Credit Agreement (as defined below), the Euro Credit Agreement (as defined below) and the Peso Bilateral Term Loan (as defined below) (collectively, the “Bank Credit Agreements”). Under these agreements, annual performance against the 2023 SLFF metrics may adjust the interest rate margin by up to plus or minus 5 basis points (“bps”), consistent with other sustainability-linked facilities for investment-grade rated borrowers.

The remainder of the debt balance under the 2023 SLFF relates to the 2023 CEBURES. Of this, $167 in variable rate debt is linked to a single 2023 SLFF metric and may increase by 20 bps in nominal value at redemption. The remaining $475 in fixed rate debt is also tied to one metric and may result in a 25 bps annual increase to the interest rate for the last four semi-annual coupon payments.

Additionally, Cemex’s securitization programs (notes 10 and 18.2) are linked to the 2023 SLFF. Depending on performance against one or more metrics, these programs may incur an annual fee of up to 5 bps of the total facility amount. The 2023 SLFF is also linked to the revolving credit facilities of Banks Credit Agreement (“RCF”) for $2,352. As of December 31, 2025 and 2024, Cemex’s entire RCF remain available.

2023 Credit Agreement and 2021 Credit Agreement

On October 30, 2023, Cemex refinanced its 2021 Credit Agreement, entering into the 2023 Credit Agreement. The new 2023 Credit Agreement extends the maturity of the 2021 Credit Agreement to 2028 and includes a $1,000, 5-year amortizing term loan and a $2,000, 5-year committed RCF. The 2023 Credit Agreement is denominated in Dollars and retains the previous interest rate margin and financial covenants, consistent with an investment-grade capital structure. As of December 31, 2025 and 2024, the outstanding debt under the 2023 Credit Agreement amounted $1,000 for each year.

All tranches under the 2023 Credit Agreement carry a margin over the Secured Overnight Financing Rate (“SOFR”) of 100 to 175 bps, depending on the Consolidated Leverage Ratio (as defined below). Margins are lowest when the Consolidated Leverage Ratio is less than or equal to 2.25 times and highest when it exceeds 3.25 times. As of December 31, 2025 and 2024, the SOFR rate was 3.87% and 4.49%, respectively.

Euro Credit Agreement

The Euro Credit Agreement consists of a €450, 5-year amortizing term loan and a €300, 4-year committed revolving credit facility, maturing in 2029. The Euro Credit Agreement, denominated exclusively in Euros, maintains the same financial covenants and general terms as the 2023 Credit Agreement. As of December 31, 2025 and 2024, the debt outstanding under the Euro Credit Agreement amounted was €450 for both years.

All tranches under the Euro Credit Agreement carry a margin over the Euro Interbank Offered Rate (“Euribor”) ranging from 140 to 215 bps, depending on the Consolidated Leverage Ratio. The lowest margin applies when the ratio is 2.25 times or less, and the highest applies when it exceeds 3.25 times. As of December 31, 2025 and 2024, the 3-month Euribor rate was 2.026% and 2.714%, respectively.

Peso Bilateral Term Loan

On December 13, 2023, Cemex entered into the Peso Bilateral Term Loan consisting of a Ps6,000, 5-year amortizing term loan. As of December 31, 2025 and 2024, the outstanding debt under this loan was Ps6,000 for both years (note 29).

The debt balances under the Bank Credit Agreements, for which Cemex, S.A.B. de C.V. is the borrower, are guaranteed by Cemex Concretos, S.A. de C.V., Cemex Operaciones México, S.A. de C.V., Cemex Innovation Holding Ltd. and Cemex Corp. Cemex is currently in compliance with all covenants in the Bank Credit Agreements. However, future compliance, including financial covenants, cannot be assured. Failure to comply, if not remedied, may result in an event of default and could materially and adversely affect Cemex’s business and financial condition.

Financial Covenants

Under the Bank Credit Agreements, Cemex must maintain a maximum Consolidated Leverage Ratio of 3.75 and a minimum Consolidated Coverage Ratio of 2.75, measured at the end of each quarter for each rolling four-quarter period. These ratios are calculated using the consolidated amounts as defined in the agreements.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

197	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

Consolidated Leverage Ratio

Under the Bank Credit Agreements, the ratio is calculated by dividing “Consolidated Net Debt” by “Consolidated EBITDA” for the last twelve months as of the calculation date. Consolidated Net Debt is defined as debt reported in the statement of financial position, less cash and cash equivalents. It excludes existing or future obligations under any securitization program and any subordinated notes of Cemex. It is also adjusted for net mark-to-market of all derivative instruments, as applicable, and other adjustments related to business acquisitions or disposals.

Consolidated EBITDA: Under the Bank Credit Agreements, Operating EBITDA for the last twelve months as of the calculation date is adjusted for any discontinued EBITDA. This adjustment is used solely to calculate the Consolidated Leverage Ratio on a pro forma basis for any material disposition or acquisition.

Consolidated Coverage Ratio

Under the Bank Credit Agreements, this ratio equals Consolidated EBITDA divided by financial expense for the previous twelve months as of the calculation date.

As of December 31, 2025, 2024 and 2023, under the Bank Credit Agreements, the main consolidated financial ratios were as follows:

Consolidated financial ratios		Refers to the compliance limits and calculations
		in effect on each specified date

		2025	2024	2023

Leverage ratio	Limit	<=3.75	<=3.75	<=3.75

	Calculation	1.63	1.81	2.06

Coverage ratio	Limit	>=2.75	>=2.75	>=2.75

	Calculation	8.37	7.26	7.91

Cemex may face payment acceleration under the Banks Credit Agreement if it fails to comply with financial ratios and does not secure a waiver or negotiate compliance. This could have a significant impact on its operating results, liquidity, and financial position. Cemex’s ability to comply with these ratios may be affected by economic conditions, volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets or other factors. Cemex will reclassify all non-current debt as current if it fails to meet its covenants, causing a default, including if the financial ratios are not met, or if a cross-default clause is triggered. However, it will not reclassify non-current debt if it anticipates compliance with financial ratios, provided there are amendments or waivers for the next 12 months, a high likelihood of curing any violations during a remediation period, or a long-term refinancing agreement.

18.2)	OTHER FINANCIAL OBLIGATIONS

As of December 31, 2025 and 2024, other financial obligations in the consolidated statement of financial position were detailed as follows:

		2025			2024

	Current	Non-current	Total		Current	Non-current	Total

I. Leases	$267	868	1,135	$	269	902	1,171

II. Liabilities secured with accounts receivable	681	—	681		658	—	658

	$948	868	1,816	$	927	902	1,829

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

198	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

Changes in the balance of lease financial liabilities during 2025, 2024 and 2023 were as follows:

		2025	2024	2023

Lease financial liability at the beginning of year	$	1,171	1,258	1,176

Additions from new leases		192	290	341

Reductions from payments		(285)	(296)	(256)

Cancellations and liability remeasurements		3	(47)	(24)

Foreign currency translation and accretion effects		54	(34)	21

Lease financial liability at the end of year	$	1,135	1,171	1,258

As of December 31, 2025, the maturities of non-current lease financial liabilities are as follows:

		Total

2027	$	195

2028		153

2029		118

2030		86

2031 and thereafter		316

	$	868

Total cash outflows for leases in 2025, 2024 and 2023, including the interest expense portion were $357, $371 and $331, respectively (note 25.1). Consolidated financial expenses related to lease contracts in 2025, 2024 and 2023, were $72, $74 and $70, respectively. In connection with the liabilities secured by accounts receivable, as explained in note 10, the discount granted to acquirers of trade accounts receivable is recorded as financial expense and amounted to $43 in 2025, and $52 in 2024 and 2023.

18.3)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Under IFRS, fair value is defined as the “Exit Value,” or the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, taking into account the counterparty’s credit risk. This concept assumes the presence of a market and market participants for the asset or liability. If no market or participants exist, IFRS applies a fair value hierarchy. Level 1 gives the highest priority to unadjusted quoted prices in active markets for identical items; Level 2 uses observable inputs other than quoted prices, typically for assets not actively traded; Level 3 relies on significant unobservable inputs.

Financial assets and liabilities

The carrying amounts of current financial instruments approximate their estimated fair values because of their short-term, revolving nature. The estimated fair value of Cemex’s non-current debt is classified as level 1 and level 2. It is determined either by using estimated market prices for similar instruments, considering current interest rates available to Cemex for debt with similar maturities, or by discounting future cash flows using market-based interest rates.

The fair values determined by Cemex for its derivative financial instruments are level 2. There is no direct measure for the risk of Cemex or its counterparties in connection with such instruments. Therefore, the risk factors applied for Cemex’s assets and liabilities originated by the valuation of such derivatives were extrapolated from publicly available risk discounts for other public debt instruments of Cemex or its counterparties.

The estimated fair value of derivative instruments fluctuates over time and is determined by measuring the effect of future relevant economic variables according to the yield curves shown in the market as of the reporting date. These values should be analyzed in relation to the fair values of the underlying transactions and as part of Cemex’s overall exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not represent amounts of cash exchanged by the parties, and consequently, there is no direct measure of Cemex’s exposure to the use of these derivatives. The amounts exchanged are determined based on the notional amounts and other terms included in the derivative instruments.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

199	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

As of December 31, 2025 and 2024, the carrying amounts of financial assets and liabilities and their fair values were as follows:

		2025		2024

		Carrying amount	Fair value	Carrying amount	Fair value

Financial assets

Derivative financial instruments (notes 14.2 and 18.4)	$	10	10	$60	60

Other investments and non-current accounts receivable (note 14.2)		202	197	196	179

	$	212	207	$256	239

Financial liabilities

Long-term debt (note 18.1)	$	4,457	4,478	$5,340	5,145

Other financial obligations (note 18.2)		868	866	902	898

Derivative financial instruments (notes 18.4 and 19.3)		44	44	100	100

	$	5,369	5,388	$6,342	6,143

As of December 31, 2025 and 2024, financial assets and liabilities from derivative financial instruments and other investments are carried at fair value hierarchy level 2, while Investments in strategic equity securities are valued at fair value hierarchy level 1.

18.4) DERIVATIVE FINANCIAL INSTRUMENTS

For the years ended December 31, 2025, 2024 and 2023, Cemex held derivative financial instruments in accordance with its Risk Management Committee guidelines, debt agreement restrictions, and hedging strategy (note 18.5). The notional amounts and fair values of Cemex’s derivative instruments were as follows:

		2025		2024

		Notional amount	Fair value	Notional amount	Fair value

I. Financial derivative instruments hedging the net investment	$	1,817	(94)	713	63

II. Cross currency swaps		658	(1)	658	(100)

III. Interest rate swaps		705	2	600	14

IV. Fuel price hedging		247	3	356	6

V. Foreign exchange options		—	—	650	41

	$	3,427	(90)	2,977	24

I.	Financial derivative instruments hedging the net investment

As of December 31, 2025 and 2024, there are Dollar/Peso foreign exchange forward contracts for notional amounts of $492, in both years. Cemex has designated this program as a hedge of Cemex’s net investment in Pesos, pursuant to which changes in the fair market value of these instruments are recognized as part of “Other equity reserves”. For the years 2025, 2024 and 2023, these contracts generated losses of $105, gains of $86 and losses of $172, respectively, which partially offset currency translation effects in each year recognized in equity generated from Cemex’s net assets denominated in Pesos.

In addition, as of December 31, 2025 and 2024, as part of Cemex’s Peso net investment hedge strategy, there are additional Dollar/Peso capped forwards, structured with option contracts, for a notional amount of $784 and $221, respectively. Changes in the fair value of such capped forward contracts are also recognized as part of “Other equity reserves”. For the years 2025, 2024, and 2023, these contracts generated losses of $65, gains of $43, and losses of $54, respectively, which partially offset currency translation effects recognized in equity generated from Cemex’s net assets denominated in Pesos.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

200	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

Moreover, as of December 31, 2025, Cemex held cross-currency swap and forward starting cross currency swaps contracts for a notional amount of $541. Cemex has designated this program as a hedge of Cemex’s net investment in Euros. In addition, changes in the fair value of these contracts related to the interest rate are initially recognized as part of “Other equity reserves” and are subsequently allocated through financial expense, as interest expense on the related loans is accrued in the Income Statement. During 2025, changes in the fair value of these contracts generated losses of $20, recognized in “Other equity reserves”.

II.	Cross currency swaps

As of December 31, 2025 and 2024, Cemex held cross-currency swap contracts with a notional amount of $658 in both years, related to the 2023 CEBURES as described in note 18.1. These contracts were designated as cash flow hedges to modify the rate and currency risk profile of the 2023 CEBURES from Peso to Dollar. For the years 2025, 2024 and 2023, changes in the fair value of these contracts resulted in gains of $89, losses of $123 and gains of $23, respectively, which were recognized in other comprehensive income.

III.	Interest rate swaps

As of December 31, 2025 and 2024, Cemex held interest rate swaps for a notional amount of $705 and $600, and fair values assets of $2 and $14, respectively. For the years 2025, 2024 and 2023, changes in the fair value of these contracts resulted in losses of $13, $16 and $9, respectively, which were recognized in other comprehensive income.

IV.	Fuel price hedging

As of December 31, 2025 and 2024, Cemex maintained financial derivative contracts negotiated to hedge the price of certain fuels in several operations, for aggregate notional amounts of $120 and $134. These contracts have been designated as cash flow hedges of forecast transactions. For the years 2025, 2024 and 2023, changes in fair value of these contracts recognized in “Other equity reserves” represented losses of $6 in each year. In addition, as of December 31, 2025 and 2024, Cemex held Brent oil and coal call spreads with a notional of $128 and $222, respectively. Changes in the fair value of these contracts are recognized directly in the Income Statement as part of “Financial income and other items, net” which resulted in losses of $9 in 2025, $17 in 2024 and $1 in 2023.

V.	Foreign exchange options

As of December 31, 2024, Cemex held Dollar/Peso call spread option contracts for a notional amount of $650. Such contracts were settled during 2025.

18.5)	RISK MANAGEMENT

Enterprise risks may arise from any of the following situations: i) the potential change in the value of assets owned or reasonably anticipated to be owned, ii) the potential change in value of liabilities incurred or reasonably anticipated to be incurred, iii) the potential change in value of services provided, purchase or reasonably anticipated to be provided or purchased in the ordinary course of business, iv) the potential change in the value of assets, services, inputs, products or commodities owned, produced, manufactured, processed, merchandised, leased or sold or reasonably anticipated to be owned, produced, manufactured, processed, merchandised, leased or sold in the ordinary course of business, or v) any potential change in the value arising from interest rate or foreign exchange rate exposures arising from current or anticipated assets or liabilities.

In the ordinary course of business, Cemex is exposed to commodities risk, including the exposure from inputs such as fuel, coal, petroleum coke, carbon slags, gypsum and other industrial materials which are commonly used by Cemex in the production process, and expose Cemex to variations in prices of the underlying commodities. To manage this and other risks, such as credit risk, interest rate risk, foreign exchange risk, equity risk and liquidity risk, considering the guidelines set forth by the Parent Company’s Board of Directors, which represent Cemex’s risk management framework and that are supervised by several Committees, Cemex’s management establishes specific policies that determine strategies oriented to obtain natural hedges to the extent possible, such as avoiding customer concentration on a determined market or aligning the currencies portfolio in which Cemex incurred its debt, with those in which Cemex generates its cash flows.

As of December 31, 2025 and 2024, these strategies are sometimes complemented with the use of derivative financial instruments as mentioned in note 18.4, such as the commodity forward contracts on fuels negotiated to fix the price of these underlying commodities.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

201	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

The main risk categories are mentioned below:

Credit risk

Credit risk is the risk of economic loss faced by Cemex if a customer or counterparty to a financial instrument does not meet its contractual obligations and originates mainly from trade accounts receivable. As of December 31, 2025 and 2024, the maximum exposure to credit risk is represented by the balance of financial assets. Management has developed policies for the authorization of credit to customers. In cases deemed necessary, Cemex’s management requires guarantees from its customers and financial counterparties regarding financial assets.

The Company’s management has established a policy of low risk tolerance that analyzes the creditworthiness of each client individually before offering the general conditions of payment terms and delivery. The review includes external ratings when references are available. Thresholds of purchase limits are established for each client. As of December 31, 2025, Cemex estimated potential expected losses under the ECL model (note 10) at $84.

Interest rate risk

Interest rate risk is the risk that a financial instrument’s fair value or future cash flows will fluctuate because of changes in market interest rates, which only affects Cemex’s results if the fixed-rate long-term debt is measured at fair value. Cemex’s fixed-rate long-term debt is carried at amortized cost and therefore is not subject to interest rate risk. Cemex’s exposure to the risk of changes in market interest rates relates primarily to its long-term debt obligations with floating interest rates, which, if such rates were to increase, may adversely affect its financing cost and the results for the period.

Additionally, there is an opportunity cost for continuing to pay a determined fixed interest rate when the market rates have decreased, and the entity may obtain improved interest rate conditions in a new loan or debt issuance. Cemex manages its interest rate risk by balancing its exposure to fixed and floating rates while attempting to reduce its interest costs. Cemex could renegotiate the conditions or repurchase the debt, particularly when the net present value of the estimated future benefits from the interest rate reduction is expected to exceed the cost and commissions that would have to be paid in such renegotiation or repurchase of debt.

As of December 31, 2025 and 2024, 20% and 24%, respectively, of Cemex’s long-term debt was denominated in floating rates at a weighted-average interest rate of SOFR plus 98 basis points in 2025 and 95 basis points in 2024. These figures reflect the effect of interest rate swaps held by Cemex during 2025 and 2024. As of December 31, 2025, if interest rates at that date had been 0.5% higher, with all other variables held constant, Cemex’s net income for 2025 would have reduced by $10, because of higher interest expense on variable rate denominated debt. This analysis does not include the effect of interest rate swaps held by Cemex (note 18.3).

Foreign currency risk

Foreign currency risk is the potential for changes in exchange rates to affect the fair value or future cash flows of financial instruments. Cemex is primarily exposed to this risk through its operating activities. With operations in multiple countries, Cemex generates and settles revenues and costs in various currencies. For the year ended December 31, 2025, 27% of external revenues were generated in Mexico, 31% in the United States, 24% in Europe, 8% in the Middle East and Africa, 7% in SCA&C and 3% in other activities.

As of December 31, 2025, considering a hypothetical 10% strengthening of the Dollar against the Peso, and excluding the effect of translating net assets denominated in currencies different from Cemex’s presentation currency, Cemex’s net income for 2025 would have decreased by $42 due to higher foreign exchange losses on Dollar-denominated net monetary liabilities in consolidated entities with different functional currencies.

As of December 31, 2025, 64% of Cemex’s financial debt was denominated in Dollars, 18% in Euros, 17% in Pesos and 1% in other currencies. This creates foreign currency exposure, primarily due to Dollar-denominated debt compared to the various currencies in which Cemex’s earns revenue. Cemex cannot guarantee it will generate enough Dollars revenues from its operations to meet these obligations.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

202	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

As of December 31, 2025 and 2024, Cemex’s consolidated net monetary assets (liabilities) by currency are as follows:

	2025	2024

Monetary assets	$5,160	4,126

Monetary liabilities	14,917	14,504

Net monetary assets (liabilities)	(9,757)	(10,378)

The breakdown is presented below:

Dollars	(5,721)	(6,524)

Pesos	(991)	(824)

Euros	(2,150)	(1,884)

Pounds	(419)	(516)

Other currencies	(476)	(630)

	$(9,757)	(10,378)

The Parent Company’s functional currency for financial and holding activities is the Dollar (note 3.3). Foreign currency risk arises when translating subsidiaries’ net assets from other currencies into Dollars. If the Dollar appreciates, the value of these assets decreases in Dollar terms, resulting in negative foreign currency translation and a reduction in stockholders’ equity. Cemex uses Dollar/Peso foreign exchange forward contracts to hedge the translation of net assets denominated in Pesos (note 18.4).

Liquidity risk

Liquidity risk refers to the possibility that Cemex may not have sufficient funds to meet its obligations. To address its liquidity needs for operations, debt service, capital expenditures and acquisitions, Cemex relies on operating cash flow, cost-cutting measures, capacity optimization, credit facilities, debt and equity offerings, and asset sales. Cemex is also exposed to risks from fluctuation in foreign exchange rates, prices, currency controls, interest rates, inflation, governmental spending, social instability, and other political or economic developments in its operating countries. Any of these factors may significantly impact Cemex’s results and reduce cash from operations. The maturity and the details of Cemex’s contractual obligations are provided in note 25.1.

As of December 31, 2025, current liabilities, including $2,135 in current debt and other financial obligations, exceeded current assets by $1,250. Management has adopted an operating strategy that maintains a negative working capital balance. For the year ended December 31, 2025, Cemex generated $1,975 in net cash flows from operating activities. Management considers Cemex will generate sufficient cash flows over the next twelve months to meet its current obligations. In addition, as of December 31, 2025, Cemex has a committed line of credit under the RCF totaling $2,352.

19)	TRADE ACCOUNTS PAYABLE, OTHER CURRENT LIABILITIES AND NON-CURRENT LIABILITIES

19.1)	TRADE ACCOUNTS PAYABLE

Supplier Finance Agreements

To support its supplier’s liquidity, Cemex has partnered with financial institutions in several countries to establish supply chain programs. Under these programs, registered suppliers may choose to sell their accounts receivable from Cemex to a participating financial institution before the agreed payment date. Suppliers are responsible for any financial cost incurred. Cemex settles these payments with the financial institutions on the original due dates or with only minor and no substantial extensions. As of December 31, 2025 and 2024, the consolidated trade payables on the statements of financial position include $963 in 2025 and $999 in 2024 related to these programs, with an average payment term of 93 days. These programs do not involve additional cash flow risk to Cemex. Trade accounts payable would be classified as debt, whether payment terms are significantly extended through the programs with financial institutions. As of December 31, 2025 and 2024, there are no debt balances arising from these programs.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

203	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

19.2)	OTHER CURRENT LIABILITIES

As of December 31, 2025 and 2024, consolidated other current liabilities were as follows:

	2025	2024

Other accounts payable and accrued expenses	$659	660

Provisions	558	399

Contract liabilities with customers (note 4)	369	269

Interest payable	96	89

	$1,682	1,417

In connection with the Other accounts payable and accrued expenses shown in the table above primarily include fixed and variable employee benefits, insurance payments and utilities accrual. These are recurring and are expected to be settled and replaced within the next 12 months.

19.3)	OTHER NON-CURRENT LIABILITIES

As of December 31, 2025 and 2024, consolidated other non-current liabilities were as follows:

	2025	2024

Asset retirement obligations	$654	563

Environmental liabilities	210	203

Accruals for legal assessments and other responsibilities	113	95

Non-current liabilities for valuation of derivative instruments	44	100

Other non-current liabilities and provisions	425	420

	$1,446	1,381

Other non-current liabilities and provisions include deferred revenues, which are recognized in the Income Statement as deliverables are fulfilled throughout the term of supply agreements.

Changes in consolidated non-current other liabilities plus current provisions for the years 2025 and 2024, were as follows:

			2025

	Asset retirement obligations	Environmental liabilities	Accruals for legal proceedings	Valuation of derivative instruments	Other liabilities and provisions	Total	2024

Balance at beginning of period	$688	228	101	100	663	1,780	1,656

Additions or increase in estimates	282	7	46	63	215	613	395

Releases or decrease in estimates	(186)	(15)	(21)	(56)	(132)	(410)	(318)

Business combinations (note 5.1)	4	—	—	—	10	14	—

Accretion expense	43	—	—	—	6	49	53

Foreign currency translation	(41)	17	(9)	(2)	(7)	(42)	(6)

Balance at end of period	$790	237	117	105	755	2,004	1,780

The breakdown is presented below:

Current provisions	$136	27	4	61	330	558	399

Other non-current liabilities	654	210	113	44	425	1,446	1,381

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

204	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

20)	PENSIONS AND POST-EMPLOYMENT BENEFITS

Defined contribution pension plans

The consolidated costs of defined contribution plans for the years ended December 31, 2025, 2024 and 2023 were $78, $74 and $64, respectively.

Defined benefit pension plans

Most of Cemex’s defined benefit plans have been closed to new participants for several years. For the years ended December 31, 2025, 2024 and 2023, the effects of pension plans and other post-employment benefits are summarized as follows:

	Pensions			Other benefits			Total

Net period cost (income):	2025	2024	2023	2025	2024	2023	2025	2024	2023

Recorded in operating costs and expenses

Service cost	$7	7	6	4	4	4	11	11	10

Settlements, curtailments and other changes	(2)	—	(9)	(3)	—	(1)	(5)	—	(10)

	5	7	(3)	1	4	3	6	11	—

Recorded in other financial expenses

Net interest cost	30	32	36	9	8	8	39	40	44

Recorded in other comprehensive income

Actuarial results for the period	3	(75)	46	9	1	(1)	12	(74)	45

	$38	(36)	79	19	13	10	57	(23)	89

As of December 31, 2025 and 2024, the reconciliation of the actuarial benefits’ obligations and pension plan assets, are presented as follows:

	Pensions		Other benefits		Total

	2025	2024	2025	2024	2025	2024

Change in benefits obligation:

Projected benefit obligation at beginning of the period	$1,612	1,909	92	101	1,704	2,010

Service cost	7	7	4	4	11	11

Interest cost	92	97	9	8	101	105

Actuarial results	1	(159)	9	1	10	(158)

Reduction from disposal of assets	—	(17)	—	—	—	(17)

Settlements and curtailments	(148)	—	(3)	—	(151)	—

Benefits paid	(120)	(160)	(10)	(10)	(130)	(170)

Foreign currency translation	125	(65)	10	(12)	135	(77)

Projected benefit obligation at end of the period	1,569	1,612	111	92	1,680	1,704

Change in plan assets:

Fair value of plan assets at beginning of the period	1,144	1,273	1	2	1,145	1,275

Return on plan assets	62	65	—	—	62	65

Actuarial results	(2)	(84)	—	—	(2)	(84)

Employer contributions	82	85	11	10	93	95

Reduction from disposal of assets	—	(13)	—	—	—	(13)

Settlements	(146)	—	—	—	(146)	—

Benefits paid	(120)	(160)	(10)	(10)	(130)	(170)

Foreign currency translation	70	(22)	—	(1)	70	(23)

Fair value of plan assets at end of the period	1,090	1,144	2	1	1,092	1,145

Net projected liability	$479	468	109	91	588	559

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

205	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

For the years 2025, 2024 and 2023, actuarial results for the period were generated by the following main factors as follows:

	2025	2024	2023

Actuarial results due to experience	$20	(26)	13

Actuarial results due to demographic assumptions	7	(28)	(5)

Actuarial results due to financial assumptions	(15)	(20)	37

	$12	(74)	45

In 2025, 2024 and 2023, net actuarial results due to financial assumptions were driven by a general change in the discount rates applicable to the calculation of the Projected Benefit Obligation (“PBO”). As of December 31, 2025 and 2024, based on the hierarchy of fair values, plan assets are detailed as follows:

		2025						2024
		Level 1	Level 2	Level 3	Total			Level 1	Level 2	Level 3	Total

Cash	$	29	—	—	29		$	25	—	—	25

Investments in corporate bonds		248	—	—	248			237	46	—	283

Investments in government bonds		286	—	—	286			339	—	—	339

Total fixed-income securities		563	—	—	563			601	46	—	647

Investment in marketable securities		144	57	—	201			127	73	—	200

Other investments and private funds		53	31	244	328			44	32	222	298

Total variable-income securities		197	88	244	529			171	105	222	498

Total plan assets	$	760	88	244	1,092	$		772	151	222	1,145

As of December 31, 2025, estimated payments for pensions and other post-employment benefits over the next 10 years were as follows:

Estimated payments

2026	$148

2027	135

2028	135

2029	137

2030	135

2031 – 2035	678

As of December 31, 2025 and 2024, the aggregate PBO and the plan assets by country were as follows:

		2025				2024

	PBO	Assets	Deficit		PBO	Assets	Deficit

Mexico	$251	59	192	$	200	30	170

United Kingdom	1,008	803	205		960	752	208

Germany	127	6	121		121	5	116

Other countries	294	224	70		423	358	65

	$1,680	1,092	588	$	1,704	1,145	559

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

206	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

The most significant assumptions used in the determination of the benefit obligation by country were as follows:

	2025				2024

	Mexico	United Kingdom	Germany	Other countries	Mexico	United Kingdom	Germany	Other countries

Discount and return rates	10.5%	5.5%	4.0%	3.7% - 10.0%	11.8%	5.6%	3.4%	3.3% - 9.5%

Rate of salary increases	4.5%	2.9%	3.2%	2.5% - 7.3%	4.5%	3.2%	3.2%	2.5% - 7.3%

In some countries, Cemex has established health care benefits for retired personnel limited to a certain number of years after retirement. As of December 31, 2025 and 2024, the projected benefits obligation related to these benefits was $54 and $51, respectively, included within other benefits liability.

Significant settlements or curtailments related to employees’ pension benefits and other post-employment benefits during the reported periods

During 2025, mainly in Mexico and the EMEA region, restructuring events had the effect of reducing obligations related to certain employees’ pension plans and other post-employment benefits. Cemex recognized a gain of $5 in the Income Statement. In the United States, the pension plan was amended in 2024 to allow active participants to select a lump-sum or an annuity in anticipation of the plan’s termination. Cemex completed the termination in 2025. No effect was recognized in the Income Statement. In 2023, due to various factors in Mexico and France, there was a reduction of $11 and $1, respectively, in the retirement obligations recognized in the Income Statement. During 2024, there were no significant settlements or curtailments.

Sensitivity analysis of pension and other post-employment benefits

As of December 31, 2025, Cemex conducted sensitivity analyses on the key assumptions influencing that PBO, applying independent changes of plus or minus 50 basis points to each assumption. The resulting increase or decrease in the PBO for pensions and other post-employment benefits are presented below:

	Pensions		Other benefits		Total

Assumption	+50 bps	-50 bps	+50 bps	-50 bps	+50 bps	-50 bps

Discount Rate	$(72)	78	(4)	4	(76)	82

Salary Rate	4	(3)	1	(1)	5	(4)

Pension Rate	60	(56)	—	—	60	(56)

Multiemployer defined benefit pension plans

Cemex contributes to union-sponsored multiemployer retirement defined benefit pension plans (the “Multiemployer Plans”) under the terms of collective bargaining agreements for certain union employees. The combined amounts contributed to the Multiemployer Plans were $14 in 2025, $19 in 2024 and $20 in 2023. The Company expects to contribute $15 to the Multiemployer Plans in 2026.

Commitments to employee benefits

In certain countries, Cemex provides self-insured healthcare benefits to active employees, managed through cost-plus fee arrangements with major insurers or health maintenance organizations. As of December 31, 2025, Cemex has set stop-loss limits for ongoing medical assistance resulting from specific causes, such as automobile accidents or illnesses, with a total limit of $550 thousand. Other plans include stop-loss limits per employee, regardless of the number of incidents, with a total cost of $2.5 thousand. While the potential liability if all eligible employees require medical services at once is significant, Cemex considers this scenario unlikely. Expenses for these plans were $79 in 2025 and $72 in both 2024 and 2023.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

207	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

21)	INCOME TAXES

21.1)	INCOME TAXES FOR THE PERIOD

The amounts of income tax expense in the Income Statements for 2025, 2024 and 2023 are summarized as follows:

		2025	2024	2023

Current income tax expense	$	178	343	1,102

Deferred income tax (benefit) expense		207	(276)	103

	$	385	67	1,205

21.2)	DEFERRED INCOME TAXES

As of December 31, 2025 and 2024, the main temporary differences that generated deferred income tax assets and liabilities are as follows:

	2025	2024

Deferred tax assets:

Tax loss carryforwards and other tax credits	$480	446

Accounts payable and accrued expenses	745	1,084

Intangible assets, net and other	177	130

Total deferred tax assets, gross	1,402	1,660

Presentation of net position by same legal entity	(886)	(987)

Total deferred tax asset, net in the statement of financial position	516	673

Deferred tax liabilities:

Property, machinery and equipment and right-of-use asset, net	(1,382)	(1,298)

Investments and other assets	(105)	(237)

Total deferred tax liabilities, gross	(1,487)	(1,535)

Presentation of net position by same legal entity	886	987

Total deferred tax liabilities, net in the statement of financial position	(601)	(548)

Net deferred tax assets (liabilities)	$(85)	125

The breakdown is presented below:

Net deferred tax assets in Mexican entities	$312	393

Net deferred tax liabilities in foreign entities	(397)	(268)

Net deferred tax assets (liabilities)	$(85)	125

As of December 31, 2025 and 2024, balances of the deferred tax assets and liabilities included in the statement of financial position are located in the following entities:

		2025				2024

		Assets	Liabilities	Net		Assets	Liabilities	Net

Mexican entities	$	443	(131)	312	$	518	(125)	393

Foreign entities		73	(470)	(397)		155	(423)	(268)

	$	516	(601)	(85)	$	673	(548)	125

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

208	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

The breakdown of changes in consolidated deferred income taxes during 2025, 2024 and 2023 was as follows:

	2025	2024	2023

Deferred income tax (benefit) expense in the Income Statement	$207	(276)	103

Deferred income tax expense (benefit) in stockholders’ equity	7	57	(6)

Reclassifications [1]	(4)	14	—

Change in deferred income tax during the period	$210	(205)	97

1	In 2025 and 2024, refers to the effects of the reclassification of balances to assets held for sale and related liabilities (note 5.2).

Current and/or deferred income tax relative to items of other comprehensive income during 2025, 2024 and 2023 were as follows:

	2025	2024	2023

Expense (benefit) related to actuarial results (note 20)	$(5)	11	(5)

Expense (benefit) related to derivative financial instruments (note 18.4)	(16)	4	(41)

Expense related to foreign currency translation and other effects	14	33	40

	$(7)	48	(6)

As of December 31, 2025, consolidated tax loss and tax credits carryforwards expire as follows:

	Amount of carryforwards	Amount of unrecognized carryforwards	Amount of recognized carryforwards

2026	$17	17	—

2027	25	15	10

2028	52	20	32

2029	191	178	13

2030 and thereafter	7,070	5,273	1,797

	$7,355	5,503	1,852

As of December 31, 2025, in connection with Cemex’s deferred tax loss carryforwards presented in the table above, to realize the benefits associated with such deferred tax assets that have been recognized, before their expiration, Cemex would need to generate $1,852 in consolidated pre-tax income in future periods. Based on the same forecasts of future cash flows and operating results used by Cemex’s management to allocate resources and evaluate performance in the countries in which Cemex operates, along with the implementation of feasible tax strategies, Cemex believes that it will recover the balance of its tax loss carryforwards that have been recognized before their expiration. In addition, Cemex concluded that the deferred tax liabilities considered in the analysis of recoverability of its deferred tax assets will reverse in the same period and tax jurisdiction of the related recognized deferred tax assets. Moreover, a certain amount of Cemex’s deferred tax assets refers to operating segments and tax jurisdictions in which Cemex is currently generating taxable income or in which, according to Cemex’s management cash flow projections, will generate taxable income in the relevant periods before the expiration of the deferred tax assets.

The Parent Company does not recognize a deferred income tax liability for its investments in subsidiaries because Cemex controls the reversal of the related temporary differences, and management has determined that these differences are unlikely to reverse in the foreseeable future.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

209	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

21.3)	RECONCILIATION OF EFFECTIVE INCOME TAX RATE

The reconciliation of the effective income tax rate presented in the Income Statements and the statutory tax rate for the years ended December 31, 2025, 2024 and 2023, were as follows:

	2025		2024		2023

	%	$	%	$	%	$

Mexican statutory tax rate	30.0%	237	30.0%	294	30.0%	397

Income tax penalties in Spain (note 21.4)	—	—	—	—	46.9%	620

Difference between accounting and tax expenses, net [1]	44.6%	352	(9.2)%	(90)	0.4%	6

Non-taxable sale of equity securities and fixed assets [2]	(44.5)%	(351)	(10.6)%	(104)	(1.3)%	(17)

Difference between book and tax inflation	15.3%	121	6.1%	60	9.1%	120

Differences in tax rates where Cemex operates	(5.2)%	(41)	2.5%	24	7.7%	103

Deferred income tax changes related to tax carryforwards	8.0%	63	(10.1)%	(99)	(4.3)%	(57)

Changes in provisions for uncertain tax positions	1.5%	12	1.1%	11	0.1%	1

Others	(0.9)%	(8)	(3.0)%	(29)	2.4%	32

Effective consolidated income tax expense rate	48.8%	385	6.8%	67	91.0%	1,205

1	In 2025, $307 relates to impairment charges in the U.S. that are non-deductible for tax purposes in that jurisdiction (note 8).
2	In 2025 and 2024, includes $289 and $72, respectively, related to non-taxable income from the sale of shares of subsidiaries and associates during the period.

The following table compares the line item “Deferred income tax changes related to tax carryforwards” as presented in the table above against the changes in deferred tax assets in the statement of financial position for the years ended December 31, 2025 and 2024:

		2025		2024

		Changes in the statement of financial position	Amounts in reconciliation	Changes in the statement of financial position	Amounts in reconciliation

Tax loss carryforwards generated and not recognized during the year	$	—	91	—	89

Derecognition of previously recognized tax loss carryforwards		(70)	51	(100)	—

Recognition related to unrecognized tax loss carryforwards		96	(79)	105	(186)

Foreign currency translation and other effects		8	—	(4)	(2)

Changes in deferred tax assets	$	34	63	1	(99)

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

210	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

21.4)	UNCERTAIN TAX POSITIONS AND SIGNIFICANT TAX PROCEEDINGS

Uncertain tax positions

As of December 31, 2025 and 2024, as part of current provisions and non-current other liabilities (note 19), Cemex has recognized provisions related to unrecognized tax benefits in connection with uncertain tax positions taken, in which it is deemed probable that the tax authorities would differ from the position adopted by Cemex. As of December 31, 2025, the tax returns submitted by some subsidiaries of Cemex located in several countries are under review by the respective tax authorities in the ordinary course of business. Cemex cannot anticipate if such reviews will result in new tax assessments, which would, should any arise, be appropriately disclosed and/or recognized in the financial statements. A summary of the beginning and ending balances of unrecognized tax benefits for the years ended December 31, 2025, 2024 and 2023, excluding interest and penalties, is as follows:

	2025	2024	2023

Balance of tax positions at beginning of the period	$51	78	41

Additions for tax positions of prior periods	15	5	34

Additions for tax positions of current period	12	14	3

Reductions for tax positions related to prior periods and other items	(2)	(2)	(1)

Settlements and reclassifications	(7)	(31)	—

Expiration of the statute of limitations	(2)	(8)	(2)

Foreign currency translation effects	5	(5)	3

Balance of tax positions at end of the period	$72	51	78

Tax examinations can involve complex issues, and the resolution of issues may span multiple years, particularly if subject to negotiation or litigation. Although Cemex believes its estimates of the total unrecognized tax benefits are reasonable, uncertainties regarding the final determination of income tax audit settlements and any related litigation could affect the amount of total unrecognized tax benefits in future periods. It is difficult to estimate the timing and range of possible changes related to uncertain tax positions, as finalizing audits with the tax authorities may involve formal administrative and legal proceedings. Accordingly, it is not possible to reasonably estimate the expected changes to the total unrecognized tax benefits over the next 12 months, although any settlements or statute of limitations expirations may result in a significant increase or decrease in the total unrecognized tax benefits, including those positions related to tax examinations being currently conducted.

Significant tax proceedings

As of December 31, 2025, the Company’s most significant tax proceedings are as follows:

•

On August 9, 2024, in connection with the fines imposed by the tax authorities in Spain (the “Tax Authorities”) related to the years 2006 to 2009, the Tax Authorities notified Cemex España, S.A. (“Cemex España”) of the final amount for a total of $536, initially payable no later than September 20, 2024. On September 6, 2024, Cemex España paid an amount equivalent to $322. In connection with the remainder of the fines for an amount equivalent to $214, Cemex España filed before the National Court (Audiencia Nacional) a motion against the assessment issued by the Tax Authorities, claiming a right to a reduction of the remainder of the fines for early payment pursuant to the applicable tax code in Spain, but this motion was denied on February 21, 2025 and this denial was affirmed on September 1, 2025. On October 10, 2025, Cemex España filed a request for admission of a cassation appeal against such adverse resolution to the Spanish Supreme Court. Furthermore, as a cautionary measure, on September 9, 2024, Cemex España filed an appeal with the Tribunal Económico Administrativo Central (“TEAC”) in connection with the aforementioned motion, but this appeal was adversely resolved on July 23, 2025. On September 10, 2024, Cemex España paid an additional amount of $3 and filed a request to the Agencia Estatal de Administración Tributaria de España (“AEAT”) for a postponement of payment and an authorization to pay the outstanding amount of the fines in installments over four years starting in April 2025 in case the proceeding over the reduction of the remainder of the fines was not resolved in Cemex España’s favor. On September 10, 2025, Cemex España received an adverse resolution from the AEAT, not admitting the request. On September 10, 2025, Cemex España filed a recourse against the non-admission of such request with the TEAC. As of December 31, 2025, the payment of the outstanding amount of the fines remains suspended until several motions and recourses filed by Cemex España are resolved.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

211	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

•

In connection with the tax return for the year 2012, the Colombian Tax Authority (the “Colombian Tax Authority”) assessed an increase in the income tax payable by Cemex Colombia S.A. (“Cemex Colombia”) and imposed an inaccuracy penalty for amounts in Colombian Pesos equivalent to $33 of income tax and $33 of penalty. After several procedures and appeals, in 2021, Cemex Colombia filed an appeal in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in the final stage, Cemex Colombia must pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the payment date. As of December 31, 2025, Cemex considers that an adverse resolution in this proceeding after the conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If adversely resolved, Cemex believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of Cemex.

•

In relation with the tax return for the year 2011, the Colombian Tax Authority notified Cemex Colombia of a proceeding in which it rejected certain deductions and determined an increase in the income tax payable and imposed a penalty for amounts in Colombian Pesos equivalent to $23 of income tax and $23 of penalty. After several procedures and appeals, in 2020, the Colombian Tax Authority confirmed the claims of the official liquidation, and this was then appealed in the Administrative Court of Cundinamarca. If the proceeding is adversely resolved in its final stage, Cemex Colombia would have to pay the amounts determined in the official settlement plus interest accrued on the amount of the income tax adjustment until the date of payment. As of December 31, 2025, Cemex considers that an adverse resolution in this proceeding after the conclusion of all available defense procedures is not probable, however, it is difficult to assess with certainty the likelihood of an adverse result in the proceeding. If adversely resolved, Cemex believes this proceeding could have a material adverse impact on the operating results, liquidity or financial position of Cemex.

Global minimum tax

The Pillar Two rules, known as the global minimum tax, require a minimum effective tax rate of 15% based on specific criteria. As of December 31, 2025 and 2024, the impact of this tax was not material in the countries where Cemex operates.

22)	STOCKHOLDERS’ EQUITY

As of December 31, 2025 and 2024, stockholders’ equity excludes investments in CPOs of the Parent Company held by subsidiaries of $24 (20,541,277 CPOs) and $12 (20,541,277 CPOs), respectively, which were eliminated within “Other equity reserves.”

22.1)	COMMON STOCK

As of December 31, 2025 and 2024, the common stock of Cemex, S.A.B. de C.V. was presented as follows:

	2025		2024

Shares [1]	Series A 2	Series B 2	Series A 2	Series B 2

Subscribed and paid shares	29,016,656,496	14,508,328,248	29,016,656,496	14,508,328,248

Unissued shares authorized for executives’ stock compensation programs	881,442,830	440,721,415	881,442,830	440,721,415

	29,898,099,326	14,949,049,663	29,898,099,326	14,949,049,663

1	As of December 31, 2025 and 2024, 13,068,000,000 shares correspond to the fixed portion, and 31,779,148,989 shares correspond to the variable portion, respectively.
2

Series “A” or Mexican shares must represent at least 64% of Cemex, S.A.B. de C.V.’s capital stock; Series “B” or free subscription shares must represent at most 36% of Cemex, S.A.B. de C.V.’s capital stock.

On March 25, 2025 stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) the payment of a cash dividend for a total of $130 in four equal quarterly installments beginning in June 2025 and finalizing in March 2026; (b) setting the amount of $500 or its equivalent in Pesos as the maximum amount that during fiscal year 2025, and until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities representing such shares; and (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee and, the Sustainability, Climate Action, Social Impact and Diversity Committee. During 2025, there were no purchases of own shares under the outstanding share repurchase program.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

212	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

On March 22, 2024 stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) the payment of a cash dividend for a total of $120 in four equal quarterly installments beginning in June 2024 and finalizing in March 2025; (b) setting the amount of $500 or its equivalent in Pesos as the maximum amount that during fiscal year 2024, and until the next ordinary general shareholders’ meeting of Cemex, S.A.B. de C.V. is held, Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities representing such shares; (c) the appointment of the members of the Board of Directors, the Audit Committee, the Corporate Practices and Finance Committee and, the Sustainability, Climate Action, Social Impact and Diversity Committee; and (d) the extension of share-based long-term compensation programs in shares of Cemex, S.A.B. de C.V.’s until December 31, 2028. During 2024, there were no purchases of own shares under the outstanding share repurchase program.

On March 23, 2023, stockholders at the general ordinary shareholders’ meeting of Cemex, S.A.B. de C.V. approved: (a) setting an amount of $500 or its equivalent in Pesos, as the maximum amount of resources that during fiscal year 2023, and until the next general ordinary shareholders’ meeting is held that Cemex, S.A.B. de C.V. may use for the acquisition of its own shares or securities representing such shares; (b) authorize the Parent Company’s Board of Directors to determine the bases on which the acquisition and placement of said shares shall be instructed, designate the persons that shall make the decisions to acquire or place them, appoint those responsible for carrying out the transaction and giving the corresponding notices to the authorities; and (c) to decrease Cemex, S.A.B. de C.V.’s capital stock, in its variable part, through the cancellation of 662 million of own shares (22.1 million ADSs), which were acquired through the share repurchase program in 2022. During 2023, there were no purchases of own shares under the outstanding share repurchase program.

In 2025, 2024 and 2023, Cemex, S.A.B. de C.V. did not issue shares in connection with its executive share-based compensation programs (note 23).

22.2)	OTHER EQUITY RESERVES AND SUBORDINATED NOTES

As of December 31, 2025 and 2024, other equity reserves and subordinated notes were integrated as follows:

	2025	2024

Other equity reserves	$(2,429)	(2,756)

Subordinated notes	1,983	1,986

	$(446)	(770)

Other equity reserves

As of December 31, 2025 and 2024, other equity reserves are detailed as follows:

	2025	2024

Cumulative translation effect, tax effects from deferred income taxes recognized directly in equity (note 21.2) and derivative financial instruments designated as cash flow hedges	$(646)	(1,066)

Cumulative actuarial losses	(336)	(324)

Cumulative coupons accrued under perpetual debentures	(1,070)	(1,070)

Cumulative coupons accrued and premiums paid on subordinated notes	(474)	(347)

Other effects	97	51

	$(2,429)	(2,756)

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

213	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

For the years ended December 31, 2025, 2024 and 2023, the foreign exchange fluctuations included in the comprehensive income (note 3.3), were as follows:

	2025	2024	2023

Foreign currency translation results [1]	$758	(275)	356

Foreign exchange fluctuations from debt related to the acquisition of foreign entities	(118)	68	(28)

Foreign exchange fluctuations from intercompany balances	(303)	1	(73)

	$337	(206)	255

1

These effects relate to the translation of foreign subsidiaries’ financial statements, include changes in the fair value of financial derivative instruments designated to hedge a net investment (notes 3.4 and 18.4).

Subordinated notes

In June 2025, the Parent Company issued $1,000 of 7.200% subordinated notes (the “2025 Subordinated Notes”). After issuance costs, the Parent Company received $989. The Notes have no fixed maturity date and will be subordinated to all senior obligations, equal in right of payment to existing subordinated notes mentioned below.

In March 2023, the Parent Company issued $1,000 of 9.125% subordinated notes (the “2023 Subordinated Notes”). After issuance costs, the Parent Company received $992. The 2023 Subordinated Notes were aligned with the Green Financing Framework (the “GFF”) and the net proceeds obtained in the issuance should be applied to finance, in whole or in part, one or more new or existing Eligible Green Projects (“EGPs”) under its GFF’s use-of-proceeds. EGPs include those related to pollution prevention and control, renewable energy, energy efficiency, clean transportation, sustainable water and wastewater management, and eco-efficient and/or circular economy adapted products, production technologies and processes. On April 10, 2025, the 2023 Subordinated Notes were redeemed at nominal value plus a premium of 1%, together with accrued and unpaid interest on the Notes up to, but not including, the redemption date, for a total amount of $1,028.

In June 2021, the Parent Company issued $1,000 of 5.125% subordinated notes (the “2021 Subordinated Notes”). After issuance costs, the Parent Company received $994. The net proceeds obtained were used to repurchase in full the balance then outstanding of perpetual debentures issued by subsidiaries and the repayment of debt.

Under the 2025 Subordinated Notes and the 2021 Subordinated Notes (jointly the “Subordinated Notes”), which do not have a maturity or repayment date or mandatory redemption date, interest may be deferred indefinitely at the sole discretion of the Parent Company. In addition, the Subordinated Notes: (i) are not redeemable at the option of the holders of the Subordinated Notes (the “Noteholders”), (ii) do not have the benefit of standard debt covenants, and (iii) do not include an event of default relating to a payment or covenant default with respect to any indebtedness of Cemex. Moreover, the Parent Company is in control of the instances that may lead to the repayment of the Subordinated Notes, including Cemex’s repurchase option on the fifth anniversary of each issuance, specific redemption events as well as those under a reorganization event under the applicable laws. In the hypothetical event of liquidation of the Parent Company, the Noteholders would have a claim on any residual net assets available after all liabilities have been settled; therefore, the Noteholders have no guarantee of collecting the principal amounts of the Subordinated Notes or any deferred accrued interest, if any.

Based on the above characteristics of the Subordinated Notes, included in contractual terms that are considered to be substantive, and legal considerations, under IAS 32, Financial Instruments: Presentation (“IAS 32”), Cemex concluded that the Subordinated Notes do not meet the definition of financial liability under IAS 32, and consequently are classified in controlling interest stockholders’ equity within “Other equity reserves”.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

214	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

The classification as equity of the Subordinated Notes can be summarized as follows:

As mentioned above, the Subordinated Notes do not meet the definition of financial liability considering that they include no contractual obligation: (i) to deliver cash or another financial asset to another entity; or (ii) to exchange financial assets or financial liabilities with another entity under conditions that are potentially unfavorable to the issuer. This is because:

•

The Noteholders have agreed to the deferral of interest and principal, given that the Parent Company has the unilateral and unconditional right to perpetually defer the payment of principal and interest;

•

The Parent Company controls any payments to be made to the Noteholders, including in the event of bankruptcy under either the laws of Mexico (Ley de Concursos Mercantiles) or U.S. bankruptcy laws (Chapter 11); and

•

The Subordinated Notes contractually evidence a residual interest in the assets of the Parent Company after deducting all of its liabilities. The only requirement to settle the Notes would be in liquidation, which is akin to an equity instrument under IAS 32.

Coupon and premiums on the Subordinated Notes were included in “Other equity reserves” for $127 in 2025, $143 in 2024 and $120 in 2023.

22.3)	RETAINED EARNINGS

The Parent Company declared dividends of $130 for 2025 and $120 for 2024 (note 22.1). As of December 31, 2025, $33 remained payable.

22.4)	NON-CONTROLLING INTEREST

Non-controlling interest

Non-controlling interest reflects the portion of equity and results attributable to non-controlling stockholders in consolidated subsidiaries (note 28). As of December 31, 2025 and 2024, non-controlling interest in equity was $308 and $301, respectively. In 2025, 2024 and 2023, non-controlling interests in consolidated net income were $10, $21 and $17, respectively.

23)	EXECUTIVE SHARE-BASED COMPENSATION

Cemex, S.A.B. de C.V. offers long-term restricted share-based compensation programs to a broad group of executives. For eligible participants, stock-based compensation is a fixed percentage of annual compensation (the “Stock Bonus”). Until December 31, 2023, the Stock Bonus was paid in the Parent Company’s CPOs. Beginning in 2024, it is paid in the Parent Company’s ADSs. The number of shares awarded is determined on the award date based on the Stock Bonus amount and the stock market price at that time. Once set, the number of shares does not change with subsequent market price fluctuations.

Cemex’s long-term share-based compensation includes two programs. The Performance Plan for top management is based on internal and external performance metrics and vesting occurs at the end of three-year periods in a single block. The Ordinary Plan, for key executives and performers, is based on four-year periods. Shares under the Ordinary Plan are initially restricted and are released annually at an annual rate of 25% over a four-year period, provided the executive remains with the Company. If an executive leaves, unvested Ordinary Plan shares are generally forfeited. The Performance Plan may pay out between 0% and 200% of the target award at the end of three years, depending on performance. The fair value of Performance Plan awards is determined by using an option pricing model.

The combined compensation expense for the Share-Based Compensation Programs, based on the fair value of awards at the grant date, was recognized in each subsidiary’s operating results against “Other equity reserves”. The amounts were $84 in 2025, $55 in 2024 and $61 in 2023. To fulfill these awards, the Parent Company delivers the corresponding number of CPOs underlying the ADSs required to be delivered by the Parent Company to executives, either by issuing new shares or purchasing them, at its election. An external trust, where executives are beneficiaries, may receive funding from Cemex to facilitate these purchases. When the Parent Company funds this trust, it recognizes a decrease in “Other equity reserves” and a corresponding reduction in cash. As of December 31, 2025, there were no options or commitments to make cash payments to executives based on changes in the market price of the Parent Company’s ADSs.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

215	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

The following information relates to the Share-Based Compensation Programs for the year ended December 31, 2025, 2024 and 2023:

					ADSs equivalents delivered (thousands)

Plan	Target number of ADSs (thousands)[1]	ADS price at award’s date[2]	Fair value (%)	Fair value (millions)	2025	2024	2023	ADSs Forfeited (thousands)	ADSs Outstanding (thousands)[3]

Performance Plans

2020	4,146.0	$2.3	155%	14.8	—	—	8,448.2	—	—

2021	1,227.2	$8.0	150%	14.7	—	446.3	—	780.9	—

2022	2,403.6	$4.3	149%	15.4	1,934.7	—	—	1,637.0	—

2023	1,657.02	$6.4	145%	15.4	—	—	—	64.5	2,336.5

2024	1,976.7	$6.3	133%	16.6	—	—	—	25.8	2,595.7

2025	2,367.9	$6.3	141%	21.1	—	—	—	6.9	3,323.5

Ordinary Plans

2019	8,048.2	$4.7	100%	37.5	—	—	42.4	118.3	—

2020	11,162.2	$2.5	100%	28.1	—	—	2,293.0	253.7	—

2021	5,716.6	$7.2	100%	41.3	61.8	1,210.7	1,442.7	56.6	—

2022	9,483.0	$4.9	100%	46.0	2,267.1	2,166.0	2,450.5	58.1	—

2023	6,531.9	$5.9	100%	38.4	1,813.3	1,582.9	1,765.0	80.9	1,289.8

2024	8,531.7	$7.2	100%	61.5	3,097.7	2,248.0	—	—	3,222.4

2025	8,634.1	$6.2	100%	53.2	3,317.4	—	—	38.1	5,278.6

					12,492.0	7,653.9	16,441.8	3,120.8	18,046.5

1	The target number of ADSs under the Performance Plans is based on a 100% payout assumption.
2	The average ADS price is determined on the grant date.
3

Until the final payout of the Performance Plans is determined at the end of each three-year period, the number of outstanding ADSs is calculated using the same percentage of fair value as determined by the option pricing model.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

216	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

24)	EARNINGS PER SHARE

Basic earnings per share are calculated by dividing net income attributable to ordinary equity holders of the Parent Company by the weighted average number of shares outstanding during the period. Diluted earnings per share reflect the potential issuance of ordinary shares when certain conditions are met, if this would decrease basic earnings per share or increase basic loss per share. The amounts used to calculate earnings per share for 2025, 2024 and 2023 are as follows:

		2025	2024	2023

Denominator (thousands of shares)

Weighted-average number of shares outstanding – basic		43,540,866	43,405,354	43,510,758

Effect of dilutive instruments – share-based compensation (note 23) [1]		541,395	660,298	599,229

Weighted-average number of shares – diluted		44,082,261	44,065,652	44,109,987

Numerator

Net income from continuing operations	$	404	924	121

Less: non-controlling interest net income		10	21	17

Controlling interest net income from continuing operations	$	394	903	104

Net income from discontinued operations	$	566	36	78

Basic earnings per share

Controlling interest basic earnings per share	$	0.0221	0.0217	0.0042

Controlling interest basic earnings per share from continuing operations		0.0091	0.0209	0.0024

Controlling interest basic earnings per share from discontinued operations		0.0130	0.0008	0.0018

Controlling interest diluted earnings per share

Controlling interest diluted earnings per share	$	0.0218	0.0213	0.0041

Controlling interest diluted earnings per share from continuing operations		0.0090	0.0205	0.0023

Controlling interest diluted earnings per share from discontinued operations		0.0128	0.0008	0.0018

1	Number of the Parent Company’s shares to be potentially issued under the Share-Based Compensation Programs, equivalent to 180.5 million CPOs or 18.05 million ADSs.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

217	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

25)	COMMITMENTS

25.1)	CONTRACTUAL OBLIGATIONS

As of December 31, 2025, Cemex had the following contractual obligations:

				2025

Obligations		Less than 1 year	1-3 years	3-5 years	More than 5 years	Total

Long-term debt	$	1,191	1,271	2,076	1,131	5,669

Leases [1]		308	384	247	555	1,494

Total debt and other financial obligations		1,499	1,655	2,323	1,686	7,163

Interest payments on debt [2]		238	384	293	44	959

Pension plans and other benefits [3]		148	270	272	678	1,368

Acquisition of property, plant and equipment		147	7	—	—	154

Purchases of raw materials and others [4]		562	617	404	398	1,981

Total contractual obligations	$	2,594	2,933	3,292	2,806	11,625

1	These amounts represent nominal cash flows. As of December 31, 2025, the present value of future lease payments was $1,135, with $348 due in 1 to 3 years and $204 due in 3 to 5 years.
2	Estimated cash flows for floating rate debt were calculated using the interest rates in effect as of December 31, 2025.
3	These figures represent estimated annual payments for these benefits (note 20).
4

Future payments for raw materials, services, fuel, energy and carbon allowances are based on contractual nominal cash flows. Estimates reflect aggregate average expected annual consumption under these commitments.

As of December 31, 2025 and 2024, the following summarizes certain contracted obligations listed in the table above:

•

In 2025 and 2024, Cemex entered into physically settled forward purchase commitments to acquire 2.1 million of emission carbon allowances (“EUAs”) for a total aggregate price of $220. This action aims to hedge a significant portion of Cemex’s expected deficit in emission allowances under the EU ETS for 2029 to 2035 (note 3.13).

•

Cemex has maintained, since April 2004, an agreement to purchase energy from Termoeléctrica del Golfo (“TEG”) through 2027 to meet its electricity needs in Mexico. The annual cost is $72 if Cemex receives its full energy allocation. Final costs will be based on the actual megawatts of hours received at the agreed unit prices.

26)	LEGAL PROCEEDINGS

26.1)	PROVISIONS RESULTING FROM LEGAL PROCEEDINGS

Cemex is involved in various significant legal proceedings, which adverse resolutions are deemed probable. As a result, certain provisions and/or losses have been recognized in the financial statements, representing the best estimate of foreseeable cash outflows. As of December 31, 2025, the details of the most significant cases are as follows:

•

As of December 31, 2025, Cemex has environmental remediation liabilities in the United Kingdom pertaining to closed and current landfill sites for the confinement of waste, representing the present value of the obligations for an amount in Pounds sterling equivalent to $188. Expenditure, including monitoring, installation, repair and renewal of environmental infrastructure, was assessed and quantified over a period up to 60 years from the date of closure, in which the sites have the potential to cause environmental harm.

•

As of December 31, 2025, Cemex has environmental remediation liabilities in the United States for $36, related to: a) the disposal of various materials in accordance with past industry practice, which might currently be categorized as hazardous substances or wastes; and b) the cleanup of sites used or operated by Cemex, including discontinued operations, regarding the disposal of hazardous substances or waste, either individually or jointly with other parties. Cemex does not believe that expenditure on these matters would exceed the amounts recorded. The ultimate cost that may be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work and negotiations with, or litigation against, potential sources of recovery have been completed.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

218	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

26.2)	CONTINGENCIES FROM LEGAL PROCEEDINGS

Cemex is involved in various legal proceedings, which have not required the recognition of accruals, considering that the probability of loss is less than probable. Nonetheless, until all stages in the procedures are exhausted in each proceeding, Cemex cannot assure the achievement of a final favorable resolution.

As of December 31, 2025, the most significant contingencies with a quantification of the potential loss, when it is determinable and would not impair the outcome of the relevant proceeding, were as follows:

•

In 2023, the European Commission inspected Cemex’s offices in France and requested certain information relating to the business in France in the construction chemicals sector, which includes chemical admixtures and additives for use in concrete, cement and related construction products. On March 28, 2025, the European Commission delivered an additional request for information. Cemex is fully cooperating with the authorities conducting this investigation. The fact that this investigation is being conducted does not mean that the European Commission has concluded that Cemex has violated the law. As of December 31, 2025, due to the current stages of this investigation, Cemex is not able to assess the likely outcome of the investigation as it relates to us or whether it would have a material adverse impact on our results of operations, liquidity and financial condition.

•

In 2023, Cemex’s U.S. operations received a grand jury subpoena from the Department of Justice (the “DOJ”) regarding an investigation of possible antitrust law violations in the cement additives and concrete admixtures sector. Cemex fully cooperated with the authorities. The fact that this investigation was conducted did not mean that the DOJ concluded that Cemex had violated the law. On October 15, 2025, the DOJ informed Cemex that the investigation was closed. This matter did not have a material adverse impact on Cemex’s results of operations, liquidity, or financial condition.

•

In December 2016, the Parent Company received subpoenas from the SEC seeking information to determine whether there have been any violations of the U.S. Foreign Corrupt Practices Act stemming from the Maceo Project. These subpoenas do not mean that the SEC has concluded that the Parent Company or any of its affiliates violated the law. On March 12, 2018, the DOJ issued a grand jury subpoena to the Parent Company relating to its operations in Colombia and other jurisdictions. In 2020, the Company delivered all the information and documentation that had been requested and has not received any more requests since then. The Parent Company intends to continue to cooperate fully with the SEC, the DOJ and any other investigative entity. As of December 31, 2025, the Parent Company is unable to predict the duration, scope, or outcome of either the SEC investigation or the DOJ investigation, or any other investigation that may arise, or the potential sanctions which could be borne Cemex, or if such sanctions, if any, would have a material adverse impact on Cemex’s results of operations, liquidity or financial position. However, given the time elapsed since the last information request and other relevant factors, Cemex believes these investigations are no longer being actively pursued by the SEC and DOJ.

In addition to the legal proceedings described above in notes 26.1 and 26.2, as of December 31, 2025, Cemex is involved in various legal proceedings of lesser impact that have arisen in the ordinary course of business. These proceedings involve: 1) product warranty claims; 2) claims for environmental damage; 3) indemnification claims relating to acquisitions or divestitures; 4) claims to revoke permits and/or concessions; and 5) other diverse civil, administrative, commercial and lawless actions. Cemex considers that in those instances in which obligations have been incurred, Cemex has accrued adequate provisions to cover the related risks. Cemex believes these matters will be resolved without any significant effect on its business, financial position or results of operations. In addition, in relation to certain ongoing legal proceedings, Cemex is sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss, but for a limited number of ongoing legal proceedings, Cemex may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believes that disclosure of such information on a case-by-case basis would seriously prejudice Cemex’s position in the ongoing legal proceedings or any related settlement discussions. Accordingly, in these cases, Cemex has disclosed qualitative information with respect to the nature and characteristics of the contingency but has not disclosed the estimate of the range of potential loss.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

219	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

26.3)	OTHER SIGNIFICANT PROCESSES

In connection with the Maceo Plant, as described in note 15.1, as of December 31, 2025, the Maceo Plant has initiated commercial operations. The evolution and status of the main issues related to the Maceo Plant are described as follows:

•

As of December 31, 2025, part of Cemex’s investments in the Maceo Plant, including the land, the mining concession, the environmental license and the shares of Zona Franca Especial Cementera del Magdalena Medio S.A.S. (“Zomam”) (holder of the free trade zone concession), acquired in 2012 from CI Calizas y Minerales S.A. (“CI Calizas”) and part of the plant’s own assets (28%), are under a process of forfeiture of ownership that was linked to a former shareholder of CI Calizas by the Attorney General’s Office of Colombia (the “Attorney General”). The rest of the plant’s assets (72%) belongs to Cemex Colombia. As a consequence of the process of forfeiture of ownership, Cemex Colombia (i) does not have the Zomam’s legal representation, (ii) is not the legal owner of the land on which the Maceo Plant was built, and (iii) is not the assigned beneficiary of the mining concession or the permits associated with the project. Additionally, Cemex Colombia’s ownership of the Zomam shares and of Zomam’s assets are subject to several legal proceedings.

•

In relation with the property of Zomam’s assets and its shares, on December 2020, Cemex Colombia filed a lawsuit before the Business Superintendency of Colombia, seeking the invalidity and, alternatively, the annulment of the equity contribution in-kind carried out by Cemex Colombia to Zomam in December 2015, by means of which a portion of the Maceo Plant’s assets were contributed to such entity. As of December 31, 2025, the first and the second instance rulings clearly stated that the capitalization made by Cemex Colombia was legal and complied with applicable laws. Cemex filed an extraordinary appeal against the decision, which is yet to be resolved by the Colombian Supreme Court of Justice. Additionally, on March 12, 2024, Corporación Cementera Latinoamericana S.L.U. (“CCL”), an indirect subsidiary of Cemex filed a lawsuit against Zomam, to recover $33 plus interest, owed by Zomam to CCL. This proceeding is at initial stage and a first instance decision is still pending.

•

As to the forfeiture of ownership proceeding mentioned above, in April 2019, Cemex Colombia and one of its subsidiaries reached a conciliatory agreement with the Sociedad de Activos Especiales, S.A.S. (the “SAE”), and CI Calizas and Zomam before the Attorney General’s Office and as a consequence, signed a contract of Mining Operation, Manufacturing and Delivery Services and Leasing of Properties for Cement Production (the “Operation Contract”), which allows Cemex Colombia to continue using the assets for an initial term of 21 years that can be extended for ten additional years under certain conditions. Under the Operation Contract, once the Maceo Plant begins commercial operations, Cemex Colombia and/or a subsidiary will pay on a quarterly basis: a) 0.9% of the net sales resulting from the cement produced in the plant as compensation to CI Calizas for the right of Cemex Colombia to extract and use the mineral reserves; and b) 0.8% of the net sales resulting from the cement produced in the plant as payment to Zomam for cement manufacturing and delivery services, as long as Zomam maintains the free trade zone benefit, or, 0.3% in case that Zomam losses such benefit. The Operation Contract will remain in force regardless of the outcome of the forfeiture of ownership process, unless Cemex Colombia and its subsidiary are awarded ownership rights related to the affected assets.

•

As of December 31, 2025, Cemex expects to retain ownership of the Maceo Plant to the extent it is not subject to the aforementioned forfeiture of ownership proceeding. Nevertheless, if the forfeiture of ownership over the assets is ordered in favor of the Colombian State or if the assets are adjudicated to a third party in a public tender offer as part of the early disposal proceeding relating to the assets, such third party would have to subrogate to the Operation Contract. As of December 31, 2025, Cemex cannot currently estimate the outcome of these proceedings.

•

In October 2021, CI Calizas, as holder of the environmental license, began the procedures before the National Environmental License Authority (“ANLA”) to expand the environmental extraction license to 1.9 million metric tons of minerals (clay and limestone) annually from the Maceo Plant quarry without the need to bring minerals from other locations. On November 15, 2024, the ANLA archived CI Calizas’ application and CI Calizas filed a reconsideration petition against the ANLA’s determination. On February 3, 2025, the reconsideration petition was denied. As of December 31, 2025, Cemex expects to submit a new request to modify the license, however, the failure to modify the license would not have a material adverse impact on the operations of the Maceo Plant. The ruling temporarily limits the mine’s material extraction capacity to 990 thousand tons of minerals (clay and limestone) and the plant’s production to 1.5 million metric tons of cement per year.

•	During 2025, all material permits for the Maceo Plant access road were obtained, and construction was substantially completed. The Maceo Plant began operations in 2025.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

220	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

27)	RELATED PARTIES

All significant balances and transactions between the entities that constitute Cemex have been eliminated in the preparation of the consolidated financial statements. These balances with related parties resulted primarily from: (i) the sale and purchase of goods and services between group entities; (ii) the sale and/or acquisition of subsidiaries’ shares within Cemex; (iii) the invoicing of administrative services, rentals, trademarks and commercial name rights, royalties and other services rendered between group entities; and (iv) loans between related parties. When market prices and/or market conditions are not readily available, Cemex conducts transfer pricing studies in the countries in which it operates to comply with regulations applicable to transactions between related parties.

The definition of related parties includes entities or individuals outside Cemex, who may take advantage of being in a privileged situation due to their relationship with Cemex. Likewise, this applies to cases where Cemex may take advantage of such relationships and benefit from its financial position or operating results.

For the years ended December 31, 2025, 2024 and 2023, in the ordinary course of business, Cemex enters into transactions with related parties for the sale and/or purchase of products, the sale and/or purchase of services or the lease of assets, all of which are not significant for Cemex and, except for the transaction mentioned below, to the best of Cemex’s knowledge, are not significant to the related party, are incurred for non-significant amounts for Cemex and are executed under conditions following the same authorizations applied to other third parties. These identified transactions, which involved members of the Parent Company’s Board of Directors, members of Cemex’s Executive Committee and other members of senior management, as applicable, are reviewed by Cemex’s CEO, the Parent Company’s Board of Directors Corporate Practices and Finance Committee and approved or ratified at least annually by the Parent Company’s Board of Directors, as per Cemex’s applicable policies on conflicts of interest and related person transactions. These transactions with related parties also include transactions with subsidiaries with significant non-controlling interests, such as TCL and Caribbean Cement Company Limited; with other companies in which Cemex has a non-controlling position, such Lehigh White Cement Company; with companies in which the Parent Company’s Board of Director members or Cemex’s Senior Management or employees are members of such company’s board of directors, like GCC, Banco Santander de Negocios de México, S.A. de C.V. and affiliates, Grupo ICA, S.A. de C.V. and affiliates, FEMSA, S.A.B. de C.V., Carza, S.A.P.I. de C.V. and related companies, Nemak, S.A.B. de C.V., NEG Natural, S.A. de C.V., Banco Mercantil del Norte, S.A. and affiliates, BBVA México S.A. and affiliates, Smurfit Westrock Group PLC, Productora de Papel S.A. de C.V., Finsa Real Estate Management III, S. de R.L. de C.V; and with companies at which members of Cemex’s Executive Committee have family members such as Cementos Españoles de Bombeo, S. de R.L., HSBC México, S.A. and affiliates and the firm McKinsey & Company Inc. México, S.C. and affiliates, among others.

For Cemex, none of these transactions executed in 2025 are material to be disclosed separately. In addition, during the same periods, no member of Cemex, S.A.B. de C.V.’s senior management or Board of Directors had any outstanding loans with Cemex.

For the years 2025, 2024 and 2023, the aggregate compensation paid to members of Cemex, S.A.B. de C.V.’s Board of Directors, including alternate directors, and Cemex’s senior management was $56, $48 and $71, respectively. Of these amounts, $29 in 2025, $31 in 2024, $24 in 2023, were paid as base compensation plus performance bonuses, including pension and post-employment benefits. In addition, $27 in 2025, $17 in 2024 and $47 in 2023 of the aggregate amounts in each year corresponded to allocations of ADSs under Cemex’s executive share-based compensation programs.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

• Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

221	Cemex 2025 Integrated Report

Notes to the Consolidated

Financial Statements

28)	PRINCIPAL SUBSIDIARIES

As mentioned in notes 5.3 and 22.4, as of December 31, 2025 and 2024, there are non-controlling interests in certain consolidated entities that are in turn holding companies of relevant operations. The principal subsidiaries as of December 31, 2025 and 2024, which ownership interest is presented according to the interest maintained by Cemex, were as follows:

		% Interest

Subsidiary	Country	2025	2024

Cemex España, S.A. [1]	Spain	99.9	99.9

Cemex, Inc.	United States of America	100.0	100.0

Cemex Nicaragua, S.A. [2]	Nicaragua	100.0	100.0

Assiut Cement Company [3]	Egypt	99.7	95.8

Cemex Colombia S.A. [4]	Colombia	99.8	99.7

Cemento Bayano, S.A. [5]	Panama	—	99.5

Cemex Dominicana, S.A. [6]	Dominican Republic	—	100.0

Trinidad Cement Limited	Trinidad and Tobago	69.8	69.8

Caribbean Cement Company Limited [7]	Jamaica	79.0	79.0

Cemex de Puerto Rico, Inc.	Puerto Rico	100.0	100.0

Cemex France (formerly Cemex France Gestion (S.A.S.))	France	100.0	100.0

Cemex U.K.	United Kingdom	100.0	100.0

Cemex Deutschland AG.	Germany	100.0	100.0

Cemex Czech Republic s.r.o.	Czech Republic	100.0	100.0

Cemex Polska sp. Z.o.o.	Poland	100.0	100.0

Cemex Holdings (Israel) Ltd.	Israel	100.0	100.0

Cemex Topmix LLC, Cemex Supermix LLC and Cemex Falcon LLC [8]	United Arab Emirates	100.0	100.0

Cemex International Trading LLC [9]	United States of America	100.0	100.0

Sunbulk Shipping, S.L.U. [10]	Spain	100.0	100.0

1	Cemex España is the direct or indirect holding company of most of Cemex’s international operations.
2	Represents Cemex Colombia’s 99% interest and CLH’s 1% interest held indirectly through another subsidiary of CLH.
3	During 2025, an intercompany loan was capitalized and Cemex Egypt for Distribution subscribed to the resulting stockholder’s equity increase, thus increasing the group’s consolidated stake.
4	Represents CLH’s direct and indirect interest in ordinary and preferred shares, including shares held in Cemex Colombia’s treasury.
5	Represented CLH’s 99.483% indirect interest in ordinary shares, which excluded a 0.516% interest held in Cemento Bayano, S.A.’s treasury. The company was divested on October 6, 2025. (note 5.2).
6	See note 5.2 related to the sale of this subsidiary.
7

Represents the aggregate ownership interest of Cemex in this entity of 79.04%, which includes TCL’s 74.08% direct and indirect interest and Cemex’s 4.96% indirect interest held through other subsidiaries.

8	Cemex España indirectly owns a 49% equity interest in each of these entities and indirectly holds the remaining 51% of the economic benefits, through agreements with other shareholders.
9	Cemex International Trading LLC participates in the international trading of Cemex’s products and fuel commercialization.
10

Sunbulk Shipping, S.L.U. provides maritime freight management and logistics arrangement services, consisting mainly in the chartering of vessels and administration, contracting, and coordination of shipments.

29)	SUBSEQUENT EVENT

On January 7, 2026, Cemex fully repaid the Peso Bilateral Term Loan in the amount of Ps6,000 (note 18.1).

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

• Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

222	Cemex 2025 Integrated Report

Non-Financial Information

Health and Safety[1]	2023	2024	2025

Fatalities (No.)

Employees	3	1	2

Contractors	1	2	2

Employee Fatality Rate (per 10,000 employees)	0.7	0.2	0.5

Lost Time Injuries (LTIs) (No.)

Employees	63	60	33

Contractors	34	28	36

Lost Time Injury Frequency Rate (LTI FR) (per million hours worked)

Employees	0.6	0.6	0.3

Contractors[2]	0.6	0.5	0.6

Employee Lost Time Injury Severity Rate (LTI SR) (lost days per million hours worked)[2]	53.6	50.9	41.9

Employee Total Recordable Injury Frequency Rate (TRI FR) (per million hours worked)	2.7	2.5	1.9

Lost Days from Employee Lost Time Injuries (No.)[2]	1,272	1,184	915

Employee Sickness Absence Rate (%)	1.6	1.7	1.7

Sites certified with ISO 45001 (%)[2]	72	70	70

Our People	2023	2024	2025

Workforce by region (No.)

Mexico	18,304	17,948	15,087

United States	9,021	9,241	8,756

Europe, Middle East, Africa, and Asia	12,073	11,364	10,602

South, Central America and the Caribbean	5,151	4,571	3,801

Global Corporate	1,514	1,536	1,216

Total	46,063	44,660	39,462

Workforce by type of employment contract (%)

Permanent	91	92	91

Temporary	9	8	9

Our People	2023	2024	2025

Workforce by employment type (%)

Full-time	99	99	99

Part-time	1	1	1

Workforce by position (%)[3]

Senior Leadership	4	4	4

Middle Management	6	6	6

Entry Level	30	33	30

Operational positions	60	57	59

Workforce by age (%)

Under 29	16	18	16

30-39	31	31	30

40-49	27	26	26

50 and over	26	26	28

Workforce by gender (%)

Male	84	84	84

Female	16	16	16

Female employees by management position (%)[3]

Senior Leadership	22	23	22

Middle Management	24	24	25

Entry Level	37	35	35

Operational positions	4	5	4

Women to men remuneration ratio by region

Mexico	1.36	1.40	1.40

United States	1.09	1.11	1.11

Europe, Middle East, Africa, and Asia	1.03	1.01	1.00

South, Central America and the Caribbean	1.19	1.27	1.09

Global Corporate	0.53	0.53	0.53

Total	1.08	1.09	1.04

continued

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

• Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

223	Cemex 2025 Integrated Report

Our People	2023	2024	2025

Women to men remuneration ratio by position[3]

Senior Leadership	—	0.60	0.63

Middle Management	—	0.85	0.86

Entry Level	—	0.93	0.91

Operational positions	—	0.99	0.67

Employee highest to median compensation ratio by region

Mexico	75.6	123.1	68.3

United States	20.1	35.6	20.7

Europe, Middle East, Africa, and Asia	16.6	16.9	16.6

South, Central America and the Caribbean	25.0	76.7	27.3

Global Corporate	93.7	116.1	97.5

Total	20.9	28.7	20.2

Increase in annual compensation by region (%)

Mexico	8.5	6.0	5.6

United States	5.0	4.0	3.5

Europe, Middle East, Africa, and Asia	7.5	5.4	4.1

South, Central America and the Caribbean	10.2	7.0	4.4

Global Corporate	8.5	6.0	5.6

Total	7.7	5.5	4.6

Employee turnover (%)

Voluntary	12.0	11.2	9.0

Involuntary	9.2	11.5	21.4

Total	21.2	22.7	30.4

Employee turnover by gender (%)[4]

Male	22.0	23.6	29.0

Female	17.0	18.0	34.5

Employee turnover by age (%)[4]

Under 29	34.8	34.9	56.6

30-39	24.4	25.1	33.5

40-49	16.4	17.5	22.8

50 and over	13.4	14.2	19.2

Our People	2023	2024	2025

Employees covered by a collective bargaining agreement by region (%)[5]

Mexico	54	55	57

United States	28	26	27

Europe, Middle East, Africa, and Asia	65	69	71

South, Central America and the Caribbean	19	23	26

Global Corporate	—	—	—

Total	46	48	49

Notice to employees regarding operational changes (average days)	24	24	23

Total new hires (No.)	8,293	6,260	4,840

New hires by gender (%)

Female	18	19	17

Male	82	81	83

Employee training by gender (average hours/year)

Male	18	18	18

Female	19	19	12

Total	19	18	14

Employee training by position (average hours/year)

Senior Leadership	—	21	9

Middle Management	—	23	27

Entry Level	—	23	11

Operational positions	—	14	20

Employees that are engaged to the company [EEI — Employee Engagement Index] (%)[6]	88	88	86

Employee Net Promoter Score (eNPS)	57	54	47

Sustainable Construction	2023	2024	2025

Percentage of products that qualify for credits in sustainable building design and construction certifications (% sales volume)	—	59	62

Vertua® Lower carbon cement sales vs. total cement volume sold (%)	56	63	63

Vertua® Lower carbon concrete sales vs. total ready— mix concrete volume sold (%)	48	55	56

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

• Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

224	Cemex 2025 Integrated Report

Social Impact	2023	2024	2025

Employees participating in volunteering programs (No.)	10,010	9,769	4,838

Community partners (i.e. individuals positively impacted by our social initiatives) (thousand)[7]	27,523	29,715	30,514

Priority sites from all businesses that have implemented Community Engagement Plan (CEP) (%)[8]	100	99	100

Carbon Strategy and Energy	2023	2024	2025

Scope 1 absolute gross CO2 emissions in cement (million ton)[9]	32.5	26.4	25.3

Scope 1 absolute net CO2 emissions in cement (million ton)[9]	29.0	23.9	23.6

Scope 2 absolute CO2 emissions in cement (million ton)[9,10]	2.7	2.0	1.6

Scope 1 specific gross CO2 emissions (kg CO2/ton of cementitious product)[9]	603	580	566

Scope 1 specific net CO2 emissions (kg CO2/ton of cementitious product)[9]	541	526	528

Scope 2 specific CO2 emissions (kg CO2/ton of cementitious product)[9,10]	50.6	44.7	35.5

Reduction in CO2 emissions per ton of cementitious product from 1990 baseline (%)	32.6	33.9	33.7

Reduction in CO2 emissions per ton of cementitious product from 2020 baseline (%)	12.8	15.2	14.4

Scope 1 CO2 gross emissions (million ton)[11]	33.3	27.2	26.1

Scope 2 CO2 emissions (million ton)	2.9	2.2	1.8

Scope 3 CO2 emissions (million ton)[12]	16.4	13.4	12.4

Category 1: Purchased goods and services (million ton)[13]	5.9	4.8	4.5

Category 2: Capital goods (million ton)	0.2	0.21	0.16

Category 3: Fuel and energy related (million ton)[13]	2.4	2.0	1.9

Category 4: Upstream transport (million ton)	2.0	1.7	1.7

Category 5: Waste (million ton)	0.002	0.002	0.002

Category 6: Business travel (million ton)	0.02	0.02	0.01

Category 7: Employee commuting (million ton)	0.06	0.05	0.05

Category 9: Downstream transport (million ton)	0.6	0.6	0.8

Category 10: Processing of sold products (million ton)	0.1	0.1	0.1

Category 11: Use of sold products (million ton)[13]	3.6	2.0	1.4

Carbon Strategy and Energy	2023	2024	2025

Category 12: End-of-life treatment of sold products (million ton)	0.6	0.9	0.8

Category 15: Investments (million ton)	1.0	1.0	0.9

CO2 emissions intensity per US$ of revenue (Scope 1 + 2) (kg CO2/US$)	2.1	1.8	1.7

Clinker Factor (cementitious) (%)[9]	72.3	71.8	70.1

Clinker Factor (cement equivalent) (%) [9]	73.2	72.8	71.3

Alternative raw material rate (%)[2,14]	12.7	14.0	13.7

Specific heat consumption (MJ/ton clinker)[2,9]	4,110	4,113	4,089

Specific power consumption (kWh/ton cement)[2,9]	124	126	125

Fuel consumption (TJ)	165,960	139,488	132,650

Power consumption (GWh)	7,031	6,191	6,109

Total Energy Consumption (GWh)	53,131	44,937	42,957

Cement Fuel Mix (%)

Primary Fuels	63.2	63.3	67.9

Petroleum coke	41.6	36.6	41.2

Coal	12.1	12.2	14.3

Fuel oil + Diesel	2.0	2.1	0.4

Natural gas	7.5	12.4	12.0

Alternative Fuels	36.8	36.7	32.1

Fossil-based	25.0	21.8	16.5

Biomass	11.8	14.9	15.6

Power consumption from clean electricity in cement (%)[15]	36	34	40

Waste Management and Circularity	2023	2024	2025

Hazardous waste sent for disposal (thousand ton)	2.5	1.7	1.8

Non-hazardous waste sent for disposal (thousand ton)	824.0	846.3	695.8

Total waste sent for disposal (thousand ton)	826.5	848.0	697.5

Total waste-derived sources repurposed (million ton)[16]	24.7	27.1	25.3

Percentage of own operational waste that is recycled (%)	79	82	84

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

• Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

225	Cemex 2025 Integrated Report

Environmental and Quality Management	2023	2024	2025

Sites with a Cemex Environmental Management System equivalent to ISO 14001 (%)	91	93	89

Cement	98	98	96

Ready-mix	91	93	90

Aggregates	87	88	83

Sites with ISO 14001 Certification (%)

Cement	83	80	78

Ready-mix	39	38	38

Aggregates	45	45	41

Sites with ISO 50001 Certification (%)

Cement	—	32	30

Ready-mix	—	25	23

Aggregates	—	37	36

Significant Spills (No.)	0	0	0

Total Environmental fines (No.)	56	41	54

Total Environmental fines (US$ million)	0.61	0.02	0.91

Air Quality Management[2]	2023	2024	2025

Coverage (% of clinker production)

Clinker produced with continuous monitoring of major emissions (PM, NOx, and SOx) (%)	99	100	100

Clinker produced with monitoring of major and minor emissions (PM, NOx, SOx, Hg, Cd, TI, VOC, PCDD/F) (%)	93	93	97

Particulate matter (PM) emissions (%)	—	100	100

NOx emissions (%)	—	100	100

SOx emissions (%)	—	100	100

VOC emissions (%)	—	100	97

Hg emissions (%)	—	97	99

HM1 emissions (%)[17,18]	—	79	77

HM2 emissions (%)[17,18]	—	75	77

PCDD/F emissions (%)	—	94	97

Emissions

Absolute particulate matter (PM) emissions (ton/year)	1,686	992	734

Air Quality Management[2]	2023	2024	2025

Absolute NOx emissions (ton/year)	45,463	38,674	34,897

Absolute SOx emissions (ton/year)	7,272	9,262	3,646

Absolute VOC emissions (ton/year)	—	1,162	1,074

Absolute Hg emissions (kg/year)	—	482	342

Absolute HM1 emissions (kg/year)[17,18]	—	1,249	803

Absolute HM2 emissions (kg/year)[17,18]	—	12,144	12,260

Absolute PCDD/F emissions (mg/year)	—	813	1,141

Specific emissions (clinker)

Specific particulate matter (PM) emissions (g/ton clinker)	45	35	26

Specific NOx emissions (g/ton clinker)	1,217	1,268	1,236

Specific SOx emissions (g/ton clinker)	206	298	126

Specific VOC emissions (g/ton clinker)	—	35	34

Specific Hg emissions (mg/ton clinker)	—	17	11

Specific HM1 emissions (mg/ton clinker)[17,18]	—	39	26

Specific HM2 emissions (mg/ton clinker)[17,18]	—	375	402

Specific PCDD/F emissions (ng/ton clinker)	—	25	37

Reduction in particulate matter (PM) emissions per ton of clinker from 2005 baseline (%)	85	88	91

Reduction in NOx emissions per ton of clinker from 2005 baseline (%)	42	39	41

Reduction in SOx emissions per ton of clinker from 2005 baseline (%)	68	54	81

Water Management[19]	2023	2024	2025

Total water withdrawals by source (million m3)	52.5	50.1	45.2

Surface water	13.8	12.8	11.3

Groundwater	26.4	25.6	22.6

Municipal water	8.5	9.0	8.5

Harvested rainwater	0.9	0.6	0.5

Sea water	0.0	0.0	0.0

Quarry water used	1.4	0.3	0.4

External wastewater	1.5	1.6	1.9

continued

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

• Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

226	Cemex 2025 Integrated Report

Water Management[19]	2023	2024	2025

Total water discharge by destination (million m3)	14.1	12.7	10.9

Surface water	10.4	8.7	8.6

Subsurface/well water	2.4	3.1	1.2

Off-site water treatment	0.8	0.6	0.7

Ocean	0.3	0.3	0.4

Beneficial/other	0.1	0.0	0.0

Total water consumption (million m3)	38.4	37.4	34.3

Cement	13.6	11.8	11.5

Ready-mix	10.9	10.4	9.9

Aggregates	13.9	15.2	12.8

Total freshwater withdrawn in sites located in water-stressed areas (million m3)	6.3	4.6	2.8

Total freshwater consumption in sites located in water-stressed areas (million m3)	5.7	4.2	2.8

Specific water consumption

Cement (l/ton)	255	262	262

Ready-mix (l/m3)	233	235	230

Aggregates (l/ton)	135	140	114

Sites with water recycling systems (%)	87	89	91

Implementation of Water Action Plans in sites located in water-stressed areas (%)	30	40	50

Reduction in specific freshwater withdrawals per ton of cementitious from 2021 baseline (%)	11.5	9.9	3.8

Reduction in specific freshwater withdrawals per ton of aggregates from 2021 baseline (%)[20]	1.1	1.2	14.2

Reduction in specific freshwater withdrawals per m3 of concrete from 2021 baseline (%)	11.4	16.9	19.3

Footnotes:

1	Reporting is aligned with the Global Cement and Concrete Association (GCCA) Sustainability Guidelines.
2	Cement only.
3	Starting 2024, the classification of employee positions has been updated to consider similar compensation benefits, roles and responsibilities.
4	Includes voluntary and involuntary turnover.
5	Figures restated to reflect internal methodology update.
6	Measured every two years through our Workforce Experience survey (WE’x Survey).
7	Cumulative figures. Since 2024, we achieved our 2030 target of 30 million community partners taking into consideration our discontinued operations.
8	Priority sites are defined by their size, investment roadmap, and proximity to urban areas. Includes all cement sites.
9	Calculation according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions from cement manufacturing.

Biodiversity Management	2023	2024	2025

Active quarries with rehabilitation plans (%)	100	100	100

Active quarries located in proximity of a High Biodiversity Value Area (No.)[21,22]	66	51	46

Active quarries located in proximity to a High Biodiversity Value Area where a Biodiversity Action Plan has been implemented (%)[21,22]	72	84	83

Active quarries with habitat mapping (%)	15	58	77

Customers and Suppliers	2023	2024	2025

Purchases sourced from locally-based suppliers (%)	90	90	87

Sustainability assessment executed by an independent party for our critical suppliers (% spend evaluated)	77	82	100

Net Promoter Score (NPS)	70	74	75

Ethics and Compliance	2023	2024	2025

Number of ETHOS reports received (No.)[23]	1,046	1,285	1,172

ETHOS reports closed during the year that were closed in less than 60 days (%)[23]	78	71	73

Number of ETHOS allegations investigated and closed (No.)	939	997	1,066

Internal legal audits conducted (No.)	473	631	567

Target countries that participated in the Global Compliance Program (antitrust, anti-bribery, among others) (%)[24]	100	100	100

Implementation of Ethics and Compliance Continuous Improvement Program (%)	95	100	100

10	Marked based.
11	Figure includes emissions from Cemex-owned road transport fleet.
12	All categories of Scope 3 are included.
13	Total emissions are reported by category. KPMG verified 85% and 59% of Categories 1 and 3, respectively, and 100% of the data for Category 11.
14	Calculation according to GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing.
15	Our definition of clean energy includes renewable energy sources such as solar, wind, hydro, geothermal, and biomass, together with power generated from waste heat recovery systems.
16	Includes non-recyclable waste consumed in our operations as alternative raw material and fuel, alternative aggregates, own recycled material in our businesses and other waste managed by the company.
17

HM1: Sum of cadmium (Cd) and thallium (Tl) and their compounds. HM2: Sum of antimony (Sb), arsenic (As), lead (Pb), chromium (Cr), cobalt (Co), cooper (Cu), manganese (Mn), nickel (Ni) and vanadium (V) and their compounds.

18	USA values not included as operations monitor HM1 and HM2 as a surrogate of PM as per local requirements.
19	Classification according to GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing.
20	Baseline adjustments related to quarry dewatering.
21	High Biodiversity Value Areas may include national and international protected areas, important bird areas and key biodiversity areas.
22	Starting in 2023, the number of active quarries in High Biodiversity Value Areas is based on the 2021 Proximity Study.
23	ETHOS reports include allegations and inquiries to Cemex Code of Ethics received through ETHOSline, committees, and other official channels.
24	“Target countries” refers to the countries where Cemex has operations that are considered medium- and high-risk countries with regards to corruption andmoney laundering, as per internal analyses.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

• Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

227	Cemex 2025 Integrated Report

Direct Economic Impacts	2023	2024	2025

Customers: Net sales[1]	16,404	16,063	16,132

Suppliers: Cost of sales and operating expenses[2]	10,495	10,102	10,109

Employees and their families: Wages and benefits[3]	2,789	2,904	2,943

Investments: CAPEX[4] plus working capital	980	788	934

Creditors: Net financial expense	488	514	398

Government: Taxes	500	854	301

Communities: Donations[5] Communities donations as % of pre-tax income	0.15%	0.10%	0.11%

Shareholders: Dividends[6]	0	90	130

Others	82	-40	217

Free cash flow from discontinued operations[7]	-163	-124	8

Consolidated free cash flow	1,230	1,064	1,222

Net income (loss) before taxes & non controlling interest net income (loss)	1,326	992	789

Footnotes:

1	Excludes sales of assets
2	Excludes depreciation and amortization
3	Wages and benefits include non-operational and operational employees
4	Capital expenditures for maintenance and expansion
5	Donations as percentage of pre-tax income
6	Dividends paid in cash, this effect doesn’t affect the Consolidated Free Cash Flow, it is presented below FCF
7	2023 free cash flow from Guatemala, Philippines, Dominican Republic and Bayano (Panama)
2024 free cash flow from Guatemala, Philippines, Dominican Republic and Bayano (Panama)
2025 free cash flow from Dominican Republic and Bayano (Panama)

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

• Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

228	Cemex 2025 Integrated Report

Independent Limited Assurance Report on Key Indicators of Sustainability Performance

On an annual basis, an independent external auditor performs limited assurance over our key sustainability performance indicators, ensuring that all relevant operations are subject to verification at least once every three years.

Independent Practitioners’ Limited Assurance Report

To the Board of Directors of Cemex, S. A. B. de C. V.:

Report on key sustainability performance indicators of Cemex, S. A. B. de C. V. (hereinafter “Cemex”) that are included in the Integrated Report 2025.

Conclusion

We have performed a limited assurance engagement on whether the key sustainability performance indicators of Cemex, detailed in the Annex A attached to this assurance report for the period from January 1st to December 31st, 2025, has been prepared in accordance with the standards of the Global Cement and Concrete Association (“GCCA”), the Cemex Environmental and Social Incident Reporting Procedure and the Cement Sector Scope 3 Greenhouse Gas Protocol (GHG) Accounting and Reporting Guidance (the “Criteria”).

Based on the procedures performed and evidence obtained, nothing has come to our attention to cause us to believe that the key sustainability performance indicators of Cemex detailed in Annex A attached to this assurance report for the period from January 1st to December 31st, 2025, are not prepared, in all material respects, in accordance with Criteria.

Basis for conclusion

We conducted our engagement in accordance with International Standard on Assurance Engagements (ISAE) 3000 (Revised), Assurance Engagements Other Than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board (IAASB). Our responsibilities under this standard are further described in the “Our responsibilities” section of our report.

We have complied with the independence and other ethical requirements of the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA).

Our firm applies International Standard on Quality Management (ISQM) 1, Quality Management for Firms that Perform Audits or Reviews of Financial Statements, or Other Assurance or Related Services Engagements, issued by the IAASB. This standard requires the firm to design, implement and operate a system of quality management, including policies or procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. We believe that the evidence we have obtained is sufficient and appropriate to provide a basis for our conclusion.

Restriction on use

Our report should not be regarded as suitable to be used or relied on by any party to acquire rights against us other than the Board of Directors of Cemex and its Committees, Cemex’s Corporate Sustainability Management, the Executive Vice Presidency of Sustainability and Operations Development, and the Chief Executive Officer of Cemex for any purpose or in any other context. Any party other than the Board of Directors of Cemex and its Committees, Cemex’s Corporate Sustainability Management, the Executive Vice Presidency of Sustainability and Operations Development, and the Chief Executive Officer of Cemex, who obtains access to our report or a copy thereof and chooses to rely on our report (or any party thereof) will do so at its own risk. To the extent permitted by law, we do not accept or assume any responsibility and disclaim any liability to any party other than Cemex for our work, for this independent limited assurance report, or for the conclusions we have reached.

Responsibilities for the key sustainability performance indicators

Cemex’s Corporate Sustainability Management is responsible for:

•

designing, implementing and maintaining internal control relevant to the preparation of the key sustainability performance indicators such that they are free from material misstatement, whether due to fraud or error.

•	selecting or developing suitable criteria for preparing the key sustainability performance indicators and appropriately referring to or describing the criteria used

•	preparing and properly calculating the key sustainability performance indicators in accordance with the Criteria.

•	making judgments and estimates that are reasonable in the circumstances.

•	ensure that the persons involved in the preparation and submission of the report are appropriately trained and their information systems are properly updated; and

•	guarantee the veracity of the information made available to us and related to the parameters included in the conclusion of this report.

Likewise, Cemex’s Management is responsible for preventing and detecting fraud.

Our responsibilities

We are responsible for:

•	planning and performing the engagement to obtain limited assurance about whether the key sustainability performance indicators are free from material misstatement, whether due to fraud or error.

•	forming an independent conclusion, based on the procedures we have performed and the evidence we have obtained; and

•	reporting our conclusion to the Board of Directors of Cemex.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

• Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

229	Cemex 2025 Integrated Report

Summary of the work we performed as the basis for our conclusion

We exercised professional judgment and maintained professional skepticism throughout the engagement. We designed and performed our procedures to obtain evidence about the key sustainability performance indicators that is sufficient and appropriate to provide a basis for our conclusion. Our procedures selected depended on our understanding of the key sustainability performance indicators and other engagement circumstances, and our consideration of areas where material misstatements are likely to arise. In carrying out our engagement, the procedures we performed primarily consisted of:

•	inquiries to management to understand the methodologies and data used in the preparation of the key Sustainability performance indicators;

•	inspection of a selection of supporting documentation;

•	analytical procedures;

•	recalculations of Key Sustainability Performance Indicators on the applicable Criteria;

•

evaluation of the overall presentation of the key sustainability performance indicators to determine whether it is consistent with the applicable Criteria and whether it is consistent with our overall knowledge and experience with the Company.

The procedures performed in a limited assurance engagement vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had a reasonable assurance engagement been performed.

KPMG Cárdenas Dosal, S.C.

Carlos Fernández Galguera

Partner

Mexico City, April 22 2026

Annex A

The key sustainability performance indicators’ subject of our limited assurance engagement are the following.

Scope 1 of CO2 emissions according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions from cement manufacturing, including:

•	Total direct CO2 emissions – gross.

•	Total direct CO2 emissions – net.

•	Specific CO2 emissions – gross (per ton of cementitious material produced).

•	Specific CO2 emissions – net (per ton of cementitious material produced).

Scope 2 CO2 emissions:

•	Indirect CO2 emissions from the generation of external electricity consumed in the company.

Scope 3 CO2 emissions:

•

Category 1: Purchased Good and Services - Emissions (cradle-to-gate) associated with the purchase of clinker to produce cement and purchase of cement to produce ready-mix concrete (only 85% of the total of this category was verified).

•	Category 3: Fuel and energy-related activities - Emissions (well-to-tank) from fuels purchased for cement production (only 59% of the total of this category was verified).

•	Category 11: Use of sold products (traded fuels).

Circular economy indicators according to the GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing, including:

•	Alternative fuel rate (used in kilns).

•	Biomass fuel rate (used in kilns).

•	Specific heat consumption for clinker production.

•	Clinker/cement factor (equivalent).

•	Clinker / cementitious factor.

•	Alternative raw material rate.

Health and safety indicators according to the GGCA Sustainability Guidelines for the monitoring and reporting of safety in cement and concrete manufacturing, including:

•	Number of fatalities of direct employees, contractors/subcontractors (on site) and third parties (on site).

•	Fatality rate for directly employed.

•	Lost time injury frequency rate of direct employees.

•	Lost time injury frequency rate for contractors/subcontractors (on site).

•	Lost time injury severity rate of direct employees.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

• Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

230	Cemex 2025 Integrated Report

Emission indicators according to the GCCA Sustainability Guidelines for the monitoring and reporting of emissions from cement manufacturing, including:

•	Overall coverage rate.

•	Coverage rate for continuous measurement of major emissions.

•	Absolute and specific NOx emissions.

•	Absolute and specific SOx emissions.

•	Absolute and specific particulate matter (PM) emissions.

•	Absolute and specific VOC/THC emissions

•	Absolute and specific PCDD/F emissions

•	Absolute and specific Hg emissions

•	Absolute and specific HM1 emissions

•	Absolute and specific HM2 emissions

•	Coverage rate of contaminant X, including PM, NOx, SOx, VOC/THC, PCDD/F, Hg, HM1 and HM2

Biodiversity indicators according to the GCCA Sustainability Guidelines for quarry rehabilitation and biodiversity management, including:

•	Percentage quarries with high biodiversity value where a biodiversity management plan has been implemented.

•	Percentage quarries where a rehabilitation plan has been implemented.

Water indicators according to the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing, including:

•	Total water withdrawal - water discharge = Water consumption

•	Amount of water consumed per unit of product.

Number of Environmental Incidents Category 1 and 2 as defined in the Cemex’ Environmental and Social Incident Reporting Procedure.

Number of Social Incidents Category 1 and 2 as defined in the internal procedure of Cemex’s Environmental and Social Incident Reporting Procedure

DEFINITIONS

Environmental Incidents:

•	Category 1. Uncontrolled discharge outside our facilities causing significant damage to natural habitats or water resources.

•	Category 2. Controlled discharge outside our facilities causing moderate damage to natural habitats or water resources.

Social Incidents:

•	Category 1. Violation of Human Rights or significant impact on public health or property.

•	Category 2. Impact on public health or property results in class or individual lawsuits.

Incidents:

Incidents are primarily detected by the Local or Site Environmental or Social responsible. Incident detection could be complementary done by: national/regional ERM, local operations and Corporate Sustainability, Social Responsibility and Global Safety. Information sources include social media (X (formerly twitter), Facebook, YouTube, among others) and traditional media (local, national and international).

Category 1 and 2 incidents with an environmental component must be registered in the electronic tool only by the Environmental responsible, and those Category 1 and 2 incidents with a social component must be reported in the electronic tool by the Social responsible. In the absence of a Social Responsible for the site, the social incident must be reported by the Environmental Responsible.

In the case of complaints, these may be registered in the electronic tool by both the Environmental responsible and the Social responsible of the local operation.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

• Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

231	Cemex 2025 Integrated Report

Scope And Boundaries of This Report

Cemex, S.A.B. de C.V. is incorporated as a publicly traded variable stock corporation

(sociedad anónima bursátil de capital variable) organized under the laws of Mexico.

Reporting Scope

Cemex began publishing Environmental, Health, and Safety (EHS) reports in 1996 and annually published its Sustainable Development Reports since 2003, covering a broad range of issues related to economic, environmental, social, and governance performance. Since 2016, our Integrated Reports have intended to provide a holistic analysis of the company’s strategic vision, performance, governance, and value creation, while fostering a more in-depth understanding of the financial and non-financial key performance indicators that the company uses to manage its business over the short, medium, and long term.

Boundary and Reporting Period

In preparation for this report, we consolidated information from all of our operations in Mexico, the United States, the Europe, Middle East, Africa and Asia region, and the South America, Central America and the Caribbean region. Unless otherwise indicated, the information provided in this report is for the company as a whole and includes operations where we have financial and operative control as of December 31, 2025. For example, when a plant is sold, its information is no longer included in our report or considered in our targets. If any data sets from previous years have been restated, we have marked these cases. For the avoidance of doubt, for 2025, the consolidated figures exclude our operations in the Dominican Republic and Panama which were divested during the 2025 calendar year, unless otherwise indicated. Similarly, unless stated otherwise, all prior-year figures for key performance indicators reflect the data published in the 2023 and 2024 reporting years.

This report covers our global cement, ready-mix concrete, aggregates, clinker and other construction materials and urbanization solutions business lines, presenting our financial and non-financial performance, progress, achievements, and challenges during the 2025 calendar year, which is also the company’s fiscal year. Our materiality assessment guided our reporting process, and the issues included in this report particularly match those that Cemex and our stakeholders found of the highest importance, as reflected in our Materiality Matrix.

Unless something else is explicitly indicated, all monetary amounts are reported in U.S. dollars. All references to “tons” are to metric tons.

The information in our 2025 Integrated Report came from several sources, including internal management systems and performance databases, as well as annual surveys applied across all of our operations through our Sustainability Data Hub.

We continually aim to improve the transparency and completeness of each report we produce while streamlining our processes and how we provide information.

To this end, we include a limited assurance statement from KPMG. This independent organization verified the data and calculation process for our annual indicators associated with CO2 and other emissions, health and safety, circular economy, biodiversity, water, and environmental and social incidents.

Data Measurement Techniques

We employ the following protocols and techniques for measuring the sustainability key performance indicators (KPIs) that we report:

CO2 Emissions. Cemex reports absolute and specific CO2 emissions following the Global Cement and Concrete Association (GCCA) Sustainability Framework Guidelines and the GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions from cement manufacturing (October 2019), based on the CEN Standard EN 19694-3 (Stationary source emissions – Determination of Greenhouse Gas (GHG) emissions in energy-intensive industries – Part 3: Cement Industry). The measurement is based on the mass balance methodology, fully described in the CEN Standard on CO2 emission from the cement industry EN-19694-3 and applied through the spreadsheet of the Cement CO2 Protocol (previously known as WBCSD CSI Cement CO2 and Energy Protocol v. 3.1). It considers direct emissions occurring from sources that are owned or controlled by the company, excluding those from the combustion of biomass that are reported separately (Scope 1) and indirect emissions from the generation of purchased electricity consumed in the company’s owned or controlled equipment (Scope 2) and from the clinker purchased (Scope 3). For countries covered by the European Union Emission Trading System (EU ETS), CO2 data considers the information validated by an independent verifier in accordance with the applicable Accreditation and Verification Regulation.

Particulate Matter, NOx, and SOx Emissions. Absolute and specific figures are calculated based on kiln measurements taken from Continuous Emissions Monitoring Systems (CEMs) (in those sites where kilns are equipped with such technology) or spot analysis. These methods fully comply with GCCA Sustainability Guidelines for the monitoring and reporting of emissions from cement manufacturing (October 2019). All information is reported to Cemex databases, processed, calculated, and validated to provide a final group value. The values are calculated in Standard for 0°C, 1 atmosphere, and 10% Oxygen (O2) content at the measuring point.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

• Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

232	Cemex 2025 Integrated Report

Energy. Fuel consumption indicators are reported to internal Cemex databases in which “conventional,” “alternative,” and “biomass fuels” are classified according to the Cement CO2 Protocol spreadsheet. Heat values are obtained from on-site analysis (where applicable), provided by suppliers or standards from recognized sources.

Clinker Factor and Alternative Fuels. All material consumption is reported to internal Cemex databases in which “alternative materials” are defined following the standards from the GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing (October 2019). The “clinker/cement factor” is calculated using the Basic Parameters set out in the GCCA Sustainability Framework Guidelines and according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions from cement manufacturing, procedures indicated in the Cement CO2 Protocol spreadsheet with information obtained from the databases.

Health and Safety. Intelex, which feeds an internal database, collects all related health and safety information from each site and automatically provides the appropriate information to calculate the indicators. The database is configured using the GCCA definitions. Health and safety indicators are calculated according to the GCCA Sustainability Guidelines for the monitoring and reporting of safety in cement and concrete manufacturing, March 2023 version.

International Sustainability Standards Board (ISSB)

The content of this report is intended to follow the IFRS Sustainability Disclosure Standards IFRS S1 and IFRS S2 as issued by the Mexican Stock Exchange (Bolsa Mexicana de Valores, S.A.B. de C.V.) (BMV), seeking the adequate disclosure of material matters through the application of double materiality concepts, integrating environmental, social and governance (ESG) factors according to current reference standards, including the provisions of the National Banking and Securities Commission of Mexico (Comisión Nacional Bancaria y de Valores) (CNBV). As may become required, Cemex plans to have enhance scope of the assurance by increasing the sustainability topics audited to remain compliant with the requirements in Mexico. Cemex will continue to further refine its control systems and processes for disclosure on sustainability related matters. An independent report will be made available on our website.

Sustainability Accounting Standard Board (SASB)

In 2019, we started reporting aligned to the Sustainability Accounting Standard Board (SASB) industry-specific requirements for the Construction Material Standard. Our SASB Index has been updated to the SASB Standards amended in December 2024 and is located on pages 263-264 of this report.

GRI Sustainability Reporting Standards

To enhance our sustainability communication with our stakeholders and comply with internationally agreed disclosures and metrics, Cemex uses the GRI Sustainability Reporting Standards to prepare its Sustainable Development Reports. From 2008 to 2013, we met an application level of A+ using GRI-G3. From 2014 to 2016, we applied the GRI-G4 Guidelines. In 2017 we migrated to the GRI Standards, and in 2024 we are reporting under GRI Universal Standards 2021. Our 2025 GRI Content Index is located on pages 251-262 of this report.

United Nations Global Compact – Communication on Progress

This report, together with the UN Global Compact Participant Dashboard, constitutes our Communication on Progress (CoP) toward the commitments of the UN Global Compact (UNGC). As a participant in the UNGC, we work to align our company’s operations and strategies with its ten principles. As described within this report, we are also committed to helping the world meet the targets of the Paris Agreement and contribute to the achievement of the UN SDGs.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

• Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

233	Cemex 2025 Integrated Report

Double Materiality Assessment

Our company’s Double Materiality Assessment integrates financial and nonfinancial topics that are most significant to our stakeholders and our business. This assessment also ensures alignment with the EU’s Corporate Sustainability Reporting Directive (CSRD) and the Global Reporting Initiative (GRI) Sustainability Reporting Standards.

In 2025, Cemex completed a comprehensive Double Materiality Assessment to fully align with CSRD requirements. This assessment identifies, evaluates, and prioritizes the most relevant environmental, social, and governance (ESG) impacts, risks, and opportunities (IROs). To ensure a robust process, the assessment was made with the support of an external consulting firm engaging with internal and external stakeholders through interviews and an online survey to validate key sustainability topics and their associated IROs. The outcome of this analysis provides a solid foundation for strategic decision-making and informs the management of the most material IROs across our operations.

We will continue to monitor the material topics and their potential impact on our stakeholders and our company’s financial and sustainability performance, identifying opportunities to act on the changing social, environmental, and economic concerns.

Our stakeholders include our workforce, customers, investors, suppliers, communities, and civil society.

Our Double Materiality Assessment Process

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

• Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

234	Cemex 2025 Integrated Report

Double Materiality Matrix:

The union of Impact and Financial Materialities

Materiality Zones
1 Health and safety
2 Climate change and natural disasters
3 Business conduct and compliance
4 Talent training and skills
5 Employee well-being
6 Air emissions
7 Water preservation
8 Energy
9 Resource inflows, including resource use
10 Sustainable products and solutions
11 Human Rights
12 Diversity, Equity and Inclusion
13 Biodiversity and ecosystems
14 Resilient buildings and infrastructures
15 Cybersecurity and IT
16 Communities
17 Responsible sourcing
18 Customer relationship
19 Board composition and management
20 Sustainable corporate finance
21 Return in capital employed
IMPACT MATERIALITY
Impact to planet and society
High
Low
High
FINANCIAL MATERIALITY
Impact to Cemex's enterprise value

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

• Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

235	Cemex 2025 Integrated Report

European Sustainability Reporting Standards Taxonomy: Topics and Subtopics

Determined material

Topic	Subtopic
E1 Climate Change	**Climate change mitigation**; **Climate change adaption**; **Energy**
E2 Pollution	**Pollution of air**; Pollution of water; Pollution of soil; Substances of concern / very high concern; Microplastics
E3 Water	**Water use, including withdrawal, consumption, discharges, and storage**
E4 Biodiversity and Ecosystems	**Drivers of biodiversity and ecosystem change (terrestrial and marine habitat changes)**; State of species; **Extent and condition of terrestrial and marine ecosystems**; Ecosystem services
E5 Circular Economy and Resource Use	**Resource inflows**; Resource outflows (waste); Resource outflows related to products and services
S1 Own Workforce	**Working conditions**; Social dialogue and freedom of association; **Health and safety**; **Training and skills development**; Diversity and equitable treatment; Other: Labor-related human rights
S2 Workers in the Value Chain	Working conditions; Social dialogue and freedom of association; **Health and safety**; **Training and skills development**; Diversity and equitable treatment; Other: Labor-related human rights
S3 Affected Communities	**Communities' economic, social, and cultural rights**; Communities' civil and political rights; Rights of indigenous peoples
S4 Consumers and End Users	Information-related impacts for consumers or end-users; Personal safety of consumers and end-users; Social inclusion of consumers and end-users
G1 Business Conduct	**Corporate culture, anti-corruption and bribery, protection of whistleblowers**; **Political influence, including lobbying activities**; **Management of relationships with suppliers**; **Other: Cybersecurity and IT**

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

• Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

236	Cemex 2025 Integrated Report

Double Materiality Assessment

Legend

Time Horizon: Within one year Within one to five years Over five years

Value Chain: Upstream Own Downstream

European Sustainability Reporting Standards (ESRS) Topic	ESRS Subtopic	Description	Impact, Risk, Opportunity	Time Horizon	Value Chain	Connection to Cemex’s Strategy (Page No.)

E1 Climate Change	Climate change mitigation

Greenhouse gas (GHG) emissions: scope 1, 2, and 3

Cement production is a significant source of GHG emissions, both direct (scopes 1 and 2) and indirect (scope 3) and represent a negative impact for the environment.

			Actual negative impact			29-43

Investments for the transition to net-zero

Advancing the use of alternative fuels, renewable energy, and new technologies for decarbonization requires substantial investments and entails regulatory, competitive, and market risks.

			Risk, opportunity			29-43, 147

		Climate-related transition risks Transition risks derived from the evolution toward a decarbonized economy.	Risk			147, 264

Implementation of new CO2 regulations

Cemex is subject to a growing number of CO2 regulations that imply higher costs and investing in unproven technologies. Additionally, unclear regulations or their unequal application could result in double regulation or cause competitive disadvantages.

			Risk			29-43, 53-58, 147

Demand for sustainable building solutions and products

More stringent building codes are likely to foster the development of new building solutions and increase demand for sustainable building materials or low-carbon products.

			Opportunity			36-41

Climate change adaptation

Resilient infrastructure, leading to increased demand from structural, resistant products

Climate change effects are expected to increase demand for concrete products that support building resilient infrastructure capable of withstanding the detrimental consequences of climate change.

			Actual positive impact, opportunity			110-113

Climate-related physical risks

Asset damage and/or loss of sales may occur due to increase in frequency and intensity of climate threats: Drought/water stress, flash flood, coastal flood, freeze, heatwave, riverine flood, temperate windstorm, and tropical windstorm.

			Risk			29-43, 148, 264

Energy

Fossil fuel energy consumption

Cemex operations rely on the use of fossil fuels (petcoke, coal, natural gas, diesel fuel), a nonrenewable resource of which its extraction and processing could result in deforestation, biodiversity loss, and land degradation.

			Actual negative impact			29-43

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

• Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

237	Cemex 2025 Integrated Report

European Sustainability Reporting Standards (ESRS) Topic	ESRS Subtopic	Description	Impact, Risk, Opportunity	Time Horizon	Value Chain	Connection to Cemex’s Strategy (Page No.)

E1 Climate Change	Energy

Electricity consumption

Cement production is electro-intensive due to its high energy demand. The impacts on electricity consumption are determined by the energy mix of the supplying company. However, nonrenewable energy consumption contributes to the exploitation of nonrenewable natural resources, such as fossil fuels.

			Actual negative impact			42-43

Promoting the use of low-carbon fuels

While Cemex is actively promoting the use of low-carbon fuels as part of a comprehensive decarbonization strategy, there are opportunities to expand its use and develop new alternative fuel solutions.

			Opportunity			32-43

E2 Pollution	Pollution of air	Pollutant gases from cement manufacturing Cement production generates polluting gas emissions that can affect air quality, human health, and the stability of ecosystems close to the facilities.	Actual negative impact			52

		Particle emissions from cement facilities The transformation of raw materials through crushing, calcination, or grinding generates particulate-matter (PM10 and PM2.5) emissions that can affect air quality, human health, and the stability of ecosystems close to the facilities.	Actual negative impact			52

Higher costs derived from air emissions regulations

Cemex is investing in technologies to monitor and reduce air emissions; these investments represent important costs for the company. Additionally, noncompliance with air emission regulations could result in legal fines and reputational damage.

			Risk			52, 146

E3 Water	Water use, including withdrawal, consumption, discharges, and storage	Water consumption Water consumption in regions facing scarcity can exacerbate shortages and affect surrounding communities.	Actual negative impact			44-45

Disruption to business due to water scarcity

Water scarcity in certain regions and Cemex sites poses a significant risk to the company’s operations, potentially leading to increased costs for securing reliable water supplies.

			Risk			44-45, 148

E4 Biodiversity and Ecosystems	Drivers of biodiversity and ecosystem change (terrestrial and marine habitat change)

Biodiversity conservation and restoration

Through El Carmen Nature Reserve along Mexico-U.S. border (130,000 hectares, home to over 1,500 plant species, 300 bird species, 50 reptile and amphibian species, and 80 mammal species), Cemex is conserving biodiversity and ecosystems beyond its operations, aiming to mitigate climate change and promote healthy natural habitats.

			Actual positive impact			46-51

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

• Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

238	Cemex 2025 Integrated Report

European Sustainability Reporting Standards (ESRS) Topic	ESRS Subtopic	Description	Impact, Risk, Opportunity	Time Horizon	Value Chain	Connection to Cemex’s Strategy (Page No.)

E4 Biodiversity and Ecosystems	Drivers of biodiversity and ecosystem change (terrestrial and marine habitat change)	Impact on soil due to quarrying Cemex’s operations involve the extraction of natural resources (limestone, clay and gypsum, gravel, and sand), which affects soil quality through quarrying operations.	Actual negative impact			46-51

Extent and condition of terrestrial and marine ecosystems

Land-use changes and habitat destruction

Cemex’s operations contribute to the destruction and fragmentation of habitats. These operations can involve changes in land use, alterations to the terrain, the occupation of natural areas, and the loss of habitats.

			Actual negative impact			46-51

E5 Circularity	Resource inflows, including resource use

Nonrenewable materials consumption

Cemex’s operations involve the extraction of natural resources (limestone, clay and gypsum, gravel, and sand), which affects soil quality through quarrying operations.

			Actual negative impact			39-41

Use of wastes and by-products as substitutes for alternative fuels, raw materials, and clinker

Cemex uses industrial waste and industrial by-products as substitutes for fossil fuels, natural raw materials, and clinker in its production processes, preventing them from ending up in landfills. This limits the extraction and consumption of raw materials and GHG emissions, favoring circularity.

			Actual positive impact			39-41

S1 Own Workforce	Health and safety

Occupational accidents resulting in absolute disability or death

Cemex employees are exposed to occupational hazards inherent in our industrial operations, which may result in serious accidents leading to temporary disability, permanent disability, or fatality.

			Actual negative impact, risk			70-78, 145

Working conditions

Employee well-being and engagement

Through policies that promote secure employment, fair compensation, work-life balance, and occupational health and safety, Cemex fosters a healthy workplace culture in which people can thrive and positively impact the communities in which we operate. This strengthens employee retention, productivity, and engagement across our organization.

			Actual positive impact			70-78

Training and skills development

Talent attraction and retention

Attracting and retaining the best talent is essential to achieving our strategic priorities. Talent risks such as labor shortages, increased competition, wage inflation, and evolving employee expectations may undermine our ability to attract and retain the best talent.

			Risk			79-89, 148

		Talent development and leadership capabilities Insufficient development of critical skills in future leaders may hinder the company’s ability to execute mid- and long-term strategies.	Risk			79-89, 148

Talent development and leadership capabilities

Investing in robust talent development programs, leadership pipelines, and continuous learning initiatives presents a significant opportunity to strengthen organizational resilience.

			Opportunity			79-89

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

• Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

239	Cemex 2025 Integrated Report

European Sustainability Reporting Standards (ESRS) Topic	ESRS Subtopic	Description	Impact, Risk, Opportunity	Time Horizon	Value Chain	Connection to Cemex’s Strategy (Page No.)

S2 Workers in the Value Chain	Health and Safety

Strengthening safety across the value chain

Cemex’s Contractor Health and Safety Verification Program requires adherence to rigorous standards, proper training, and relevant accreditations before contractors can work on our premises, ensuring a thorough approach to safety.

			Potential positive impact			77-78

Health and Safety

Occupational accidents in our operation sites

Accidents involving external service providers at our operations can result in serious injuries, operational disruptions, regulatory consequences, and reputational harm.

			Risk			77-78, 145

Training and skills development

Improve safety conditions across the value chain

Enhancing site safety and improving operational reliability present an opportunity to extend stronger safety measures and practices to external service providers.

			Opportunity			73-78

S3 Affected Communities	Communities’ economic, social, and cultural rights

Intensive traffic and heavy equipment in the surroundings of our operations

The transportation of Cemex products through local communities can generate adverse health and safety impacts, including dust emissions, noise pollution, and, in severe cases, fatalities resulting from road accidents. These activities may also contribute to the deterioration of public infrastructure. Beyond physical impacts, community concerns can manifest in complaints or organized protests, potentially straining stakeholder relations.

			Actual negative impact			100-113

Business continuity compromised by community lockdowns; community relations

Growing social and environmental awareness heightens the risk of community opposition, which may manifest in protests, blockades, or other actions that disrupt business continuity. Perceived negative impacts from our operations or insufficient stakeholder engagement can quickly escalate tensions and result in operational delays, reputational damage, and potential regulatory scrutiny.

			Risk			100-113, 149

G1 Business Conduct	Corporate culture, anti-corruption, anti-bribery, and protection of whistleblowers

Corporate governance, ethics, and compliance

Cemex’s commitment to strong governance, ethics, and compliance practices fosters a culture of integrity, transparency and accountability across the organization and its value chain.

			Actual positive impact			137-141

Financial controls and governance compliance

Failures in financial controls, validation systems, and/or weaknesses in management systems may result in penalties related to tax evasion, exposing the company to legal consequences that undermine financial stability, damage its reputation, erode stakeholder trust, and jeopardize long-term business continuity.

			Risk			137-141, 146

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

• Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

240	Cemex 2025 Integrated Report

European Sustainability Reporting Standards (ESRS) Topic	ESRS Subtopic	Description	Impact, Risk, Opportunity	Time Horizon	Value Chain	Connection to Cemex’s Strategy (Page No.)

G1 Business Conduct	Political influence, including lobbying activities

Strengthening Cemex’s influence model

Cemex maintains a strong presence in sectoral organizations and fosters ongoing relationships with government bodies in the regions where it operates, seeking a fair competitive environment and sustainable growth for the whole industry.

			Opportunity			59-64, 137-141

Management of relationships with suppliers

Human rights compliance and stakeholder scrutiny

Although Cemex actively upholds human rights standards across its operations and supply chain, rising transparency expectations and heightened scrutiny from civil society, activists, regulators, and analysts represents a risk.

			Risk			146, 152-156

Cybersecurity and IT

Cybersecurity risks: Disruptions in critical technology-enabled resources and processes

Cemex’s systems and infrastructure rely on information technology and third-party service providers. These systems may be vulnerable to damage, disruption, or intrusion caused by network failures, security breaches, computer viruses, or cyberattacks, which could adversely affect business continuity and operational results.

			Risk			17-22, 85, 145

Cybersecurity and IT

Artificial intelligence (AI) innovation in cement operations

AI can revolutionize cement manufacturing by boosting efficiency, reducing costs, and improving sustainability through real-time process controls, energy optimization, and predictive maintenance— strengthening long-term resilience.

			Opportunity			17-22, 150

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

• How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

241	Cemex 2025 Integrated Report

How We Engage With Our Stakeholders

Our approach to stakeholder engagement focuses on building relationships with honesty, respect, and integrity. We are guided by our Code of ethics and Business Conduct, Business Conduct Standards, and our Public Affairs and Stakeholder Engagement Policy. Collectively, this defines the framework we follow across our operations.

We aim to address key topics and priorities raised by our stakeholders and identified through our double materiality assessment. We maintain open, ongoing communication through diverse channels to encourage meaningful dialogue, foster collaboration, and continually strengthen our stakeholder engagement.

Stakeholder	Workforce	Customers	Investors

Objective	Our employees are a key part of our competitive advantage and the reason for our success. We continually seek to provide them with opportunities for growth and development, as well as a safe, healthy, diverse, and inclusive work environment.	We strive to deliver an exceptional experience by listening to our customers and understanding their evolving needs.	We foster transparent and consistent engagement with our investor community to provide a clear understanding of our company’s performance, strategy, and risks. Through open dialogue and high-quality disclosures, our goal is to reinforce long-term confidence in our business while ensuring we generate sustainable shareholder returns.

Key Collaboration Topics	• Company priorities and challenges • Health and safety • Business ethics • Employee well-being, experience, and engagement • Diversity and inclusion • Training, development, and career path

•

Customer experience and engagement

•

Industry needs and challenges

•

Quality products, services, and solutions

•

Sustainability management practices

•

Our products’ sustainable attributes

•

Specific trainings for customers

•

Company’s financial performance

•

Return on capital employed

•

Pricing integrity and antitrust compliance

•

Business ethics and legal compliance

•

General disclosures and performance, including environmental, social, and governance (ESG)

•

Risks and opportunities

Engagement Channels and Frequency

•

Senior leadership email messages and videos

•

Ethics and compliance campaigns

•

Employee experience surveys

•

Global and local newsletters

•

HR teams and HR process platforms

•

Open dialogues and meetings with leaders, including town halls with CEO and Executive Committee members

•

ETHOSline 24/7 reporting line

•

Sales representatives’ ongoing relationship management

•

Cemex Go digital platform 24/7

•

Regular commercial events

•

Customer satisfaction surveys

•

Service centers and helplines

•

ETHOSline 24/7 reporting line

•

Regular meetings, webcasts, and conference calls

•

Quarterly financial updates and guidance

•

Annual integrated and 20-F reports and mandatory filings

•

Ongoing website updates and press releases

•

Cemex Day investor event

•

Company position papers

Outcomes

•

Understanding our employees’ needs

•

Talent management strategy

•

Ethics case reports for investigation

•

Learning pathways

•

Positive health and safety culture in the workplace

•

Safe workplace environment

•

Diversity and Inclusion Policy, committees, and initiatives, including participation in external programs

•

Speaking-up culture

•

Engaged workforce

•

Human rights due diligence approach, including our Human Rights Self-Assessment

		• Customer centricity as a business driver • A clear understanding of our customers’ needs and concerns • Net promoter score (NPS) • Digitalized solutions	• Understanding of financial position, performance, business perspectives, and risks • Strengthening of Cemex’s ESG practices and metrics • Enhancement of reporting quality and transparency

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

• How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

242	Cemex 2025 Integrated Report

Stakeholder	Suppliers	Communities	Civil Society

Objective	We develop a strong relationship across our network of suppliers, aiming to ensure compliance with our Code of Ethics and Business Conduct and our Code of Conduct When Doing Business With Us, among other policies.	Our formal dialogues with neighboring communities have proven key to building mutual trust. By understanding their needs and co-developing action plans, we can review progress and work together toward achieving mutual goals.

We actively engage and cooperate with governments and policymakers; global, national, and regional business associations; nongovernmental organizations (NGOs); and academia. This collaboration helps us:

			• participate in industry regulations policy discussions • foster partnerships to promote our core businesses • collaborate with entities toward a shared vision of building a better future	• support scientific research to enhance the environmental, social, and economic positive impacts of our products and services

Key Collaboration Topics	• Business ethics, legal compliance, and respect for human rights • Quality of products and services • Supply chain reliability and efficiency • Health and safety • Sustainability management practices

•

Health and safety

•

Education and capability development

•

Community infrastructure programs and housing

•

Community employability skills and well-being

•

Respect for human rights

•

Local employment opportunities

•

Health and safety

•

Business ethics, legal compliance, and respect for human rights

•

Environmental standards, climate change, and emissions

•

Energy costs, efficiency, and sourcing

•

Circular economy and waste materials

•

Sustainable cities and communities, community infrastructure programs, and housing

•

Sustainability principles and challenges

•

Our products’ sustainable attributes

•

Best practices sharing across the industry

•

Sustainability performance and disclosure

•

Energy and climate change solutions

•

Natural resources conservation

•

Innovation and business development

•

Public policy and advocacy

Engagement Channels and Frequency	• Daily interactions • Ongoing training and capability-building programs • Health and safety and sustainability verification platforms • ETHOSline 24/7 reporting line

•

Ongoing dialogues with communities

•

Annual open house days at operating sites

•

Ongoing educational programs and training

•

Community infrastructure, volunteering, and social investment initiatives

•

Co-creation of inclusive business programs

•

Partnerships with schools and universities

•

ETHOSline 24/7 reporting line

•

Company position papers

•

Ongoing public policy discussions, working groups, and research studies

•

Long-term partnerships

•

Working groups

•

Periodic plant visits and meetings

•

Events and conferences

•

Annual integrated and 20-F reports

•

Collaborative research portfolios, technical papers, and advisory services

•

Subject matter expert participation in company events

•

Best practices and methodologies playbooks

•

ETHOSline 24/7 reporting line

Outcomes

•

Supplier sustainability assessment for critical suppliers

•

Promotion of local suppliers

•

Third-party due diligence process

•

Contractor prescreening and health and safety verifications in accordance with our internal health and safety policies and controls

•

Community engagement plans

•

Improvement to community infrastructure and well-being

•

Increased participation of women in the local economy

•

Reduced figures of youth not employed or not in school

•

Local economic growth

•

Successful adaptations to new local, national, and regional regulations

•

Compliance with applicable laws

•

Creation of joint initiatives that require a multidisciplinary approach

•

Coordinated initiatives, statements, whitepapers, and communications campaigns

•

Industry best practices sharing

•

Strengthened positioning of cement and concrete as sustainable building materials

•

Incremental quality and transparency in company reporting

•

Strategic partnerships built with business associations, NGOs, and top universities

•

Awareness of global industry trends

•

New talent attraction for company

•

Risk and opportunities assessment

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

• Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

243	Cemex 2025 Integrated Report

Board of Directors Skill Set

Board of Directors Skills Matrix

Area	Skill	Rogelio Zambrano Lozano	Armando J. García Segovia	Rodolfo Manuel García Muriel	Francisco Javier Fernández Carbajal	David Martínez Guzmán	Everardo Elizondo Almaguer	Marcelo Zambrano Lozano	Ramiro Gerardo Villarreal Morales	Gabriel Jaramillo Sanint	Isabel María Aguilera Navarro	María de Lourdes Melgar Palacios	Isauro Alfaro Álvarez
General Skills													
Public Management and Legal Compliance	Administration	•	•	•	•	•		•	•	•	•	•	•
	Global Affairs	•		•	•	•			•	•		•	•
	Public Affairs	•		•	•		•					•	
	Regulatory and Legal Matters / Compliance				•				•	•		•	•
	Public Office / Public Servant						•					•	
	Corporate Risk Management Operation and Supervision		•		•	•		•	•	•	•	•	•
Industry and Business Strategy	Brand Development / Branding and Marketing							•		•	•		•
	Business Strategy	•	•	•	•	•	•	•	•	•	•	•	•
	Entrepreneurship	•	•		•	•		•			•		•
	Other Board of Directors Experience	•	•	•	•	•	•	•	•	•	•	•	•
	Mergers and Acquisitions	•		•	•	•		•	•	•	•	•	•
	Research and Development		•							•	•		
	Investor Relations			•	•	•		•					
	Human Resources / Labor Matters / Executive Compensation Structures and Transparency		•	•	•		•	•			•		•
	Sales			•				•		•	•		•
	Construction and Building Materials	•	•	•				•			•		
Operations and Logistics	Real Estate	•		•				•	•	•			•
	Procurement / Supply Chain		•	•				•					
	Supply System							•			•		•
	Logistics		•					•					
	Manufacturing		•	•				•			•	•	
	Energy		•						•			•	
Finance and Accounting	Economics and Finance	•	•	•	•	•	•	•	•	•	•	•	•
	Accounting and Auditing			•	•		•		•		•	•	•
Communication and Health	Media and Communication										•		•
	Health and Safety		•	•				•		•		•	
	Healthcare												•
	Information Technology and Processes										•		
	Telecommunications					•							•
Environmental, Social, and Governance- Related Skills													
Experience and General Practices in ESG Matters	Knowledge or certifications in ESG Matters	•	•	•				•	•	•	•	•	
	ESG Matters-focused training and education	•	•					•	•		•	•	•
	Experience and best practices in ESG Matters specific to any industry other than construction building materials	•						•	•		•	•	
	Experience and best practices in ESG Matters in the construction building materials industry.	•	•	•	•			•	•		•		
	ESG Matters-related legal and regulatory frameworks and trends and compliance		•				•	•	•		•	•	•
Environmental	Climate change risk assessment		•					•			•	•	
	Climate change mitigation and adaptation strategies	•	•					•	•		•	•	
	Climate change advocacy and initiatives and partnerships		•	•								•	
	CO_2 emissions reduction targets and programs	•	•	•				•		•	•	•	
	Green technologies, renewable energy solutions and/or circular economy	•	•					•	•	•		•	
Social	Human rights in supply chain due diligence		•								•	•	
	Diversity equity and inclusion	•	•				•	•	•		•	•	•
	General philanthropic efforts or charitable work	•	•	•			•	•			•	•	
	Community engagement and social impact projects		•	•				•				•	
Governance	Cybersecurity and/or risk management threats			•	•				•		•	•	
	Ethics and Compliance	•		•	•		•	•			•	•	•
	Sustainable and green finance	•	•		•	•		•				•	•
	Corporate governance and board roles	•	•	•	•	•	•	•	•		•	•	•
	Data privacy							•	•		•	•

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

• Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

244	Cemex 2025 Integrated Report

Board of Directors’ Skill Set Connectivity in Managing Risk Factors

1.	Uncertain Economic Conditions Relation to the Board of Directors’ Skillset

Economic uncertainty poses a significant risk to the Company’s business, financial condition, liquidity, and results of operations. Our Board of Directors’ expertise in Global Affairs, Public Affairs, Economics and Finance, Business Strategy, Procurement / Supply Chain, Energy, Manufacturing, Logistics and Sales allows them to address these challenges, formulate strategies, and make decisions with the goal of mitigating the impact of uncertain economic conditions on our operations and business.

2.	Political Uncertainty Relation to the Board of Directors’ Skillset

Political uncertainty, incoming new governments and elections, and social instability may affect various countries and regions where the Company operates. Our Board of Directors’ members have the ability to adapt to changes in economic, political, and social conditions in the countries where we operate based on their expertise in Administration, Global Affairs, Public Affairs, Economics and Finance, Regulatory and Legal Matters, and Ethics and Compliance. This allow the Company to be equipped to manage political risks and adapt to social changes that may arise in the countries where we operate.

3.	Geoeconomic Confrontation Could Impact Growth Prospects and Reshape Global Business Landscape Relation to the Board of Directors’ Skillset

Geoeconomic confrontations, such as trade tensions, sanctions, or shifts in global economic alliances, could disrupt business operations and reshape market dynamics. Our Board of Directors’ expertise in Global Affairs, Economics and Finance, Public Affairs, Business Strategy, Corporate Risk Management Operation and Supervision, Supply Chain, Logistics, Energy, and Investor Relations equips the Company to assess and manage the impact of geopolitical shifts on its operations, with insight on adapting to changing global business environments and enabling Cemex to navigate potential disruptions and seize new growth opportunities in evolving markets.

4.	Changes in Competitive Landscape Relation to the Board of Directors’ Skillset

Operating in an evolving and highly competitive landscape poses a risk to the Company’s business, financial condition, liquidity, and results of operations. Our Board of Directors’ members have expertise in Business Strategy, Mergers and Acquisitions, Entrepreneurship, Research and Development, Construction and Business Materials, Supply System, Procurement / Supply Chain, Logistics, and Energy, which enables them to identify and adapt to potential changes in the competitive landscape and develop strategies designed to maintain Cemex’s competitive advantage within the building and construction materials industry.

5.	Financial Risks Relation to the Board of Directors’ Skillset

The current financial environment poses risk to our business, financial condition, liquidity, and results of operations. Our Board of Directors’ expertise in Administration, Global Affairs, Public Affairs, Corporate Risk Management Operation and Supervision, Business Strategy, Investor Relations, Sales, Economics and Finance, and Sustainable and Green Finance enables the Board of Directors to analyze and address financial risks that could impact the Company’s liquidity and financial performance, as well as allow the Company to manage global and domestic financial risks.

6.	Unexpected Escalation of a Geopolitical Conflict Relation to the Board of Directors’ Skillset

As a global company, geopolitical tensions pose a risk to the Company’s business, financial condition, liquidity, and results of operations. Our Board of Directors’ members’ expertise in Global Affairs, Public Affairs, Economics and Finance, Corporate Risk Management Operation and Supervision, and Procurement / Supply Chain allows them to analyze and respond effectively to the impacts of geopolitical conflicts on the Company, including our operations.

7.	Health and Safety Risks Relation to the Board of Directors’ Skillset

Operations not conducted responsibly can lead to injuries, illnesses, or even fatalities. Members of our Board of Directors have expertise in Health and Safety matters, as well as in Human Resources, Labor Matters and Executive Compensation Structures and Transparency, and Human Rights in Supply Chain Due Diligence, that provides significant insight regarding the health and safety of our employees in all our operations, seeking their well-being, and helping to prevent any accidents or fatalities.

8.	Cyberthreats and Information Technology Risks Relation to the Board of Directors’ Skillset

As digital transformation advances and we continue to execute our digital transformation initiative, Working Smarter, integrating digital technologies into our operations increases risks in information technology and third-party reliance. Our Board of Directors has expertise in Cybersecurity and/or Risk Management Threats, Data Privacy, Administration and Risk Management, Corporate Risk Management Operation and Supervision, Global Affairs, Sales, Telecommunications, as well as other related fields, providing Cemex with the necessary insight to procure to mitigate cybersecurity and information technology risks.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

• Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

245	Cemex 2025 Integrated Report

9.	Just Transition: Addressing the Potential Impacts from our Decarbonization Activities Relation to the Board of Directors’ Skillset

The transition towards a low-carbon economy and the adoption of more environmentally and socially responsible practices across our stakeholders presents challenges and opportunities. Our Board of Directors, through their experience in Other Boards of Directors, as well as their expertise in Business Strategy, Mergers and Acquisitions, Entrepreneurship, Research and Development, Construction and Building Materials, Supply System, Procurement / Supply Chain, Logistics, Energy, Climate Change Risk Assessment, Climate Change Mitigation and Adaptation Strategies, CO2 Emissions Reduction Targets and Programs, and Green Technologies, Renewable Energy Solutions, and Circular Economy, possess the necessary skillset to drive further Cemex’s commitment to become a net-zero CO2 company by 2050, as well as address any potential impacts our decarbonization strategy may bring.

10.	Regulatory and Compliance Requirements, Including Sustainability Regulations Relation to the Board of Directors’ Skillset

Cemex is subject to the laws and regulations of different jurisdictions across the countries in which it operates. Members of our Board of Directors garner skills in areas such as Public Affairs, Investor Relations, Human Resources, Labor Matters and Executive Compensation Structures and Transparency, Energy, Telecommunications, Human Rights in Supply Chain Due Diligence, Cybersecurity and/or Risk Management Threats, Ethics and Compliance, Sustainable and Green Finance, Data Privacy, and particularly ESG Matters-Related Legal and Regulatory Frameworks and Trends and Compliance and Regulatory and Legal Matters, all of which supports Cemex in striving to remain compliant with applicable laws and regulations, as well as to comply with new legal requirements.

11.	Climate-related Risks Relation to the Board of Directors’ Skillset

Climate related risks, such as policy, technology, market, and reputation transition risks, as well as acute or chronic physical risks can all materialize and have adverse impacts on our business, financial condition, liquidity, and results of operations. Our Board of Directors’ members are prepared with a set of skills that include general ESG-Related Legal and Regulatory Frameworks, Trends, and Compliance to Climate Change Risk Assessment, Climate Change Mitigation and Adaptation Strategies, CO2 Emissions Reduction Targets and Programs, Climate Change Advocacy Initiatives and Partnerships, and Green Technologies Renewable Energy Solutions and Circular Economy. This skillset provides Cemex with helpful insight intended to address these risks associated with climate change, environmental challenges, and pressure from our stakeholders to continue evolving towards becoming a more sustainable company and be on track with Cemex’s emissions reduction targets and Future in Action program in general.

12.	Labor Relations, Talent Attraction and Retention Relation to the Board of Directors’ Skillset

A specialized workforce is an invaluable asset for companies around the globe and maintaining satisfactory labor relations is key to business stability; therefore, attracting, hiring, retaining and adequately managing talent is critical for Cemex’s success. Our Board of Directors may provide key insights in human resources programs and labor relations with the expertise gathered in Business Strategy, Human Resources, Labor Matters, Executive Compensation Structures and Transparency, Health and Safety, ESG Matters-focused training and education, Human Rights in Supply Chain and due diligence, Diversity and Inclusion, and Ethics and Compliance, supporting the Company’s efforts to attract and retain skilled talent, as well as maintain satisfactory labor relations.

13.	Energy Price Volatility Including Alternative Fuels Relation to the Board of Directors’ Skillset

High and volatile energy prices, including those of alternative fuels used by Cemex, may significantly impact our cost structure. Our Board of Directors includes individuals with expertise spanning various domains that can aid Cemex in anticipating and reacting to fluctuations in energy prices, including those in alternative fuels. These areas of expertise include, but are not limited to Business Strategy, Energy, Supply System, Procurement / Supply Chain, Climate Change Mitigation and Adaptation Strategies, Global Affairs, Logistics, Corporate Risk Management Operation and Supervision, and Research and Development, among others.

14.	Lower Availability or Increased Cost of Raw Materials Relation to the Board of Directors’ Skillset

Certain raw materials essential for our business operations may become scarce or substantially increase in costs. Within our Board of Directors, certain members possess expertise in Construction and Building Materials, Energy, Procurement, Logistics, Procurement / Supply Chain, Manufacturing, Sales, and Supply System, which enables Cemex to manage the risk associated with potential shortages or rising costs of our key raw materials.

15.	Operational Disruption Due to Different Interests from Stakeholders Relation to the Board of Directors’ Skillset

Several members of our Board of Directors bring to the table a set of skills in different areas that encompass overall the different interests our stakeholders may have in Cemex, including but not limited to the expertise in areas such as Corporate Risk Management Operation and Supervision, Experience and Best Practices in ESG Matters in the construction building materials industry, Branding and Marketing, Corporate Governance, Media Communications, Diversity Equity and Inclusion, Entrepreneurship, Climate Change Risk Assessment, Global Affairs, Public Affairs, Human Rights, Investor Relations, and Community Engagement and Social Impact Projects. All of this helps Cemex in complying, to the best of its efforts, with its stakeholders’ expectations and allows Cemex to better communicate with interest groups and other related parties.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

• Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

246	Cemex 2025 Integrated Report

16.	Inadequate Implementation and Use of AI Relation to the Board of Directors’ Skillset

The increasing extent to which AI can develop, limited AI-governance efforts, the potential misuse of AI by bad actors and other AI-related issues can pose several risks to our business, financial condition, liquidity, and results of operations, many of which we may not have identified yet due to the rapidly changing AI-environment and breakthroughs. Skills such as Global Affairs, Corporate Risk Management Operation and Supervision, Research and Development, Media and Communications, Telecommunications, and Cybersecurity and Risk Management Threats allow our Board of Directors to discern the implications and better position the Company to face risks posed by AI and align Cemex with opportunities AI technologies may provide.

17.	Difficulties in Materializing Benefits of Assets Divestments and/or Investment Strategies Relation to the Board of Directors’ Skillset

The successful execution of asset divestments, acquisitions and investments requires strategic decision-making, a deep understanding of the market, and risk management capabilities. Our Board of Director’s expertise in Business Strategy, Mergers and Acquisitions, Entrepreneurship, Research and Development, Construction and Building Materials, Procurement / Supply Chain, Logistics, Energy, and Corporate Risk Management Operation and Supervision enables the Company to effectively navigate challenges related to materializing the benefits of divestments and executing successful investment and acquisition strategies, as well as procuring that stakeholders are appropriately informed and aligned with the Company’s strategic goals during these processes.

18.	Industry Disruptions by Emerging Technologies or Alternative Solutions Relation to the Board of Directors’ Skillset

Amidst a rapidly changing industry marked by emerging technologies, failure to adapt our business model to potential industry disruptors could pose a risk to our capacity to compete and our business, financial condition, liquidity, and results of operations. The ability of our Board of Directors to seek resilient and alternative solutions to potential disruptions is an indispensable skill. To do so, in addition to experience on Other Boards of Directors, some of the most relevant areas of expertise of our Board of Directors include Administration, Corporate Risk Management Operation and Supervision, Business Strategy, Entrepreneurship, Research and Development, Construction and Building Materials, Energy, Media and Communication, Telecommunications, Green Technologies, Renewable Energy Solutions and/or Circular Economy, and Cybersecurity and/or Risk Management Threats. This set of skills allows them to address potential industry disruptions and seek the implementation of new technologies, processes, materials, and solutions in our Company in an effective manner.

19.	Emergence of a Pandemic, Epidemic, or any Other Public Health Threat Relation to the Board of Directors’ Skillset

Public health threats pose a significant risk to the Company’s business, financial condition, liquidity, and results of operations. Our Board of Directors’ members can analyze and react to health crises, as some of the members have previous background experience in Global Affairs, Corporate Risk Management Operation and Supervision, Procurement / Supply Chain, Logistics, Procurement, Health and Safety, and Healthcare. The foregoing also allows them to design and implement, as well as to adhere to or adapt, contingency plans designed to allow for business continuity.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

• EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

247	Cemex 2025 Integrated Report

EU Taxonomy

The European Union (EU) Taxonomy is a classification system established by the EU Taxonomy Regulation to define environmentally sustainable economic activities. It is a tool to help channel private investment towards the transition to a more sustainable economy.

The Taxonomy is based on six environmental objectives: climate change mitigation, climate change adaptation, sustainable use and protection of water and marine resources, transition to a circular economy, pollution prevention and control, protection and restoration of biodiversity and ecosystems.

For an economic activity to be considered environmentally sustainable under the Taxonomy, it must contribute substantially to one or more of these six objectives, not significantly harm any of the other objectives, and meet minimum social safeguards. Technical Screening Criteria (TSC) have been developed in order to set out how these requirements are to be applied in detail, pursuant to various Commission Delegated Regulations (Delegated Acts) adopted under the Taxonomy Regulation.

The Taxonomy Regulation requires non-financial undertakings that are required to report under the EU’s Corporate Sustainability Reporting Directive (CSRD) to disclose how and to what extent the undertaking’s activities are associated with economic activities that are environmentally sustainable and in particular the proportion of their turnover which is derived from products or services associated with economic activities that qualify as environmentally sustainable and the proportion of their capital expenditure (CapEx) and operating expenditure (OpEx) which is related to assets or processes associated with economic activities that are environmentally sustainable.

Although Cemex is currently not legally required to report under the Taxonomy Regulation or the CSRD, since 2022, Cemex has worked on providing Taxonomy-related disclosures aiming to ensure that our stakeholders understand the extent to which Cemex’s activities are aligned with the Taxonomy.

As part of the Omnibus package adopted on July 4, 2025, a significant simplification measure is introduced. A 10% materiality threshold is established, to be applied independently to each key performance indicator (turnover, capital expenditure, and operational expenditure). Economic activities accounting for less than 10% under any of these indicators may be deemed non-material and, consequently, are exempt from the eligibility and alignment assessment requirements. Additionally, Cemex has adopted the simplifications set out in Commission Delegated Regulation (EU) 2026/73 (revised EU Taxonomy Delegated Act) when preparing its disclosures.

In this context, Cemex has carried out an assessment of its economic activities to determine whether any of them can be considered environmentally sustainable. Cemex has identified its core activity “manufacture of cement”, as well as “electricity generation from solar and waste heat” and “freight transport services by road” as Taxonomy-eligible under the climate change mitigation objective. In addition, secondary business activities related to the environmental objectives of the EU Taxonomy have also been identified; however, they have been assessed as non-material.

Activities related to the sorting and recovery of non-hazardous waste materials whose eligible KPIs (turnover, CapEx, and OpEx) fall below 1% threshold, are deemed non-material and are therefore not subject to disclosure

Turnover

Turnover is defined as the sales generated by all activities of the company, as shown in Cemex’s financial statements (referred to in the relevant Delegated Act as the denominator). The turnover generated by the eligible and aligned activities is then calculated for the reporting year (referred to in the relevant Delegated Act as the numerator). For 2025, the total Cemex turnover under the Taxonomy stands at US$16,132 million, with the proportion of turnover eligible under the Taxonomy being US$6,767 million (41.95%) for the cement business. The proportion of turnover aligned with the Taxonomy is US$1,414 million (8.77%) for Cement.

	In Million U.S. Dollars	2025 Percentage (%)	2024 (*) Percentage (%)

Taxonomy Non-eligible Turnover	9,365	58.05%	57.24%

Taxonomy-eligible but not aligned Turnover	5,353	33.18%	36.45%

Taxonomy-eligible and aligned Turnover	1,414	8.77%	6.31%

Total Turnover	16,132	100%	100%

(*)	As a consequence of the simplification measures included in the 2025 Omnibus package, the 2024 KPIs have been restated to improve comparability with the 2025 reporting period.

Capital Expenditure (CapEx)

In respect of CapEx, the Taxonomy (in overview) requires that Cemex reports the proportion of Taxonomy-eligible and aligned CapEx (referred to in the relevant Delegated Act as the numerator) compared to general CapEx (referred to in the relevant Delegated Act as the denominator). The definition of CapEx under the Taxonomy differs from the definition of CapEx used by Cemex in its financial statements. CapEx pursuant to the Taxonomy is defined in the relevant Delegated Act as fixed assets plus intangible assets, which, in our case, include deferred charges in the financial statements plus business combinations during the fiscal year. The denominator corresponds to Cemex group’s total CapEx, which includes investments in intangible assets, investments in property, machinery and equipment, and investments in right-of-use assets. CapEx includes the work carried out by the company for its fixed assets and capitalized financial expenses. The numerator comprises the portion of CapEx included in the denominator that pertains to assets or processes associated with eligible economic activities. This also includes assets that are part of a plan to expand the economic activities aligned with the Taxonomy or to facilitate the alignment of economic activities eligible under the Taxonomy in the future, in this case by 2030 even though a 10-year period is justified on the CapEx plan conditions set forth in the relevant Delegated Act.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

• EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

248	Cemex 2025 Integrated Report

For 2025, the total CapEx calculated pursuant to the Taxonomy Regulation amounts to US$1,777 million. Within this amount, US$626 million (35.23%) is allocated to Taxonomy-eligible CapEx for our cement business, including US$110 million (6.19%) for the CapEx plan, US$500 thousand (0.00%) for electricity generation using solar and waste heat technologies and US$36 million (2.03%) for freight transport services by road. The portion of CapEx aligned with the Taxonomy constitutes US$94 million (5.29%) for cement, US$500 thousand (0.00%) for electricity generation using solar and waste heat technologies and US$24 million (1.35%) for freight transport services by road. These aligned CapEx figures encompass US$118 million from property, machinery, and equipment additions, right-of-use assets, and intangible assets incurred during the fiscal year prior to depreciation, amortization, and any new valuations, including those arising from revaluations and impairments, for the fiscal year, excluding fair value changes. Leases not leading to the recognition of a right-of-use asset are not classified as CapEx under the Taxonomy.

	In Million U.S. Dollars	2025 Percentage (%)	2024 (*) Percentage (%)

Taxonomy Non-eligible CapEx	1,115	62.75%	54.54%

Taxonomy-eligible but not aligned CapEx	544	30.61%	37.57%

Taxonomy-eligible and aligned CapEx	118	6.64%	7.89%

Total CapEx Pursuant to Taxonomy	1,777	100%	100%

(*)	As a consequence of the simplification measures included in the 2025 Omnibus package, the 2024 KPIs have been restated to improve comparability with the 2025 reporting period.

Operational Expenditure (OpEx)

In respect of OpEx, the Taxonomy (in overview) requires that Cemex reports the proportion of Taxonomy-eligible and aligned OpEx (referred to in the relevant Delegated Act as the numerator) compared to general OpEx (referred to in the relevant Delegated Act as the denominator).

OpEx, as defined under the Taxonomy, also has a different definition to OpEx in respect of Cemex’s financial statements. Under the Taxonomy, OpEx is defined as non-capitalized direct costs that relate to research and development, building renovation measures, short-term leases, maintenance and repairs, as well as other direct expenditures related to the day-to-day maintenance of property, machinery, and equipment, by the company or a third party to whom activities are outsourced, and which are necessary to ensure the continuous and effective functioning of those assets.

For 2025, the total OpEx calculated pursuant to the Taxonomy amounted to US$1,233 million. Within this figure, Taxonomy-eligible OpEx was identified as US$617 million (50.04%) for cement.

Regarding the Taxonomy-eligible research and development expenditure in the cement sector, direct allocation to specific Taxonomy-aligned plants was not feasible. Therefore, such expenditure was allocated proportionally among all plants using a metric based on total cement production.

In summary, US$97 million (7.87%) of OpEx for our cement business was aligned with the Taxonomy. These aligned expenditures consist of research and development costs, maintenance and repair expenses (internal and external), and short-term leases.

	In Million U.S. Dollars	2025 Percentage (%)	2024 (*) Percentage (%)

Taxonomy Non-eligible OpEx	616	49.96%	51.76%

Taxonomy-eligible but not aligned OpEx	520	42.17%	42.55%

Taxonomy-eligible and aligned OpEx	97	7.87%	5.70%

Total OpEx Pursuant to Taxonomy	1,233	100%	100%

(*)	As a consequence of the simplification measures included in the 2025 Omnibus package, the 2024 KPIs have been restated to improve comparability with the 2025 reporting period.

Cemex methodology and progress

Disclosures were prepared on a consolidated level for the entire Group, and activities outside the EU were evaluated in the same way as activities within the EU. Turnover, CapEx, and OpEx were gathered at the site level and then distributed proportionally to product level production for the relevant activity. We excluded white cement/clinker production, as there are no applicable TSC. We also excluded trading activities and grinding facilities producing cement with external clinker. Additionally, figures for all Construction, Demolition and Excavation Waste (CDEW) facilities are deemed non-material and, as such, are not disclosed.

The stringency of the Taxonomy means that we expect further Taxonomy alignment of our activities gradually over time, as has been proved in our 2025 results vs. 2024. We envisage that the outcome of our initial Taxonomy reporting will reflect the fact that some operations in regions outside of Europe will face challenges due to the lack of strong regulatory frameworks in those jurisdictions.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

• EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

249	Cemex 2025 Integrated Report

Proportion of Turnover, CapEx, OpEx from products or services associated with Taxonomy-eligible or Taxonomy-aligned economic activities – disclosure covering year 2025 (summary KPIs)

					Breakdown by environmental objectives of Taxonomy-aligned activities										Proportion
														Taxonomy-	of
														aligned	Taxonomy-
													Not	activities	aligned
		Proportion of		Proportion of								Proportion	assessed	in previous	activities
		Taxonomy-	Taxonomy-	Taxonomy-	Climate	Climate					Proportion	of	activities	financial	in previous
		eligible	aligned	aligned	Change	Change		Circular			of enabling	transitional	considered	year	financial
	Total	activities	activities	activities	Mitigation	Adaptation	Water	Economy	Pollution	Biodiversity	activities	activities	non-material	(2024) (1)	year (2024)(1)
Million
KPI	USD	%	Million USD	%	%	%	%	%	%	%	%	%	%	Million USD	%

Turnover	16,132	41.95%	1,414	8.77%	8.77%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	8.77%	0.57%	1,023	6.31%

CapEx	1,777	37.25%	118	6.64%	6.64%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	6.64%	0.09%	133	7.89%

OpEx	1,233	50.04%	97	7.87%	7.87%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	7.87%	0.00%	72	5.70%

(1)	As a consequence of the simplification measures included in the 2025 Omnibus package, the 2024 KPIs have been restated to improve comparability with the 2025 reporting period.

Proportion of Turnover from products or services associated with Taxonomy-eligible or

Taxonomy-aligned economic activities – disclosure covering year 2025 (activity breakdown)

Environmental objective of Taxonomy-aligned activities
			Monetary										Proportion of
		Proportion of	value of	Proportion of									Taxonomy-
		Taxonomy-	Taxonomy-	Taxonomy-	Climate	Climate							aligned in
		eligible	aligned	aligned	Change	Change		Circular			Enabling	Transitional	Taxonomy-
Economic Activities	Code	Turnover	Turnover	Turnover	Mitigation	Adaptation	Water	Economy	Pollution	Biodiversity	activity	activity	eligible

											E (where	T (where
		%	Million USD	%	%	%	%	%	%	%	applicable)	applicable)%

Manufacture of cement	CCM 3.7	41.95%	1,414	8.77%	8.77%	0.00%	0.00%	0.00%	0.00%	0.00%		T	20.90%

Sum of alignment per objective					8.77%	0.00%	0.00%	0.00%	0.00%	0.00%

Total Turnover		41.95%	1,414	8.77%	8.77%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	8.77%	20.90%

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

• EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

250	Cemex 2025 Integrated Report

Proportion of CapEx from products or services associated with Taxonomy-eligible or

Taxonomy-aligned economic activities – disclosure covering year 2025 (activity breakdown)

					Environmental objective of Taxonomy-aligned activities
			Monetary										Proportion of
		Proportion of	value of	Proportion of									Taxonomy-
		Taxonomy-	Taxonomy-	Taxonomy-	Climate	Climate							aligned in
		eligible	aligned	aligned	Change	Change		Circular			Enabling	Transitional	Taxonomy-
Economic Activities	Code	CapEx	CapEx	CapEx	Mitigation	Adaptation	Water	Economy	Pollution	Biodiversity	activity	activity	eligible

											E (where	T (where
		%	Million USD	%	%	%	%	%	%	%	applicable)	applicable)%

Manufacture of cement	CCM 3.7	35.23%	94	5.29%	5.29%	0.00%	0.00%	0.00%	0.00%	0.00%		T	15.02%

Electricity generation using solar photovoltaic technology (1)	CCM 4.1	0.00%	0	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%			100%

Co-generation of power from fossil gaseous fuels (1)	CCM 4.30	0.00%	0	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%		T	100%

Freight transport services by road	CCM 6.6	2.03%	24	1.35%	1.35%	0.00%	0.00%	0.00%	0.00%	0.00%		T	67%

Sum of alignment per objective

Total CapEx		37.25%	118	6.64%	6.64%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	6.64%	17.82%

(1)

Monetary value of Taxonomy eligible and aligned CapEx for the activities of Electricity generation using solar photovoltaic technology (CCM 4.1) and Co-generation of power from fossil gaseous fuels (CCM 4.30) are below 1 Million USD and 0.00% in Proportion of Total CapEx.

Proportion of OpEx from products or services associated with Taxonomy-eligible or

Taxonomy-aligned economic activities – disclosure covering year 2025 (activity breakdown)

Environmental objective of Taxonomy-aligned activities
			Monetary										Proportion of
			value of	Proportion of									Taxonomy-
		Proportion of	Taxonomy-	Taxonomy-	Climate	Climate							aligned in
		Taxonomy-	aligned	aligned	Change	Change		Circular			Enabling	Transitional	Taxonomy-
Economic Activities	Code	eligible OpEx	OpEx	OpEx	Mitigation	Adaptation	Water	Economy	Pollution	Biodiversity	activity	activity	eligible

											E (where	T (where
		%	Million USD	%	%	%	%	%	%	%	applicable)	applicable)%

Manufacture of cement	CCM 3.7	50.04%	97	7.87%	7.87%	0.00%	0.00%	0.00%	0.00%	0.00%		T	15.72%

Sum of alignment per objective					7.87%	0.00%	0.00%	0.00%	0.00%	0.00%

Total OpEx		50.04%	97	7.87%	7.87%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	7.87%	15.72%

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

• GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

251	Cemex 2025 Integrated Report

GRI Content Index

GRI Standard	Disclosure	Page reference and/or direct answers	Omissions

Universal Standards

GRI 1: Foundation 2021

General disclosures

GRI 2: General Disclosures 2021	2-1 Organizational details	p. 231-232 - Scope and Boundaries of This Report
	2-2 Entities included in the organization’s sustainability reporting	p. 231-232 - Scope and Boundaries of This Report
	2-3 Reporting period, frequency and contact point	p. 231-232 - Scope and Boundaries of This Report
	2-4 Restatements of information	p. 231-232- Scope and Boundaries of this Report
	2-5 External assurance	p. 228-230 - Independent Limited Assurance Report on Key Indicators of Sustainability Performance
	2-6 Activities, value chain and other business relationships	p. 8-9 - Cemex Overview p. 90-96 - Customer Centricity How cement is made Suppliers
	2-7 Employees	p. 222-223 - Non-Financial Information - Our People
	2-8 Workers who are not employees	p. 222-223 - Non-Financial Information - Our People
	2-9 Governance structure and composition	p. 115-128 - Corporate Governance Investor Center
	2-10 Nomination and selection of the highest governance body	p. 116 - Board of Directors 20-F Since 2022, each candidate to become a member of the Board of Directors has been elected in an individual manner.
	2-11 Chair of the highest governance body	p. 116 - Board of Directors 20-F ◾ Item 6: Directors, Senior Management and Employees
	2-12 Role of the highest governance body in overseeing the management of impacts	p. 114-156 - Governance p. 116 - Board of Directors p. 126-128 - Board Committees
	2-13 Delegation of responsibility for managing impacts	p. 114-156 - Governance p. 116 - Board of Directors p. 129-134 - Executive Committee
	2-14 Role of the highest governance body in sustainability reporting	p. 128 - Board Committees - Sustainability, Climate Action, Social Impact, and Diversity Committee

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

• GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

252	Cemex 2025 Integrated Report

GRI Standard	Disclosure	Page reference and/or direct answers	Omissions

GRI 2: General Disclosures 2021	2-15 Conflicts of interest

p. 137 - Ethics and Compliance

p. 126-128 - Board Committees

p. 146 - Risk and Opportunity Management: Regulatory and Compliance Requirements, Including Sustainability Regulations

20-F

◾ Item 7: Major Shareholders and Related Party Transactions

◾ Item16G: Corporate Governance

◾ Item 6: Directors, Senior Management and Employee

	2-16 Communication of critical concerns	p. 142-143 - Risks and Opportunity Management p. 137 - Ethics and Compliance
	2-17 Collective knowledge of the highest governance body	p. 125 - Board of Directors Skills Matrix p. 243-246 - Board of Directors Skills Matrix 20-F ◾ Item 6: Directors, Senior Management and Employees
	2-18 Evaluation of the performance of the highest governance body	Board evaluations and self-evaluations
	2-19 Remuneration policies	p. 135 - Executive Compensation p. 159 - Notes to the Consolidated Financial Statements 20-F ◾ Item 6: Directors, Senior Management and Employees
2-20 Process to determine remuneration

p. 135 - Executive Compensation

20-F

◾ Item 6: Directors, Senior Management and Employees

◾ Item 5: Operating and Financial Review and Prospects

Cemex offers a competitive compensation package based on the responsibility level of the position, and it is designed considering the following: the representation of the labor markets in which a given Cemex Business Unit competes for talent; the data should be compiled from independent, professional, third party surveys; the data should include market base pay and total cash compensation of comparable companies.

	2-21 Annual total compensation ratio	p. 222-223 - Non-Financial Information, Our People, Employee highest to median compensation ratio by region
	2-22 Statement on sustainable development strategy	p. 10 - Our Sustainability Targets
	2-23 Policy commitments	Code of Ethics and Business Conduct Code of Conduct when doing Business with Us Human Rights Policy

	2-24 Embedding policy commitments	p. 137 - Ethics and Compliance

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

• GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

253	Cemex 2025 Integrated Report

GRI Standard	Disclosure	Page reference and/or direct answers	Omissions

	2-25 Processes to remediate negative impacts	p. 241-242 - How We Engage With Our Stakeholders

p. 140-141 - Reporting and Investigations

p. 152 - Respect for Human Rights

p. 155-156 - Human Rights: Our Policies and Guidance

p. 100-113 - Community Investments

p. 101 - Community Engagement Process

p. 29-67 - Future in Action

	2-26 Mechanisms for seeking advice and raising concerns	p. 241-242 - How We Engage With Our Stakeholders p. 140-141 - Reporting and Investigations

	2-27 Compliance with laws and regulations	p. 137 - Ethics and Compliance

GRI 2: General Disclosures 2021		p. 146 - Risk and Opportunity Management: Regulatory and Compliance Requirements, Including Sustainability Regulations
p. 217 - Notes to the Consolidated Financial Statements – 26) Legal Proceedings
20-F

◾ Item 4: Information on the Company: Regulatory Matters and Legal Proceedings
◾ Item 18: Financial Statements

	2-28 Membership associations	p. 64 - Memberships and Industry Associations

	2-29 Approach to stakeholder engagement	p. 69 - Stakeholder Engagement

p. 241-242 - How We Engage With Our Stakeholders

p. 90 - Customer Centricity

p. 100-113 - Community Investments

Cemex’s Net Promoter Score (NPS) for 2025 was 75.

	2-30 Collective bargaining agreements	p. 223 - Non-Financial Information, Our People, Employees covered by a collective bargaining agreement by region (%)

Material topics

	3-1 Process to determine material topics	p. 233 - Double Materiality Assessment

GRI 3: Material Topics 2021		p. 231-232 - Scope and Boundaries of This Report
	3-2 List of material topics	p. 234 - Double Materiality Matrix

p. 236-240 Double Materiality Assessment

Climate change mitigation and Climate change adaptation

GRI 3: Material Topics 2021	3-3 Management of material topics	Position paper on climate change
p. 29-67 - Future in Action

p. 31-43 - Smart Decarbonization

p. 234 - Double Materiality Matrix

p. 236-240 Double Materiality Assessment

GRI 301: Materials 2016	301-1 Materials used by weight or volume		Confidentiality constraints: This information is key for our business strategy.
	301-2 Recycled input materials used	p. 36-37 - Sustainable Products and Solutions
p. 39-40 - Circular Economy

p. 224 - Non-Financial Information, Waste Management and Circularity

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

• GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

254	Cemex 2025 Integrated Report

GRI Standard	Disclosure	Page reference and/or direct answers	Omissions
305-1 Direct (Scope 1) GHG emissions

p. 224 - Non-Financial Information, Carbon Strategy and Energy, Scope 1 CO2 emissions (million tons) Absolute CO2 from biomass sources= 1.8 million t CO2 (including biomass content of mixed fuels) Base year: 1990 following best industry practices (e.g. GCCA Protocol).

305-2 Energy indirect (Scope 2) GHG emissions

p. 224 - Non-Financial Information, Carbon Strategy and Energy, Scope 2 CO2 emissions (million tons) Base year:

1990 following best industry practices (e.g. GCCA Protocol).

More information about our Scope 2 emissions can be found in our CDP submission: www.cdp.net

GRI 305: Emissions 2016	305-3 Other indirect (Scope 3) GHG emissions	p. 224 - Non-Financial Information, Carbon Strategy and Energy, Scope 3 CO2 emissions (million tons)
305-4 GHG emissions intensity

p. 224 - Non-Financial Information, Carbon Strategy and Energy

Scope 1 specific gross CO2 emissions (kg CO2/ton of cementitious product)

Scope 1 specific net CO2 emissions (kg CO2/ton of cementitious product)

Scope 2 specific CO2 emissions (kgCO2/ton of cementitious product)

305-5 Reduction of GHG emissions

p. 224 - Non-Financial Information, Carbon Strategy and Energy

Gases Included: CO2, following GCCA Cement CO2 and Energy Protocol, Version 3.1

Base year: 1990 following best industry practices (e. g. GCCA Protocol)

Energy
GRI 3: Material Topics 2021	3-3 Management of material topics	p. 29-67 - Future in Action p. 234 - Double Materiality Matrix p. 236-240 - Double Materiality Assessment
302-1 Energy consumption within the organization

p. 224 - Non-Financial Information, Carbon Strategy and Energy - Fuel Consumption, Power Consumption

See the GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing

All units are available in the Cement CO2 and Energy Protocol, Version 3.1, CO2 Emissions and Energy Inventory

GRI 302: Energy 2016	302-3 Energy intensity

p. 224 - Non-Financial Information, Carbon Strategy and Energy - Specific heat consumption (MJ/ton clinker), Specific power consumption (kWh/ton cement)

More information about our energy intensity can be found in our CDP submission: www.cdp.net

302-4 Reduction of energy consumption

p. 224 - Non-Financial Information, Carbon Strategy and Energy

Energy included: Fuels and electricity used during the process of production. Baseline: 1990

All units are available in the Cement CO2 and Energy Protocol, Version 3.1, CO2 Emissions and Energy Inventory

	302-5 Reductions in energy requirements of products and services	p. 36-37 - Sustainable Products and Solutions p. 224 - Non-Financial Information, Carbon Strategy and Energy	Confidentiality constraints: Cemex has a number of products and solutions that result in energy savings; however this information is key for our business strategy.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

• GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

255	Cemex 2025 Integrated Report

GRI Standard	Disclosure	Page reference and/or direct answers	Omissions

Pollution of air

GRI 3: Material Topics 2021	3-3 Management of material topics

p. 52 - Technologies Monitor, Reduce Air Emissions in Operations

p. 234 - Double Materiality Matrix

p. 236-240 Double Materiality Assessment

Grievances: Any relevant fines or non-compliance cases are included in:

p. 217 - Notes to the Consolidated Financial Statements: 26) Legal Proceedings

GRI 305: Emissions 2016	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions

p. 225 - Non-Financial Information, Air Quality Management

Cemex reports on the air emissions that the GCCA Guidelines for Emissions Monitoring and Reporting in the Cement Industry identifies as the most important from the on-site stationary sources we use in our processes.

Water use, including withdrawal, consumption, discharges, and storage

GRI 3: Material Topics 2021	3-3 Management of material topics

Cemex Water Policy

GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing

Cemex Environmental Policy

Cemex Biodiversity Policy

p. 44-45 - Responsible Nature

p. 234 - Double Materiality Matrix

p. 236-240 Double Materiality Assessment

GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource 303-2 Management of water discharge-related impacts 303-3 Water withdrawal 303-4 Water discharge 303-5 Water consumption

p. 44-45 - Responsible Nature

Cement manufacturing requires water for heavy equipment cooling, for exhaust gas conditioning and for other parts of the process. We are taking actions to offset our water footprint.

p. 44-45 - Responsible Nature

Cemex Water Policy

Cemex complies with the GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing.

p. 44-45 - Responsible Nature

p. 225-256 - Non-Financial Information, Water Management

p. 44-45 - Responsible Nature

p. 225-256 - Non-Financial Information, Water Management

p. 44-45 - Responsible Nature

p. 225-256 - Non-Financial Information, Water Management

Drivers of biodiversity and ecosystem change (terrestrial and marine habitat change) and Extent and condition of terrestrial and marine ecosystems

GRI 3: Material Topics 2021	3-3 Management of material topics	Cemex Biodiversity Policy p. 46-51 - Responsible Nature p. 234 - Double Materiality Matrix p. 236-240 Double Materiality Assessment

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

• GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

256	Cemex 2025 Integrated Report

GRI Standard	Disclosure	Page reference and/or direct answers	Omissions

GRI 304: Biodiversity 2016

304-1 Operational sites owned, leased, managed in, or adjacent to, protected areas and areas of high biodiversity value outside protected areas

304-2 Significant impacts of activities, products and services on biodiversity

304-3 Habitats protected or restored

p. 46-51 - Responsible Nature

p. 226 - Non-Financial Information, Biodiversity Management

p. 46-51 - Responsible Nature

p. 46-51 - Responsible Nature

p. 51 - El Carmen Nature Reserve: Rebirth of a Sanctuary

Resource inflows, including resource use

GRI 3: Material Topics 2021	3-3 Management of material topics	p. 39-41 - Circular Economy p. 234 - Double Materiality Matrix p. 236-240 Double Materiality Assessment

GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts

p. 8-9 - Cemex Overview

p. 39-41 - Circular Economy

In our waste reporting process, we record the volumes and end use/destination of kiln dust in our filters, bypass, cooler, and/or precipitator that is either re-used within the kiln system or when leaving the kiln system is subsequently re-cycled, recovered or disposed of as waste. We also record the volumes and end use/destination of returned and waste ready-mix concrete.

	306-2 Management of significant waste-related impacts	p. 39-41 - Circular Economy p. 224 - Non-Financial Information, Waste Management and Circularity
	306-3 Waste generated	p. 224 - Non-Financial Information, Waste Management and Circularity
	306-4 Waste diverted from disposal	p. 224 - Non-Financial Information, Waste Management and Circularity
	306-5 Waste directed to disposal	p. 224 - Non-Financial Information, Waste Management and Circularity

Health and safety

GRI 3: Material Topics 2021	3-3 Management of material topics	p. 70-78 - Health and Safety p. 222 – Non-Financial Information, Health and Safety p. 234 - Double Materiality Matrix p. 236-240 Double Materiality Assessment Health and Safety Policy

GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system

p. 76 - Cemex Health and Safety Management System

Cemex’s Health and Safety Policy require all sites to implement a Health & Safety Management System that goes beyond local regulation and is based on the OHSAS 18001 standards.

403-2 Hazard identification, risk assessment, and incident investigation

p. 76 - Cemex Health and Safety Management System

Management of risk is a continuous process and the cornerstone of the Cemex Health and Safety Management System. We constantly identify hazards and assess the risks associated with our activities. We take action to manage the risk and prevent or reduce the impact of potential incidents.

Processes are established and promoted to identify hazards associated with Cemex activities and to assess risks, control the hazard and manage the risks to acceptable levels. Risk assessments and risk management/ control measures are documented and resulting actions implemented through local procedures.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

• GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

257	Cemex 2025 Integrated Report

GRI Standard	Disclosure	Page reference and/or direct answers	Omissions

GRI 403: Occupational Health and Safety 2018	403-3 Occupational health services

p. 70-78 - Health and Safety

Health and Safety (H&S) specialists are appointed to assist management and others in the management of health and safety. H&S specialists possess formal, approved qualifications, are competent and have experience in Health and Safety disciplines.

Non occupational-related health checks are offered to all employees.

Cemex Global Data Protection and Privacy Policy

403-4 Worker participation, consultation, and communication on occupational health and safety

p. 70 - Regional Health and Safety Improvement Plans

Senior Health and Safety and Executive Management are responsible for ensuring the Cemex HSMS is reviewed by the appropriate people at enough intervals. This evaluation shall include (but is not limited to) the review of policies, guidelines, standards, self-assessments, audit results and achievement of performance targets and objectives.

Outcomes of Management Reviews are communicated to employees through Central and Regional Management structures. Similarly, employees can use their management structures to provide feedback and suggestions for improvement. This information is considered by the relevant Management Committee and incorporated into scheduled HSMS reviews. Health and Safety committees are managed at a local (country) level.

403-5 Worker training on occupational health and safety

p. 70 - Top Leadership Renews Commitment to Health and Safety

p. 71 - Visible Felt Leadership Program

p. 73 - Health and Safety Programs and Campaigns

p. 77 - Global Well-Being Model Cares for Employees Inside, Outside of Work

Health & Safety Academy | Cemex University

Line Managers identify training needs and the competencies necessary for their employees to carry out their assigned work in a healthy and safe manner. Where high-risk tasks and occupations are identified, higher levels of training, awareness and competency shall be carried out. Training is evaluated to determine its effectiveness.

Cemex provides H&S training to on-site contractors to ensure all Cemex safety rules, regulations and site-specific procedures are understood.

403-6 Promotion of worker health

p. 77 - Global Well-Being Model Cares for Employees Inside, Outside of Work

Operations implement proactive health and wellbeing programs and initiatives to encourage healthy living, both inside and outside of work. Health and wellbeing programs are reviewed against objectives to assess their effectiveness and to continually improve.

Cemex Global Data Protection and Privacy Policy

403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships

p. 70-78 - Health and Safety

Processes are established and promoted to identify hazards associated with Cemex activities and to assess risks, control the hazard and manage the risks to acceptable levels. Risk assessments and risk management/ control measures are clearly documented and resulting actions implemented through local procedures. Risk assessments are reviewed and updated at specified intervals, as changes are planned or where there is any reason to believe they are no longer valid.

403-8 Workers covered by an occupational health and safety management system

Cemex’s Health and Safety Policy require all sites to implement a Health & Safety Management System that goes beyond local regulation and is based on the OHSAS 18001 standards. 100% of our sites have a Health and Safety Management System.

403-9 Work-related injuries

p. 72 - Zero4Life Commitment Pays Off With Positive Results

p. 222 - Non-Financial Information, Health and Safety, Fatalities

p. 222 - Non-Financial Information, Health and Safety, Employee Fatality Rate

p. 222 - Non-Financial Information, Health and Safety, Lost Time Injuries (LTIs)

p. 222 - Non-Financial Information, Health and Safety, Lost Time Injury Frequency Rate (LTI FR)

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

• GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

258	Cemex 2025 Integrated Report

GRI Standard	Disclosure	Page reference and/or direct answers	Omissions

GRI 403: Occupational Health and Safety 2018	403-10 Work-related ill health	Processes are established and promoted to identify hazards associated with Cemex activities and to assess risks, control the hazard and manage the risks to acceptable levels. This includes but is not limited to Cemex Global Health and Safety Standards.

GRI 410: Security Practices 2016	410-1 Security personnel trained in human rights policies or procedures	Training sessions were conducted with employees regarding policies and procedures related to human rights, harassment and Code of Ethics. Part of this training goes to security personnel as we do not differentiate per type of employee while implementing our Human Rights training program.

Working conditions and training and skills development

GRI 3: Material Topics 2021	3-3 Management of material topics

p. 79-89 - Workforce Experience

p. 152-156 - Respect for Human Rights

p. 69 - Stakeholder Engagement

p. 241-242 - How We Engage With Our Stakeholders

p. 234 - Double Materiality Matrix

p. 236-240 Double Materiality Assessment

Cemex Human Rights Policy

Code of Ethics and Business Conduct

GRI 401: Employment 2016	401-1 New employee hires and employee turnover	p. 222-223 - Non-Financial Information, Our People, Workforce, Employee Turnover (%), Employee Turnover by gender (%), Employee Turnover by age (%), Total new hires (No.), New hires by gender (%)
401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees

Number of countries providing these benefits to full-time employees:

Life Insurance 22, Health Care 22, Disability and invalidity coverage 20, Parental leave 22, Retirement Provision 20, Stock Ownership 17

Number of countries providing these benefits to part-time employees:

Life Insurance 9, Health Care 11, Disability and invalidity coverage 9, Parental leave 12, Retirement Provision 10, Stock Ownership 5

GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	p. 223 - Non-Financial Information, Our People, Employee training by gender (average hours/year), p. 223 - Non-Financial Information, Our People, Employee training by position (average hours/year)
	404-2 Programs for upgrading employee skills and transition assistance programs	p. 85-86 - Continuous Learning Deepens Expertise, Expands Capabilities https://cemexuniversity.com/ p. 65-66 - Social Commitments
404-3 Percentage of employees receiving regular performance and career development reviews

On an annual basis, online executives and employees have access to our Institutional Tool of Performance and Career development reviews.

Other employees and operators also receive regular performance and career development reviews but are not registered in a global tool; in these cases, managers are responsible for holding feedback and performance review sessions.

Legal prohibitions: Information gathering and disclosure by gender or employee category is not permitted in some countries where we operate.

GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	p. 116-124 - Board of Directors p. 126-128 - Board Committees p. 129-134 - Executive Committee p. 222-223 - Non-Financial Information, Our People

GRI 405: Diversity and Equal Opportunity 2016	405-2 Ratio of basic salary and remuneration of women to men

p. 222-223 - Non-Financial Information, Our People, Women to men remuneration ratio by region, Women to men remuneration ratio by position

These calculations include all countries where Cemex operates.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

• GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

259	Cemex 2025 Integrated Report

GRI Standard	Disclosure	Page reference and/or direct answers	Omissions

GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	No material risks to freedom of association or collective bargaining were identified. p. 223 - Non-Financial Information, Our People, Employees covered by a collective bargaining agreement by region (%)

GRI 408: Child Labor 2016	408-1 Operations and suppliers at significant risk for incidents of child labor	No risks of this kind were identified. At Cemex we are strongly committed to protecting and respecting the rules regarding child labor in every country we operate. Our company policy is to only hire people who are 18 or older. Our selection and hiring process requires the presentation of government-issued identification, as well as a rigorous investigation of the person’s information. This process also extends to our contracted labor suppliers.

Communities’ economic, social, and cultural rights

GRI 3: Material Topics 2021	3-3 Management of material topics	p. 100-113 - Community Investments p. 234 - Double Materiality Matrix p. 236-240 Double Materiality Assessment p. 241-242 - How We Engage With Our Stakeholders Code of Ethics and Business Conduct

GRI 202:	202-1 Ratios of standard entry level wage by gender compared to local minimum wage		Confidentiality constraints: This information is not publicly disclosed.
Market Presence 2016	202-2 Proportion of senior management hired from the local community	p. 155-156 - Human Rights: Our Policies and Guidance During 2025, 91% of countries have practices to promote local hiring.

GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported	p. 53-58 - Innovation and Partnerships p. 100-113 - Community Investments p. 101 - Community Engagement Process p. 112 - Global Volunteering p. 224 - Non-Financial Information - Social Impact
203-2 Significant indirect economic impacts

p. 100-113 - Community Investments

p. 224 - Non-Financial Information - Social Impact

Cemex’s indirect economic impacts, particularly those resulting from community initiatives, contribute to international goals and policy agendas associated with health, affordable housing, education, and environmental sustainability.

GRI 411: Rights of Indigenous Peoples 2016	411-1 Incidents of violations involving rights of indigenous peoples	We are not aware that any violations involving rights of indigenous people have taken place in our operations

GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs	p. 224 - Non-Financial Information - Social Impact

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

• GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

260	Cemex 2025 Integrated Report

GRI Standard	Disclosure	Page reference and/or direct answers	Omissions

Corporate culture, anti-corruption, antibribery, and protection of whistleblowers

GRI 3: Material Topics 2021	3-3 Management of material topics	p. 231-232 - Scope and Boundaries of This Report p. 140-141 - Reporting and Investigations p. 234 - Double Materiality Matrix p. 236-240 Double Materiality Assessment Ethics and Compliance

GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption

As part of the ETHOS organization’s responsibilities, enhanced monitoring is given to the most sensitive countries concerning corruption risks pertinent to the countries in which we operate.

During 2025, we assessed 100% of the countries in which we operate for risks related to corruption using a risk-based approach that considers geographic, regulatory, and operational factors. Among our main standalone operations in terms of revenue, high risk countries include Mexico and Colombia; medium risk countries include the United States, Israel, Poland, Spain, Jamaica, Trinidad and Tobago, Barbados, and Guyana; and low risk countries include the United Kingdom, France, and Germany. This risk classification is based on our internal risk assessment methodology, which includes but is not limited to Transparency International’s 2025 Corruption Perception Index, and contemplates specific indicators such as country-level corruption risk and nature and scale of operations.

We believe Our Code of Ethics and Business Conduct reflects the requirements of the Sarbanes- Oxley Act of 2002 (SOX).

205-2 Communication and training about anti-corruption policies and procedures

p. 139-140 - Business Ethics and Compliance Training

We communicate our Global Anti-Corruption Policy to 100% of our governance body members and employees through onboarding materials, internal communication platforms and campaigns, and training sessions.

Regarding our business partners, our contracts include anti-bribery clauses and related compliance declarations, and our Global Anti-Corruption Policy, as well as other publicly available policies, are communicated to them.

205-3 Confirmed incidents of corruption and actions taken

During 2025, there were no confirmed incidents of corruption involving our organization or our employees under the Foreign Corrupt Practices Act and UK Bribery Act, nor were any legal cases regarding corrupt practices by our organization or our employees concluded during the reporting period. We require our employees to report any suspected corruption through our ETHOSline reporting channel, and we continuously monitor compliance with our Global Anti-Corruption Policy.

GRI 206: Anti-competitive Behavior 2016	206-1 Legal actions for anti-competitive behavior, anti-trust, and monopoly practices	p. 217 - Notes to the Consolidated Financial Statements: 26) Legal Proceedings 20-F - Item 4: Information on the Company: Regulatory Matters and Legal Proceedings

Management of relationships with suppliers

GRI 3: Material Topics 2021	3-3 Management of material topics	p. 97-99 - Supplier Networks p. 234 - Double Materiality Matrix p. 236-240 Double Materiality Assessment Code of Conduct when doing Business with Us Suppliers

GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers

p. 226 - Non-Financial Information - Purchases sourced from locally-based suppliers (%)

We believe that local sourcing is, in and of itself, a sustainable business practice. It creates jobs, which in turn stimulate local economies, while developing new skills among local workers. Whenever feasible, we support small, locally based suppliers everywhere we operate. The definition of local supplier is specific to each country where we operate.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

• GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

261	Cemex 2025 Integrated Report

GRI Standard	Disclosure	Page reference and/or direct answers	Omissions

GRI 308: Supplier Environmental Assessment 2016	308-1 New suppliers that were screened using environmental criteria	p. 97-99 - Supplier Networks
308-2 Negative environmental impacts in the supply chain and actions taken

Cemex monitors environmental risk exposure of high-spend suppliers through an ESG risk-assessment model developed with Moody’s, incorporating MSCI Indicative ESG Scores. The model evaluates contextual environmental exposure — including emissions intensity, regulatory environment, and sector-specific operational risks — and integrates these insights into procurement risk segmentation and prioritization.

During 2025, the focus was on expanding coverage and strengthening risk measurement across a broader supplier base. No mitigation actions were initiated during the reporting period.

During 2025, 8% of our high-spend suppliers were identified as high risk. A High ESG Risk classification reflects elevated inherent exposure driven by operating context, and therefore requires enhanced monitoring and prioritized oversight.

GRI 409: Forced or Compulsory Labor 2016	409-1 Operations and suppliers at significant risk for incidents of forced or compulsory labor	By policy, no person working in Cemex should be forced to perform hazardous tasks against their will or tasks that are detrimental to their health or well-being. All our employees are free to leave the company anytime and we do not offer any benefit used as a leverage to force labor.

GRI 414: Supplier Social Assessment 2016	414-1 New suppliers that were screened using social criteria

p. 97-99 - Supplier Networks

Cemex’s ESG risk-assessment framework incorporates social risk indicators derived from MSCI’s methodology, including contextual exposure to human rights, labor practices, abuse, bribery, and governance-related risks, complemented by controversy monitoring. This enables systematic social risk screening.

414-2 Negative social impacts in the supply chain and actions taken

Through its ESG risk-assessment process, Cemex identifies suppliers operating in higher inherent social risk contexts, including human rights, labor standards, ethics, and compliance-related exposure. In 2025, the focus remained on risk identification and segmentation; no mitigation actions were launched during the reporting period.

Cybersecurity and IT

GRI 3: Material Topics 2021	3-3 Management of material topics	p. 17-22 - Digital Forward p. 85 - Continuous Learning Deepens Expertise, Expands Capabilities p. 145 - Cyberthreats and Information Technology Risks

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

• Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

262	Cemex 2025 Integrated Report

Sustainability Accounting Standards Board - Content Index

In 2019, we started reporting aligned to the Sustainability Accounting Standard Board (SASB) for the applicable industry-specific requirements. This content index is aligned with the most recent guidelines published in 2023 for the Construction Materials industry standard.

CM – Construction Materials Industry Standard

SASB Code	Metric	Unit of measure	Reference

EM-CM-000.A	Production by major product line	Metric tons (t)	p. 8-9 – Cemex Overview

Greenhouse Gas Emissions

EM-CM-110a.1	Gross global Scope 1 emissions	Metric tons (t) CO2-e	p. 31-43 – Smart Decarbonization p. 224 – Non-Financial Information – Scope 1 CO2 emissions

EM-CM-110a.1	Percentage covered under emissions-limiting regulations	Percentage (%)	p. 231-232 – Scope and Boundaries of This Report

EM-CM-110a.2	Discussion of long-term and short-term strategy or plan to manage Scope 1 emissions, emissions reduction targets, and an analysis of performance against those targets	n/a	p. 31-41 – Smart Decarbonization - Scope 1: Significant Advancements Made Toward Decarbonization Targets

Air Quality

EM-CM-120a.1

Air emissions of the following pollutants:

(1) NOx (excluding N2O), (2) SOx, (3) particulate matter (PM10), (4) dioxins/ furans, (5) volatile organic compounds (VOCs), (6) polycyclic aromatic hydrocarbons (PAHs) and (7) heavy metals

		Metric tons (t)	p. 52 – Responsible Nature - Technologies Monitor, Reduce Air Emissions in Operations p. 225 – Non-Financial Information – Air Quality Management

Energy Management

EM-CM-130a.1	(1) Total energy consumed	GWh	p. 42 – Smart Decarbonization - Scope 2: Core Actions Drive Emissions Reduction p. 224 – Non-Financial Information – Carbon Strategy and Energy
	(2) Percentage grid electricity	Percentage (%)	p. 224 – Non-Financial Information – Carbon Strategy and Energy
	(3) Percentage alternative	Percentage (%)
	(4) Percentage renewable	Percentage (%)

Water Management

EM-CM-140a.1	(1) Total water withdrawn	Million cubic meters (million m3)	p. 44-45 – Responsible Nature - Cemex Manages Water Dependencies, Impacts to Protect Ecosystems p. 225-226 – Non-Financial Information – Water Management
	(2) Total water consumed	Million cubic meters (million m3)
	Percentage of each in regions with High or Extremely High Baseline Water Stress	Percentage (%)

Waste Management

EM-CM-150a.1	Amount of waste generated	Thousand metric tons	p. 39-41 – Smart Decarbonization - Circular Economy p. 224 – Non-Financial Information – Waste Management and Circularity
	Percentage hazardous	Percentage (%)
	Percentage recycled	Percentage (%)

Biodiversity Impacts

EM-CM-160a.1	Description of environmental management policies and practices for active sites	n/a	44-52 – Responsible Nature p. 226 - Non-Financial Information – Biodiversity Management
EM-CM-160a.2	Terrestrial land area disturbed	Hectares (ha)
	Percentage of impacted area restored	Percentage (%)

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

• Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

263	Cemex 2025 Integrated Report

CM–Construction Materials Industry Standard

SASB Code	Metric	Unit of measure	Reference

Workforce Health & Safety

EM-CM-320a.1	(1) Total recordable incident rate (TRIR) for direct employees and contract employees	Rate	p. 70-78 - Health and Safety p. 222 - Non-Financial Information – Health and Safety

Product Innovation

EM-CM-410a.1	Percentage of products that qualify for credits in sustainable building design and construction certifications	Percentage (%)	p. 36-38 – Smart Decarbonization - Sustainable Products and Solutions p. 223 - Non-Financial Information – Sustainable Construction
EM-CM-410a.2	Total addressable market and share of market for products that reduce energy, water or material impacts during usage or production	Percentage (%)

Pricing Integrity & Transparency

EM-CM-520a.1	Total amount of monetary losses as a result of legal proceedings associated with cartel activities, price fixing, and antitrust activities	Currency	p. 217 - Notes to the Consolidated Financial Statements - 26) Legal Proceedings

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

264	Cemex 2025 Integrated Report

Task Force on Climate-Related Financial

Disclosure Response (TCFD)

We support the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD), which was established by the Financial Stability Board (FSB). TCFD recommendations provide a useful framework to increase transparency on climate-related risks and opportunities within financial markets and are an important step towards achieving the goals outlined in the Paris Agreement, supporting the global transition to a low-carbon and climate-resilient economy. In addition, this report complements our application of the International Financial Reporting Standards (IFRS) Sustainability Disclosure Standards issued by the International Sustainability Standards Board (ISSB).

Governance1

Disclose the organization’s governance around climate-related risks and opportunities.

a) Describe the board’s oversight of climate-related risks and opportunities.

Our Board of Directors is ultimately responsible for supervising the overall operation of our company and is composed of qualified executives who provide appropriate oversight2.

Chaired by Rogelio Zambrano, our Board of Directors consists of 12 directors, 10 of whom qualify as independent directors according to criteria specified in Mexican law. During 2025, our Board of Directors met five times to report on a wide range of relevant issues, including the succession of our Chief Executive Officer (CEO), progress on our corporate strategy, the state of our governance system, compensation and nomination-related matters, sustainability and climate-related concerns, shareholder return initiatives and financial results, reporting, and strategy with a board meeting attendance of approximately 98%.

Our Board Committees include the Corporate Practices and Finance Committee, the Audit Committee, and the Sustainability, Climate Action, Social Impact and Diversity Committee3.

The Sustainability, Climate Action, Social Impact and Diversity Committee provides board-level oversight of our sustainability and climate action and nature strategy. The Committee is currently comprised of four members of the Board of Directors, which are approved by our shareholders at Cemex’s shareholders meeting considering their skills and competencies2. During 2025, the Committee met four times with a meeting attendance of 100%.

The sessions of the Committee are usually briefed by the Executive Vice President of Sustainability and Operations Development, along with the Vice President of Global Sustainability. These briefings include in-depth reviews of previously defined topics as well as unforeseen recent developments that are considered material enough to be brought on or that require guidance from the Sustainability, Climate Action, Social Impact and Diversity Committee.

The Committee also reviews and discusses Cemex’s Sustainability Risk and Opportunity Agenda at least once a year. This Sustainability Risk and Opportunity Agenda identifies key sustainability-related risks and opportunities that could impact Cemex’s sustainability priorities, including but not limited to our Future in Action program, our global climate action and nature program to rapidly transform our business through climate action, developing lower-carbon products, solutions, and processes to become a net-zero CO2 company by 2050.

The Committee members are responsible for providing insights and direction on managing these sustainability risks and opportunities, seeking alignment with Cemex’s overall risk management strategy.

The main responsibilities of the Sustainability, Climate Action, Social Impact and Diversity Committee of the Board of Directors are:

∎	Overseeing sustainability, social impact, and diversity policies, strategies, goals and programs;

∎	Reviewing Cemex’s sustainability risk agenda;

∎	Supporting and overseeing the implementation of our Human Rights program, including our Human Rights Policy;

∎	Evaluating the effectiveness of sustainability and climate action, social impact, and diversity programs, goals, and initiatives;

∎	Identifying the main risks concerning sustainability-related matters (including human rights) and overseeing mitigation actions;

∎	Endorsing a model of sustainability, priorities, and key indicators, including our Future in Action climate action and nature program;

∎	Review of the structure of, content, and overall performance set forth in Cemex’s integrated reports;

1	As of December 31, 2025.
2	For more information on our Board of Directors’ expertise, please refer to the “Board of Directors’ Skill Set Connectivity in Managing Risk Factors” section in page 243 of our 2025 Integrated Report.
3	For more information about our Board Committees, please refer to our 2025 Integrated Report, pages 126-128, or our latest annual report filed on Form 20-F.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

265	Cemex 2025 Integrated Report

∎	Reviewing notes to the financial statements related to Cemex’s climate action, as well as on CO2 emissions and sustainable financing, if any;

∎	Reviewing the progress in achieving our sustainability objectives;

∎	Reviewing the communication strategy in sustainability issues;

∎	Providing assistance to the CEO and senior management team regarding the strategic direction on sustainability and social responsibilities model; and

∎	Providing assistance to the Corporate Practices and Finance Committee as needed on diversity matters.

The Chair of the Sustainability, Climate Action, Social Impact and Diversity Committee is the primary responsible person for the oversight of the sustainability and climate action strategy in Cemex and is an independent member of our Board of Directors. On March 26, 2020, Cemex, S.A.B. de C.V. held an ordinary general shareholders’ meeting in which the shareholders for the first time approved the appointment of the members of the Sustainability, Climate Action, Social Impact and Diversity Committee (then known as the Sustainability Committee), elevating the appointment of the members of the Committee from Board of Directors level to shareholder level. The responsibilities of the Chair of the Committee include, among others, the oversight of Cemex’s sustainability strategy, the implementation of Cemex’s Future in Action program and the revision and resources assurance of the CO2 Reduction Roadmap initiatives.

In 2025, the Sustainability, Climate Action, Social Impact and Diversity Committee meetings included the following topics:

∎	Review of Cemex’s 2024 Integrated Report structure, content, and overall performance, presented in March 2025;

∎	Review of key sustainability performance indicators (e.g., climate action, health and safety, water and biodiversity, circular economy, and social impact), of benchmarking with industry peers, and of Cemex’s ESG rankings and ratings;

∎	Review of the 2025-2026 sustainability risk agenda;

∎	Review of the progress in achieving Cemex’s sustainability objectives for 2025 and 2030;

∎	Review of the communication strategy in sustainability issues; and

∎	Discussion of the sustainability strategy, with focus on sustainable finance and Double Materiality Assessment (DMA).

The Sustainability, Climate Action, Social Impact and Diversity Committee discussions in 2025 were enriching and led to valuable outcomes such as:

∎	Record-breaking clinker factor reduction in Cemex to 70.1%, marking the seventh consecutive year of clinker factor reduction;

∎	Continued utilization of alternative fuels with biomass content;

∎	Update of our Future in Action program strengthening focus, execution, and integration;

∎	Deeper analysis of ESG risks and opportunities, especially climate-related; and

∎	Continued focus on disclosure compliance in respect of ESG-related matters improving overall ESG score performance by external evaluators.

To know more about our climate-related achievements in 2025, please refer to pages 31-43 in our 2025 Integrated Report.

b) Describe management’s role in assessing and managing climate-related risks and opportunities.

At the executive level, our CEO and members of our Executive Committee (ExCo) oversee the day-to-day operation of our company. They guide the implementation of our global business strategy. On a monthly basis, the ExCo reviews the progress and performance of our Future in Action program.

The Executive Vice President of Sustainability and Operations Development, reporting directly to Cemex’s CEO, is a position in the ExCo to oversee the areas of Sustainability, Operations, Technology, Energy, Research and Development, Trading and Shipping. This position coordinates and executes the sustainability and climate change strategy of the company. The Executive Vice President of Sustainability and Operations oversees the integration and progress of all sustainability and climate-related initiatives and targets across all the company.

The Sustainability department, coordinated by the Vice President of Global Sustainability reporting directly to our Executive Vice President of Sustainability and Operations Development, has leadership in each operating region to facilitate the coordination with other functions that contribute to the sustainability and climate change strategy. This role also involves coordinating with regional sustainability leaders to consolidate sustainability efforts and mitigate potential risks across all business units.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

266	Cemex 2025 Integrated Report

The responsibilities of the Executive Vice President of Sustainability and Operations Development, as well of the Vice President of Global Sustainability as the management roles include:

∎	Monitoring the company’s performance in terms of sustainability, including metrics of our Future in Action program, CO2 emissions and climate-related key performance indicators (KPIs), water, biodiversity, air quality, among others

∎	Monitoring of the company’s global sustainability and climate strategy, including our CO2 roadmap implementation and resources assurance for the execution of the reduction initiatives and presentation to the ExCo and Board for approval;[4]

∎	Coordination of the Future in Action program and its related sustainability and climate initiatives and targets;

∎	Assessment of sustainability and climate-related risks and opportunities together with the Strategic Planning team leading the Enterprise Risk Management (ERM) system;

∎	Reviewing the sustainability risk agenda, considering residual risks (including climate-related risks and opportunities) over the short-, medium-, and long-term, and presenting it to the Board;

∎	Climate-related targets definition and implementation and sustainability initiatives for approval by the ExCo and Board of Directors.

Link to remuneration

Cemex has established a consistent set of targets for achieving specific net CO2 emissions (kg CO2/ton of cementitious product) at regional, national, and plant levels, and these are linked to our publicly disclosed 2030 targets. These targets are a mandatory part of the performance evaluation for the CEO, Executive Committee members (regional level), and Country Managers (business unit level) and are transmitted in a top-to-bottom manner across the organization.

As part of this effort, all regional cement operations leaders and cement plant heads are required to assign at least 20% of their individual performance results weighting to the achievement of their specific CO2 emissions target as part of their variable compensation. Since 2022, and to strive for progress of our 2030 target, Cemex’s Executive Variable Compensation Plan includes a CO2 Emissions Component related to carbon reduction goals that could have an impact ranging from -10% to +10% in the total cash payout of the annual Variable Compensation Plan. In March 2022, the Variable Compensation Plan was expanded to cover 4,500 executives, including our CEO and senior management. During 2025, the total variable compensation payment to all eligible employees was US$100.3 million.

4	For more information on our risk prioritization, please refer to the Risk Management section of this TCFD report.
*	Enterprise Risk Management system included in the Executive Vice President of Strategic Planning and Business Development.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

267	Cemex 2025 Integrated Report

Strategy

Disclose the actual and potential impacts of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning where such information is material.

a) Describe the climate-related risks and opportunities the organization has identified over the short-, medium-, and long-term.

b) Describe the impact of climate-related risks and opportunities on the organization’s businesses, strategy, and financial planning.

Our risks and opportunities are measured and assessed taking into consideration Cemex’s time horizons definition as short-term, medium-term, and long-term as follows:

Short-term	Medium-term	Long-term

1 year	5 years	+5 years

These time horizons are aligned with Cemex’s strategic planning decisions and are used as reference for this climate-related risks and opportunities assessment.

Cemex assesses climate-related risks and opportunities into two main categories: transition, which refer to the potential impacts of moving into a low-carbon economy; and physical, which refer to potential weather events that could directly affect our assets and operations.

The following is a brief description of some of the main short-, medium-, and long-term climate-related risks and opportunities faced by Cemex, including information and details related to the effects of these on the business strategy and decision making, mitigation actions, and financial effects:

Risk: Transition – Policy Time horizon effects: Short- to medium-term

Description

Cemex is subject to a growing number of CO2 regulations aiming to incentivize CO2 emissions reduction. In jurisdictions with carbon regulation in place, such regulations often manage CO2 pricing in the form of cap-and-trade systems, particularly in Europe and in the U.S in California and Colorado. In other geographies, new or stricter CO2 regulations are under discussion or development and could imply a higher CO2 cost for Cemex in the short- and medium-term, for example, in the form of Emissions Trading Systems or CO2 taxes. Unclear CO2 regulations could result in double regulations.

For instance, an entity may be subject to a cap -and-trade scheme as well as an emissions tax, which may have inconsistent or overlapping policy objectives. Likewise, the unequal application of a CO2 pricing mechanism between local and foreign producers could cause competitive disadvantages. On the other hand, government policies that incentivize the use of alternative technologies to reduce CO2 emissions (e.g., circular economy practices) are not advancing at the required pace or at the same pace in all geographies in which we operate, which may slow down the reduction of CO2 emissions.

Current and anticipated effects on business model and value chain	Effects on strategy and decision-making	Current and anticipated financial effects

We are experiencing increased costs in our direct operations and value chain in countries with existing Emissions Trading Systems (ETS), including our European operations, California and Colorado in the United States, and we expect in the future to increase our costs in Mexico which is still in the pilot phase as of the date of this report. Additionally, higher costs are arising in countries with carbon taxes, such as several Mexican states.

Cemex fully supports the implementation of the Paris Agreement and collaborates with governments worldwide to define and implement Nationally Determined Contributions (NDCs). Whether driven by such NDCs or otherwise, there is an increasing amount of climate-related regulations across the jurisdictions in which we operate. Even small changes to free allocation of carbon allowances to our installations, overall scarcity of allowances, or the level of taxes, for example, can have significant implications for Cemex.

At Cemex, we have our cement plant-by-plant CO2 Roadmap, which includes all the initiatives to reduce CO2 needed to accomplish our 2030 targets. We have identified, evaluated and prioritized initiatives to execute during this decade, including the switch to alternative fuels, specifically biomass, clinker substitutes and the use of decarbonated raw materials. The initiatives are calendarized and their implementation is monitored in a monthly basis by the CEO and ExCo. We also participate in the development of CCUS (Carbon Capture Utilization and Storage) technology as a long-term solution beyond 2030.

Additionally, as part of our strategy, we have implemented robust advocacy efforts across the geographies where we operate. In Mexico, we collaborate with the Mexican government through CANACEM to review the expected ETS regulations; in the SCA&C region, we collaborate with FICEM to assess the economic and emissions impact of carbon tax regulations versus ETS.

Increased costs resulting from regulation and carbon pricing, potentially exacerbated by competitive pressure from imports from countries with less stringent CO2 regulations, and penalties for non-compliance with laws and regulations could have a material adverse effect on our business, financial condition, and results of operations.

An increase in production costs is already impacting on our operating expenses, particularly in our European cement operations and in California, due to regulatory changes.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

268	Cemex 2025 Integrated Report

Risk: Transition – Technology Time horizon effects: Long-term

Description

The development and scaling of new technologies are essential to reducing CO2 emissions and meeting our 2050 net-zero CO2 emissions target, the sustainability-related key performance indicators (KPIs) in our financing arrangements, and the limits of any cap-and-trade systems applicable to Cemex. However, some CO2 reduction technologies still require validation in terms of technical feasibility, viability, and scalability. Developing breakthrough technologies also requires significant capital investment.

Failure to effectively select, develop, deploy, or invest in the necessary technologies, or delays in their implementation, could prevent Cemex from achieving its 2050 net-zero CO2 emissions target and complying with limits under cap-and-trade systems to which Cemex is subject and sustainability-related KPIs in its financial agreements. It could also result in failure to meet stakeholders’ expectations. Furthermore, delays or shortcomings in developing sustainability-related technologies may limit the range of eligible projects for certain financing proceeds and reduce the effectiveness of those investments.

Current and anticipated effects on business model and value chain	Effects on strategy and decision-making	Current and anticipated financial effects

We face increased costs due to the development and deployment of new technologies for products, solutions, and implementation across direct operations and upstream and downstream value chains.

The process to secure government funding is highly competitive, and economic or regulatory incentives for developing and testing these technologies are not available in all geographies.

Cemex, through the Global Research and Development, the Global Operations, Technology, and Energy, and Cemex Ventures teams, constantly evaluates and assesses new climate-related and lower-carbon technologies, whether proprietary or external. We collaborate with startups, universities, industry players, and partners from other industries. Some of our research and development initiatives include low-CO2 cements and carbon capture, utilization, and storage (CCUS) projects. We collaborate with the European Climate Research Alliance (ECRA) and the Global Cement and Concrete Association (GCCA) on diverse projects and work under the EU H2020 scheme and the EU Innovation Fund on CCUS technologies.

As of the date of this report, Cemex is participating in 22 industrial-scale projects supporting smart decarbonization priorities, deploying mature solutions that deliver direct and measurable emissions reduction, and we have 26 projects in the pipeline aimed at de-risking and scaling emerging technologies, enabling Cemex to reach its net-zero emissions goal in a profitable and sustainable manner. To build and expand this portfolio, we are seeking and expect to continue seeking government funding in Europe, where there are well-established programs to foster green technology innovation.

High capital investment in research and development and new technologies, along with potential write-offs or early retirement of existing assets and the cost of asset upgrades, poor capital allocation, substantial penalties, higher capital costs, and stakeholder activism could have a material adverse effect on our business, financial condition, and results of operations.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

269	Cemex 2025 Integrated Report

Risk: Transition - Market Time horizon effects: Medium-term

Description

More stringent construction and energy efficiency standards are expected to drive demand for new lower-carbon products and construction solutions. As consumer expectations continue evolving, there is a risk that Cemex may fail to meet future market demands for new or alternative lower-carbon products and solutions.

On the other hand, a lack of regulatory incentives or regulations promoting the use of lower-carbon products could fail to incentivize their adoption. If customers are unwilling to bear the additional costs associated with transitioning to a low-carbon industry, this could also compromise our roadmap to achieving net-zero emissions by 2050. As industry peers embark on decarbonizing strategies, the competition for raw materials with lower-carbon footprint increases, driving up costs and limiting availability.

Current and anticipated effects on business model and value chain	Effects on strategy and decision-making	Current and anticipated financial effects

Effects on direct operations and value chain, both upstream and downstream, related to the development of new lower-carbon products to meet new construction standards, requirements, and expectations.

Cemex closely monitors demand for lower-carbon products, while our three internal and external innovation channels continuously research for innovative low-carbon solutions to expand our solutions portfolio, including our family of products with sustainable attributes, Vertua®.

Through Urbanization Solutions, we aim to provide sustainable alternatives for metropolitan growth, providing the market with high-efficiency building solutions. Through Cemex Ventures, we aim to identify, develop, and partner with disruptive construction projects and companies to accelerate the commercialization of low-carbon solutions.

The following factors could have a material adverse effect on our business, financial condition, liquidity, and results of operation: (1) reduced demand for our products and solutions due to shifting consumer preferences toward sustainable products could impact our revenue stream; (2) increased production costs due to more competition for lower-carbon and alternative raw materials; (3) higher capital expenses to adjust production processes and technology to incorporate lower-carbon alternative raw materials, and renewable energy; and (4) potential damage to our reputation if sustainability expectations are not met.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

270	Cemex 2025 Integrated Report

Risk: Transition – Reputation Time horizon effects: Short-term

Description

According to the GCCA, the cement industry accounts for approximately 7% of the world’s CO2 emissions. Cement could be perceived as a relevant contributor to CO2 global emissions. Negative company reputation or industry stigmatization to CO2 emissions, along with related stakeholder activism could have a negative impact on our stakeholders’ preferences for Cemex products.

Current and anticipated effects on business model and value chain	Effects on strategy and decision-making	Current and anticipated financial effects

Effects on direct operations and value chain, both upstream and downstream, which could potentially affect the demand for our products and solutions, capital availability or cost, and business continuity.

Cemex is in constant communication with its stakeholders to understand their views and expectations. This risk is monitored on a regular basis and guided by our Code of Ethics and Business Conduct, and our Public Affairs and Stakeholder Engagement policies.

We aim to address key topics and priorities raised by our stakeholders and identified through our double materiality assessment. We maintain open, ongoing communication through diverse channels to encourage meaningful dialogue, foster collaboration, and continuously strengthen our stakeholder engagement.

Also, Cemex is actively involved in industry associations in the jurisdictions where it operates, including the GCCA.

Negative disposition towards Cemex and the cement industry could reduce the demand for our products and solutions, affecting our revenue, reducing capital availability and/or increasing our cost of capital, increasing stakeholder’s activism, and business operations disruption. All these events could have a material adverse effect on our business, financial condition, liquidity, and results of operations.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

271	Cemex 2025 Integrated Report

Risk: Acute and Chronic Physical Time horizon effects: Short- to medium-term

Description

Climate change is expected to intensify the severity and frequency of natural disasters already experienced in most geographies, such as tropical cyclones or other extreme storms, while also bringing new environmental changes that could impact people’s lives and economic activities. Our operations and business are exposed to the event-driven acute physical risks and the chronic physical risks associated with longer-term shifts in climate patterns.

Current and anticipated effects on business model and value chain	Effects on strategy and decision-making	Current and anticipated financial effects

The increased frequency and severity of extreme weather events could cause direct damage to our operations and downstream value chain, as well as the disruption of our business continuity, specifically in geographies with a high occurrence probability of natural disasters, including but not limited to the United States, Spain, the Caribbean, and Mexico.

Since 2023, we have partnered with Risilience, an enterprise risk management specialist, to assess our exposure to climate-related risks and opportunities under different global average-temperature increase scenarios.

Additionally, the assessment of physical climate risks is a constant task of Cemex’s ERM system, which includes updating local emergency plans and collaborating with insurers to understand the potential changes in insured risks.

To manage the physical risks, we aim to minimize the potential impact of a disruptive event in our business through our Business Continuity & Crisis Management (BC&CM) program. Under the scope of the BC&CM program, a business recovery plan is implemented in each identified site, enabling the continuity and recovery of operations. The BC&CM program includes training, drills, and protocols which are essential to our ability to respond to unexpected operational risks with potential to disrupt business continuity, protecting people, surroundings, and operations. More information on our BC&CM program is available on page 143 of our 2025 Integrated Report.

Asset damage, business disruption, loss of sales, cost increase, and even reputation damage or possible litigation. The decrease in sales volume caused by physical hazard events is usually counterbalanced by the increase in the demand for our products and solutions during the reconstruction phases. Chronic physical risks could result also in supply chain disruptions that could have a negative impact on the product delivery time and the cost of serving our markets.

Increased frequency and strength of tropical cyclones, as well as other extreme storms, can also cause loss of production in our operations due to the time to recover a plant to its original production before the event.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

272	Cemex 2025 Integrated Report

Opportunity: Market - Products and services - Increased sales of existing products and services Time horizon effects: Medium-term

Description

More stringent building codes are likely to encourage the development and adoption of innovative materials and construction solutions, which may provide cement innovators with a competitive advantage and support improved margins for existing and new high-performance products, supported by growing demand for low-carbon solutions across regions. We believe that we have several opportunities to expand our business by contributing to the development of sustainable cities, which involves lowering the total energy consumption of buildings through innovative design and construction practices. This transition is expected to increase the construction activity as older buildings are replaced or refurbished. Additionally, there is potential for increased demand for products and solutions that help to comply with new construction standards requirements.

There is an opportunity to increase the demand of concrete products to support societal growth and attend to the need of adapting buildings and infrastructure to expected climate change effects. In the IEA’s Net Zero by 2050 scenario, it is recognized that per capita demand for cement and other materials increases during phases of economic development, particularly in emerging economies, before stabilizing and declining as economies mature. Over the past two decades, global cement demand has more than doubled, driven by population growth and economic expansion. Looking ahead, demand is expected to continue increasing as cement is required to develop additional transport infrastructure—such as roads and facilities supporting bicycles, cars, and trucks—as well as energy infrastructure, including power plants and wind turbines, to support the transition toward net-zero CO2 scenarios.

Current and anticipated effects on business model and value chain	Effects on strategy and decision-making	Current and anticipated financial effects

Our downstream value chain spans multiple geographies, including Egypt, Colombia, Israel, Nicaragua, Mexico, Puerto Rico, Barbados, Trinidad and Tobago, the United Arab Emirates, and the United States.

Given Cemex’s strong presence in developing markets such as South, Central America and the Caribbean, Mexico, and Egypt, demand for concrete products is expected to increase initially to support societal growth needs. Over time, additional demand is likely to be driven by the need to adapt buildings and infrastructure to the anticipated impacts of climate change, particularly in geographies most exposed to extreme weather events, including, but not limited to, the United States, Spain, the Caribbean, and Mexico.

	Cemex offers a range of lower-carbon cement and concrete products, such as Vertua® lower-carbon concrete and our lower-carbon cement, along with other products with sustainable attributes like energy efficiency, water conservation, recycled materials, and design optimization. These products have been rapidly adopted by our customers across different geographies. As of December 31, 2025, Vertua®, accounted for 63% of our total cement sales and 56% of our total concrete sales.	Increased revenues are expected due to rising demand for products and services, along with access to new and emerging markets. This competitive edge could also allow for higher margins on both existing and newly developed higher performance products.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

273	Cemex 2025 Integrated Report

Opportunity: Products and services - Development of new products or services through research and development and innovation Time horizon effects: Medium-term

Description

Cement and concrete offer several important characteristics for a low-carbon transition, including longevity, resistance, thermal properties for hot and cold weather, and wide availability. These attributes contribute to building resilient infrastructure capable of withstanding the detrimental consequences of climate change and providing the level of climate-proofing that could become mandatory as national building codes are revised to address more extreme weather events. These building codes foster the development of new materials and construction solutions and products, creating significant potential for further developments to decrease embodied carbon, improve the insulating properties of concrete, further increase its strength, and introduce smart functions to extend maintenance intervals and technical lifespans.

Current and anticipated effects on business model and value chain	Effects on strategy and decision-making	Current and anticipated financial effects

Effects on the downstream value chain. Cemex has observed increasing demand for lower-carbon products mainly in Europe and other countries like Colombia.

Our research and development is constantly adapting our product portfolio to meet evolving customer and societal needs.

Cemex conducts research and development projects to anticipate future needs and challenges of society and evaluate existing and emerging technologies. Through the Global Research and Development team, Cemex focuses on developing cutting-edge, cost-effective, and sustainable technologies to meet demanding performance requirements and through the Global Operations, Technology, and Energy team, Cemex fosters innovation across cement production and CCUS technologies.

Additionally, through Urbanization Solutions, Cemex leverages its expertise in building materials to offer complementary solutions that address pressing societal needs, such as resilient buildings and infrastructure appropriate for disaster relief, energy efficiency, and affordability.

Increased revenues resulting from increased demand for products and services and from access to new and emerging markets.

Revenues are primarily influenced by the expected increase in sales of resilient and lower-carbon products. As customers gain a deeper understanding of the importance of reducing carbon footprints and assessing product life-cycle impacts, this opportunity has the potential to become increasingly significant.

The cost of developing a new high-energy efficiency product depends on several factors and is part of research and development activities. Additional expenses include certification, market introduction, research and development staffing, and market penetration efforts.

Additionally, we have received support through EU Innovation Funds for our new research and development technologies.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

274	Cemex 2025 Integrated Report

Opportunity: Technology - Resource efficiency - Cost savings Time horizon effects: Long-term

Description

Both the environment and Cemex’s revenues can benefit from co-processing if the right waste management regulations are in place. It could enable the development of a profitable waste management business by, for instance, imposing taxes and bans on landfills. This could lead to an increase in the availability of alternative fuels at a lower cost and reduce CO2 emissions.

The benefits of co-processing, which consist of switching from conventional fossil fuels to alternative fuels, mainly Refuse Derived Fuels (RDF), are not widely understood in our areas of influence, especially in those regions with a lack of or low regulatory enforcement, like Latin America, Asia, and Africa and some areas in the United States. These are precisely the markets where Cemex could benefit the most from increased alternative fuel rates at lower costs.

Current and anticipated effects on business model and value chain	Effects on strategy and decision-making	Current and anticipated financial effects

Direct operations, including countries such as Egypt, Colombia, Mexico, Nicaragua, Panama, Jamaica, Puerto Rico, Barbados, the United Arab Emirates, and the United States.

Countries in Europe have already leveraged on this opportunity. For example, Poland, where appropriate waste regulations and economic incentives are in place, has achieved an alternative fuel substitution rate of more than 90% year-over-year, while Cemex’s 2025 global alternative fuels substitution rate was 32%.

To capitalize on the opportunity to increase the use of lower-emissions sources of energy in our kilns, Cemex launched Regenera in 2023, a business unit focused on circularity services. Regenera offers waste management solutions to private and public sectors, including the reception, management, recycling, and co-processing of different kinds of waste. The integration of processed waste into the cement and concrete manufacturing processes decreases the need for natural raw materials and fossil fuels for cement production.

Additionally, we have other lines of action: (1) contact the Local/ Regional/National administrations to promote the implementation of the proper regulation, and (2) promote co-processing in our communities and with our main stakeholders.

Reducing exposure to future fossil fuel price increases by switching from fossil fuels to alternative fuels and reducing our direct costs where the appropriate legislations are in place.

This can impact on financial planning costs associated with the alternative fuels strategy when the price lowers or is expected to lower. The impact of this lever is still low, primarily affecting some EU operations, mainly in the U.K. and Poland.

The long-term costs of realizing this opportunity worldwide include lobbying expenses to support the implementation of appropriate waste management policies and to promote the unique benefits of co-processing.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

275	Cemex 2025 Integrated Report

Cemex’s Transition Plan

Future in Action, our global climate action and nature program, is our long-term road map to achieve carbon neutrality by 2050, reflecting our conviction that climate action underpins competitiveness, operational resilience, and sustainable growth. Future in Action addresses this challenge through two core pillars, smart decarbonization and responsible nature, and is supported by three enablers, which are innovation and partnerships, advocacy, and sustainable finance.

Together, they strengthen focus, integration, accountability, and execution. Within the current Future in Action program, existing initiatives and commitments are consolidated into a sharper, more integrated approach. At its core, Future in Action positions Cemex to effectively address climate risks, opportunities, and impacts.

Since 2022, Cemex validated its 2050 net-zero CO2 roadmap and its 2030 decarbonization goals under the Science Based Targets initiative’s (SBTi) 1.5°C Scenario, becoming one of the first companies in the industry to do so.

To learn more about our Future in Action program and Smart Decarbonization strategy, please refer to pages 30-43 in our 2025 Integrated Report or visit cemex.com

Additionally, as part of our transition plan, innovation plays an essential role and is a competitive advantage for accelerating our operational excellence strategy and achieving our goal of being net-zero by 2050.

With innovation as a core company value, we reframed our approach to concentrate on high-impact levers. We have set new corporate thresholds for innovation investments and continue applying discipline and rigor in our business cases. Our innovation agenda has a distinct focus: Contribute to smart and profitable decarbonization that creates value for our stakeholders.

Our new innovation framework is designed to deliver a clear, aligned, and impact-driven portfolio of projects which are deployed across our regional operations and corporate functions.

To learn more about our new innovation framework, please refer to pages 53-58 of our 2025 Integrated Report.

Internal Carbon Price

Since 2020, Cemex has implemented an internal carbon price as a shadow price to drive low-carbon investments and change internal behaviors. This approach reflects a simulated cost for CO2 emissions, assuming that all our sites worldwide operate under an Emissions Trading System (ETS). Each year, we update the price of carbon according to the latest EU ETS average price forecast from a report by 10 analysts (76.3 EUR/t for 2025 and 131 EUR/t for 2030; UKA 2025: 52.4 GBP/ton). This also includes U.K. ETS price forecast. The California market price is adjusted based on analyst’s best estimate used for our California operation (28.1 USD/t in 2025, and 90 USD/t in 2030). For non-regulated countries outside the EU and California, we apply a carbon floor price of 25.9 USD/ton in 2025, and 36 USD/t in 2030. These forecasts are used in all our business units, enabling managers to make operational and investment decisions while considering the impact of CO2 emissions on present and future financial performance.

c) Describe the resilience of the organization’s strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.

To better assess, quantify, and report climate-related risks, since 2023, we have engaged with Risilience, an enterprise risk management specialist that uses technology pioneered by the Centre for Risk Studies at the University of Cambridge Judge Business School. This partnership allows us to assess our exposure to climate-related risks and opportunities under different global average-temperature increase scenarios. The technology allowed us to develop a digital twin of our operations to model impacts for both our physical and transition risks.

The 2023 pilot project focused on the physical risks of 20 of our most significant facilities and locations. In 2024, we expanded the assessment to include all key assets from our cement, ready-mix, and aggregates business, covering more than 1,500 assets1. The digital twin incorporates five emission scenarios and Shared Socioeconomic Pathways (SSP) defined by the Intergovernmental Panel on Climate Change (IPCC): Paris Ambition (SSP1-1.9), Paris Agreement (SSP1-2.6), Stated policy (SSP2- 4.5), Current policy (SSP3-7.0), and No policy (SSP5-8.5).

These pathways define possible future emission scenarios with different narratives that explore how society, demographics, and economics will affect greenhouse gas emissions, resultant radiative forcing, and temperature rise across the globe. The scenarios are based on the SSPs combined with the Representative Concentration Pathways (RCPs), which form the basis of the Sixth Assessment Report (AR6) from the IPCC.

This scenario analysis assesses the resilience of Cemex’s climate strategy over the medium-term (five-year) and long-term (2040). The identified risks and opportunities are assessed based on their impact on business activity, financial and earnings position, and cash flow (USD million).

1	Risiliance assessment considers discontinued operations.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

276	Cemex 2025 Integrated Report

Scenario Name and Reference	No Policy Action (SSP5-8.5)	Current Policy (SSP3-7.0)	Stated Policy (SSP2-4.5)	Paris Agreement (SSP1-2.6)	Paris Ambition (SSP1-1.9)

Description	Governments fail to implement policies and therefore, CO2 emissions go unregulated	Existing CO2 emission reduction policies are followed	Existing and planned CO2 emission reduction policies are implemented and followed	There is an attempt to follow environmentally friendly practices; most of the major consequences of climate change are averted	Strict environmentally friendly practices are adopted, avoiding major consequences of climate change

Temperature change vs average global temperature of 1850-1900	2030 – 1.6°C 2050 – 2.4°C 2100 – 4.4°C	2030 – 1.5°C 2050 – 2.1°C 2100 – 3.6°C	2030 – 1.5°C 2050 – 2.0°C 2100 – 2.7°C	2030 – 1.5°C 2050 – 1.7°C 2100 – 1.8°C	2030 – 1.5°C 2050 – 1.6°C 2100 – 1.4°C

Relevant Underlying Assumptions

Industry policies and incentives to technology development	Lack of global GHG policies and regulations.	Climate policies remain limited and are likely to vary by region with different levels of enforcement. Energy efficiency in plants is primarily pursued as a cost-effective measure.

Different measures depending on the geography.

EU: New Industrial Strategy and country-level spending on green industry pilots, circular economy and hydrogen.

U.S.: Investments from a Department of Energy program to decarbonize manufacturing.

LATAM: No incentives, except in Brazil.

				Across all regions, policies are expected to support increased deployment of CCUS and hydrogen, promote the circular economy, and enhance minimum energy performance standards for electric motors by 2025, along with mandatory energy audits.	Achieving these targets will require a much faster pace of technological innovation than previously achieved, and at a competitive cost. Most new clean technologies in heavy industry are expected to be demonstrated at scale by 2030, with over 90% of heavy industrial production reaching low emissions by 2050.

Building sector policies	NA	Building codes and standards vary significantly between regions, with weaker regulations in developing areas, which lag behind more developed regions. The integration of renewable energy sources in buildings is low, and buildings continue to rely on fossil fuels to meet their energy and electricity demands.	Policies and measures differ by region: in the EU, there are country-level incentives for renovations and appliance upgrades, new building codes, and support for clean heating incentives and investments; in Egypt, minimum performance standards apply only to incandescent lamps; in the U.S., updated minimum energy performance standards are in place; in LATAM, no building policies are currently in effect.	Mandatory energy conservation building codes, including net-zero emissions requirement for all new buildings by 2030, at the latest.	Universal energy access is anticipated, with all new buildings being zero-carbon-ready, and 85% of all buildings reaching zero-carbon readiness by 2050.

Carbon price (IEA reference) USD/ton	NA	Low carbon prices due to weak climate policies.	EU: 2030: 65 / 2040: 75 / 2050:90 Colombia, Mexico: 2030: 15 / 2040: 20 / 2050: 30 US: Price only in California.	Advanced economies: 2030: 120 / 2040: 170 / 2050: 200 Colombia and Mexico with NZ pledge: 2030: 40 / 2040: 110 / 2050: 160	Advanced economies: 2030: 130 / 2040: 205 / 2050: 250 Developing economies: 2030:15 / 2040: 35 / 2050: 55

Cement demand and demand of lower carbon products	No demand for lower-carbon products. Cement demand increases to build infrastructure adapted to the dramatic effects of climate change, such as floods or droughts.	Slow adoption of lower-carbon products with developed countries having higher adoption rates than developing regions. Cement demand increases due to high population growth and urbanization in developing countries.	CAAGR: +0.7 in 2030 and -0.2 in 2050 Lower-carbon products demand increase +0.1	CAAGR: +0.7 in 2030 and -0.4 in 2050 Lower-carbon products demand increase +0.2	CAAGR: -0.20 in 2030 and -0.3 in 2050 Lower-carbon products demand increase +0.5

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

277	Cemex 2025 Integrated Report

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

278	Cemex 2025 Integrated Report

Cemex recognizes that climate action is the greatest challenge of our time and our climate strategy remains aligned with the most ambitious scenario, Paris Ambition (SSP1-1.9). The assessment considers the inherent risk to Cemex but does not account for residual risk. However, the results confirm that Cemex’s carbon strategy is generally robust and demonstrates strong climate initiatives and performance. Particularly, we have robust efforts in technology and market, as these two areas show a high impact quantification throughout the three time frames considered in this assessment. Our innovation and research and development teams are continuously working to identify, develop, and invest in new technologies that deliver innovative building materials and solutions to build resilient cities, urban projects, buildings, and infrastructure. We are also investing in and forming partnerships to develop and leverage technologies as we enhance our production processes, in line with our climate commitments.

Additionally, our portfolio of products and solutions with sustainable attributes, Vertua®, which includes our lower-carbon concrete and cement, has gained rapid adoption by customers across the geographies where we operate. Cemex remains committed to offering products and services that address our customers’ sustainability-related concerns while maintaining alignment with the most ambitious net-zero scenario efforts by 2050.

The results of this assessment, along with the analysis of our Future in Action program, with its related initiatives and progress, demonstrate that our strategy is robust and well-prepared to tackle the most ambitious challenges expected under each scenario and to deliver on our climate commitments.

We will continue working toward our 2030 target of reducing our net specific CO2 emissions by 47% compared to our 1990 baseline. Also, Cemex expects to continue investing in research and development, capitalizing on Cemex Ventures and strategic partnerships to continue at the forefront of the building materials industry by offering cutting-edge sustainable products and solutions and improving our production processes in line with our decarbonization roadmap. We anticipate that these efforts will be further strengthened in the most carbon-constrained scenarios.

Risk Management

Disclose how the organization identifies, assesses and manages climate-related risks.

a) Describe the organization’s processes for identifying and assessing climate-related risks.

b) Describe the organization’s processes for managing climate-related risks.

c) Describe how processes for identifying, assessing, and managing climate-related risks are integrated into the organization’s overall risk management.

Cemex’s Enterprise Risk and Opportunity Management

Cemex has an Enterprise Risk Management (ERM) system established throughout the organization with global policies and procedures designed to anticipate and manage the main risks and opportunities that could affect our business. Our ERM system, led by our Corporate Strategic Planning team and supported by cross-functional teams, combines bottom-up and top-down strategies to support better-informed decision-making and risk-management strategy at all levels of the organization. Sustainability risks and opportunities, including those related to climate change, are managed within the ERM system. The ERM and the Sustainability functions are the primary responsible departments for assessing climate-related risks and opportunities.

Our risk and opportunity agenda, developed at global, regional, and country levels, results from a comprehensive ERM process that identifies and manages various types of risks, trends, emerging concerns, and opportunities that could impact Cemex’s strategic priorities in the short-, medium-, and long-term. This agenda is presented and reviewed once a year to the Risk Management Committee, which is composed of the ExCo members at a global level, and to the Board of Directors through the Sustainability, Climate Action, Social Impact and Diversity Committee for its insight, discussion, and approval. This agenda includes sustainability, ESG, and climate-related risks and opportunities, which are managed within the ERM system.

The Board of Directors, through the Sustainability, Climate Action, Social Impact and Diversity Committee, provides strategic guidance, oversight, and discusses in detail the sustainability and climate-related risks and opportunities previously identified in the risk and opportunity agenda. These risks and opportunities are prioritized based on their overall risk rating assessed by ERM, which is based on their estimated probability (likelihood of the risk materializing) and impact (qualitative/quantitative consequences for Cemex if the risk materializes).

In addition to our ERM system to identify, assess, monitor, and manage climate-related risks and opportunities, a scenario analysis is elaborated, integrating the risks and opportunities identified in the agendas, and using relevant inputs and parameters to assess each element. This assessment is presented in the Strategy section of this TCFD report.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

279	Cemex 2025 Integrated Report

Risk and Opportunity Management Process at Cemex

Our risk and opportunity management processes adhere to best practices from the ISO 31000, ISO 22301 and ISO 22361 standards for risk management, business continuity, and crisis management, as well as the Business Continuity Institute guidelines.

For more information on Cemex’s Risk and Opportunity Management, please refer to pages 142-143 in our 2025 Integrated Report.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

280	Cemex 2025 Integrated Report

Metrics and Targets

Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.

a) Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.

b) Disclose scope 1, scope 2, and, if appropriate, scope 3 greenhouse gas (GHG) emissions, and the related risks.

GHG EMISSIONS	2023	2024	2025

Scope 1 absolute gross CO2 emissions in cement (million ton)[1]	32.5	26.4	25.3

Scope 1 absolute net CO2 emissions in cement (million ton)[1]	29.0	23.9	23.6

Scope 2 absolute CO2 emissions in cement (million ton)[1,2]	2.7	2.0	1.6

Scope 1 specific gross CO2 emissions (kg CO2/ton of cementitious product)[1]	603	580	566

Scope 1 specific net CO2 emissions (kg CO2/ton of cementitious product)[1]	541	526	528

Scope 2 specific CO2 emissions (kg CO2/ton of cementitious product)[1,2]	50.6	44.7	35.5

Reduction in CO2 emissions per ton of cementitious product from 1990 baseline (%)	32.6	33.9	33.7

Reduction in CO2 emissions per ton of cementitious product from 2020 baseline (%)	12.8	15.2	14.4

Scope 1 CO2 gross emissions (million ton)[3]	33.3	27.2	26.1

Scope 2 CO2 emissions (million ton)	2.9	2.2	1.8

Scope 3 CO2 emissions (million ton)[4]	16.4	13.4	12.4

Category 1: Purchased goods and services (million ton)[5]	5.9	4.8	4.5

Category 2: Capital goods (million ton)	0.2	0.2	0.2

Category 3: Fuel and energy related (million ton)[5]	2.4	2.0	1.9

Category 4: Upstream transport (million ton)	2.0	1.7	1.7

Category 5: Waste (million ton)	0.002	0.002	0.002

Category 6: Business travel (million ton)	0.02	0.02	0.01

Category 7: Employee commuting (million ton)	0.06	0.05	0.05

Category 9: Downstream transport (million ton)	0.6	0.6	0.8

Category 10: Processing of sold products (million ton)	0.1	0.1	0.1

GHG EMISSIONS	2023	2024	2025

Category 11: Use of sold products (million ton)[5]	3.6	2.0	1.4

Category 12: End-of-life treatment of sold products (million ton)	0.6	0.9	0.8

Category 15: Investments (million ton)	1.0	1.0	0.9

CO2 emissions intensity per US$ of revenue (Scope 1 + 2) (kg CO2/US$)	2.1	1.8	1.7

CO2 avoided emissions (million tons)	11.6	11.1	11.9

CO2 emissions from biogenic carbon (million tons)[1]	1.8	1.8	1.8

Scope of emissions covered by an ETS/carbon taxation regime (% Scope 1)[3]	30	34	39

ALTERNATIVE RAW MATERIALS & WASTE MANAGEMENT	2023	2024	2025

Clinker Factor (Cementitious) (%)	72.3	71.8	70.1

Alternative raw material rate (%)[6,7]	12.7	14.0	13.7

Total waste sent for disposal (thousand ton)	826.5	848.0	697.5

Total waste-derived sources repurposed (million ton)[8]	24.7	27.1	25.3

Percentage of own operational waste that is recycled (%)	79	82	84

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

281	Cemex 2025 Integrated Report

WATER MANAGEMENT[9]	2023	2024	2025

Total water withdrawals (million m3)	52.5	50.1	45.2

Total water discharge (million m3)	14.1	12.7	10.9

Total water consumption (million m3)	38.4	37.4	34.3

Total freshwater withdrawn in sites located in water-stressed areas (million m3)	6.3	3.8	2.8

Total freshwater consumption in sites located in water-stressed areas (million m3)	5.7	3.6	2.8

Specific water consumption

Cement (l/cement ton)	255	262	262

Ready-mix (l/m3)	233	235	230

Aggregates (l/ton)	135	140	114

Sites with water recycling systems (%)	87	89	91

ENERGY CONSUMPTION	2023	2024	2025

Specific heat consumption (MJ/ton clinker)[1,6]	4,110	4,113	4,089

Specific power consumption (kWh/ton cement)[1,6]	124	126	125

Fuel Consumption (TJ)	165,960	139,488	132,650

Power Consumption (GWh)	7,031	6,191	6,109

Total Energy Consumption (GWh)	53,131	44,937	42,957

Cement Fuel Mix (%)

Primary Fuels	63.2	63.3	67.9

Petroleum coke	41.6	36.6	41.2

Coal	12.1	12.2	14.3

Fuel oil + Diesel	2.0	2.1	0.4

Natural gas	7.5	12.4	12.0

Alternative Fuels	36.8	36.7	32.1

Fossil-based waste	25.0	21.8	16.5

Biomass waste	11.8	14.9	15.6

Power consumption from clean energy in cement (%)[10]	36	34	40

Footnotes:

1	Calculation according to the GCCA Sustainability Guidelines for the monitoring and reporting of CO2 emissions from cement manufacturing.
2	Marked based.
3	Figure includes emissions from Cemex-owned road transport fleet.
4	All categories of Scope 3 are included.
5	Reporting data as verified by KPMG.
6	Cement only.
7	Calculation according to GCCA Sustainability Guidelines for co-processing fuels and raw materials in cement manufacturing.
8	Includes non-recyclable waste consumed in our operations as alternative raw material and fuel, alternative aggregates, own recycled material in our businesses and other waste managed by the company.
9	Classification according to GCCA Sustainability Guidelines for the monitoring and reporting of water in cement manufacturing.
10	Our definition of clean energy includes renewable energy sources such as solar, wind, hydro, geothermal, and biomass, together with power generated from waste heat recovery systems.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

• Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

282	Cemex 2025 Integrated Report

c) Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.

Cemex is among the first companies in the global cement industry to validate its 2030 decarbonization targets and 2050 net-zero goal through the Science Based Targets initiative (SBTi) for alignment under their new 1.5°C scenario, the most ambitious for the cement industry. This validation includes Scope 1, 2, and 3 emission targets, allowing us to align with the Paris Agreement objective. Our 2030 and 2050 net-zero targets do not consider the use of offsets or carbon credits, in alignment with SBTi criteria.

To reach our climate targets, we have developed a CO2 roadmap including specific reduction initiatives for each cement site, identifying the necessary resources (e.g., capital expenditure) and calendar for their implementation. Each region monitors monthly its site-by-site plan to strive to comply with its implementation and resources allocation.

Climate-related Targets	2020 Baseline	2025 Performance	2030 Target	2050 Target

Scope 1

Reduction of kg of	620	528	< 430	Net-zero

CO2/ton cementitious		14% reduction	31% reduction	CO2 emissions
product vs. 2020 baseline				across the company.

Clinker factor		70.1	68

(cementitious) (%)

Alternative fuels (%)		32.1	55

Scope 2

Reduction	57	35.5	24

kg of CO2 per ton of cementitious product		37% reduction	58%
vs. 2020 baseline			reduction

Clean electricity (%)	28	40

Scope 3

Reduction of CO2	850	828	25%

emissions per ton of			reduction
purchased clinker and cement (kgCO2/ton)

Reduction of absolute	5,730,384	1,440,736	42%
CO2 emissions of			reduction
traded fuels
(tons of CO2)

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

• Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

283	Cemex 2025 Integrated Report

Terms We Use

Financial

American Depositary Shares (ADSs). A means for non-U.S. based corporations to list their ordinary equity on an American stock exchange. Denominated in U.S. dollars, they confer full rights of ownership to the corporation’s underlying shares, which are held on deposit by a custodian bank in the company’s home country or territory. In relation to Cemex, Citibank, N.A. is the depositary of Cemex’s ADSs and each ADS represents 10 CPOs. The Cemex ADSs are listed on the New York Stock Exchange.

EBITDA. Means Operating EBITDA: Operating earnings before other expenses, net plus depreciation and operating amortization.

Free Cash Flow. Cemex defines it as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation and coupon payments on our perpetual notes).

IFRS. International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Maintenance Capital Expenditures.

Investments incurred with the purpose of ensuring the company’s operational continuity. These include capital expenditures on projects required to replace obsolete assets or maintain current operational levels, and mandatory capital expenditures, which are projects required to comply with governmental regulations or company policies.

Net Debt. Total debt (debt plus convertible bonds and financial leases) minus cash and cash equivalents.

Ordinary Participation Certificates (CPOs).

Issued under the terms of a CPO Trust Agreement governed by Mexican law. Each CPO represents two of Cemex’s series A shares and one of Cemex’s series B shares. This instrument is listed on the Mexican Stock Exchange.

pp. Percentage points.

Prices. All reference to pricing initiatives, price increases or decreases, refer to our prices for our products and services.

Sales. When referring to reportable segment sales, revenues are presented before eliminations of intragroup transactions. When referring to Consolidated Sales, these represent the total revenues of the company as reported in the financial statements.

SG&A Expenses. Selling, general and administrative expenses.

Strategic Capital Expenditures.

Investments incurred to increase the company’s profitability. These include capital expenditures on projects designed to increase profitability by expanding capacity, and margin improvement capital expenditures, which are projects designed to increase profitability by reducing costs.

Total Debt Plus Other Financial Obligations. Cemex defines it as current and non-current debt plus liabilities secured with account receivables and leases. It is not a GAAP measure.

Working Capital. Operating accounts receivable (including other current assets received as payment in kind) plus historical inventories minus operating accounts payable.

Industry

Additives. Any material that is added to either cement/binders or concrete (primarily inorganic) to achieve a specific target (e.g., alter flow properties, substitute clinker/cement, etc.).

Admixtures. Any chemical product (primarily organic molecules) that is added or applied to (our core business products) cement/binders, concrete, or aggregates to achieve a targeted performance.

Aggregates. Inert granular materials, such as stone, sand, and gravel, which are obtained from land-based sources (mainly quarries) or by dredging marine deposits. While they do not contribute to concrete’s strength, they play a crucial role in optimizing the mix by occupying volume and reducing the amount of cement needed, allowing concrete to achieve the required strength more efficiently and cost-effectively. They give ready-mix concrete its necessary volume and add to its overall strength.

Blended Cement. Blended types of cement (or blended cements) are composed of a reduced amount of clinker blended with supplementary cementitious materials (SCMs) that have the same strength, resilience, and durability performance as traditional cement and the subsequently produced concrete.

Clinker. Intermediate cement product formed through a high-temperature solid-state reaction known as “clinkering”, in which limestone, clay, and iron oxide are heated in a kiln at around 1,450 degrees Celsius. One metric ton of clinker is used to make approximately 1.1 metric tons of gray Portland cement.

CO2 or Carbon Dioxide. A chemical compound with the chemical formula CO2. It is a greenhouse gas, which means it contributes to the warming of the Earth’s atmosphere by trapping heat that would otherwise escape into space.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

• Terms We Use

Cautionary Statement Regarding Forward-Looking Statements

284	Cemex 2025 Integrated Report

CO2 Emissions. The release of CO2 into the atmosphere as a result of our direct and indirect activities. These activities can include the burning of fossil fuels (such as coal, gas, and diesel), and emissions derived from the decarbonization of limestone (process emissions).

Fly Ash. A combustion residue from coal-fired power plants with cementitious capabilities when mixed with Clinker and can be used as a supplementary cementitious material.

Gray Ordinary Portland Cement. Used for construction purposes, it is a hydraulic binding agent with a traditional composition by weight of approximately 90% to 95% clinker and up to 5% of a minor component (usually calcium sulfate and limestone). Blended Portland cement has lower clinker factor, usually below 90%, which results in lower CO2 emissions. Both traditional and blended Portland cement, when mixed with sand, stone or other aggregates, and water, produce concrete.

Installed Capacity. The theoretical annual production capacity of a plant; whereas, effective capacity is a plant’s actual optimal annual production capacity, which can be 10 to 20% less than installed capacity.

Tons. Means metric tons. One metric ton equals 1.102 short tons.

Petroleum Coke (Pet Coke). A by-product of the oil refining coking process that can be incorporated into the cement production process as fuel, in substitution of other primary fuels such as natural gas or coal.

Portland Cement. A hydraulic binding agent that hardens even under water and which, when mixed with aggregates and water, produces a composite material typically referred to as concrete.

Ready-Mix Concrete. A mixture of cement, aggregates, and water that is produced through a central batching process and transferred to a ready-mix truck for delivery or is mixed directly in the ready-mix truck (dry batching process).

Slag. A by-product of smelting ore to purify metals.

Urbanization Solutions. A portfolio of complementary products designed to address urbanization opportunities and evolving industry trends. These solutions are organized around four relevant businesses: construction chemicals, mortars, concrete products, and asphalt.

White Cement. A specialty Portland cement used primarily for decorative purposes with the same or higher performance of gray Portland cement. The white color of the cement is typically (but not limited to) achieved by reducing the iron-bearing phases in clinker to a minimum.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

• Cautionary Statement Regarding Forward-Looking Statements

285	Cemex 2025 Integrated Report

Cautionary Statement

Regarding Forward-Looking Statements

Except as the context otherwise may require, references in this report to “we,” “us,” “our,” or similar expressions refer to Cemex, S.A.B. de C.V. (“Cemex”) (NYSE: CX; BMV: CEMEX.CPO) and its consolidated entities. The information disclosed in this report and the current or future events referenced therein may contain forward-looking statements within the meaning of applicable securities laws and regulations, including but not limited to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend these forward-looking statements to be covered by the “safe harbor” provisions for forward-looking statements within the meaning of applicable securities laws and regulations in all jurisdictions where such provisions exist, including but not limited to the US Private Securities Litigation Reform Act of 1995. These forward-looking statements and information are necessarily subject to risks, uncertainties, and assumptions, including but not limited to statements related to our plans, objectives, and expectations (financial or otherwise), and typically can be identified by the use of words such as, but not limited to, “will”, “may,” “assume,” “might,” “should,” “could,” “continue,” “would,” “can,” “consider,” “anticipate,” “estimate,” “expect,” “envision,” “plan,” “believe,” “foresee,” “predict,” “potential,” “target,” “goal,” “strategy,” “intend,” “aimed”, or other forward-looking words. Although we believe that our expectations are reasonable, we can give no assurance that these expectations will prove to be correct, and actual results, performance and/or achievements may vary, including materially, from historical results, performance and/or achievements or those anticipated by forward-looking statements due to various factors. Unless otherwise indicated, these forward-looking statements reflect our current expectations and projections about the future based on certain assumptions and on our knowledge of facts and circumstances as of the date such forward-looking statements are made. These forward-looking statements necessarily involve risks, uncertainties, assumptions and other important factors that could cause results and any estimate, projection and/or guidance presented in this report to differ materially from historical results, performance and/or achievements or those anticipated by forward-looking statements due to various factors. Among others, such risks, uncertainties, assumptions, and other important factors that could cause results and any estimate, projection and/or guidance presented in this report to differ or fail to materialize, or that otherwise could have an impact on us, include those discussed in our most recent annual report and those detailed from time to time in our other filings with the US Securities and the Exchange Commission (“SEC”), Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, the “CNBV”) and the Mexican Stock Exchange (Bolsa Mexicana de Valores, the “BMV”), which factors are incorporated herein by reference, including, but not limited to: changes in general economic, political and social conditions, including government shutdowns, new governments or regimes and decisions implemented by such new governments or regimes, changes in laws or regulations in the countries in which we do business, elections, changes in inflation, interest and foreign exchange rates, employment levels, population growth, any slowdown in the flow of remittances into countries where we operate, consumer confidence and the liquidity of the financial and capital markets in Mexico, the United States of America, the European Union (“EU”), the United Kingdom or other countries in which we operate; the cyclical activity of the construction sector and reduced construction activity in our end markets or reduced use in our end markets for our products; our exposure to sectors that impact our and our clients’ businesses, particularly those operating in the commercial and residential construction sectors, and the public and private infrastructure and energy sectors; volatility in pension plan asset values and liabilities, which may require cash or other contributions to the pension plans; changes in spending levels for residential and commercial construction and general infrastructure projects; the availability of short-term credit lines or working capital facilities, which can assist us in connection with market cycles; any impact of not maintaining investment grade debt rating or not obtaining investment grade debt ratings from additional rating agencies on our cost of capital and on the cost of the products and services we purchase; availability of raw materials and related fluctuating prices of raw materials, as well as of goods and services in general, in particular increases in prices of raw materials, goods and services, as a result of inflation, trade barriers, measures imposed by governments or as a result of conflicts between countries that disrupt supply chains; our ability to maintain and expand our distribution network and maintain favorable relationships with third parties who supply us with equipment, services and essential supplies; competition in the markets in which we offer our products and services; the impact of environmental cleanup costs and other remedial actions, and other environmental, climate and related liabilities relating to existing and/or divested businesses, assets and/or operations; our ability to secure and permit aggregates reserves in strategically located areas in amounts that our operations require to operate or operate in a cost-efficient manner; the timing and amount of federal, state, and local funding for infrastructure; changes in our effective tax rate; our ability to comply with regulations and implement technologies and other initiatives that aim to reduce and/or capture CO2 emissions and comply with related carbon emissions regulations in place in the jurisdictions where we have operations; the legal and regulatory environment, including environmental, climate, trade, energy, tax, antitrust, sanctions, export controls, construction, human rights and labor welfare, and acquisition-related rules and regulations in the countries and regions in which we have operations; the effects of currency fluctuations on our results of operations and financial condition; our ability to satisfy our obligations under our debt agreements, the indentures that govern our outstanding notes, and our other debt instruments and financial obligations, and also regarding our subordinated notes with no fixed maturity and other financial obligations; adverse legal or regulatory proceedings or disputes, such as class actions or enforcement or other proceedings brought

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

• Cautionary Statement Regarding Forward-Looking Statements

286	Cemex 2025 Integrated Report

by third parties, government and regulatory agencies, including antitrust investigations and claims; our ability to protect our reputation and intellectual property; our ability to consummate asset sales or consummate asset sales in terms favorable to us, fully integrate newly acquired businesses, achieve cost-savings from our cost-reduction initiatives, implement our pricing and commercial initiatives for our products and services, and generally meet our business strategy’s goals; the increasing reliance on information technology infrastructure for our sales, invoicing, procurement, financial statements, and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties, or is subjected to invasion, disruption, or damage caused by circumstances beyond our control, including cyber-attacks, catastrophic events, power outages, natural disasters, computer system or network failures, or other security breaches; the effects of climate change, in particular reflected in weather conditions, including but not limited to excessive rain and snow, shortage of usable water, wildfires and natural disasters, such as earthquakes, hurricanes, tornadoes and floods, that could affect our facilities or the markets in which we offer our products and services or from where we source our raw materials; trade barriers, including but not limited to tariffs or import taxes, including those imposed by the United States of America to key markets in which we operate, in particular, Mexico and the EU, and changes in existing trade policies or changes to, or withdrawals from, free trade agreements, including the United States-Mexico-Canada Agreement (the “USMCA”), and the overall impact that the imposition or threat of trade barriers may cause on the overall economy of the countries in which we do business or that are part of our global supply chain; availability and cost of trucks, railcars, barges, and ships, terminals, warehouses, as well as their licensed operators, drivers, staff and workers for transport, loading and unloading of our materials or that are otherwise a part of our supply chain; labor shortages and constraints; our ability to hire, effectively compensate and retain our key personnel and maintain satisfactory labor relations; our ability to detect and prevent money laundering, terrorism financing and corruption, as well as other illegal activities, and how any measures implemented by governments to detect and prevent money laundering, terrorism financing and corruption, and other illegal activities, affect our customers, suppliers and countries in which we do business in general; defaults, losses or disruptions in agreements, financial transactions or operations resulting from sanctions or restrictions imposed on any financial institution, including but not limited to banks, common representatives, trustees, payment processors, paying agents or other financial intermediaries, or any related parties; terrorist and organized criminal activities, social unrest, as well as geopolitical events, such as global, regional or national instability, hostilities, war, and armed conflicts, including the current war between Russia and Ukraine, conflicts in the Middle East and any insecurity and hostilities in Mexico related to illegal activities or organized crime and any actions any government takes to prevent these illegal activities and organized crime; the impact of pandemics, epidemics, or outbreaks of infectious diseases and the response of governments and other third parties, which could adversely affect, among other matters, the ability of our operating facilities to operate at full or any capacity, supply chains, international operations, availability of liquidity, investor confidence and consumer spending, as well as the availability of, and demand for, our products and services; changes in the economy that affect demand for consumer goods, consequently affecting demand for our products and services; the depth and duration of an economic slowdown or recession, instability in the business landscape and lack of availability of credit; declarations of insolvency or bankruptcy, or becoming subject to similar proceedings; natural disasters and other unforeseen events (including global health hazards such as, for example, COVID-19); and our ability to implement our climate action program in effect at any given time, if any, including our current “Future in Action” climate action program, and to achieve our sustainability goals and objectives in effect at any given time, if any, including under our current “Future in Action” climate action program.

Many factors could cause our expectations, expected results, and/or projections expressed in this report and in the events referenced herein not being reached and/ or not producing the expected benefits and/or results, as any such benefits or results are subject to uncertainties, costs, performance, and also rate of success and/or implementation of technologies, some of which are yet not proven, among other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results, performance and/or achievements may vary materially from historical results, performance, and/or achievements and/or results; performance and/or achievements expressly or implicitly anticipated by the forward-looking statements; or otherwise could have an impact on us. Forward-looking statements should not be considered guarantees of future performance, and past results or developments are not indicative of results or developments in subsequent periods. Actual results, performance and/or achievements of our operations and the development of market conditions in which we operate, or other circumstances that may materialize, may differ materially from those described in, or suggested by, the forward-looking statements contained in this report, and events referenced therein. Any or all of our forward-looking statements may turn out to be inaccurate and the factors identified above are not exhaustive. Accordingly, undue reliance on forward-looking statements should not be placed, as such forward-looking statements speak only as of the dates on which they are made. The forward-looking statements and the information disclosed in this report are made and stated as of the dates specified in such referenced report and are subject to change without notice; and, except to the extent legally required, we expressly disclaim any obligation or undertaking to update or correct the information contained in this report, or revise any forward-looking statements in such referenced report, whether to reflect new information, the occurrence of anticipated or unanticipated future events or circumstances, any change in our expectations regarding those forward-looking statements, any change in events, conditions or circumstances on which any such statement is based, or otherwise. Readers should review future reports filed or furnished by us with the SEC, the CNBV and the BMV. Market data used in this report and events referenced herein not attributed to a specific source are our estimates and have not been independently verified. Certain financial and statistical information contained in this report is subject to rounding adjustments; accordingly, any discrepancies between the totals and the sums of the amounts listed are due to rounding. Unless otherwise specified, all references to records are our internal records.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

• Cautionary Statement Regarding Forward-Looking Statements

287	Cemex 2025 Integrated Report

This report includes certain non-International Financing Reporting Standards (“IFRS”) financial measures that differ from financial information presented by us in accordance with IFRS in its financial statements and reports containing financial information. The aforementioned non-IFRS financial measures include “Operating EBITDA” (operating earnings before other expenses, net plus depreciation and amortization) and “Operating EBITDA Margin”. The closest IFRS financial measure to Operating EBITDA is “Operating earnings before other expenses, net”, as Operating EBITDA adds depreciation and amortization to the IFRS financial measure. Our Operating EBITDA Margin is calculated by dividing our Operating EBITDA for the period by our revenues as reported in our financial statements for the same period. We believe there is no close IFRS financial measure to compare Operating EBITDA Margin. These non-IFRS financial measures are designed to complement and should not be considered superior to financial measures calculated in accordance with IFRS. Although Operating EBITDA and Operating EBITDA Margin are not measures of operating performance, an alternative to cash flows or a measure of financial position under IFRS, Operating EBITDA is the financial measure used by our management to review operating performance and profitability, for decision-making purposes and to allocate resources. Moreover, our Operating EBITDA is a measure used by our creditors to review our ability to internally fund capital expenditures, service or incur debt and comply with financial covenants under our financing agreements. Furthermore, our management regularly reviews our Operating EBITDA Margin by reportable segment and on a consolidated basis as a measure of performance and profitability. These non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similarly titled measures presented by other companies. The financial measures presented in this report are being provided for informative purposes only and shall not be construed as investment, financial, or other advice. Also, this report includes statistical data regarding the production, distribution, marketing and sale of cement, ready-mix, clinker, aggregates and Urbanization Solutions. We generated some of this data internally, and some was obtained from independent industry publications and reports that we believe to be reliable sources. We have not independently verified this data nor sought the consent of any organizations to refer to their reports in this report. We act in strict compliance with antitrust laws and as such, among other measures, maintain an independent pricing policy that has been independently developed and its core element is to price our products and services based upon their quality and characteristics as well as their value to our customers. We do not accept any communications or agreements of any type with competitors regarding the determination of our prices for our products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to our prices for our products. The information, statements, and opinions contained in this report are for informational purposes only and do not constitute a public offer under any applicable legislation, an offer to sell, or solicitation of any offer to buy any securities or financial instruments, or any advice or recommendation with respect to such securities or other financial instruments. You should not construe any such information or other material as legal, tax, investment, financial, or other advice. We are not responsible for any third-party information referenced in this report.

Cautionary Statement Regarding Environmental, Social, and Governance (“ESG”) and Sustainability-Related Data, Metrics, and Methodologies.

This report includes non-financial metrics, estimates, or other information related to ESG and sustainability matters that are subject to significant uncertainties, which may include the methodology, collection, and verification of data, various estimates, and assumptions, and/or underlying data that is obtained from third parties, some of which cannot be independently verified. The preparation of certain information on ESG and sustainability matters contained in this report requires the application of a number of key judgments, assumptions, and estimates. The reported measures reflect good faith estimates, assumptions, and judgments at the given point in time. There is a risk that these judgments, estimates, or assumptions may subsequently prove to be incorrect and/ or, to the extent legally required, may need to be restated or changed. The disclosure of information on sustainability-related matters is not yet subject to the same recognized or accepted reporting or accounting principles and rules as traditional financial information. Consequently, there are no commonly accepted reporting practices for us to follow, and ESG metrics among organizations in our industry may not be comparable. In addition, the underlying data, systems, and controls that support non-financial reporting are generally considerably less sophisticated than the systems and internal control for financial reporting and rely on manual processes. This may result in non-comparable information between organizations and/ or between reporting periods within organizations as methodologies continue to develop and/or be socialized. The further development of or changes to accounting and/or reporting standards could materially impact the performance metrics, data points, and targets contained in this report, and the reader may not be able to compare non-financial information performance metrics, data points, or targets between reporting periods on a direct like-for-like basis. Additionally, the information disclosed in this report contains references to “green,” “social,” “sustainable,” or equivalent-labelled activities, products, assets, or projects. There is currently no single globally recognized or accepted, consistent, and comparable set of definitions or standards (legal, regulatory, or otherwise) of, nor widespread cross-market consensus i) as to what constitutes, a ‘green’, ‘social,’ or ‘sustainable’ or having equivalent-labelled activity, product, or asset; or ii) as to what precise attributes are required for a particular activity, product, or asset to be defined as ‘green’, ‘social,’ or ‘sustainable’ or such other equivalent label; or iii) as to climate and sustainable funding and financing activities and their classification and reporting. Therefore, there is little certainty, and no assurance or rereport is given that such activities, products, assets or projects and/or reporting of those activities, products, assets or projects will meet any present or future expectations or requirements for describing or classifying such activities, products, assets or projects as ‘green,’ ‘social,’ or ‘sustainable,’ or attributing similar labels. We expect policies, regulatory requirements, standards, and definitions to be developed and continuously evolve over time.

CONTENTS

Our Company

Our Strategy

Financial Performance

Future in Action

Stakeholder Engagement

Governance

Appendix

Selected Consolidated Financial Information

Financial Information

Non-Financial Information

Scope and Boundaries of This Report

Double Materiality Assessment

How We Engage With Our Stakeholders

Board of Directors Skill Set

EU Taxonomy

GRI Content Index

Sustainability Accounting Standards Board Response (SASB)

Task Force on Climate-Related Financial Disclosure Response (TCFD)

Terms We Use

• Cautionary Statement Regarding Forward-Looking Statements

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Cautionary Statement Regarding Forward-Looking ESG or Sustainability Statements.

Certain sections in this report contain ESG- or sustainability-related forward-looking statements, such as aims, ambitions, estimates, forecasts, plans, projections, targets, goals and other metrics, including but not limited to: climate and emissions, business and human rights, corporate governance, research and development and partnerships, development of products and services that intend to address sustainability-related concerns and sustainability related targets/ambitions when finalized, including the implementation of technologies and other initiatives that aim to reduce and/or capture CO2 emissions. These forward-looking statements also include references to specific programs, such as our current “Future in Action” climate action program, as well as various ESG-related indicators, objectives or metrics disclosed previously or that may be disclosed in the future, none of which are guarantees and any and all of which may ultimately not be achieved or may be abandoned at any time, whether in part, in full, or within any specific timeframe. There are many significant uncertainties, assumptions, judgements, opinions, estimates, forecasts and statements made of future expectations underlying these forward-looking statements which could cause actual results, performance, outcomes or events to differ materially from those expressed or implied in these forward-looking statements, which include, but are not limited to: the extent and pace of climate change, including the timing and manifestation of physical and transition risks; the macroeconomic environment; uncertainty around future climate-related policy, including the timely implementation and integration of adequate government policies; the effectiveness of actions of governments, legislators, regulators, businesses, investors, customers, and other stakeholders to mitigate the impact of climate and sustainability-related risks; changes in customer behavior and demand, changes in the available technology for mitigation and the effectiveness of any such technologies, as some of these new technologies may be unproven; excessive costs and expenses related to acquire and/or develop technology for mitigation; the roll-out of low carbon infrastructure; the availability and adoption of renewable energy in our value chain; the development of carbon capture, circular utilization, and sequestration technologies, including the adoption of cost-effective carbon-related technologies such as carbon capture, utilization, and storage; the availability of accurate, verifiable, reliable, consistent, and comparable climate-related data; lack of transparency and comparability of climate-related forward-looking methodologies; variation in approaches and outcomes, as variations in methodologies may lead to under or overestimates and consequently present exaggerated indication of climate-related risk; and reliance on assumptions and future uncertainty. Calculations of forward-looking metrics are complex and require many methodological choices and assumptions. Accordingly, undue reliance should not be placed on these forward-looking statements. Furthermore, changing national and international standards, industry and scientific practices, regulatory requirements, and market expectations regarding climate change, which remain under continuous development, are subject to different interpretations. There can be no assurance that these standards, practices, requirements, and expectations will not be interpreted differently than our understanding when defining sustainability-related ambitions and targets or change in a manner that substantially increases the cost or effort for us to achieve such ambitions and targets.

//CEMEX www.cemex.com